Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HECLA MINING COMPANY

(Exact Name of Registrant as Specified in its Charter)

Delaware	1400	77-0664171
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

(208) 769-4100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David C. Sienko, Esq.

General Counsel

Hecla Mining Company

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

(208) 769-4100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

J. Craig Walker, Esq. K&L Gates LLP 70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 (312) 372-1121	Douglas J. Siddoway, Esq. Randall | Danskin, P.S. 1500 Bank of America Financial Center 601 West Riverside Avenue Spokane, Washington 99201-0626 (509) 747-2052

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and upon completion of the merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post–effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per unit(1)	Proposed Maximum Aggregate(2) Offering Price	Amount of Registration Fee(3)
Common Stock, par value $0.25 per share	6,617,524	N/A	$20,399,269.50	$2,370.40

(1)	Represents the estimated maximum number of shares of the Registrant’s common stock to be issued in connection with the merger described herein. The number of shares of common stock is based on the estimated number of shares of Revett Mining Company, Inc. common stock outstanding and reserved for issuance as of April 15, 2015 and the exchange of each such share for 0.1622 of a share of the Registrant’s common stock pursuant to the Agreement and Plan of Merger, dated as of March 26, 2015, by and among the Registrant, RHL Holdings, Inc., and Revett Mining Company, Inc., and includes 364,877 shares issuable upon exercise of the warrants that will be issued in replacement of outstanding warrants to purchase Revett Mining Company, Inc. common stock.
(2)	Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rules 457(f)(1) and 457(c) under the Securities Act. The proposed maximum aggregate offering price of the Registrant’s common stock was calculated based upon the market value of shares of Revett Mining Company, Inc. common stock (the securities to be cancelled in the merger) in accordance with Rule 457(c) under the Securities Act as follows: the product of (A) $0.50, the average of the high and low prices per share of Revett Mining Company, Inc. common stock on April 14, 2015, as quoted on the New York Stock Exchange/Market Division, multiplied by (B) 40,798,539, the estimated maximum number of shares of Revett Mining Company, Inc. common stock outstanding and reserved for issuance as of April 15, 2015.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $116.20 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April 20, 2015

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Revett Mining Company, Inc., a Delaware corporation (“Revett”), Hecla Mining Company, a Delaware corporation (“Hecla”), and RHL Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Hecla (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of March 26, 2015 (as it may be amended from time to time, the “merger agreement”) pursuant to which Merger Sub will merge with and into Revett with Revett surviving the merger as a wholly-owned subsidiary of Hecla (the “merger”).

If the merger is completed, Revett stockholders will have the right to receive 0.1622 of a share of Hecla common stock for each share of Revett common stock, with cash paid in lieu of fractional shares. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger.

Based on the estimated number of shares of Revett common stock outstanding on the record date for the special meeting of Revett stockholders, Hecla expects to issue approximately 6,252,646 shares of Hecla common stock to Revett stockholders in the merger. Upon completion of the transaction, it is projected that holders of Revett common stock will own approximately 1.66% of Hecla’s outstanding common stock, while existing stockholders of Hecla will continue to own the remaining 98.34%. Revett common stock is currently listed for trading on the NYSE MKT and the Toronto Stock Exchange under the symbol “RVM”. Following completion of the merger, Hecla common stock will continue to trade on the NYSE under the symbol “HL” and Revett common stock will cease to be listed for trading.

Revett will hold a special meeting of its stockholders on [    ], 2015 in conjunction with the proposed merger. Hecla’s stockholders are not required to approve the proposed merger.

At the special meeting of Revett stockholders, Revett stockholders will be asked to consider and vote on (i) a proposal to adopt the merger agreement (the “merger proposal”), (ii) a proposal to adjourn the special meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the merger proposal (the “Revett adjournment proposal”) and (iii) a non-binding, advisory proposal to approve the compensation that may become payable to Revett’s named executive officers in connection with the merger (the “compensation proposal”). Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Revett common stock entitled to vote thereon. Approval of the Revett adjournment proposal and the compensation proposal each requires the affirmative vote of holders of a majority of the shares of Revett common stock present in person or represented by proxy at the special meeting and entitled to vote on the matter.

Revett cannot complete the merger unless its stockholders approve the merger proposal. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the special meeting in person, please submit a proxy as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) marking, signing, dating and returning all proxy cards that you receive in the postage-paid envelope provided, so that your shares may be represented and voted at the special meeting.

After careful consideration, the Revett board of directors, on March 25, 2015, unanimously approved and declared advisable the merger agreement and the merger, directed that the merger agreement be submitted to the stockholders of Revett for adoption and determined that the terms of the merger agreement and the merger are fair to and in the best interests of Revett’s stockholders. The Revett board of directors accordingly unanimously recommends that the Revett stockholders vote “FOR” each of the merger proposal, the Revett adjournment proposal and the compensation proposal.

The obligations of Revett and Hecla to complete the transactions are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about Revett, Hecla and the merger is contained in this proxy statement/prospectus. Revett and Hecla encourage you to read this entire proxy statement/prospectus carefully, including the section entitled “Risk Factors” beginning on page 22, as well as the information incorporated herein by reference.

We look forward to the successful completion of the merger.

Sincerely,

John G. Shanahan President and Chief Executive Officer Revett Mining Company, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined that this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [    ], 2015 and is first being mailed to the stockholders of Revett on or about [    ], 2015.

Revett Mining Company, Inc.

11115 East Montgomery, Suite G

Spokane Valley, Washington 99206

(509) 921-2294

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On [    ], 2015

Dear Stockholders of Revett Mining Company, Inc.:

We are pleased to invite you to attend the special meeting of stockholders of Revett Mining Company, Inc., a Delaware corporation (“Revett”), which will be held at [    ], Spokane Valley, Washington, on [                    ], 2015, at [                    ] a.m., local time, for the following purposes:

•	to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of March 26, 2015, by and among Revett, Hecla Mining Company, a Delaware corporation (“Hecla”), and RHL Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Hecla (“Merger Sub”), as it may be amended from time to time, a copy of which is included as Appendix A to the proxy statement/prospectus accompanying this notice, pursuant to which Merger Sub will be merged with and into Revett (with Revett surviving the merger as a wholly-owned subsidiary of Hecla) and each outstanding share of common stock of Revett (other than shares owned by Revett, Hecla or Merger Sub, which will be cancelled) will be converted into the right to receive 0.1622 of a share of common stock of Hecla, with cash paid in lieu of fractional shares (the “merger proposal”);

•	to consider and vote on a proposal to adjourn the special meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the merger proposal (the “Revett adjournment proposal”); and

•	to consider and vote on a non-binding, advisory proposal to approve the compensation that may become payable to Revett’s named executive officers in connection with the completion of the merger (the “compensation proposal”).

Revett will transact no other business at the special meeting except such business as may be brought at the direction of the Revett board of directors. Please refer to the attached proxy statement/prospectus for further information with respect to the business to be transacted at the special meeting.

The Revett board of directors has fixed the close of business on [                    ], 2015 as the record date for determination of Revett stockholders entitled to receive notice of, and to vote at, the special meeting or any adjournments or postponements thereof. Only stockholders of record of Revett at the close of business on the record date are entitled to notice of, and to vote at, the special meeting and at any adjournment or postponement of the special meeting. A list of stockholders of record entitled to vote at the special meeting will be available for inspection by stockholders for any purpose germane to the special meeting of Revett at Revett’s executive offices and principal place of business at 11115 East Montgomery, Suite G, Spokane Valley, Washington 99206 during ordinary business hours for a period of ten days before the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Revett common stock entitled to vote thereon. Certain stockholders of Revett holding approximately 14.73% of Revett common stock have entered into shareholder agreements, each dated March 26, 2015, pursuant to which each such stockholder has agreed, among other things, to vote its shares of Revett common stock in favor of the approval of the merger agreement. Approval of the Revett adjournment proposal and the compensation proposal each requires the affirmative vote of holders of a majority of the shares of Revett common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal.

Your vote is important. Whether or not you expect to attend in person, we urge you to submit your proxy as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the special meeting. If your shares are held in the name of a broker, bank, trust company or other nominee, please follow the instructions on the voting instruction card furnished to you by such record holder.

Please note that if you hold shares in different accounts, it is important that you vote the shares represented by each account.

The enclosed proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read the proxy statement/prospectus, including any documents incorporated by reference, and the appendices carefully and in their entirety.

By order of the Board of Directors,

John G. Shanahan

President and Chief Executive Officer

Spokane Valley, Washington

[                    ], 2015

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Hecla Mining Company (“Hecla”) from other documents filed with the Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this proxy statement/prospectus. See “Where You Can Find More Information.”

Documents incorporated by reference are available to you without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers.

Hecla Mining Company Investor Relations 6500 N. Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815-9408 (208) 769-4100	Revett Mining Company, Inc. Investor Relations 11115 East Montgomery, Suite G Spokane Valley, Washington 99206 (509) 921-2294

To receive timely delivery of the requested documents in advance of the special meeting, you should make your request no later than [                    ], 2015.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Hecla (File No. 333-[            ]), constitutes a prospectus of Hecla under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Hecla common stock to be issued pursuant to the Agreement and Plan of Merger, dated as of March 26, 2015, by and among Hecla, RHL Holdings, Inc. (“Merger Sub”), and Revett, as the same may be amended from time to time (the “merger agreement”). This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of Revett stockholders, at which Revett stockholders will be asked to consider and vote on, among other matters, a proposal to adopt the merger agreement and the transactions contemplated thereby.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [                    ], 2015. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to Revett stockholders nor the issuance by Hecla of its common stock pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which, or from any person to whom, it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Hecla contained in this proxy statement/prospectus or incorporated by reference has been provided by Hecla, and the information concerning Revett contained in this proxy statement/prospectus or incorporated by reference has been provided by Revett.

Unless otherwise indicated or as the context otherwise requires, all references in this proxy statement/prospectus to:

•	“effective time” means the time the merger becomes effective;

•	“Hecla” means Hecla Mining Company, a Delaware corporation;

•	“Hecla common stock” means the common stock, par value $0.25 per share, of Hecla;

•	“merger” means the merger of Merger Sub with and into Revett, with Revett surviving the merger and becoming a wholly-owned subsidiary of Hecla;

•	“merger agreement” means the Agreement and Plan of Merger, dated March 26, 2015, among Revett, Hecla and Merger Sub, as it may be amended from time to time, a copy of which is included as Appendix A in this proxy statement/prospectus;

•	“Merger Sub” means RHL Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Hecla;

•	“Revett” means Revett Mining Company, Inc., a Delaware corporation;

•	“Revett common stock” means the common stock, par value $0.01 per share, of Revett; and

•	“surviving company” means Revett and Hecla following completion of the merger, collectively.

Prospectus

QUESTIONS AND ANSWERS

Set forth below are questions that you, as a stockholder of Revett, may have regarding the merger, the adjournment proposal, the advisory compensation proposal and the special meeting, and brief answers to those questions. You are urged to read carefully this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety, including the merger agreement, which is attached as Appendix A to this proxy statement/prospectus, and the documents incorporated by reference into this proxy statement/prospectus, because this section may not provide all of the information that is important to you with respect to the merger and the special meeting. You may obtain a list of the documents incorporated by reference into this proxy statement/prospectus in the section titled “Where You Can Find More Information” beginning on page 111.

Q: Why am I receiving this proxy statement/prospectus?

A: Revett and Hecla have agreed to a merger, pursuant to which Revett will merge with Merger Sub, a wholly-owned subsidiary of Hecla (“Merger Sub”). Revett will continue its existence as the surviving entity and become a wholly-owned subsidiary of Hecla, but will cease to be a publicly traded company. This transaction is sometimes referred to throughout this proxy statement/prospectus as the “Merger.” Please see “Proposal 1: The Adoption of the Merger Agreement—Effects of the Merger” on page 37 of this proxy statement/prospectus and “Proposal 1: The Adoption of the Merger Agreement—The Merger Agreement” on page 57 of this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

In order to complete the merger, Revett stockholders must vote to approve the merger agreement. Revett is holding a special meeting of its stockholders to obtain such stockholder approval. Revett stockholders will also be asked to approve, on an advisory (non-binding) basis, the payments that will or may be paid by Revett to its named executive officers in connection with the merger.

In the merger, Hecla will issue shares of its common stock the consideration to be paid to holders of Revett common stock. This document is being delivered to you as both a proxy statement of Revett and a prospectus of Hecla in connection with the merger. It is the proxy statement by which the board of directors of Revett is soliciting proxies from you to vote on the approval of the merger agreement and the transactions contemplated thereby at the special meeting or at any adjournment or postponement of the special meeting. It is also the prospectus by which Hecla is offering the shares of Hecla common stock it will issue to you in the merger.

Q: How does the board of directors of Revett recommend that its stockholders vote?

A: Revett’s board of directors unanimously approved and declared advisable the merger agreement and the merger, directed that the merger agreement be submitted to the stockholders of Revett for adoption and determined that the terms of the merger agreement and the merger are fair to and in the best interests of Revett’s stockholders. The Revett board of directors accordingly unanimously recommends that the Revett stockholders vote “FOR” each of the merger proposal, the Revett adjournment proposal and the compensation proposal, see “Proposal 1: The Adoption of the Merger Agreement—Recommendation of Revett’s Board of Directors; Revett’s Reasons for the Merger” beginning on page 42 of this proxy statement/prospectus.

Q: Am I being asked to vote on anything else?

A: Yes. Revett’s board of directors is asking you to consider and vote on the adjournment proposal and the advisory compensation proposal. See “Proposal 2: Possible Adjournment to Solicit Additional Proxies If Necessary or Appropriate” on page 72 of this proxy statement/prospectus and “Proposal 3: Advisory (Non-Binding) Vote on Compensation” beginning on page 73 of this proxy statement/prospectus.

Q: Why are Revett stockholders being asked to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Revett’s named executive officers in connection with the completion of the merger?

A: The rules promulgated by the SEC under Section 14A of the Exchange Act require Revett to seek a non-binding, advisory vote with respect to certain compensation that may be paid or become payable to Revett’s named executive officers in connection with the merger. For more information regarding such payments, see the section entitled “Proposal 3: Advisory (Non-Binding) Vote on Compensation” beginning on page 73.

Q: What will Revett stockholders receive in the transaction?

A: If the transaction is completed, holders of Revett common stock will be entitled to receive 0.1622 of a share of Hecla common stock for each share of Revett common stock they hold at the effective time. Revett stockholders will not receive any fractional shares of Hecla common stock in the merger. Instead, Hecla will pay cash in lieu of any fractional shares of Hecla common stock that a Revett stockholder would otherwise have been entitled to receive. Following the completion of the merger, Revett common stock will cease to trade on the New York Stock Exchange Market Division (“NYSE MKT”) and the Toronto Stock Exchange (“TSX”).

Q: What will happen to outstanding Revett options and warrants in the Merger?

A: At the effective time, each option to purchase shares of Revett common stock that is outstanding immediately prior to the effective time (whether or not vested) that has an exercise price per share greater than the merger consideration (which is the case for all currently outstanding options) will be cancelled without any payment being made in respect thereof, in accordance with the provisions of that plan.

At the effective time, and in accordance with the terms of each warrant to purchase shares of Revett common stock that is outstanding immediately prior to the effective time, Hecla will issue a replacement warrant to each holder thereof that will be exercisable for a number of shares of Hecla common stock (without interest, and subject to deduction for any required withholding tax, and no issuance of fractional shares and the number of such shares rounded down) equal to the product of (i) 0.1622 and (ii) the number of shares of Revett subject to such warrant, with an exercise price of $6.17 per share of Hecla common stock, pursuant to and in accordance with such holder’s warrants (as amended).

Q: What happens if the market price of shares of Hecla common stock or shares of Revett common stock changes before the closing of the merger?

A: No change will be made to the exchange ratio of 0.1622 if the market price of shares of Revett common stock or shares of Hecla common stock changes before the closing of the merger.

Q: How will Revett stockholders receive the merger consideration to which they are entitled?

A: After receiving the proper documentation from you, following the effective date of the merger, the exchange agent will forward to you (if you are the holder of record) or to your broker, bank, trust company or other nominee (if your shares are held through such entity) the shares of Hecla common stock and cash in lieu of fractional shares to which you are entitled. For additional information about the exchange of Revett shares of common stock for Hecla shares of common stock, see the section entitled “Proposal 1: The Adoption of the Merger Agreement—Exchange of Shares in the Merger” beginning on page 55.

You do not need to take any action at this time. Please do not send your Revett stock certificates with your proxy card.

Q: How does Hecla common stock differ from Revett common stock?

A: Your rights as a Hecla stockholder will be different than your rights as a Revett stockholder. A chart comparing your rights as a Revett stockholder to your rights as a Hecla stockholder is included in this proxy statement/prospectus. Please see “Comparative Rights of Hecla Stockholders and Revett Stockholders” beginning at page 76 of this proxy statement/prospectus.

Q: Will the shares of Hecla common stock issued in connection with the Merger be listed for trading on a stock exchange?

A: Hecla’s outstanding common stock is currently listed on the New York Stock Exchange (the “NYSE”). Hecla has filed an application to have the Hecla shares issued as part of the merger approved for listing on the NYSE upon notice of issuance.

Q: When does Revett expect the transaction to be completed?

A: Hecla and Revett are working to complete the merger as quickly as practicable, and currently expect that it could be completed in the second quarter of 2015, promptly after the special meeting.

Q: What are the material United States federal income tax consequences of the transaction?

A: Revett is not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the merger. Revett stockholders that are U.S. holders are not expected to recognize any gain or loss for U.S. federal income tax purposes upon the merger, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Hecla common stock received in the merger.

The aggregate tax basis of the Hecla common stock received in the merger (including fractional shares deemed received and redeemed) will be equal to the aggregate adjusted tax basis of the shares of Revett common stock surrendered for the Hecla common stock, and the holding period of the Hecla common stock (including fractional shares deemed received and redeemed) will include the period during which the shares of Revett common stock were held.

Revett has received the opinion of Randall | Danskin, P.S. that, more likely than not, the merger will qualify as a tax-free reorganization described in Section 368 of the United Stated Internal Revenue Code of 1986, as amended (the “Code”). You are encouraged to read the opinion, which is attached as Appendix C. In addition, you should also read the discussion in the section entitled “Proposal 1: The Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger” on page 53 of this proxy statement/prospectus and consult your own tax advisors as to the United States federal income tax consequences of the merger, as well as the effects of state, local and foreign tax laws.

Q: What vote of Revett stockholders is required to approve the Merger?

A: Approval of the of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Revett common stock. Only holders of record of Revett common stock at the close of business on [     ], which is referred to as the record date, are entitled to notice of and to vote at the special meeting. As of the record date, there were [39,273,989] shares of Revett common stock outstanding and entitled to vote at the special meeting.

Q: Are any stockholders already committed to vote in favor of the Merger?

A: Yes. Pursuant to Shareholder Agreements with Hecla, Revett’s stockholder Urion Holdings (Malta) Limited, a wholly-owned, indirect subsidiary of Trafigura Beheer B.V. Van Heuven (collectively “Trafigura’), and the following directors and officers of Revett: John G. Shanahan, Kenneth S. Eickerman, Douglas Miller, Monique Hayes, Timothy Lindsey, Albert F. Appleton, Larry M. Okada, and John B. McCombe, have each agreed to vote all of the shares of Revett common stock that they directly, indirectly or beneficially own or control at the special meeting in favor of the merger. These shares represent approximately 14.73% of the outstanding shares of Revett common stock as of the date of this proxy statement/prospectus. For a more complete description of the Shareholder Agreements, see “Proposal 1: The Adoption of the Merger Agreement—Shareholder Agreements” beginning at page 57 of this proxy statement/prospectus. The form of Shareholder Agreement is also attached to this proxy statement/prospectus as Appendix D.

Q: Are there any risks to me in approving the Merger?

A: Yes. You should carefully review the section entitled “Risk Factors” beginning on page 22 this proxy statement/prospectus.

Q: What happens if the Merger is not completed?

A: If the merger is not approved by the Revett stockholders or the merger does not occur for any other reason, neither Revett nor its stockholders will receive any shares of Hecla common stock. Instead, Revett will remain an independent public company and Revett’s common stock will continue to be quoted on the NYSE MKT and TSX. Further, if the merger does not occur under specified circumstances, Revett may be required to pay Hecla a termination fee and reimburse Hecla for its expenses incurred under the merger agreement as described under the section entitled “Proposal 1: The Adoption of the Merger Agreement—The Merger Agreement—Termination Fees and Expenses” beginning on page 69. Revett is experiencing severe financial challenges, and stockholders should carefully review the discussion of such challenges set forth in “Risk Factors—Risk Factors Relating to Revett—Liquidity Considerations and Going Concern” beginning on page 26, and elsewhere in this proxy statement/prospectus. If the merger is not completed, Revett would have to seek additional financing, which may well be unavailable, or consider other alternatives, including a bankruptcy filing.

Q: Am I entitled to appraisal or dissenters’ rights?

A: No. Under Delaware law, holders of Revett common stock will not be entitled to dissenters’ or appraisal rights. Therefore, holders of Revett common stock as of the record date that are against the merger may vote against adoption of the merger agreement but may not exercise dissenters’ or appraisal rights. See “No Appraisal Rights” beginning on page 85.

Q: When and where will the special meeting of Revett stockholders be held?

A: The special meeting of Revett stockholders will be held at [     ], Spokane Valley, Washington, on [                     ], 2015, at [             ] a.m., local time.

Q: Who can attend and vote at the special meeting?

A: All Revett stockholders of record as of the close of business on the record date are entitled to receive notice of and to vote at the special meeting.

Q: How can I attend the special meeting?

A: All of Revett’s stockholders are invited to attend the special meeting. Please be prepared to provide identification, such as a driver’s license or passport, before being admitted to the special meeting. If you hold your shares in a stock brokerage account or if your shares are held by a broker, bank, trust company or other nominee (that is, in “street name”), you will need to provide proof of ownership to be admitted to the special meeting. A brokerage statement or letter from your broker, bank, trust company or other nominee proving ownership of the shares on the record date for the special meeting are examples of proof of ownership. To help Revett plan for the special meeting, please indicate whether you expect to attend by responding affirmatively when prompted during Internet or telephone proxy submission or by marking the attendance box on your proxy card.

Q: What constitutes a quorum at the special meeting?

A: The presence, in person or by proxy, of the holders of not less than one-third of the voting power of the Revett common stock entitled to vote at the special meeting shall constitute a quorum for the transaction of business. The inspectors of election will treat abstentions and broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum. A broker non-vote occurs when a broker or other nominee that holds shares on behalf of a street name stockholder returns a valid proxy card, but does not vote on a particular matter because it does not have discretionary authority to vote on that particular matter and has not received voting instructions from the street name stockholder.

Q: What should I do now in order to vote on the proposals being considered at the special meeting?

A: Revett stockholders as of the record date may vote by proxy by

•	completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope;

•	accessing the Internet website specified on your proxy card; or

•	calling the toll-free number specified on your proxy card.

If you hold shares of Revett common stock in “street name,” which means that your shares are held of record by a broker, bank or other nominee, please refer to the voting instruction form used by your broker, bank or other nominee to see how to vote your shares.

Additionally, you may also vote in person by attending the special meeting. If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote at the special meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the special meeting. Whether or not you plan to attend the special meeting, you should submit your proxy card or voting instruction form as described in this proxy statement/prospectus.

Q: If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A: No. If you hold your shares in a stock brokerage account or if your shares are held by a broker, bank, trust company or other nominee (that is, in “street name”), your broker, bank, trust company or other nominee (“broker”) cannot vote your shares on any of the proposals to be considered at the special meeting as all such proposals are “non-routine” matters. You should instruct your broker as to how to vote your shares, following the directions from your broker, bank, trust company or other nominee provided to you. Please check the voting form used by your broker. If you do not provide your broker with instructions, your shares Revett common stock will not be voted on any proposal at the special meeting. Please note that you may not vote shares held in street name by returning a proxy card directly to Revett or by voting in person at the applicable special meeting unless you provide a legal proxy, which you must obtain from your broker.

Q: What will happen if I abstain from voting or fail to vote?

A: Revett cannot complete the merger unless its stockholders adopt the merger agreement and the transactions contemplated thereby. Because approval is based on the affirmative vote of at least a majority of the outstanding shares of Revett common stock, a Revett stockholder’s failure to vote, an abstention from voting or the failure of a Revett stockholder who holds his or her shares in “street name” through a broker to give voting instructions to such broker will have the same effect as a vote “AGAINST” adoption of the merger agreement.

Q: What will happen if I sign my proxy without specifying my voting preference?

A: If you submit a signed proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted “FOR” the merger proposal, “FOR” the adjournment proposal, and “FOR” the compensation proposal.

Q: Can I change my vote after I have delivered my proxy?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. If you are a holder of record, you can do this in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date (including by telephone or through the Internet); or

•	you can attend the special meeting and vote in person, which will revoke any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given. If you provide a written notice of revocation, you must submit it to the Corporate Secretary of Revett no later than the beginning of the special meeting. If you grant a new proxy by telephone or Internet voting, your revised instructions must be received by 11:59 p.m. Eastern Time on [ ], 2015. If your shares are held in street name by your broker, bank, trust company or other nominee, you should contact your broker to change your vote or revoke your proxy.

Q: What happens if I transfer my shares of Revett stock before the special meeting?

A: The record date for the special meeting is earlier than both the date of the special meeting and the date that the merger is expected to be completed. If you transfer your Revett shares after the record date for the special meeting, you will retain your right to vote at the special meeting, but you will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold your shares through the effective date of the merger.

Q: What should I do if I receive more than one set of voting materials for the special meeting?

A: You may receive more than one set of voting materials for the special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. For each and every proxy card and voting instruction form that you receive, please vote as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-prepaid envelope enclosed for that purpose.

Q: Who can help answer my questions?

A: If you have any questions about the merger or the merger agreement or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact:

Revett Mining Company, Inc. Investor Relations 11115 East Montgomery, Suite G Spokane Valley, Washington 99206 (509) 921-2294	Hecla Mining Company Investor Relations 6500 N. Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815-9408 (208) 769-4100

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the information incorporated by reference herein contains numerous forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements relating to the financial condition, results of operations, business strategies, operating efficiencies or synergies, projected timetable, expected tax treatment of the transaction, competitive positions, growth opportunities, plans and objectives of the management of each of Hecla and Revett, the merger and other transactions contemplated by the merger agreement, the markets for Hecla and Revett common stock and other matters. Such forward-looking statements may be identified by the use of words such as “believes,” “intends,” “expects,” “hopes,” “may,” “should,” “will,” “plan,” “projected,” “contemplates,” “anticipates” or similar words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The factors that could cause actual results to differ materially from those projected in the forward-looking statements include but are not limited to:

•	the parties’ ability to consummate the transaction;

•	the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the merger and instituted against Revett, Hecla, and others;

•	the conditions to the completion of the transaction, including the receipt of approval of Revett’s stockholders;

•	the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger;

•	the possibility that the parties may not realize any or all of the anticipated benefits from the merger;

•	the potential impact of the announcement or consummation of the merger on relationships, including with employees, suppliers, customers, competitors and credit rating agencies;

•	unexpected costs may be incurred;

•	the risks and hazards inherent in the mining business (including risks inherent in developing large-scale mining projects, environmental hazards, industrial accidents, weather or geologically related conditions);

•	a substantial or extended decline in metals prices;

•	an increase in operating or capital costs, mine accidents or closures, increasing environmental obligations, or inability to convert exploration potential to reserves may cause the parties’ to record write-downs, which could negatively impact results of operations;

•	the uncertainties inherent in the production, exploratory and developmental activities, including risks relating to permitting and regulatory delays, ground conditions and grade variability;

•	any future labor disputes or work stoppages;

•	regulatory investigations could adversely affect metals prices;

•	the parties have had losses that could reoccur in the future;

•	commodity risk management activities could expose the parties to losses;

•	the parties’ profitability could be affected by the prices of other commodities and services;

•	the parties’ accounting and other estimates may be imprecise;

•	the parties’ ability to recognize the benefits of deferred tax assets is dependent on future cash flows and taxable income;

•	global financial events may have an impact on each party’s business and financial condition in ways that they currently cannot predict;

•	returns for investments in pension plans and pension plan funding requirements are uncertain;

•	mining accidents or other adverse events at an operation could decrease anticipated production;

•	operations may be adversely affected by risks and hazards associated with the mining industry that may not be fully covered by insurance;

•	development of new ore bodies and other capital costs may be higher and provide less return than estimated;

•	ore reserve estimates may be imprecise;

•	efforts to expand the finite lives of mines may not be successful or could result in significant demands on liquidity, which could hinder growth and decrease the value of each parties stock;

•	joint development and operating arrangements may not be successful;

•	the parties’ ability to market their metals production may be affected by disruptions or closures of custom smelters and/or refining facilities;

•	the parties face inherent risks in acquisitions of other mining companies or properties that may adversely impact their growth strategy;

•	the parties’ businesses depend on finding skilled miners and maintaining good relations with employees;

•	competition from other mining companies may harm the parties’ respective businesses;

•	the parties may be subject to a number of unanticipated risks related to inadequate infrastructure;

•	foreign activities are subject to additional inherent risks;

•	the parties are currently involved in ongoing legal disputes that may materially adversely affect them;

•	the parties are required to obtain governmental and lessor approvals and permits in order to conduct mining operations;

•	the parties face substantial governmental regulation and environmental risk;

•	the parties’ respective environmental obligations may exceed the provisions that have been made;

•	shipment of products is subject to regulatory and related risks;

•	the titles to some of the parties’ properties may be defective or challenged;

•	inability to pay common or preferred stock dividends in the future;

•	the provisions in the parties certificate of incorporation, bylaws and Delaware law could delay or deter tender offers or takeover attempts;

•	if Hecla cannot meet the NYSE continued listing requirements, the NYSE may delist its common stock;

•	the terms of the parties’ debt impose restrictions on their operations; and

•	Hecla’s variable rate indebtedness subjects it to interest rate risk, which could cause its indebtedness service obligations to increase significantly.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements. Projections and other forward-looking statements included in this proxy statement/prospectus have been prepared based on assumptions, which Hecla and Revett believe to be reasonable, but not in accordance with United States generally accepted accounting principles (“GAAP”) or any guidelines of the SEC. Actual results may vary, perhaps materially. You are strongly cautioned not to place undue reliance on such projections and other forward-looking statements. All subsequent written and oral forward-looking statements attributable to Hecla, Revett, or to persons acting on each of their behalf are expressly qualified in their entirety by these cautionary statements. Except as required by federal securities laws, Hecla and Revett each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. You are urged to read carefully the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the special meeting. See “Where You Can Find More Information” beginning on page 111. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Parties (See page 29)

Hecla. Hecla Mining Company is a Delaware corporation with its shares of common stock traded on the NYSE under the symbol “HL.” Hecla is a U.S.-based precious and base metals mining company engaged in the exploration, acquisition, development, production, and marketing of silver, gold, lead and zinc. Incorporated in 1891, Hecla is among the oldest U.S.-based precious metals mining companies and one of the lowest-cost primary silver producers in North America. Hecla produces both metal concentrates, which it sells to smelters, and unrefined gold and silver bullion bars (doré), which is either sold as doré or refined before sale to precious metals traders.

Revett. Revett Mining Company, Inc. (formerly known as Revett Minerals Inc.) was incorporated in Canada in August 2004 to acquire Revett Silver Company and undertake a public offering of its common shares, transactions that were completed in February 2005. Revett Silver Company, a Montana corporation, was organized in April 1999 to acquire the Troy mine (“Troy”) and the Rock Creek project (“Rock Creek”) from ASARCO Incorporated and Kennecott Montana Company, transactions that were completed in October 1999 and February 2000.

Revett changed its jurisdiction of incorporation (from Canada to Delaware) and its name (from Revett Minerals to Revett Mining Company) in February 2014. Revett presently conducts business through four Montana corporations, all subsidiaries of its wholly-owned subsidiary Revett Silver Company: Troy Mine, Inc., RC Resources, Inc., Revett Exploration, Inc. and Revett Holdings, Inc.

Revett’s common stock is traded on the NYSE MKT and on the Toronto Stock Exchange under the symbol “RVM”.

Troy is an underground silver and copper mine located in northwestern Montana. ASARCO Incorporated operated the mine from 1981 to 1993, and then placed it on care and maintenance because of low metals prices. Revett restarted mining operations in late 2004 and commenced commercial production in early 2005. Revett operated Troy continuously until December 2012, when operations were suspended due to unstable ground conditions in portions of the mine. In November 2013, Revett commenced construction of a new access decline from the main service adit to the North C Bed and to the undeveloped I Bed, and Revett successfully reached the North C Beds and resumed limited mining and milling operations in the fourth quarter of 2014. Despite these achievements, Revett was compelled to place Troy on care and maintenance in January 2015 due to low metals prices. This resulted in the cessation of development work to the I Beds, an orderly shutdown of milling operations and the transition to care and maintenance status, which were completed in February 2015. Although Revett took significant steps to improve its liquidity during the first quarter of 2014, it currently does not have sufficient cash on hand to re-start mining and milling operations or complete development to the I Beds. If the merger described in this proxy statement/prospectus is not consummated, Revett will necessarily have to seek additional capital or consider other alternatives, which could include liquidating some or all of its assets in order to fund its capital spending requirements. Bankruptcy is also a possibility. There is no assurance Revett’s financing efforts will be successful under current market conditions. Revett’s business has been materially and adversely affected by the decline in copper and silver prices and by the suspension of commercial mining operations at Troy.

Rock Creek is a large development-stage silver and copper deposit also located in northwestern Montana. Revett has been engaged in permitting activities at Rock Creek since 1999, and expects to obtain final government agency approvals within the next eighteen months. Once Revett receives all of the required permits, it will begin an extensive evaluation program to confirm and further define the economic and technical viability of the project.

Revett’s principal executive office is located at 11115 East Montgomery, Suite G, Spokane Valley, Washington 99206, and its telephone number at that address is (509) 921-2294. Revett’s registered office in Delaware is located at is 1209 Orange Street, Wilmington, Delaware 19801.

Additional information about Revett and its subsidiaries is set forth under “Information Regarding Revett” beginning on page 87.

The Merger (See page 58)

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of Merger Sub with and into Revett. Revett will survive the merger and become a wholly-owned subsidiary of Hecla.

Merger Consideration (See page 55)

The Merger Agreement provides that, at the effective time, each share of Revett common stock issued and outstanding or deemed issued and outstanding as of immediately prior to the effective time (excluding shares of Revett common stock that are owned immediately prior to the effective time by Revett, Hecla, Merger Sub or any of their respective subsidiaries, which will be cancelled and cease to exist) will be converted into the right to receive 0.1622 of a share of Hecla common stock (the “Merger Consideration”).

Treatment of Options and Warrants (See page 55)

Stock Options. At the effective time, each option to purchase shares of Revett common stock that is outstanding immediately prior to the effective time (whether or not vested) that has an exercise price per share greater than the merger consideration (which is the case for all currently outstanding options) will be cancelled without any payment being made in respect thereof, in accordance with the provisions of that plan.

Warrants. At the effective time, and in accordance with the terms of each warrant to purchase shares of Revett common stock that is outstanding immediately prior to the effective time (each a “Warrant” and collectively, the “Warrants”), Hecla will issue a replacement warrant to each holder thereof that will be exercisable for a number of shares of Hecla common stock (without interest, and subject to deduction for any required withholding tax, and no issuance of fractional shares and the number of such shares rounded down) equal to the product of (i) 0.1622 and (ii) the number of shares of Revett subject to such Warrant, with an exercise price of $6.17 per share of Hecla common stock, pursuant to and in accordance with such holder’s Warrant (as amended).

The Special Meeting; Stockholders Entitled to Vote; Required Vote (See page 33)

Meeting The special meeting will be held at [            ], on [                    ], 2015, at [            ] local time. At the special meeting, Revett stockholders will be asked to vote on the following proposals:

•	Merger proposal: To adopt the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus, and the transactions contemplated thereby;

•	Adjournment proposal: To approve the adjournment of the special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; and

•	Advisory compensation proposal: To approve, on an advisory (non-binding) basis, the payments that will or may be paid by Revett to its named executive officers in connection with the merger.

Stockholders Entitled to Vote Only Revett stockholders of record at the close of business on [                    ], 2015 will be entitled to receive notice of and to vote at the special meeting. As of the close of business on the record date of [                    ], 2015, there were [39,273,989] shares of Revett common stock outstanding and entitled to vote at the meeting. Each holder of Revett common stock is entitled to one vote for each share of common stock owned as of the record date.

Required Vote To adopt the merger agreement and the transactions contemplated thereby, holders of at least a majority of the outstanding shares of Revett common stock must vote in favor of such adoption. Revett cannot complete the merger unless its stockholders adopt the merger agreement and the transactions contemplated thereby. Because approval is based on the affirmative vote of at least a majority of the outstanding shares of Revett common stock, a Revett stockholder’s failure to vote, an abstention from voting or the failure of a Revett stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote “AGAINST” adoption of the merger agreement.

To approve the adjournment of the special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the special meeting and if a quorum is present at the meeting, the holders of a majority of the shares of Revett common stock present in person or by proxy at the special meeting and entitled to vote on the proposal must vote in favor of the proposal. A Revett stockholder’s failure to vote, will have no effect on the adjournment proposal, assuming a quorum is present. If you are a Revett stockholder and you mark your proxy or voting instructions to abstain, it will have the effect of a vote “AGAINST” approval of this proposal.

To approve, on an advisory (non-binding) basis, the payments that will or may be paid by Revett to its named executive officers in connection with the merger, holders of at least a majority of the shares of Revett common stock present in person or by proxy at the special meeting and entitled to vote on the proposal must vote in favor of the proposal. A Revett stockholder’s failure to vote, will have no effect on the advisory vote, assuming a quorum is present. If you are a Revett stockholder and you mark your proxy or voting instructions to abstain, it will have the effect of a vote “AGAINST” approval of this proposal.

Shareholder Agreements (See page 57)

In connection with the merger agreement, Hecla entered into shareholder agreements with certain of Revett’s directors and named executive officers, consisting of John G. Shanahan, Kenneth S. Eickerman, Douglas Miller, Monique Hayes, Timothy Lindsey, Albert F. Appleton, Larry M. Okada, and John B. McCombe, and with its stockholder Trafigura. In the shareholder agreements, each of these stockholders has agreed to vote all of his, her, or its shares of Revett common stock in favor of adoption of the merger agreement. As of the record date, there were 5,784,664 shares of Revett common stock subject to the voting agreements, which represent approximately 14.73% of the outstanding shares of Revett common stock as of that date.

No Dissenters’ or Appraisal Rights (See page 85)

Under Delaware law, holders of Revett common stock will not be entitled to dissenters’ or appraisal rights. Therefore, holders of Revett common stock as of the record date that are against the merger may vote against adoption of the merger agreement but may not exercise dissenters’ or appraisal rights. See “No Appraisal Rights” beginning on page 85.

Recommendation of Revett’s Board of Directors and Their Reasons for the Merger (See page 42)

After careful consideration, the Revett board of directors, on March 25, 2015, unanimously approved and declared advisable the merger agreement and the merger, directed that the merger agreement be submitted to the stockholders of Revett for adoption and determined that the terms of the merger agreement and the merger are fair to and in the best interests of Revett’s stockholders. For the factors considered by the Revett board of directors in reaching its decision to approve the merger agreement, see the section entitled “Proposal 1: The Adoption of the Merger Agreement—Recommendation of Revett’s Board of Directors; Revett’s Reasons for the Merger.” beginning on page 42. The Revett board of directors unanimously recommends that the Revett stockholders vote “FOR” each of the merger proposal, the Revett adjournment proposal and the compensation proposal.

Opinion of the Financial Advisor to Revett’s Board of Directors (See page 45)

In connection with the transaction, Roman Friedrich & Company LLC (“RFC”), Revett’s financial advisor, delivered its opinion as of March 25, 2015 to the Revett board of directors, which was subsequently confirmed in writing, as to the fairness, from a financial point of view, to the Revett stockholders (other than Hecla and its affiliates) of the consideration to be received by such holders pursuant to the merger agreement.

The full text of the written opinion of RFC is included in this document as Appendix B. You should read the opinion carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by RFC. The opinion of RFC was provided for the information and assistance of the Revett board of directors in connection with its consideration of the transaction. The opinion of RFC is not a recommendation as to how any stockholder should vote or as to any action that a stockholder should take with respect to the transaction.

Hecla Stockholder Approval is Not Required (See page 37)

Hecla stockholders are not required to adopt the merger agreement or approve the merger or the issuance of Hecla common stock in connection with the merger.

Ownership of Hecla After the Merger (See page 37)

Hecla will issue approximately 6,252,646 shares of Hecla common stock to former Revett stockholders pursuant to the merger. Based on the number of shares Hecla common stock outstanding as of the date of this proxy statement/prospectus, immediately following the completion of the merger, Hecla expects to have approximately 376,601,083 shares of common stock outstanding. Revett stockholders are therefore expected to hold approximately 1.66% of the aggregate number of shares of Hecla common stock outstanding immediately after the merger.

Interests of Directors and Executive Officers of Revett in the Merger (See page 51)

Revett’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Revett stockholders generally. The members of Revett’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to Revett’s stockholders that the merger agreement be adopted.

These interests include:

•	Certain executive officers of Revett will receive payments pursuant to employment or change in control severance agreements with Revett.

•	Certain executive officers of Revett may be offered roles at the surviving company following the completion of the merger.

•	The directors and officers of Revett are entitled to continued indemnification and insurance coverage under the merger agreement.

Material U.S. Federal Income Tax Consequences of the Merger (See page 53)

Revett is not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the merger. Revett stockholders that are U.S. holders are not expected to recognize any gain or loss for U.S. federal income tax purposes upon the merger, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Hecla common stock received in the merger. The aggregate tax basis of the Hecla common stock received in the merger (including fractional shares deemed received and redeemed) will be equal to the aggregate adjusted tax basis of the shares of Revett common stock surrendered for the Hecla common stock, and the holding period of the Hecla common stock (including fractional shares deemed received and redeemed) will include the period during which the shares of Revett common stock were held.

Revett has received the opinion of Randall | Danskin, P.S. that, more likely than not, the merger will qualify as a tax-free reorganization described in Section 368 of the Code. You are encouraged to read the opinion, which is attached as Appendix C. In addition, you should also read the discussion in the section entitled “Proposal 1: The Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 53 of this proxy statement/prospectus and consult your own tax advisors as to the United States federal income tax consequences of the merger, as well as the effects of state, local and foreign tax laws.

Accounting Treatment of the Merger (See page 55)

In accordance with accounting principles generally accepted in the United States, Hecla will account for the merger using the acquisition method of accounting for business combinations.

Certain Differences in the Rights of Stockholders (See page 76)

Revett stockholders will own shares of Hecla common stock following the completion of the merger, and their rights associated with those shares of Hecla common stock will be governed by Hecla’s certificate of incorporation and bylaws, which differ in a number of respects from the Revett certificate of incorporation and bylaws. See “Comparative Rights of Hecla Stockholders and Revett Stockholders” beginning on page 76.

Conditions to Consummation of the Merger (See page 67)

Hecla and Revett currently expect to complete the merger in the second quarter of 2015, subject to receipt of required Revett stockholder approval and to the satisfaction or waiver of the other conditions to the transactions contemplated by the merger agreement described below.

As more fully described in this proxy statement/prospectus, each party’s obligation to complete the transactions contemplated by the merger agreement depends on a number of customary closing conditions being satisfied or, where legally permissible, waived, including, without limitation, the following:

•	the merger agreement and the transactions contemplated thereby must have been approved by the affirmative vote or consent of the holders of at least a majority of the outstanding shares of Revett common stock;

•	no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority will be in effect enjoining, restraining, preventing or prohibiting the consummation of the transactions contemplated by the merger agreement or making the consummation of such transactions illegal;

•	no stop order suspending the effectiveness of this proxy statement/prospectus or any part hereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC or any Canadian securities regulatory authority; and all requests for additional information on the part of the SEC or any Canadian securities regulatory authority shall have been complied with to the reasonable satisfaction of Hecla and Revett; and

•	Hecla’s common stock issuable to stockholders of Revett pursuant to the merger agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

The obligation of Hecla and Merger Sub to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Revett in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, subject to certain standards, including materiality and material adverse effect qualifications;

•	Revett shall have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by Revett;

•	since the date of the merger agreement, there shall not have been any material adverse effect or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a material adverse effect;

•	Hecla shall have received a certificate of an officer of Revett confirming the satisfaction of the three preceding conditions;

•	all consents, filings, registrations, waivers and notifications necessary to permit the consummation of the transactions contemplated by the merger agreement shall have been obtained or made;

•	the environmental risk transfer program and any other insurance policies in effect as of the date of the merger agreement providing coverage for Revett’s or its subsidiaries’ reclamation and mine closing liabilities relating to the Troy Mine shall, as determined by Hecla in its sole discretion, be in full force and effect and shall apply to any reclamation plan relating to the Troy Mine that is implemented or effected after the date of the merger agreement, including as result of the 2012 Environmental Impact Statement (including any supplements thereto, whether completed or in progress) and associated Record of Decision (including any amendments or supplements thereto, whether completed or in progress) issued by the Montana Department of Environmental Quality and the United States Forest Service; and

•	the amendments to the employment agreements between Revett and certain of its employees entered into in January and February 2015 in connection with the merger agreement shall remain in full force and effect.

The obligation of Revett to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Hecla and Merger Sub in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, subject to certain standards, including materiality and material adverse effect qualifications;

•	Hecla and Merger Sub shall have performed or complied in all material respects with all material agreements and covenants required by the merger agreement to be performed or complied with by Hecla and/or Merger Sub, as applicable; and

•	Revett shall have received a certificate of an officer of Hecla confirming the satisfaction of the two preceding conditions.

Termination of the Merger Agreement (See page 68)

Hecla or Revett may terminate the merger agreement at any time prior to the effective time:

•	by mutual written consent of Hecla and Revett;

•	by either Hecla or Revett:

•	if the stockholders of Revett do not approve the merger agreement and the transactions contemplated thereby at Revett’s special stockholders’ meeting or any adjournment or postponement thereof at which adoption of the merger agreement is voted upon, subject to certain exceptions discussed in “Proposal 1: The Adoption of the Merger Agreement—The Merger Agreement—Termination” beginning on page 68;

•	if the merger shall not have been consummated on or before July 26, 2015; provided, however, that the right to terminate the merger agreement shall not be available to any party if any action of such party or the failure by any party to perform any of its obligations under the merger agreement has been the cause of, or resulted in, the failure of the merger and the other transactions contemplated by the merger agreement to be consummated on or before July 26, 2015; or

•	if (a) any law prohibits or makes illegal the consummation of the merger or (b) any order, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding of any governmental entity having competent jurisdiction is entered enjoining Revett, Hecla, or Merger Sub from consummating the merger and such order, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding has become final and nonappealable, subject to certain exceptions discussed in “Proposal 1: The Adoption of the merger Agreement—The Merger Agreement—Termination” beginning on page 68; or

•	by Revett:

•	if (a) Hecla or Merger Sub shall have breached any of the covenants or agreements contained in the merger agreement to be complied with by Hecla or Merger Sub such that the closing condition relating to compliance with covenants would not be satisfied or (b) there exists a breach of any representation or warranty of Hecla or Merger Sub contained in the merger agreement such that the closing condition relating to representations and warranties would not be satisfied, and, in the case of clause (a) or clause (b), such breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (x) July 26, 2015, and (y) twenty business days after Hecla or Merger Sub receives written notice of such breach from Revett; provided, however, that Revett shall not have the right to terminate the merger agreement if Revett is then in material breach of any of its covenants or agreements contained in the merger agreement or there exists a breach of any representation or warranty of Revett such that the closing conditions would not be satisfied if the closing date were at the time of such termination; or

•	if prior to the adoption of the merger agreement by Revett’s stockholders, in order to enter into (concurrently with such termination) any agreement, understanding or arrangement providing for a superior proposal in accordance with the requirements described under “Proposal 1: The Adoption of the Merger Agreement—The Merger Agreement—Termination” beginning on page 68, including payment of the termination fee; or

•	by Hecla:

•

if (a) Revett shall have breached any of the covenants or agreements contained in the merger agreement to be complied with by Revett such that the closing condition relating to compliance with covenants would not be satisfied or (b) there exists a breach of any representation or warranty of Revett contained in the merger agreement such that the closing condition relating to representations and warranties would not be satisfied, and, in the case of clause (a) or clause (b), such breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (x) July 26, 2015, and (y) twenty business days after Revett receives written notice of such breach from Hecla; provided, however, that Hecla shall not have the right to terminate the merger agreement if Hecla or Merger Sub is then in material breach of any of its covenants or agreements contained in the merger agreement or there exists a breach of any representation or warranty of Hecla or Merger Sub such that the closing conditions would not be satisfied if the closing date were at the time of such termination; or

•	if prior to the adoption of the merger agreement by Revett’s stockholders, (a) an adverse recommendation change shall have occurred, (b) Revett has failed to include the board recommendation in this proxy statement/prospectus, (c) Revett’s board of directors approves, recommends or adopts, or publicly proposes to approve, recommend or adopt, a takeover proposal or approves or recommends that holders of Revett’s common stock tender their shares of common stock in any tender offer or exchange offer that is a takeover proposal, or (d) Revett shall have breached or failed to perform any of the covenants and agreements set forth in the merger agreement relating to this proxy statement/prospectus or solicitation of transactions. See “Proposal 1: The Adoption of the Merger Agreement—The Merger Agreement—Termination” beginning on page 68.

Termination Fees (See page 69)

Following termination of the merger agreement under specified circumstances Revett will be required to pay Hecla a termination fee of $825,000, plus all of Hecla’s actual and reasonably documented fees and expenses (including legal fees and expenses) in connection with the transactions contemplated by the merger agreement as described in “Proposal 1: The Adoption of the Merger Agreement—The Merger Agreement—Termination Fees and Expenses” beginning on page 69.

Litigation Relating to the Merger (See page 56)

Since the announcement of the merger Revett, members of the Revett board of directors, Merger Sub, and Hecla, were named as defendants in two putative stockholder class actions, brought by purported stockholders of Revett, challenging the proposed merger. Both of the lawsuits were filed in Superior Court in Spokane County, Washington, and are captioned Okerberg v. Revett Mining Co., Inc., et al., No. 15201271-6 (Spokane Cnty, Wash. April 6, 2015), and Lokash v. Revett Mining Co., Inc., et al., No. 15201272-4 (Spokane Cnty, Wash. April 6, 2015).

The plaintiffs generally claim that (i) the members of the Revett board of directors breached their fiduciary duties to Revett stockholders by authorizing the merger with Hecla for what the plaintiff asserts is inadequate consideration and pursuant to an inadequate process, and (ii) Hecla and Merger Sub (and Revett in one of the lawsuits) aided and abetted the other defendants’ alleged breach of duties. The plaintiffs seek, among other things, to enjoin the merger, rescind the transaction or obtain rescissory damages if the merger is consummated, obtain other unspecified damages, and recover attorneys’ fees and costs.

Although it is not possible to predict the outcome of litigation matters with certainty, each of Revett, its directors, Hecla and Merger Sub believe that both lawsuits are without merit, and the parties intend to vigorously defend against all claims asserted.

Interim Credit Agreement (See page 56)

As discussed in “Risk Factors—Risks Relating to Revett—Liquidity Considerations and Going Concern,” and elsewhere in this proxy statement/prospectus, Revett is experiencing severe financial challenges. In an effort to address Revett’s short-term liquidity needs, Hecla and Revett have entered into a Term Loan and Security Agreement, dated April 17, 2015, pursuant to which Hecla has agreed to provide one our more secured loans to Revett in an aggregate amount not to exceed $1,500,000. Loans will bear interest at a rate per annum equal to

LIBOR plus 5% and will be due and payable on July 1, 2015. The loans will be secured by certain real estate holdings of Revett’s subsidiary, Revett Holdings, Inc., and the equity interests in Revett Holdings, Inc. Even if Revett borrows the maximum amount available under the Term Loan and Security Agreement, it currently expects that it would still run out of cash by the end of August, 2015 if the merger does not occur.

Summary of Historical Financial Data of Hecla

The following table (in thousands, except per share amounts, common shares issued, shareholders of record, and employees) sets forth selected historical consolidated financial data as of and for each of the years ended December 31, 2010 through 2014, and is derived from Hecla’s audited financial statements. The data set forth below should be read in conjunction with, and is qualified in its entirety by, Hecla’s Consolidated Financial Statements and the Notes thereto, which are included in its most recent Annual Report on Form 10-K. See “Where You Can Find More Information” beginning on page 111. Hecla’s historical consolidated financial information may not be indicative of the future performance of Hecla following the merger.

	2014	2013(7)	2012(7)	2011	2010
Sales of products	$500,781	$382,589	$321,143	$477,634	$418,813
Net income (loss)	$17,824	$(25,130)	$14,954	$151,164	$48,983
Preferred stock dividends(2,3)	$(552)	$(552)	$(552)	$(552)	$(13,633)

Income (loss) applicable to common stockholders	$17,272	$(25,682)	$14,402	$150,612	$35,350

Basic income (loss) per common share	$0.05	$(0.08)	$0.05	$0.54	$0.14

Diluted income (loss) per common share	$0.05	$(0.08)	$0.05	$0.51	$0.13

Total assets	$2,262,064	$2,232,119	$1,378,290	$1,396,090	$1,382,493

Accrued reclamation & closure costs(4)	$57,250	$105,191	$113,215	$153,811	$318,797

Non-current portion of debt and capital leases(5)	$512,129	$505,058	$11,935	$6,265	$3,792

Cash dividends paid per common share(1)	$0.01	$0.02	$0.06	$0.02	$—

Cash dividends paid per Series B preferred share(2)	$3.50	$3.50	$3.50	$3.50	$7.00

Cash dividends paid per 6.5% Mandatory Convertible Preferred share(3)	$—	$—	$—	$1.62	$1.69

Common shares issued and outstanding	367,376,863	342,663,381	285,209,848	285,289,924	258,485,666

6.5% Mandatory Convertible Preferred shares issued and outstanding	—	—	—	—	2,012,500

Series B Preferred shares issued and outstanding	157,816	157,816	157,816	157,816	157,816

Stockholders of record	5,571	6,435	6,630	6,943	7,388
Employees(6)	1,354	1,312	735	735	686

(1)

In September 2011 and February 2012, Hecla’s board of directors adopted a common stock dividend policy that has two components: (1) a dividend that links the amount of dividends on common stock to Hecla’s average quarterly realized silver price in the preceding quarter, and (2) a minimum annual dividend of $0.01 per share of common stock, in each case, payable quarterly, when declared. See Note 9 of Notes to

Consolidated Financial Statements of Hecla and Subsidiaries in Hecla’s most recent Annual Report on Form 10-K for more information on potential dividend amounts under the first component of the policy at various silver prices. The following table summarizes the common stock dividends declared by Hecla’s board of directors under the policy described above:

Declaration date	(A) Silver-price- linked component per share	(B) Minimum annual component per share	(C) Special dividend per share	(A+B+C) Total dividend per share	Total dividend amount (in millions)	Month of payment
November 8, 2011	$0.02	$—	$—	$0.02	$5.6	December 2011
February 17, 2012	$0.01	$0.0025	$—	$0.0125	$3.6	March 2012
May 8, 2012	$0.02	$0.0025	$—	$0.0225	$6.4	June 2012
August 7, 2012	$—	$0.0025	$—	$0.0025	$0.7	September 2012
November 2, 2012	$0.02	$0.0025	$—	$0.0225	$6.4	December 2012
February 25, 2013	$—	$0.0025	$0.01	$0.0125	$3.6	March 2013
May 10, 2013	$—	$0.0025	$—	$0.0025	$0.7	June 2013
August 8, 2013	$—	$0.0025	$—	$0.0025	$0.9	August 2013
November 5, 2013	$—	$0.0025	$—	$0.0025	$0.9	December 2013
February 21, 2014	$—	$0.0025	$—	$0.0025	$0.9	March 2014
May 5, 2014	$—	$0.0025	$—	$0.0025	$0.9	June 2014
July 31, 2014	$—	$0.0025	$—	$0.0025	$0.9	September 2014
November 5, 2014	$—	$0.0025	$—	$0.0025	$0.9	December 2014
February 17, 2015	$—	$0.0025	$—	$0.0025	$0.9	March 2015

Because the average realized silver price for each quarter of 2013 and 2014 and the second and fourth quarters of 2012 was below the minimum threshold of $30 according to the policy, no silver-price-linked component was declared or paid. However, on February 25, 2013, Hecla’s board of directors declared a special common stock dividend of $0.01 per share, in addition to the minimum dividend of $0.0025 per share, for an aggregate dividend of $3.6 million. Prior to 2011, no dividends had been declared on Hecla’s common stock since 1990. Hecla cannot pay dividends on its common stock if it fails to pay dividends on its Series B Preferred Stock. The declaration and payment of common stock dividends, whether pursuant to the policy or in addition thereto, is at the sole discretion of Hecla’s board of directors, and there can be no assurance that Hecla will continue to declare and pay common stock dividends in the future.

(2)	Hecla declared and paid all quarterly dividends on its Series B preferred shares for 2010, 2011, 2012, 2013 and 2014 totaling $0.6 million for each of those years.
(3)	Hecla declared and paid all quarterly dividends on its 6.5% Mandatory Convertible Preferred Stock totaling $13.1 million for 2010. Dividends declared for the first and second quarters of 2010 were paid in shares of Hecla common stock and dividends for the third and fourth quarters of 2010 were paid in cash. The cash dividend declared for the fourth quarter of 2010, which was paid in January 2011, represented the last dividend paid on the 6.5% Mandatory Convertible Preferred Stock, which automatically converted to shares of Hecla common stock on January 1, 2011.
(4)	In the fourth quarter of 2010, Hecla recorded an accrual of $193.2 million to reflect its liability for environmental obligations in Idaho’s Coeur d’Alene Basin pursuant to negotiations with the plaintiffs in the Coeur d’Alene Basin environmental litigation and the State of Idaho on the financial terms of settlement of the litigation and related claims. The settlement was finalized in September 2011 and the financial obligations were completed in 2014.
(5)	On April 12, 2013, Hecla completed an offering of $500 million in aggregate principal amount of its Senior Notes due May 1, 2021 in a private placement conducted pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. In 2014, an additional $6.5 million aggregate principal amount of the Notes were issued to Hecla’s pension plan.

(6)	The increase in the number of employees in 2013 was due largely to the acquisition of Aurizon Mines Ltd. in June 2013.
(7)	As a result of an order from MSHA to remove built-up cementitious material from the Silver Shaft, production was temporarily suspended at the Lucky Friday unit during all of 2012. Limited production resumed in early 2013 and has been at historical levels since September 2013. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Lucky Friday Segment” in Hecla’s most recent Annual Report on Form 10-K for more information.

Summary of Historical Financial Data of Revett (See page F-1)

The following table sets forth summary historical consolidated financial information for Revett. The historical consolidated financial information for Revett for each of the years in the five-year period ended December 31, 2014 is derived from the audited consolidated financial statements of Revett as of and for each of the five years ended December 31, 2014. The following information should be read together with Revett’s consolidated financial statements and the notes related to those financial statements appearing elsewhere in this proxy statement/prospectus. Revett’s historical consolidated financial information may not be indicative of the future performance of Revett or Hecla after the merger.

Years Ended December 31,

(in thousands, except share and per share amounts)

	2014	2013	2012	2011	2010
Balance Sheet Data:
Current assets	$7,802	$13,662	$34,785	$35,449	$16,385
Property, plant and equipment	16,288	65,108	64,357	57,602	57,444
Restricted cash	6,551	6,542	6,533	6,519	6,498
Other assets	733	1,336	2,295	3,780	931

Total assets	$31,374	$86,648	$107,970	$103,350	$81,258

Current liabilities	$6,182	$3,090	$6,268	$7,621	$5,737
Long-term debt	—	364	1,289	408	768
Reclamation liability	4,769	4,613	5,598	7,955	7,946
Warrant derivative liability	—	—	93	1,170	5,876
Deferred income taxes	—	25	5,942	3,943	—
Temporary equity	—	—	—	—	676

Total liabilities	$10,951	$8,092	$19,190	$21,097	$21,003
Stockholders’ equity	20,423	78,556	88,780	82,253	60,255

Total liabilities and stockholders’ equity	$31,374	$86,648	$107,970	$103,350	$81,258

	2014	2013	2012	2011	2010	2009
Income Statement Data:
Revenue	$6	$73	$59,211	$70,111	$47,004	$33,092
Cost of sales	—	—	42,541	42,262	34,385	32,115
Troy Mine suspension costs	4,282	12,141	—	—	—	—
Depreciation and depletion	110	32	2,645	2,519	2,642	2,686
Exploration and development	951	1,379	3,956	1,752	702	343
General and administrative	3,137	3,787	6,781	7,055	4,044	2,833
Gain on change in reclamation liability	—	(2,276)	(3,032)	(666)	—	—
Impairment of mineral property, plant and equipment	54,724	—	—	—	—	—
Accretion of reclamation	382	476	675	675	694	640

Total expenses	$63,586	15,539	$53,566	$53,597	$42,467	$38,617
Other income (expenses):	1,657	(1,946)	239	1,487	(5,118)	(386)

Income (loss) before income taxes	(61,923)	(17,412)	5,884	18,001	(581)	(5,911)

Net income (loss) for the period	(61,923)	(11,575)	4,085	13,496	(614)	(3,673)
Retained earnings (deficit), beginning of period	(9,984)	1,591	(2,494)	(14,777)	(14,163)	(10,490)

Retained earnings (deficit)	$(71,907)	(9,984)	$1,591	$(2,494)	$(14,777)	$(14,163)

Per Share Data:
Basic income (loss) per share	$(1.63)	(0.33)	$0.12	$0.36	$(0.02)	$(0.15)
Fully diluted income (loss) per share	$(1.63)	(0.33)	$0.10	$0.31	$(0.02)	$(0.15)
Weighted average number of shares outstanding:
Basic	38,095,792	34,592,121	34,315,008	33,803,368	27,928,475	21,260,952
Fully diluted	38,095,792	34,592,121	35,316,954	35,257,668	27,928,475	21,260,952
Dividends paid during the period	—	—	—	—	—	—

Comparative Per Share Information

The following table sets forth, for the year ended December 31, 2014, selected per share information for Hecla common stock and Revett common stock on a historical basis. You should read the data with (i) the historical consolidated financial statements and related notes of Revett appearing elsewhere in this proxy statement/prospectus, and (ii) the historical consolidated financial statements and related notes of Hecla contained in its Annual Report on Form 10-K for the year ended December 31, 2014 which is incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 111.

As of and for the Year Ended December 31, 2014
Hecla—Historical Per Share Data
Income per basic and diluted share from continuing operations	$0.05
Cash dividends declared per common share	$0.01
Cash dividends declared per Series B preferred share	$3.50
Book value per share	$3.80
Revett—Historical Per Share Data
(Loss) per basic and diluted share	$(1.63)
Cash dividends per common share	$0.00
Book value per share	$0.52
Hecla Unaudited Pro Forma Combined
Unaudited pro forma per Hecla share:
(Loss) per basic and diluted share from continuing operations	$(0.12)
Book value per share	$3.79
Unaudited Pro Forma Revett Equivalents
Unaudited pro forma per Revett common share:
Income per basic and diluted share from continuing operations	$0.02
Book value per share	$0.61

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 7, you should carefully consider the following risks before deciding whether to vote for the merger proposal. In addition, you should read and consider the risks associated with the business of Hecla because these risks will also affect Hecla after the merger is final. Descriptions of some of these risks can be found in Hecla’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, updated by any subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 111.

Risk Factors Relating to the Merger

The merger may not be completed on the terms or timeline currently contemplated or at all. Failure to complete the merger could negatively impact the stock prices and the future business and financial results of Hecla and Revett.

The completion of the transactions contemplated by the merger agreement is subject to certain conditions, including (1) approval by Revett stockholders, (2) the effectiveness of certain filings with the SEC, (3) the absence of certain legal impediments, (4) certain environmental risk transfer program and other insurance policies relating to the Troy Mine continuing to be in full force and effect, and (5) other customary closing conditions. See “Proposal 1: The Adoption of the Merger Agreement—The Merger Agreement—Conditions to Completion of the Merger” beginning on page 67. Hecla and Revett cannot assure you that the merger will be consummated on the terms or timeline currently contemplated, or at all. Hecla and Revett have expended and will continue to expend a significant amount of time and resources on the merger, and a failure to consummate the merger as currently contemplated, or at all, could have a material adverse effect on Hecla’s and Revett’s businesses and results of operations.

If the merger is not completed, the ongoing businesses of Hecla or Revett may be adversely affected and Hecla and Revett will be subject to several risks, including the following:

•	Revett being required, under certain circumstances, to pay Hecla a termination fee of $825,000 plus certain of Hecla’s expenses, and/or Hecla and Revett being required, under certain circumstances, to reimburse each other certain expenses, See “Proposal 1: The Adoption of the Merger Agreement—The Merger Agreement—Termination Fees and Expenses” beginning on page 69;

•	having to pay substantial other costs and expenses relating to the proposed transaction, such as legal, accounting, financial advisor, filing, printing and mailing fees and integration costs that have already been incurred and will continue to be incurred until closing;

•	under the merger agreement, Revett being subject to certain restrictions on the conduct of its business, which may adversely affect its ability to execute certain business strategies in the future if the merger is not completed;

•	the focus of management of each of the companies on the merger instead of on pursuing other opportunities that could be beneficial to the companies;

•	the market price of Hecla common stock or Revett common stock could decline to the extent that the current market price reflects a market assumption that the merger will be completed; and

•	if the merger agreement is terminated and Revett’s board of directors seeks an alternative strategic transaction, stockholders of Revett cannot be certain that Revett will be able to find a party willing to enter into a strategic transaction on terms equivalent to or more attractive than the terms that Hecla has agreed to in the merger agreement;

in each case, without realizing any of the anticipated benefits of having the merger completed. In addition, if the merger is not completed, Hecla and/or Revett may experience negative reactions from the financial markets and from their respective employees and other stakeholders. Hecla and/or Revett could also be subject to litigation related to any failure to complete the merger or to perform their respective obligations under the merger agreement. If the merger is not completed, Hecla and Revett cannot assure their respective stockholders that these risks will not materialize and will not materially affect the business, financial results and stock prices of Hecla or Revett.

The fairness opinion rendered to Revett’s board of directors by RFC was based on RFC’s financial analysis and considered factors such as market and other conditions then in effect, and other information made available to RFC, as of the date of the opinion. As a result, the opinion does not reflect changes in events or circumstances after the date of such opinion. Revett’s board of directors has not obtained, and does not expect to obtain, an updated fairness opinion from RFC reflecting changes in circumstances that may have occurred since the signing of the Merger Agreement.

The fairness opinion rendered to Revett’s board of directors by RFC was provided in connection with, and at the time of, the evaluation of the merger and the merger agreement by Revett’s board of directors. The opinion was based on the financial analyses performed, which considered market and other conditions then in effect, and other information made available to RFC, as of the date of the opinion, which may have changed, or may change, after the date of the opinion. Revett’s board of directors has not obtained an updated opinion as of the date of this proxy statement/prospectus from RFC and does not expect to obtain an updated opinion prior to completion of the merger. Changes in the operations and prospects of Hecla or Revett, general market and economic conditions and other factors that may be beyond the control of Hecla and Revett, and on which the fairness opinion was based, may have altered the value of Hecla or Revett or the prices of Hecla common stock or Revett common stock since the date of such opinion, or may alter such values and prices by the time the merger is completed. The opinion does not speak as of any date other than the date of the opinion. For a description of the opinion that RFC rendered to the Revett board of directors, please refer to “Proposal 1: The Adoption of the Merger Agreement—Opinion of Revett’s Financial Advisor” beginning on page 45.

The exchange ratio is fixed and will not be adjusted in the event of any change in either Hecla’s or Revett’s stock price.

Upon closing of the merger, each share of Revett common stock (other than shares owned by Revett, Hecla or Merger Sub, which will be cancelled) will be converted into the right to receive 0.1622 of a share of Hecla common stock, with cash paid in lieu of fractional shares. This exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of either Hecla common stock or Revett common stock. Changes in the price of Hecla common stock prior to the merger will affect the market value that Revett stockholders will receive on the date of the merger. Stock price changes may result from a variety of factors (many of which are beyond the control of Hecla and Revett), including, without limitation, the following:

•	changes in Hecla’s or Revett’s businesses, operations, performance and prospects;

•	changes in market assessments of the business, operations and prospects of Hecla or Revett;

•	investor behavior and strategies, including market assessments of the likelihood that the merger will be completed, including related considerations regarding regulatory clearance of the merger;

•	interest rates, metals prices, general market and economic conditions and other factors generally affecting the price of Hecla’s and Revett’s common stock; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Hecla and Revett operate.

The price of Hecla common stock at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the special meeting of Revett. As a result, the market value represented by the exchange ratio will also vary.

Any delay in completing the merger may reduce or eliminate the expected benefits from the merger.

In addition to the required Revett stockholder approval, the merger is subject to a number of other conditions beyond Hecla’s and Revett’s control that may prevent, delay or otherwise materially adversely affect its completion. Hecla and Revett cannot predict whether and when these other conditions will be satisfied. Furthermore, obtaining the required approval could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger could cause Hecla not to realize some or all of the benefits that it expects to achieve if the merger is successfully completed within its expected time frame. See the section entitled “Proposal 1: The Adoption of the Merger Agreement—The Merger Agreement—Conditions to Completion of the Merger” beginning on page 67.

The merger agreement contains provisions that could discourage a potential competing acquiror of Revett or could result in any competing proposal being at a lower price than it might otherwise be.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, restrict Revett’s ability to solicit, initiate or knowingly facilitate or encourage competing third-party proposals to acquire all or a significant part of Revett. In addition, Hecla generally has an opportunity to offer to modify the terms of the merger and the merger agreement in response to any competing acquisition proposals that may be made before Revett’s board of directors may withhold or withdraw (or modify in a manner adverse to Hecla) its recommendation. In some circumstances, upon termination of the merger agreement, Revett may be required to pay a termination fee to Hecla and/or reimburse Hecla for certain expenses. For additional information, see the sections entitled “Proposal 1: The Adoption of the Merger Agreement—The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 63, “—Changes in Board Recommendations” beginning on page 64, “—Termination” beginning on page 68 and “—Termination Fees and Expenses” beginning on page 69.

These provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Revett from considering or proposing that acquisition, even if it were prepared to offer greater value than provided for under the merger agreement, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee and/or reimbursement of certain expenses that may become payable in certain circumstances, which would represent an additional cost for a potential third party seeking a business combination with Revett.

The merger will involve substantial costs.

Hecla and Revett have incurred and expect to continue to incur substantial costs and expenses relating directly to the transaction, including fees and expenses payable to legal, accounting and financial advisors and other professional fees relating to the transaction, insurance premium costs, fees and costs relating to regulatory filings and notices, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses.

Revett’s executive officers and directors have interests in the transactions that may be different from, or in addition to, the interests of Revett’s stockholders generally.

Executive officers of Hecla and Revett negotiated, with oversight and input provided by their respective boards of directors, the terms of the merger agreement. Hecla’s board of directors approved the merger agreement and the issuance of shares of Hecla common stock to Revett stockholders in connection with the merger and determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Hecla common stock to Revett stockholders in connection with the merger, are advisable, fair to and in the best interests of Hecla and its stockholders. Revett’s board of directors approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Revett and its stockholders. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Revett’s executive officers and directors may have interests in the transactions that may be different from, or in addition to, the interests of Revett’s stockholders. See the section entitled “Proposal 1: The Adoption of the Merger Agreement—Interests of Revett’s Directors and Officers in the Merger” beginning on page 51.

Revett stockholders will not be entitled to appraisal rights in the Merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders, in connection with certain mergers, to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the merger. Under Delaware law stockholders do not have appraisal rights if the shares of stock they hold at the record date are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)-(c).

Because Revett common stock is listed on the NYSE MKT, a national securities exchange, and is expected to continue to be so listed on the record date, and because in the merger the Revett stockholders will receive shares of Hecla common stock, which is listed on the NYSE, and is expected to be listed after the merger, and the merger otherwise satisfies the foregoing requirements, holders of Revett common stock will not be entitled to dissenters’ or appraisal rights in the merger.

In connection with the announcement of the merger agreement, putative class action lawsuits have been filed and are pending as of the date hereof, seeking, among other things, to enjoin the merger, and an adverse ruling in any of these lawsuits may prevent the merger from being effective or from becoming effective within the expected time frame.

While Revett’s and Hecla’s respective directors and management teams believe that the allegations in the complaints are without merit and intend to defend vigorously against these allegations, Revett and Hecla cannot assure you as to the outcome of these, or any similar future lawsuits, including the costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. If any plaintiffs are successful in obtaining an injunction with respect to the merger, such an injunction may prevent the completion of the merger on the agreed upon terms, in the expected time frame or altogether. Whether the plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of the businesses of Hecla and Revett. For more information about litigation related to the merger, see “Proposal 1: The Adoption of the Merger Agreement—Litigation Related to the Merger” beginning on page 56.

Risk Factors Relating to Hecla Following the Merger

Hecla will incur transaction and integration costs in connection with the merger.

Hecla and Revett expect to incur transaction fees and other costs related to the merger. In addition to transaction costs related to the merger, Hecla will incur integration costs following the completion of the merger as it integrates the Revett business with that of Hecla.

After completion of the merger, Hecla may fail to realize anticipated benefits.

The success of the merger will depend, in part, on Hecla’s ability to realize the anticipated benefits from the acquisition of Revett. If Hecla is not able to successfully integrate Revett into Hecla’s operations within the anticipated time frame, or at all, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

The market price of Hecla common stock following the merger may decline in the future as a result of the Merger.

The market price of Hecla’s common stock following the merger may decline in the future as a result of the merger for a number of reasons, including the unsuccessful integration of Revett and Hecla, the failure of Hecla to achieve the perceived benefits of the merger, including financial results, difficulties in the Rock Creek permitting process, Troy mine reclamation costs, or declines in the mining industry, the market prices of silver and gold, Hecla’s business or the economy as a whole. These factors are, to some extent, beyond the control of Hecla and Revett.

The shares of Hecla common stock to be received by Revett stockholders as a result of the merger will have different rights from the shares of Revett common stock currently held by Revett stockholders.

Upon completion of the merger, Revett stockholders will receive shares of Hecla common stock and their rights as stockholders of Hecla will be governed by Delaware law and Hecla’s certificate of incorporation and Hecla’s bylaws. The rights associated with Hecla common stock are different from the rights associated with Revett common stock and Revett’s certificate of incorporation and bylaws. See the section entitled “Comparative Rights of Hecla Stockholders and Revett Stockholders” beginning on page 76 for a discussion of the different rights associated with Hecla common stock.

Hecla will continue to face other existing and future business and financial risks.

Hecla faces numerous risks associated with its business, financial structure, and related matters. These risks are described under Item 1A, Risk Factors in Hecla’s Annual Report on Form 10-K, which is incorporated herein by reference and which you should read and carefully consider, and may be updated in Hecla’s Quarterly Reports on Form 10-Q.

If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the stockholders of Revett may be subject to U.S. federal income tax on the merger.

Although Hecla and Revett intend that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, it is possible that the Internal Revenue Service may assert that the merger fails to qualify as such. If the Internal Revenue Service were to be successful in such assertion, or if for any other reason the merger were to fail to qualify as a “reorganization,” each U.S. holder (as defined on page 54) of shares of Revett common stock would recognize gain or loss with respect to its shares of Revett common stock based on the difference between (i) that U.S. holder’s tax basis in such shares and (ii) the fair market value of the shares of Hecla common stock received (and any cash received in lieu of a fractional share of Hecla common stock). For additional information, see the section entitled “Proposal 1: The Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 53.

Risk Factors Relating to Revett

Liquidity considerations and going concern.

The accompanying consolidated financial statements of Revett have been prepared under the assumption that Revett will continue as a going concern. Revett does not have sufficient cash to fund normal operations and meet debt obligations for the next twelve months without deferring payments on certain current liabilities and/or raising additional funds. Revett’s continued losses and lack of capital raise substantial doubt about Revett’s ability to continue as a going concern. Although Revett raised some additional capital in 2014, Revett has not raised sufficient external financing to meet its obligations and provide access to Troy mine ore reserves. Should the merger not occur, Revett will review alternatives to source adequate financing to meet its capital spending and debt service requirements. There is no assurance Revett’s financing efforts will be successful under current market conditions., and Revett could have to consider a bankruptcy filing.

Operations at Troy mine are on care and maintenance.

Revett operated Troy mine continuously until December 2012, when operations were suspended due to unstable ground conditions in portions of the mine. In November 2013, Revett commenced construction of a new access decline from the main service adit to the North C Bed and to the undeveloped I Bed. In the fourth quarter of 2014, Revett successfully reached the North C Beds and resumed limited mining and milling operations. However, on January 19, 2015 Revett placed Troy mine on care and maintenance due to low metals prices. Although Revett took significant steps to improve its liquidity during the first quarter of 2014, Revett currently does not have sufficient cash on hand to re-start mining and milling operations or complete development to the I Beds. If Revett is not able to complete the merger, Revett will necessarily have to obtain additional capital in order to meet its capital spending and debt service requirements or consider other alternatives, which could include a sale of all or substantially all of Revett’s assets. There is no assurance Revett’s financing efforts will be successful under current market conditions, and Revett may have to consider making a bankruptcy filing. Revett’s business has been materially and adversely affected by the decline in copper and silver prices and by the suspension of commercial mining operations at Troy mine.

Copper and silver prices fluctuate markedly.

Revett’s operations are significantly influenced by the prices of copper and silver. Copper and silver prices fluctuate widely and are affected by numerous factors that are beyond Revett’s control, such as the strength of the United States dollar, global and regional industrial demand, and the political and economic conditions of major producing countries throughout the world. During the last four years, annual average copper prices have fluctuated from a low of $3.11 per pound in 2014 to a high of $4.00 per pound in 2011, and world average annual silver prices have fluctuated from a low of $19.08 per ounce in 2014 to a high of $35.11 per ounce in 2011.

There are other formidable risks to mining.

Revett is subject to all of the risks inherent in the mining industry, including industrial accidents, labor disputes, environmental related issues, unusual or unexpected geologic formations, cave-ins, surface subsidence, flooding, power disruptions and periodic interruptions due to inclement weather. These risks could result in damage to or destruction of Revett’s mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. In addition, Revett is subject to competition for new minerals properties, management and skilled miners from other mining companies, many of which have significantly greater resources than Revett. Revett also has no direct control over changes in governmental regulation of mining activities, the speculative nature of mineral exploration and development, operating hazards, fluctuating metals prices and inflation and other economic conditions.

Legal challenges could prevent Revett from ever developing Rock Creek.

Revett’s proposed development of Rock Creek has been challenged by several regional and national conservation groups at various times since the United States Forest Service issued its initial Record of Decision in 2003 approving Revett’s plan of operation. Some of these challenges have alleged violations of a variety of federal and state laws and regulations pertaining to Revett’s permitting activities at Rock Creek, including the Endangered Species Act, the National Environmental Policy Act, the 1872 Mining Law, the Federal Land Policy Management Act, the Wilderness Act, the National Forest Management Act, the Clean Water Act, the Clean Air Act, the Forest Service Organic Act of 1897, and the Administrative Procedural Act. Although Revett has successfully addressed most all of these challenges, Revett was directed by the Montana Federal District Court in May 2010 to produce a Supplemental Environmental Impact Statement (“SEIS”) to address National Environmental Policy Act procedural deficiencies that were identified by the court. Revett cannot predict with any degree of certainty how possible future challenges will be resolved. Rock Creek is potentially the more significant of Revett’s two mining assets. New court challenges to the SEIS and a revised Record of Decision may delay Revett from proceeding with its planned development at Rock Creek. If Revett is successful in completing the SEIS and defending any challenges, it still must comply with a number of requirements and conditions as development progresses, failing which it could be denied the ability to continue with its proposed activities.

Revett’s reclamation liability at Troy Mine could be substantial.

Revett’s financial obligations to reclaim, restore and close Troy mine are presently covered by a $12.9 million surety bond, which includes $6.5 million in a restricted cash account. In late 2012, Montana Department of Environmental Quality and the U.S. Forest Service issued a new Environmental Impact Statement and Record of Decision pertaining to the Troy reclamation. Revett does not presently know whether the revised reclamation plan will increase its bonding costs. Laws governing the closure of mining operations in Montana have become more stringent since Troy mine was first placed into production. These factors could result in the imposition of a higher performance bond. Revett’s reclamation liability for Troy mine is not limited by the amount of the performance bond itself; the bond serves only as security for the payment of these obligations. Revett would necessarily have to pay for any substantial increase in actual costs over and above the maximum allowed under the bond.

Revett presently does not have the financial resources to complete the construction of the new decline at Troy mine or to develop Rock Creek.

Revett presently does not have sufficient funds to complete the construction of a new decline to the I Bed areas at Troy mine. Revett also does not have sufficient cash to develop a mine or begin mining operations at Rock Creek should it prove feasible to do so.

The Rock Creek mineral resources are not equivalent to reserves.

Although Revett believes the mineral resources at Rock Creek are significant, it does not mean they can be economically mined. A mineral resource is not equivalent to “proven reserves” or “probable reserves” under standards promulgated by the SEC, principally because of the absence of sufficient quantifiable data. Revett will not be able to determine whether Rock Creek contains a commercially mineable ore body until its evaluation program has been completed and it has obtained a final, economic and technical feasibility study that will include an analysis of the amount of ore that can be economically produced under then-prevailing market conditions. Similarly, Revett will not be able to determine whether the supplemental mineral resources at Troy mine can be commercially mined without further exploration and study. Stockholders are cautioned not to assume that mineral resources will ever be converted into proven reserves or probable reserves.

THE PARTIES

Hecla Mining Company

Hecla Mining Company

6500 N. Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

(208) 769-4100

Hecla is a Delaware corporation with its shares of common stock traded on the NYSE under the symbol “HL.” Hecla is a U.S.-based precious and base metals mining company engaged in the exploration, acquisition, development, production, and marketing of silver, gold, lead and zinc. Incorporated in 1891, Hecla is among the oldest U.S.-based precious metals mining companies and one of the lowest-cost primary silver producers in North America. Hecla produces both metal concentrates, which it sells to smelters, and unrefined gold and silver bullion bars (doré), which is either sold as doré or refined before sale to precious metals traders.

On April 12, 2015, Hecla issued a news release announcing preliminary production results for the quarter ended March 31, 2015. Specifically, Hecla disclosed as follows:

First Quarter 2015 Compared to First Quarter of 2014

•	Silver production of 2.9 million ounces, a 16% increase. Lucky Friday’s first quarter silver production of 836,719 ounces was 20% higher than the first quarter 2014 production on higher silver grades and recoveries. The mill operated at an average of 825 tons per day in the first quarter. Greens Creek’s first quarter production of 2.0 million ounces of silver exceeded the first quarter 2014 production of silver by 14%. The increase was principally due to mine sequencing, higher silver grades and higher silver recoveries. Changes made to the flotation circuit in the fourth quarter of 2014 continue to result in higher silver recovery, the value of which has outweighed a slight loss in zinc recovery. The mill operated at an average of 2,172 tons per day tons per day in the first quarter.

•	Gold production of 40,651 ounces, a 12% decrease. Casa Berardi’s first quarter gold production of 25,412 ounces was 19% lower than the first quarter 2014 production because of lower grades and recovery. The mine experienced lower grades as a result of mine sequencing. Recoveries are lower due to new metallurgical characteristics of the ore from the 118 Zone requiring adjustments to the plant which are expected to improve recoveries in the second quarter. The mill operated at an average of 2,090 tons per day in the first quarter. Greens Creek’s first quarter production of 15,239 ounces of gold exceeded the first quarter 2014 production of gold by 2%.

•	Lead production increased 3% and zinc production decreased 6%.

•	Cash and cash equivalents of approximately $194 million as of March 31, 2015.

All measures of Hecla’s first quarter 2015 operating results and conditions are preliminary and reflect the Hecla’s expected first quarter 2015 results as of the date of this proxy statement/prospectus. Actual reported first quarter 2015 results are subject to management’s final review as well as review by Hecla’s independent registered accounting firm and may vary significantly from those expectations because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. Readers are cautioned not to place undue reliance on these preliminary results, and are encouraged to review Hecla’s subsequent Quarterly Reports on Form 10-Q which may provide updates to the results disclosed above.

Additional information about Hecla and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 111.

RHL Holdings, Inc.

RHL Holdings, Inc., a wholly-owned subsidiary of Hecla, is a Delaware corporation. Upon completion of the merger, Merger Sub will be merged with and into Revett, with Revett surviving as a wholly-owned subsidiary of Hecla. Merger Sub has not conducted any significant activities other than those incidental to its formation, the acquisition of 725,000 shares of Revett common stock, and the matters contemplated by the merger agreement in connection with the merger.

Revett Mining Company, Inc.

Revett Mining Company, Inc.

11115 East Montgomery, Suite G

Spokane Valley, Washington 99206

(509) 921-2294

Overview. Revett Mining Company, Inc. (formerly known as Revett Minerals Inc.) was incorporated in Canada in August 2004 to acquire Revett Silver Company and undertake a public offering of its common shares, transactions that were completed in February 2005. Revett Silver Company, a Montana corporation, was organized in April 1999 to acquire the Troy mine (“Troy”) and the Rock Creek project (“Rock Creek”) from ASARCO Incorporated and Kennecott Montana Company, transactions that were completed in October 1999 and February 2000.

Revett changed its jurisdiction of incorporation (from Canada to Delaware) and its name (from Revett Minerals to Revett Mining Company) in February 2014. Revett presently conducts business through four Montana corporations, all subsidiaries of its wholly-owned Revett Silver Company subsidiary: Troy Mine, Inc., RC Resources, Inc., Revett Exploration, Inc. and Revett Holdings, Inc.

Revett’s common stock is traded on the NYSE MKT and on the TSX under the symbol “RVM”.

Revett’s principal executive office is located at 11115 East Montgomery, Suite G, Spokane Valley, Washington 99206, and its telephone number at that address is (509) 921-2294. Revett’s registered office in Delaware is located at is 1209 Orange Street, Wilmington, Delaware 19801.

Troy. Troy is an underground silver and copper mine located in Lincoln County, Montana, approximately fifteen miles south of the town of Troy. The mine operation comprises 24 patented lode-mining claims, 510 unpatented lode-mining claims, approximately 850 acres of fee land and 394 acres of patented claim lands.

ASARCO Incorporated operated the mine from 1981 to 1993, and then placed it on care and maintenance because of low metals prices. Revett restarted mining operations in late 2004 and commenced commercial production in early 2005. Revett operated Troy continuously until December 2012, when operations were suspended due to unstable ground conditions in portions of the mine. In November 2013, Revett commenced construction of a new access decline from the main service adit to the North C Bed and to the undeveloped I Bed, and Revett successfully reached the North C Beds and resumed limited mining and milling operations in the fourth quarter of 2014. Despite these achievements, Revett was compelled to place Troy on care and maintenance in January 2015 due to low metals prices. This resulted in the cessation of development work to the I Beds, an orderly shutdown of milling operations and the transition to care and maintenance status, which were completed in February 2015. Although Revett took significant steps to improve its liquidity during the first quarter of 2014, Revett currently does not have sufficient cash on hand to re-start mining and milling operations or complete development to the I Beds. If the merger is not consummated, Revett will necessarily have to seek additional capital or consider other alternatives, which could include liquidating some or all of its assets in order to fund its capital spending requirements, and ultimately could also include consideration of a bankruptcy filing. There is no assurance financing efforts will be successful under current market conditions. Revett’s business has been materially and adversely affected by the decline in copper and silver prices and by the suspension of commercial mining operations at Troy.

When in production, ore is extracted using a “room and pillar” method and is processed on the surface using standard grinding and flotation technology. When producing, the resulting silver/copper concentrate is sold under contract to a third party and is shipped by rail from a load-out facility located in Libby, Montana. Historically, the Troy concentrate typically contains between 35% and 40% copper, and between 80 to 120 ounces of silver per ton. During 2012, Troy produced 7.6 million pounds of copper and 1.1 million ounces of silver contained in concentrate. No concentrate was produced in 2013 and there was limited concentrate produced in 2014. Revett’s current estimated proven and probable reserves at Troy comprise 16.45 million tons having an average copper grade of 0.36% and an average silver grade of 1.04 ounces per ton based on a net smelter return cut off of $29.99 per ton as of January 31, 2015. Revett operates the mine through Troy Mine, Inc., one of Revett’s second-tier operating subsidiaries. Troy Mine, Inc. is also the record holder of the patented and unpatented mining claims and fee lands comprising the mine.

Once mining at Troy has ceased and required reclamation is complete, Revett intends to transfer surface rights to 394 acres of patented mining claims and approximately 500 acres of fee lands, associated with the Troy Mine, to the Revett Foundation, an affiliated nonprofit corporation that Revett organized in 2012. The Revett Foundation expects to oversee and administer these properties for use as wildlife habitat and corridor linkage and other uses for public purpose. Transfer of interests may be either through direct assignment, conservation easements, trades, or other appropriate means.

Rock Creek. The Rock Creek project is a large development-stage silver and copper deposit located in Sanders County, Montana, approximately five miles northeast of Noxon, Montana and sixteen air miles southeast of Troy. Revett has been engaged in permitting activities at Rock Creek since 1999. If and when Revett receives all of the required permits, it will begin an extensive evaluation program to confirm and further define the economic and technical viability of the project.

The project comprises 99 patented lode-mining claims, 370 unpatented lode-mining claims, five tunnel site claims, 85 mill site claims and 754 acres of fee land. The patented claims lying within the Cabinet Mountain Wilderness Area convey mineral rights only; the patented claims lying outside the wilderness area convey both mineral and surface rights and title. The patented claims were legally surveyed in 1983, patented in 1989, and occupy an area of approximately 1,809 acres. Revett conducts its development activities at Rock Creek through RC Resources Inc., another of its second-tier operating subsidiaries. RC Resources Inc. is also the record holder of the various claims and fee lands comprising the project.

Revett’s proposed development of Rock Creek is expected to occur in two phases. The first phase, a two year evaluation program, is expected to confirm and better define the economic and technical viability of the project and reconfirm geotechnical assumptions. This initial phase is expected to include the construction of a 7,000 foot evaluation adit to collect additional technical information; underground infill drilling to establish and confirm mineral resource estimates; geotechnical design studies; bulk sampling of the mineralization for use in metallurgical testing; and, to collect and evaluate hydrologic information.

Revett estimates the evaluation program will cost $25 million to $30 million. Upon completion of the program, Revett plans to commission a feasibility study and, if it is positive, seek financing, if necessary, to construct an estimated 10,000 tons per day mine and process facility.

Revett cannot begin the evaluation program until it receives permits and approvals from the various Federal and State agencies that exercise jurisdiction over the project. Rock Creek is partially located on United States Forest Service (the “Forest Service”) land within the Kootenai National Forest and under the Cabinet Mountains Wilderness Area, and federal and state approval is required before development can commence. In 2001, the Forest Service issued a Final Environmental Impact Statement (“Final EIS”) under the National Environmental Policy Act (“NEPA”). In 2003, the Forest Service and the Montana Department of Environmental Quality (the “DEQ”) issued a joint administrative decision approving Revett’s proposed plan of operations at Rock Creek (the “Record of Decision”). The Record of Decision was based primarily on the findings in the Final EIS and a companion biological opinion (the “Biological Opinion”) issued by the U.S. Fish and Wildlife Service (“USFWS”) in 2003, pursuant to the requirements of the Endangered Species Act (“ESA”). The project was challenged by several regional and national environmental advocacy groups, culminating in a May 2010 Montana Federal District Court decision that upheld the Biological Opinion but remanded the Record of Decision to the Forest Service to address several NEPA procedural deficiencies. The Federal District Court decision upholding the Biological Opinion was affirmed by the Ninth Circuit Court of Appeals in November 2012. The Forest Service is currently working to develop a Supplemental EIS that will comply with the Federal District Court’s decision. On March 17, 2015 some of the environmental advocacy groups that were parties to the earlier proceedings challenging the Biological Opinion filed a petition with the USFWS asking the agency to withdraw its opinion. Their arguments include that the USFWS has received new information concerning Rock Creek’s potential impact on bull trout and grizzly bears and that this new information triggers an obligation for further consultation with the Forest Service under ESA.

Revett is also working to satisfy other federal and state permitting requirements that are required for phase 1 development. These include grizzly bear mitigation requirements, reclamation bonding, designing and constructing a water treatment facility, and improving the road leading to the proposed evaluation adit site.

In addition, Revett currently owns approximately 673 acres of fee land, located in Lincoln and Sanders Counties, that has been designated for grizzly bear habitat mitigation lands as the Rock Creek project is developed. This land and other current and future real estate holdings that are not essential to Revett’s day to day mining operations either are or will be held by Revett Holdings, Inc., a wholly-owned Montana subsidiary of Revett Silver, and may also serve as collateral pursuant to any debt obligations of Revett now or in the future.

Additional Information. For additional information about Revett and its subsidiaries see “Information Regarding Revett” beginning on page 87.

THE SPECIAL MEETING

Date, Time and Place

The special meeting of Revett stockholders is scheduled to be held at [            ], Spokane Valley, Washington, on [                    ], 2015, at [            ] a.m., local time.

Purpose of the Revett Special Meeting

At the special meeting, Revett stockholders will be asked:

•	to consider and vote on the merger proposal;

•	to consider and vote on the Revett adjournment proposal; and

•	to consider and vote on the compensation proposal.

Recommendation of the Board of Directors of Revett

After careful consideration, the Revett board of directors, on March 25, 2015, unanimously approved and declared advisable the merger agreement and the merger, directed that the merger agreement be submitted to the stockholders of Revett for adoption and determined that the terms of the merger agreement and the merger are fair to and in the best interests of Revett’s stockholders.

The Revett board of directors accordingly unanimously recommends that the Revett stockholders vote “FOR” each of the merger proposal, the Revett adjournment proposal and the compensation proposal.

Approval of the merger proposal is subject to a vote by Revett’s stockholders separate from the vote on the approval of the compensation proposal. Approval of the compensation proposal is not a condition to completion of the merger.

Revett Record Date; Stockholders Entitled to Vote

Only holders of record of shares of Revett common stock at the close of business on [                    ], 2015, the record date for the special meeting, will be entitled to notice of, and to vote at, the special meeting and at any adjournment or postponements thereof. A list of stockholders of record entitled to vote at the special meeting will be available for inspection by stockholders for ten days before the special meeting at Revett executive offices and principal place of business at 11115 East Montgomery, Suite G, Spokane Valley, Washington 99206 during ordinary business hours for any purpose germane to the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

As of the close of business on the record date, there were outstanding a total of [39,273,989] shares of Revett common stock entitled to vote at the special meeting. As of the close of business on the record date, approximately [4.58]% of the outstanding shares of Revett common stock were held by Revett directors and executive officers and their affiliates. Certain stockholders of Revett, including Revett’s directors and certain of its executive officers, have entered into shareholders agreements, each dated March 25, 2015, pursuant to which each such stockholder has agreed, among other things, to vote its shares of common stock of Revett in favor of the approval of the merger agreement.

As of the close of business on the record date, Phillips S. Baker, President and Chief Executive Officer of Hecla, owned 72,917 shares of Revett common stock which equaled approximately [0.19]% of the outstanding shares of Revett common stock.

Each share of Revett common stock owned on record date is entitled to one vote on each proposal at the special meeting.

If you own shares of Revett common stock that are registered in the name of someone else, such as a broker, bank, trust company or other nominee, you are not a holder of record and instead hold your shares in “street name.” Holders in street name will need to direct that organization to vote those shares or obtain authorization from them and vote the shares yourself at the special meeting, as described below.

Quorum

A quorum is necessary to transact business at the special meeting. The presence, in person or by proxy, of the holders of one-third of the voting power of the Revett common stock entitled to vote at the special meeting shall constitute a quorum for the transaction of business. Abstentions and broker non-votes will be counted as present for purposes of establishing a quorum.

Required Vote

Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Revett common stock entitled to vote thereon. Approval of the Revett adjournment proposal and the compensation proposal each requires the affirmative vote of holders of a majority of the shares of Revett common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal.

Abstentions and Broker Non-Votes

If you are a Revett stockholder and fail to submit a proxy or fail to instruct your broker or nominee to vote, it will have the effect of a vote against the merger proposal, but it will have no effect on the Revett adjournment proposal or the compensation proposal, assuming a quorum is present. If you are a Revett stockholder and you mark your proxy or provide voting instructions to abstain, it will have the effect of a vote against the merger proposal, the adjournment proposal and the compensation proposal.

Voting in Person

If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote at the meeting, you must bring to the meeting a legal proxy executed in your favor from the record holder of the shares (your broker, bank, trust company or other nominee) authorizing you to vote at the meeting.

In addition, please be prepared to provide proper identification, such as a driver’s license or passport. If you hold your shares in “street name,” you will need to provide proof of ownership, such as a recent account statement or letter from your broker, bank, trust company or other nominee proving ownership on the record date, along with proper identification. Stockholders will not be allowed to use cameras, recording devices and other similar electronic devices at the meeting.

Voting of Proxies

A proxy card is enclosed for your use. Revett requests that you mark, sign and date the accompanying proxy and return it promptly in the enclosed postage-paid envelope. When the accompanying proxy is properly executed and returned, the shares of Revett common stock represented by it will be voted at the special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy.

If a proxy is returned without an indication as to how the shares are to be voted with regard to a particular proposal, those shares will be voted in favor of each such proposal.

At the date hereof, management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this proxy statement/prospectus or the related proxy card other than the matters set forth in Revett’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please mark, sign, date and return the enclosed proxy card or submit a proxy via the Internet or by telephone whether or not you plan to attend the special meeting in person.

All shares represented by properly executed proxies received (including proxies received via the Internet or by telephone) in time for the special meeting will be voted at the meeting in the manner specified by the stockholder giving those proxies. Properly executed proxies that do not contain voting instructions with respect to the merger proposal, the Revett adjournment proposal or the compensation proposal will be voted “FOR” that proposal.

Shares Held in “Street Name”

If you hold your shares in a stock brokerage account or if your shares are held by a broker, bank, trust company or other nominee (that is, in “street name”), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted. Please follow the voting instructions provided by your broker, bank, trust company or other nominee (“broker”). Please note that you may not vote shares held in street name by returning a proxy card directly to Revett or by voting in person at your special meeting unless you provide a legal proxy, which you must obtain from your broker. Further, brokers who hold shares of Revett common stock on behalf of their customers may not give a proxy to Revett to vote those shares without specific instructions from their customers.

If you are a Revett stockholder holding your shares in “street name” and you do not instruct your broker on how to vote your shares, your broker may not vote your shares, which will have the same effect as a vote against the merger proposal, but will have no effect on the adjournment proposal and the compensation proposal, assuming a quorum is present.

Revocation of Proxies

You have the power to revoke your proxy at any time before your proxy is voted at the special meeting. If you are a holder of record, you can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date (including by telephone or through the Internet); or

•	you can attend the meeting and vote in person, which will cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you submit a signed notice of revocation or grant a new written proxy, your notice of revocation or your new proxy must be received by the Corporate Secretary of Revett at 11115 East Montgomery, Suite G, Spokane Valley, Washington 99206 no later than the beginning of the special meeting. If you do so by telephone or through the Internet, your revised instructions must be received by 11:59 p.m. Eastern Time on [                    ], 2015.

If your shares are held in “street name” by your broker you should contact your broker to change your vote or revoke your proxy.

Tabulation of Votes

Revett has appointed one or more representatives of Computershare Investor Services, Inc. to serve as the inspector of election for the special meeting. The inspector of election will, among other matters, determine the number of shares represented at the special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to the stockholders.

Solicitation of Proxies

In accordance with the merger agreement, the cost of proxy solicitation for the special meeting will be borne by Revett. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Revett, some of whom may be considered participants in the solicitation, without additional remuneration, by telephone, facsimile or otherwise. Revett will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials.

Adjournments

If a quorum is not present or represented, the chairman of the meeting and the stockholders entitled to vote at the special meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. If a quorum is present at the meeting but there are not sufficient votes at the time of the meeting to approve the merger proposal, then Revett stockholders may be asked to vote on the adjournment proposal. The chairman of the meeting also has the power to adjourn the meeting. No notices of an adjourned meeting need be given unless the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at such adjourned meeting as of the record date for notice of such adjourned meeting. At any subsequent reconvening of the special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

PROPOSAL 1: THE ADOPTION OF THE MERGER AGREEMENT

Proposal 1: The Adoption of the Merger Agreement

Revett is asking its stockholders to authorize the holder of any proxy solicited by Revett’s board of directors to adopt the merger agreement pursuant to which Merger Sub will be merged with and into Revett (with Revett surviving the merger as a wholly-owned subsidiary of Hecla) and each outstanding share of common stock of Revett (other than shares owned by Revett, Hecla, or Merger Sub, which will be cancelled) will be converted into the right to receive 0.1622 of a share of common stock of Hecla, with cash paid in lieu of any fractional shares.

Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Revett common stock entitled to vote thereon.

If you are a Revett stockholder and fail to submit a proxy or fail to instruct your broker or nominee to vote, it will have the effect of a vote against the merger proposal. If you are a Revett stockholder and you mark your proxy or voting instructions to abstain, it will have the effect of a vote against the merger proposal.

Hecla stockholders are not required to adopt the merger agreement or approve the merger or the issuance of Hecla common stock in connection with the merger.

Effects of the Merger

At the effective time, Merger Sub will merge with and into Revett, with Revett surviving the merger and becoming a wholly-owned subsidiary of Hecla. In the merger, each share of Revett common stock issued and outstanding immediately prior to the closing of the merger (other than shares owned by Revett, Hecla or Merger Sub, which will be cancelled) will be converted into the right to receive 0.1622 of a share of Hecla common stock. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger. No fractional shares of Hecla’s common stock will be issued in the merger. Instead, Revett’s stockholders will receive cash in lieu of any such fractional shares.

Immediately following the consummation the merger, Hecla will own 100% of the issued and outstanding common stock of Revett. It is projected that holders of Revett common stock will own approximately 1.66% of Hecla’s outstanding common stock, while existing stockholders of Hecla will continue to own the remaining 98.34%.

Background of the Merger

The Revett board of directors has from time-to-time explored strategic options potentially available to Revett to enhance stockholder value. These have included discussions with representatives of other exploration and mining companies concerning possible business combinations or joint ventures to develop Rock Creek, and discussions with hedge funds, private equity funds and other financial institutions concerning either providing additional financing to Revett or acquiring Revett or all or a portion of its assets. Numerous confidentiality agreements have been executed to enable these other companies and institutions to conduct due diligence of either Revett in its entirety or the Rock Creek project alone, and have, over the past several years, resulted in preliminary discussions with such companies and institutions, including Hecla. None of these preliminary discussions resulted in a proposal that the Revett board of directors could recommend to Revett stockholders.

The necessity of a strategic option for Revett increased dramatically in November 2014, when metals prices for copper and silver declined significantly and Revett was forced to consider placing its Troy mine—its only source of revenue—on care and maintenance. The decline in metals prices was particularly harmful to Revett, since it had only recently completed the construction of a new access decline from the main service adit at Troy to the North C Bed, with plans to continue to the undeveloped I Bed, at a cost of approximately $12 million, and was in the process of resuming limited mining and milling operations.

Revett placed Troy on care and maintenance in January 2015. This resulted in the cessation of development work to the Troy I Beds and an orderly shutdown of milling operations. More importantly, it deprived Revett of any further revenue from operations. Although the company took significant steps to conserve remaining cash during the first quarter of 2015 by curtailing all but necessary expenses, it did not have sufficient cash to re-start mining and milling operations or complete development to the I Beds.

The Revett board of directors’ initial response to this financial crisis was to ascertain whether Revett could raise needed capital through a private placement of securities to one or more financial institutions. Revett’s management discussed the possibility of such financing with eight financial institutions, including hedge funds and private equity funds, in November and early December of 2014. Revett received one tentative financing proposal from these discussions, which was a proposal from a brokerage firm in late 2014 to privately place units, each comprised of one share of Revett common stock and one full warrant to purchase common stock, but it was not pursued. The amount of the proposed private placement was short of what the Revett board of directors reasonably believed was necessary to sustain the company until metals prices increased and mining operations at Troy could be returned to full capacity. Moreover, the private placement was to have been conducted on a best efforts basis (as opposed to a firm commitment basis) and therefore afforded no assurance that needed funds could be obtained. The unit price of the tentative offering would have been substantially below the market price for Revett common stock at the time, and had it been pursued, would have resulted in substantial dilution to Revett stockholders and a corresponding diminution in the market value of Revett common stock.

Beginning in 2009 and continuing intermittently over the next few years, Revett and Hecla periodically had conversations regarding a potential business combination. These principally took the form of conversations between John Shanahan, President and Chief Executive Officer of Revett, and Phillips S. Baker, President and Chief Executive Officer of Hecla. The parties entered into a confidentiality agreement in April 2009 (which expired in 2011), and Hecla engaged in limited due diligence of Revett. No transaction ever materialized. In early 2012 Hecla updated its due diligence and made a non-binding offer to acquire Revett, which Revett rejected.

On June 5, 2013, Revett and Hecla entered into another confidentiality agreement, which expires in June 2015.

In November 2013, Hecla employees Steve Petroni, General Manager-Exploration, and John Taylor, Chief Resource Geologist (since retired) visited the Troy mine in an effort to assess its future potential. In December 2013 and January 2014, Mr. Shanahan and Mr. Baker met on two occasions to discuss the restart of the Troy mine.

In mid-December 2014, following the onset of Revett’s current financial crisis, Mr. Shanahan contacted Mr. Baker concerning a possible strategic transaction between Revett and Hecla. Mr. Shanahan and Mr. Baker discussed Revett’s current financial condition, the prospects for completing development and returning to profitable mining operations at Troy and the status of Revett’s permitting and development activities at Rock Creek. Mr. Baker informed Mr. Shanahan that Hecla might be interested in a possible transaction with Revett and that he would discuss it with Hecla’s management.

On December 17, 2014, Mr. Shanahan sent an email to Mr. Baker that contained a summary of Revett’s capital structure, financial position, 2015 plan, the permitting timeline for the Rock Creek project, information concerning the closure and reclamation of the Troy mine, and Revett’s obligation to make payments to certain of its executive officers and other employees in the event their employment by Revett was terminated following a change in control of Revett. Mr. Shanahan estimated these payments (“parachute payments”) would be approximately $3.1 million in the aggregate.

In early January 2015, Revett actively sought to initiate discussions with other exploration and mining companies concerning either an investment in the company or its wholly-owned subsidiary, RC Resources, Inc., which owns the Rock Creek project. Many of the companies that were contacted by Revett’s representatives did not return the calls. Of those that did, only two companies expressed initial interest in a possible strategic transaction.

By mid-January 2015, silver prices had dropped to $15.50 per ounce and copper prices had dropped to $2.50 per pound, reductions of approximately 6% and 20%, respectively, from metals price levels just three months earlier. These prices were well below the prices at which Revett could conduct profitable mining operations at Troy.

On January 15, 2015, representatives of one of the two exploration and mining companies that had expressed interest in Revett met with Revett’s representatives at Troy. Several days later, this company informed Revett that it had no interest in pursuing further discussions.

On January 19, 2015, the Revett board of directors determined to place Troy on care and maintenance, which resulted in a significant decline in the market price of Revett common stock and diminished Revett’s prospects for raising additional capital through the sale of its securities. As of that date, Revett’s cash assets had declined to approximately $2.5 million. Further compounding the situation was the fact that Revett was being informed by its auditors that the closing of Troy would likely require Revett to take an impairment charge to its property, plant and equipment as of December 31, 2014. The net write down of these assets was not ascertained at such date but was later determined to be $54.7 million. Although the write down did not result in a change to Revett’s marginal cash position, it did significantly reduce the carrying value of its assets, and by implication, its ability to obtain financing using its assets as collateral. Revett’s auditors also advised Revett that their report on Revett’s financial statements for the year ended December 31, 2014 could contain a going concern provision if Revett did not obtain additional financing.

On January 21, 2015, Mr. Shanahan and Mr. Baker met in Spokane, Washington to discuss Revett’s decision to place Troy on care and maintenance, and other issues concerning a possible transaction between Hecla and Revett.

On January 27, 2015, in response to concerns raised by Hecla about the amount of Revett’s golden parachute obligations, Mr. Shanahan informed Mr. Baker that each of the eight Revett employees who were entitled to such payments upon a change in control of Revett had agreed to amend their respective employment agreements to reduce their parachute payments by approximately 50%, thereby lowering the aggregate amount of such payments to approximately $1.6 million.

On January 30, 2015, Mr. Shanahan, Timothy Lindsey (Revett’s chairman), Douglas Stiles (Revett’s vice president of planning) and Paul Lammers (Revett’s director of environmental programs) met with Mr. Baker, Paul Glader (Hecla’s Corporate Environmental Director), and Luke Russell (Hecla’s Vice President—External Affairs) in Spokane, Washington to discuss the status of Revett’s permitting activities at Rock Creek.

On February 4, 2015, representatives of the second exploration and mining company that had expressed interest in Revett met with representatives of Revett at Troy. On February 6, 2015, this company submitted a non-binding indicative proposal to Revett wherein it would purchase $15 million of Revett units, each comprising one share of Revett common stock and one full warrant to purchase Revett common stock. The Revett common stock was to be priced at 10% below the then current market price and the exercise price of the warrant was to be priced at 30% above the then current market price of Revett common stock. In addition, the company was to obtain contractual rights to control the Revett board of directors and a royalty stream from future production. The proposal also entailed a transfer of one of the company’s early stage mining projects into Revett, which would have required Revett to obtain substantial capital in addition to what was required to develop Revett’s Rock Creek project, and would entail a longer development timeframe than Rock Creek. The Revett board of directors considered this proposal but rejected it, in part because the board of directors believed the price being offered for the units would be harmful to stockholder value, in part because the amount of money to be invested was not sufficient to meet Revett’s cash needs and advance the proposing company’s other mining projects, and in part because the Revett board of directors did not view the proposing company as having the knowledge, deep underground mining experience or financial resources to prosecute the permitting and development of Rock Creek.

At or about the same time, a representative of Revett and a representative of Randall | Danskin, P.S. (“Randall | Danskin”), legal counsel to Revett, met informally with a representative of another mining company to inquire whether that company had any interest in investing in Revett or purchasing any of its assets. The company did not express interest and no further discussions ensued.

In early February 2015, Revett created a data site to which it uploaded due diligence items for Hecla to review. Throughout February and March 2015, Hecla conducted due diligence on Revett, which took the form of review of materials on the data site, as well as supplemental meetings and correspondence.

On February 27, 2015, Hecla sent Revett a non-binding letter of interest setting forth the general terms of a transaction whereby Hecla would acquire Revett in a stock-for-stock transaction. The letter of interest provided for an exchange ratio of approximately 0.1566 of a share of Hecla common stock for each outstanding share of Revett common stock, representing at that time a premium of 35% to Revett’s volume weighted average closing share price of $0.39 for the 20 previous trading days ending February 26, 2015. The letter of interest was subject to due diligence and other customary conditions.

On March 1, 2015, the Revett board of directors met telephonically to review and discuss the non-binding letter of interest from Hecla, and Revett’s preliminary financial statements for the year ended December 31, 2014. Among the matters discussed at the board meeting were the financial effect of placing Troy on care and maintenance and the associated impairment of Revett’s assets that would have to be reflected in its financial statements. At the meeting, the Revett board of directors also appointed a special committee of the board, comprised of Timothy R. Lindsey (the Chairman of the Board of Revett and the chairman of the compensation committee of the board), Larry M. Okada (a director of Revett and chairman of the audit committee of the board), Albert F. Appleton (a director of Revett and chairman of the environmental committee of the board), and John B. McCombe (a director of Revett and chairman of the safety committee of the board). The special committee was mandated to consider and evaluate the terms and conditions of the proposed transaction set forth in Hecla’s non-binding letter of interest; to obtain advice from Randall | Danskin, Revett’s counsel, with respect to the proposed transaction; to obtain an opinion from a financial advisor as to the fairness of the proposed transaction, from a financial point of view, to Revett stockholders; to determine whether the proposed transaction is in the best interests of Revett and its stakeholders; to consider alternatives to the proposed transaction and, if an alternate transaction, offer or proposal was made to Revett, to consider and make recommendations to the Revett board of directors with respect to such other transaction; and to provide recommendations to the Revett board of directors in conjunction with the foregoing.

On March 1, 2015, Revett executed the letter of interest from Hecla.

On March 4, 2015, Hecla sent Revett a draft exclusivity agreement supplementing the terms and conditions of the transaction that was first proposed and outlined in Hecla’s February 27, 2015 non-binding letter of interest. The exclusivity letter sought to prohibit Revett from soliciting an alternative to the proposed merger (but not from considering or accepting a non-solicited alternative proposal) for a period of approximately 30 days, or until March 30, 2015, in consideration of Hecla’s time, effort and expense in pursuing the proposed merger.

On March 5, 2015, an organizational call was conducted with representatives of Revett and Randall | Danskin regarding Revett’s proposed due diligence of Hecla and Hecla’s proposed due diligence of Revett, including reviewing public and nonpublic documents.

Between March 5, 2015 and March 25, 2015, representatives of Revett responded to numerous due diligence requests from Hecla, and representatives of the special committee of the Revett board of directors reviewed Hecla’s public documents and other information in anticipation of a due diligence conference call with representatives of Hecla. During this period, Revett’s management and a representative of Randall | Danskin conferred numerous times about the agreement and plan of merger, and recommended certain changes to Hecla.

On March 10, 2015, Revett executed and returned the exclusivity letter to Hecla.

On March 11, 2015, representatives of Hecla met with representatives of Revett at Revett’s offices to discuss financial, accounting, information technology and related matters.

On March 17, 2015, Hecla sent Revett a draft of the agreement and plan of merger pertaining to the transaction that was first proposed and outlined in Hecla’s February 27, 2015 non-binding letter of interest, together with a draft form of shareholder agreement.

On or about March 19, 2015, Revett provided Hecla with comments and suggested changes to the draft agreement and plan of merger. Among the suggested changes was a revision to the exchange ratio to take into account any decrease in the price of Hecla common stock between the date of the agreement and plan of merger and the closing date of the transaction, a change that Hecla rejected, because if it agreed to that it would have correspondingly demanded upside protection in the event that Hecla’s stock price increased, and Hecla did not believe Revett would agree to that.

On or about March 19, 2015, Mr. Shanahan contacted representatives of Trafigura to discuss the proposed agreement and plan of merger, including Hecla’s requirement that Trafigura execute a shareholders agreement irrevocably committing Trafigura to vote in favor of the transaction. Representatives of Trafigura told Mr. Shanahan that Trafigura would execute the requested shareholders agreement.

On March 20, 2015, Hecla sent Revett a revised agreement and plan of merger. The revised agreement contained many of the suggested changes that had been proposed by Revett’s management and Randall | Danskin.

On March 21, 2015, Revett provided Hecla with suggested additional changes to the revised agreement and plan of merger.

On March 22, 2015, Revett retained RFC to prepare an analysis of the merger transaction specified in the draft agreement and plan of merger and, if it could do so, prepare and deliver an opinion to the Revett board of directors that the merger transaction was fair, from a financial point of view, to Revett stockholders.

On March 25, 2015 the special committee of the Revett board of directors met telephonically with representatives of Revett’s management, a representative of Randall | Danskin and representatives of RFC to review and discuss the Hecla merger proposal, the duties and obligations of the special committee under Delaware law with respect to the merger proposal, and the results of the special committee’s due diligence of Hecla, and to receive the report of RFC concerning the fairness of the merger proposal to Revett stockholders.

Later on March 25, 2015, the full Revett board of directors met telephonically with representatives of Revett’s management, a representative of Randall | Danskin and representatives of RFC to review and discuss the Hecla merger proposal, the duties and obligations of the Revett board of directors under Delaware law with respect to the merger proposal, and the results of the special committee’s due diligence of Hecla, and to receive report and the preliminary written opinion of RFC concerning the fairness of the merger proposal to Revett stockholders. The Revett board of directors unanimously approved the merger proposal, subject to the condition that Revett’s management meet with Hecla’s representatives and renegotiate the exchange ratio set forth in the draft agreement and plan of merger to a ratio that was not less than 0.1600.

During the late afternoon of March 25, 2015, Mr. Shanahan telephoned Mr. Baker concerning the exchange ratio and the Revett board of directors’ decision that it would not approve the merger agreement unless an exchange ratio of not less than 0.1600 could be negotiated. Hecla agreed to increase the exchange ratio to 0.1622, a ratio that represented a 32% premium over Revett’s 20-day volume weighted average price of Revett common stock ($0.3964) based on the closing price of Hecla common stock on March 25, 2015 ($3.23). Following the telephone call and the successful renegotiation of the exchange ratio, RFC delivered its final fairness opinion verbally to Revett (which was subsequently confirmed in writing) and Mr. Shanahan convened a telephonic meeting of the Revett board of directors to obtain the Revett board of directors’ consent and approval of the new exchange ratio. The Revett board of directors approved the new exchange ratio and directed Mr. Shanahan to execute the agreement and plan of merger on Revett’s behalf.

During the evening of March 25, 2015, representatives of Revett and Hecla, and their respective counsel, finalized the agreement and plan of merger.

On March 26, 2015, the parties executed the agreement and plan of merger, and Revett and Hecla each issued a press release announcing that the parties had entered into the agreement.

Recommendation of Revett’s Board of Directors; Revett’s Reasons for the Merger

At a special meeting held on March 25, 2015, the Revett board of directors unanimously (i) determined that the merger agreement and the merger are advisable, fair to and in the best interests of Revett and its stockholders, (ii) approved and adopted the merger agreement, and (iii) recommended the adoption of the merger agreement by Revett’s stockholders. The Revett board of directors unanimously recommends that Revett stockholders vote “FOR” the merger proposal.

In evaluating the merger agreement and the merger, the Revett board of directors consulted with Revett’s management and legal and financial advisors. In deciding to approve and adopt the merger agreement and the merger transactions, including the merger, and to recommend that Revett’s stockholders vote to adopt the merger agreement, the Revett board of directors considered various factors that it viewed as supporting its decision, including the material factors described below.

•	Strategic Benefits. The Revett board of directors believes that the merger will provide a number of significant strategic opportunities and benefits, including the following:

•	the merger will enable Revett stockholders to benefit from the development of Rock Creek, should it occur, which Revett otherwise may not be able to achieve as a stand-alone company;

•	the merger will resolve Revett’s immediate cash crisis and obviate its need to seek additional financing through the issuance of Revett common stock or other securities at dilutive prices, or through the sale of a portion of its assets; and

•	the merger will eliminate the possibility that Revett might have to consider seeking protection from its creditors in a bankruptcy or receivership proceeding were it not able to obtain additional financing on acceptable terms or through the sale of a portion of its assets.

•	Fixed Exchange Ratio. The Revett board of directors also considered that the fixed exchange ratio, which will not fluctuate as a result of changes in the market prices of shares of Revett or Hecla common stock, provides reasonable certainty as to the respective pro forma percentage ownership of the combined company by Revett and Hecla stockholders.

•	Ownership in the Combined Company. The Revett board of directors considered that, as of the closing, it is projected that Revett stockholders would own approximately 1.66% of Hecla on a fully diluted basis and, as a result, the combination will allow Revett stockholders to participate in any future growth and value creation of the combined company and to share pro rata in any benefits of the expected synergies.

•	Opinion of Financial Advisor. The Revett board of directors considered the financial analyses presented to it by RFC and RFC’s oral opinion to the Revett board of directors, subsequently confirmed in writing, as to the fairness, from a financial point of view and as of the date of the opinion, to Revett stockholders of the merger consideration, which opinion was based on and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken as set forth in RFC’s written opinion and more fully described below in the section “Proposal 1: The Adoption of the Merger Agreement—Opinion of Revett’s Financial Advisor” beginning on page 45.

•	Familiarity with Businesses. The Revett board of directors considered Hecla’s substantial knowledge of the mining business and its operations, financial condition and personnel, particularly its knowledge of underground mining and its ability to prosecute successfully the permitting and development of large scale mining operations in environmentally sensitive locations such as Rock Creek.

•	Tax-Free Transaction. The Revett board of directors considered the expectation that the merger will generally qualify as a tax-free transaction for U.S. federal income tax purposes to Revett stockholders that are U.S. holders.

•	Parties’ Commitment to Complete the Merger. The Revett board of directors considered the commitment on the part of both parties to complete the merger as reflected in their respective obligations under the terms of the merger agreement, and the likelihood that the governmental and other approvals needed to complete the merger would be obtained in a timely manner.

•	Terms and Conditions of the Merger Agreement. The Revett board of directors considered the terms and conditions of the merger agreement, including:

•	Revett’s ability, under certain circumstances, prior to the time Revett stockholders approve the merger, to consider and respond to an unsolicited proposal for the acquisition of the stock or assets of Revett or engage in discussions or negotiations with the third party making such a proposal, in each case if the Revett board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) that such takeover proposal either constitutes or is reasonably likely to lead to a superior proposal (see “Proposal 1: The Adoption of the Merger Agreement—The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 63);

•	the ability of the Revett board of directors to withhold, withdraw or modify its recommendation that Revett stockholders vote in favor of adoption of the merger agreement if the Revett board of directors has determined in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and, in the case of a change in recommendation made in response to a Takeover Proposal, the Revett board of directors has determined in good faith (after consultation with its outside legal counsel and financial advisors) that such proposal constitutes a superior proposal (see “Proposal 1: The Adoption of the Merger Agreement—The Merger Agreement—Changes in Board Recommendations” beginning on page 64); and

•	the fact that the merger agreement would provide Revett with sufficient operating flexibility for it to conduct its business in the ordinary course of business consistent with past practice between the signing of the merger agreement and the completion of the merger.

The Revett board of directors also considered a variety of risks and other potentially negative factors concerning the merger agreement, the merger transactions and the merger, including the following material factors:

•	the risk of diverting management focus and resources while working to implement the merger;

•	that, under the terms of the merger agreement, Revett must pay Hecla a termination fee of $825,000 and reimburse certain expenses incurred by Hecla in connection with the merger if the merger agreement is terminated under certain circumstances, which may deter other parties from proposing an alternative transaction that may be more advantageous to Revett stockholders, or which may become payable following a termination of the merger agreement in circumstances where no alternative transaction or superior proposal is available to Revett;

•	the terms of the merger agreement placing limitations on the ability of Revett to initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer by or with a third party with respect to a Takeover Proposal and to furnish non-public information to, or engage in discussions or negotiations with, a third party interested in pursuing an alternative business combination transaction;

•	the risk that the merger may not be completed, or that completion may be unduly delayed, including the effect of the pendency of the merger and the effect such failure to be completed may have on:

•	the market price of Revett common stock;

•	Revett’s operating results and its diminished cash position; and

•	Revett’s ability to attract and retain key personnel and suppliers.

•	the risk that regulatory agencies may object to and challenge the merger or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of the combined company;

•	that Revett is not permitted to terminate the merger agreement solely because of changes in the market price of Hecla common stock and the risk that Revett stockholders may be adversely affected by any decrease in the market price of Hecla common stock between the announcement of the transaction and the completion of the merger, which would not have been the case had the consideration been based solely on a fixed value (that is, a fixed dollar amount of value per share in all cases);

•	the risk that the cost savings, operational synergies and other benefits to the holders of Revett common stock expected to result from the merger might not be fully realized or not realized at all;

•	the risk of other potential difficulties in integrating Revett’s and Hecla’s business and their respective operations;

•	the substantial costs to be incurred in connection with the transaction, including the transaction expenses arising from the merger and the costs of integrating Revett’s business and Hecla’s business;

•	the restrictions on the conduct of Revett’s business prior to the completion of the merger, which could delay or prevent Revett from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Revett absent the pending completion of the merger;

•	that, following completion of the merger, Revett would no longer exist as an independent public company and Revett’s stockholders would be able to participate in any future earnings growth of Revett solely through their ownership of common stock of the combined company;

•	that certain of Revett’s directors and executive officers have certain interests in the merger that might be different from the interests of Revett’s stockholders generally as described under the section entitled “Proposal 1: The Adoption of the Merger Agreement—Interests of Revett Directors and Officers in the Merger” beginning on page 51; and

•	the risks of the type and nature described under “Risk Factors” beginning on page 22 and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 7.

This discussion of the information and factors considered by the Revett board of directors in reaching its conclusion and recommendations is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Revett board of directors in evaluating the merger agreement and the merger transactions, including the merger, and the complexity of these matters, the Revett board of directors did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Revett board of directors may have given different weight to different factors.

The Revett board of directors did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall review of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement.

The Revett board of directors unanimously recommends that Revett stockholders vote “FOR” the merger proposal.

The explanation of the reasoning of the Revett board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 7.

Opinion of Revett’s Financial Advisor

On March 25, 2015, RFC provided its analysis of the revised Hecla proposal and rendered its oral opinion to the Revett board of directors that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the Revett stockholders (other than Hecla and its affiliates) pursuant to the transaction was fair from a financial point of view to Revett stockholders.

The full text of the written opinion of RFC, dated December March 26, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Appendix B in this proxy statement/prospectus. RFC provided its opinion for the information and assistance of Revett’s board in connection with its consideration of the transaction. The RFC opinion is not a recommendation as to how any Revett stockholder should vote with respect to the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, RFC, among other things:

•	reviewed certain publicly available business and historical financial information relating to Revett and Hecla;

•	conducted discussions with members of the senior management of Revett concerning the business and financial prospects of Revett;

•	conducted discussions with Revett’s legal counsel;

•	reviewed publicly available financial and stock market data with respect to certain other companies Revett and RFC believed to be generally relevant;

•	reviewed draft scoping studies and other technical reports pertaining to Rock Creek;

•	reviewed current and historical metals prices and price trends;

•	compared publicly available financial terms of certain other transactions RFC believed to be generally relevant to the transaction;

•	reviewed current and historical market prices of the shares of Revett common stock and Hecla common stock;

•	reviewed the draft agreement and plan of merger; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as RFC deemed necessary or appropriate.

For purposes of rendering the opinion described above, RFC, with Revett’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, RFC, without assuming any responsibility for independent verification thereof. In that regard, RFC assumed with Revett’s consent that all technical information provided to RFC has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Revett regarding Revett and its properties and assets. RFC did not make an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities

(including any contingent, derivative or other off-balance-sheet assets and liabilities) of Revett, Hecla or any of their respective affiliates. RFC has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to RFC’s analysis. RFC has assumed that the transaction will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to RFC’s analysis.

RFC’s opinion does not address the underlying business decision of Revett to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may be available to Revett; nor does it address any legal, regulatory, tax or accounting matters. RFC was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Revett or any other alternative transaction. RFC’s opinion addresses only the fairness from a financial point of view to Revett stockholders (other than Hecla and its affiliates), as of the date of the opinion, of the merger consideration to be received by such holders pursuant to the transaction.

RFC does not express any view on, and RFC’s opinion does not address, any other term or aspect of the merger agreement or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transaction, including the fairness of the transaction to, or any consideration received in connection therewith by, any creditors or other constituencies of Revett; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Revett in connection with the transaction, whether relative to merger consideration to be received by Revett stockholders (other than Hecla and its affiliates) pursuant to the transaction or otherwise. RFC’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to RFC as of, the date of the opinion and RFC assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of RFC’s opinion. RFC’s opinion represents the opinion of RFC as a firm.

The following is a summary of the material financial analyses delivered by RFC to Revett’s board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by RFC, nor does the order of analyses described represent the relative importance or weight given to those analyses by RFC. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of RFC’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 26, 2015 and is not necessarily indicative of current or future market conditions.

In connection with its analysis, RFC calculated the implied merger consideration pursuant to the merger agreement, which provides for, at the effective time of the merger, the cancellation and conversion of each share of Revett common stock into the right to receive 0.1622 of a share of Hecla common stock (the “Hecla consideration” as such term is used in this section, “Opinion of Revett’s Financial Advisor.”)

Approach to Fairness

In support of its opinion, RFC has performed certain analyses on Revett and the Hecla consideration, based on the methodologies and assumptions that RFC considered appropriate in the circumstances for the purposes of providing its opinion. RFC reviewed and considered the following:

•	the relevant financial and stock market data of Revett and Hecla;

•	the current status of Revett’s assets, including the impairment charge resulting from Revett’s placing Troy on care and maintenance, and the permitting status of Rock Creek;

•	the relevant public trading volumes and prices of Revett common stock and Hecla common stock (the “Stock Market Value Approach”);

•	the relevant net asset values of Revett and Hecla (the “NAV Analysis”);

•	the premiums paid in recent transactions involving companies in the same industry group (the “Comparable Transactions Analysis”);

•	the value of the Hecla consideration; and

•	other characteristics of Hecla relevant to Revett stockholders, including geographic and project diversity, growth potential from Hecla’s project pipeline, increased size and liquidity, and management with operating experience in deep underground mines.

Stock Market Value Approach

RFC considered the relative trading history of shares of Revett common stock and Hecla common stock and calculated the implied value of the Hecla consideration based on the exchange ratio of 0.1622 share of Hecla common stock for each share of Revett common stock in the transaction. For the purposes of its opinion, RFC concluded that it was most appropriate to consider a range of relative trading activity based on volume weighted average price (“VWAP”) for recent 10, 20 and 30 trading days, and since January 20, 2015.

Based upon and subject to the analyses and assumptions set out in this section, RFC calculated that, based on the relative trading history of Revett common stock and Hecla common stock on March 25, 2015 and over the 10, 20 and 30-day periods ending on March 25, 2015, the implied value of the Hecla consideration to be received by Revett stockholders pursuant to the transaction was $0.50 to $0.53 per share of Revett common stock.

Period Ending	Revett Mining NYSE-MKT:RVM		Hecla Mining NYSE:HL		Implied consideration to Revett stockholders
March 25, 2015	VWAP	Volume	VWAP	Volume	(per Revett share)
10 trading days	$0.393	553,434	$3.120	63,581,687	$0.506
20 trading days	$0.396	1,169,818	$3.081	112,585,413	$0.500
30 trading days	$0.405	1,504,918	$3.265	168,347,675	$0.530
Since 20-Jan-15	$0.395	2,304,284	$3.218	255,794,406	$0.522

The NAV Analysis

RFC concluded Revett’s net asset value based on book value comprises 1.4% of Hecla’s proforma net asset value. Since current Revett stockholders will hold 1.7% of Hecla common stock immediately following the merger, net asset values based on book values support the proforma ownership interest of Revett stockholders in Hecla upon completion of the transaction.

Net Asset Values ($000s)	Revett(1)	Hecla(2)	Proforma Hecla(3)
Assets:
Rock Creek mineral properties	8,022
Troy mineral properties, plant and equipment	7,285

Total mineral properties, plant and equipment	15,307	1,831,564	1,846,871
Net working capital	1,620	225,374	226,994
Restricted cash and investments	6,551	5,803	12,354
Other assets	1,714	108,338	110,052

Total Assets	25,192	2,171,079	2,196,271

Liabilities:
Long-term debt		512,129	512,129
Accrued reclamation and closure costs	4,769	55,619	60,388
Other long-term liabilities		206,357	206,357

Total Liabilities	4,769	774,105	778,874

Net Asset Value	20,423	1,396,974	1,417,397

Percent of Proforma Hecla NAV	1.4%	98.6%

(1)	Per Revett draft balance sheet and impairment adjustments, December 31, 2014 (March 26, 2015)
(2)	Per Hecla balance sheet, December 31, 2014
(3)	The amounts set forth in this column were calculated by RFC solely for purposes of its analysis and were not calculated or provided by Hecla, and may differ from the information set forth under “Proforma Information.”

Comparable Transactions Analysis

RFC reviewed recent transactions involving silver explorers and miners, and asset sales of silver properties. RFC noted that all of the transactions involved more advanced projects. The primary conclusion reached from the analysis was that, even though the transactions identified were for projects more advanced than Revett’s Rock Creek project, the premium paid for Revett common stock compares favorably with the sample transactions.

Date	Target	Acquiror	Project Stage	Location	20-day average premium	Transaction Amount ($000s)
Feb-15	Cangold Ltd.	Great Panther Silver	PEA	Mexico	-21%	1,700
Dec-14	Paramount Gold and Silver	Coeur Mining, Inc.	Feasibility	Mexico	20%	146,000
Feb-13	Orko Silver	Coeur Mining, Inc.	Feasibility	Mexico	17%	379,000
Dec-12	Mirasol Resources	Coeur Mining, Inc.	Feasibility	Argentina	Asset Sale	60,000
Apr-12	Silvermex Resources	First Majestic Silver	Production	Mexico	43%	175,000
Oct-14	Revenue Silver Mine	Fortune Minerals	Production	United States	Private Seller	38,000
Oct-13	International Resources	Hochschild Mining	Production	Peru	30%	271,000
Mar-13	Aurizon Mines	Hecla Mining Company	Production	Canada	39%	796,000
	Average				21%
	Average (excluding high and low)				26%

Hecla Consideration Summary

Pursuant to the merger, Revett stockholders will receive 0.1622 of a share of Hecla common stock for each share of Revett common stock.

The Stock Market Value Approach based on 10, 20 and 30 day trading periods ending the day before the transaction announcement and the agreed exchange ratio indicates that the implied value of the Hecla consideration to be received by Revett stockholders pursuant to the transaction was $0.50 to $0.53 per share of Revett common stock. The range of implied value is at a premium to Revett’s average share price over these periods, hence the consideration offered to Revett stockholders is fair based on the Stock Market Value Approach.

The Net Asset Value Analysis indicates that Revett’s net asset value based on book value comprises 1.4% that of Proforma Hecla’s net asset value. Based on shares outstanding as at the transaction announcement date and the agreed exchange rate, current Revett shareholders will hold 1.7% of Proforma Hecla common shares, hence the consideration offered to Revett stockholders is fair based on Net Asset Value Analysis.

The Comparable Transactions Approach indicates that the premiums paid in recent transactions involving silver explorers and miners ranges from a discount of 21% to a premium of 43%, and average a premium of 21%. The premium offered to Revett stockholders is above average based on a comparison of Revett and Hecla 20-day average share prices, hence the consideration offered to Revett stockholders is fair based on the Comparable Transactions Approach.

Under the merger, current Revett stockholders will become minority stockholders of Hecla. Considerations RFC deemed relevant to ownership of Hecla stock include:

•	Diversification—Hecla has a large portfolio of operating and advanced stage mineral properties, in mining friendly jurisdictions of Canada, Mexico and the United States. RFC believes the number of properties and geographic diversification mitigates risk to shareholders.

•	Growth Potential—Hecla continues to expand the life of its operating mines, and four advanced stage, pre-development projects offer several opportunities for growth.

•	Increased size—Hecla has a much larger market capitalization, benefiting from increased financial strength and market presence.

•	Increased Liquidity—Hecla shares trade on the NYSE with daily trading volumes averaging 5.8 million over the last thirty days, and 7.6 million shares per day over the last 120 trading days (period ending March 25, 2015; adjusted). Hecla shares are considerably more liquid than Revett shares which traded 70,000 shares per day over the last thirty days, and 72,970 shares per day over the last 120 days (includes trades on both NYSE-MKT and TSX).

•	Management—Hecla brings experienced operating management, with specific expertise in deep underground mining.

Credentials of Financial Advisor

RFC is a specialized investment banking firm servicing mining, metals and other industries in North America, South America and Europe. Since 1997, RFC has advised numerous companies regarding acquisitions, mergers, divestitures and joint ventures, and has provided analyses of strategic options, valuations and the fairness of transactions. Revett selected RFC as its financial advisor because RFC has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated March 22, 2015, Revett engaged RFC to act as its financial advisor in connection with the transaction. Pursuant to the terms of this engagement letter, Revett has agreed to pay RFC a fee equal to $50,000, no portion of which is contingent upon consummation of the transaction. In addition, Revett has agreed to reimburse certain of RFC’s expenses arising, and indemnify RFC against certain liabilities that may arise, out of its engagement.

Revett Board Consideration of Opinion

As described above, RFC’s opinion to the Revett board of directors was one of many factors taken into consideration by the Revett board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by RFC in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of RFC attached hereto as Appendix B.

Hecla’s Reasons for the Merger;

After careful consideration, Hecla’s board of directors approved the merger agreement and the transactions contemplated thereby, including the merger. In reaching their decision, Hecla’s board consulted with Hecla management and legal advisors and considered a number of factors that they believed supported their decision, including the following factors:

•	The significant strategic opportunity that Hecla’s board believes will result from the merger and in particular, the acquisition of Rock Creek, including the following with respect to Rock Creek:

•	it is considered one of the largest undeveloped silver and copper deposits in North America;

•	it is located approximately 50 miles north of Hecla’s Lucky Friday mine in Idaho, which is expected to allow Hecla to benefit from proximity to management, labor, and other resources of Hecla;

•	it provides to Hecla another asset which it can seek to develop for future production, including at a time when the Greens Creek mine begins approaching the end of its known mine life;

•	it provides another asset to Hecla that is located in a favorable mining jurisdiction; and

•	Hecla’s past ability to operate in an environmentally sensitive area (Green’s Creek mine in Alaska which is located in the Admiralty Island National Monument, a sensitive environment in which the mine has successfully operated the last 25 years, including the last 7 years under Hecla’s 100% ownership).

•	The board’s knowledge of the business, operations, financial condition, earnings and prospects of Hecla and Revett, taking into account the results of Hecla’s due diligence review of Revett, as well as their knowledge of the current and prospective environment in which Hecla and Revett operate, including economic and market conditions.

•	The merger is structured as an all-stock transaction, which preserves Hecla’s financial liquidity in a low metals price environment.

•	The terms and conditions of the merger agreement and the strong commitments by both Hecla and Revett to complete the merger and the related transactions.

Hecla’s board also deliberated on a variety of risks and other considerations concerning the merger agreement and the merger, including the following:

•	the possibility that the merger may not be completed, or that completion may be unduly delayed, including because Revett stockholders may not approve the merger agreement, the merger and the other transactions contemplated by the merger agreement or because of reasons beyond the control of Hecla or Revett;

•	the risk that the pendency of the merger or the failure to complete the merger could have an adverse impact on Hecla, including on the market price of Hecla’s common stock and future business and financial results of Hecla;

•	the diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the merger;

•	the ability to capture the anticipated synergies between Hecla and Revett and to realize the other anticipated benefits of the merger in the expected timeframe, if at all;

•	the substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of Hecla and Revett and the transaction expenses arising from the merger;

•	Revett’s right, subject to certain conditions, to respond to and negotiate certain alternative acquisition proposals made prior to the time Revett stockholders approve the merger agreement, as well as Revett’s right, subject to certain conditions, to withhold or withdraw (or modify in a manner adverse to) or propose publicly to withhold or withdraw (or modify in a manner adverse to) its recommendation to its stockholders to vote “For” the merger proposal;

•	the risk that Hecla (i) is unable to obtain the necessary permits to develop or operate Rock Creek or (ii) does not achieve financial return sufficient to cover the costs that are projected to be incurred for Rock Creek;

•	the possibility that Hecla might not achieve its projected financial results;

•	the possibility that the market price of the common stock of Hecla may decline in the future as a result of the merger;

•	the risk of any potential action or inaction by Hecla causing the merger to lose its tax-free qualification for U.S. federal income tax purposes;

•	the risk that changes in the regulatory landscape or other conditions beyond Hecla’s control may adversely affect the business benefits anticipated to result from the merger and the related transactions, including with respect to obtaining the necessary permits to develop and operate Rock Creek;

•	The risk that reclamation at Troy will exceed Revett’s surety bond or otherwise cause Revett to incur greater expenses than what is currently expected;

•	the fact that Phillips S. Baker, Jr., Hecla’s President and Chief Executive Officer and a member of Hecla’s board of directors personally owns an immaterial number of shares of Revett common stock (72,917), which would allow him to acquire an additional approximately 11,827 shares of Hecla common stock if the merger is closed, and which fact was disclosed to the other directors prior to approval of the merger and the merger agreement by Hecla’s board; and

•	the risks of the type and nature described under “Risk Factors” beginning on page 22 and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 7.

The above discussion of the factors considered by Hecla’s board of directors is not intended to be exhaustive. In reaching their determination, Hecla’s board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. Hecla’s board considered all these factors as a whole, including discussions with, and inquiry of, Hecla’s management and legal advisors, and overall considered these factors to be favorable to, and to support, their determination.

The explanation of the reasoning of the Hecla board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 7 of this joint proxy statement/prospectus.

Interests of Revett’s Directors and Officers in the Merger

In considering the recommendation of the Revett board of directors that Revett stockholders vote to approve the merger proposal, Revett stockholders should be aware that some of Revett’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Revett stockholders generally. The Revett board of directors was aware of and considered these potential interests, among other things, in evaluating and negotiating the merger agreement and the related transactions, in approving the merger agreement and in recommending the approval of the merger proposal. For purposes of the employment agreements described below, to the extent applicable, the completion of the merger will constitute a change of control, change in control, or term of similar meaning. These interests are described in further detail below, and certain of them are quantified in the narrative and table below.

Executive Change in Control Payments

Each of Revett’s executive officers has entered into an employment agreement with our Revett Silver Company first-tier subsidiary. Each agreement is for a term of three years and is renewable annually thereafter, and each provides for the payment of salary and medical and other fringe benefits, the award of stock options, and severance payments in the event the executive officer’s employment is terminated without cause, upon the occurrence of a change in control event, or other than for good reason. A “change in control” event occurs under the agreements when a person or entity beneficially acquires 25% or more of voting securities, or when, in a contested election of directors, the persons who were directors immediately prior to the election contest cease to constitute a majority of the board of directors. “Good reason” is defined in each agreement to mean a material change in the executive officer’s duties and responsibilities, a reduction in his or her salary or medical and other fringe benefits or, following a change in control, our failure to enter into a reasonably satisfactory replacement employment agreement with the executive officer. All severance payments under such employment agreements are lump sum payments.

Revett’s employment agreement with Mr. Shanahan is dated January 1, 2010 and was amended on January 30, 2015. It provides for an annual base salary of $330,000, subject to periodic adjustments. If Mr. Shanahan’s employment is terminated without cause, or if he is terminated following a change of control event or other than for good reason, he is entitled to 18 months of salary and twelve months of benefits. Mr. Shanahan may terminate the agreement unilaterally upon five days’ notice. On November 15, 2013, Mr. Shanahan agreed to temporarily reduce his annual base salary to $264,000.

Revett’s employment agreement with Kenneth Eickerman, Revett’s treasurer and chief financial officer, is dated May 30, 2007 and was amended on January 16, 2010 and again on January 30, 2015. It provides for a current base salary of $140,400, subject to periodic adjustment. If Mr. Eickerman’s employment is terminated without cause, or if he is terminated following a change of control event or other than for good reason, he is entitled to 18 months of salary and twelve months of benefits. Mr. Eickerman may terminate the agreement unilaterally upon 5 days’ notice.

Revett’s employment agreement with Douglas Miller, Revett’s vice president of operations, is dated April 1, 2004, and was amended on September 1, 2009, October 1, 2012 and January 30, 2015. It provides for a current base salary of $160,000, subject to periodic adjustment. If Mr. Miller’s employment is terminated without cause, or if he is terminated following a change of control event or other than for good reason, he is entitled to 18 months of salary and twelve months of benefits. Mr. Miller may terminate the agreement unilaterally upon five days’ notice.

Revett’s employment agreement with Monique Hayes, Revett’s secretary, is dated December 1, 2010 and was amended on January 30, 2015. It provides for a current base salary of $88,000, subject to periodic adjustment. If Ms. Hayes’s employment is terminated without cause, or if she is terminated following a change of control event or other than for good reason, she is entitled to 18 months of salary and twelve months of benefits. Ms. Hayes may terminate the agreement unilaterally upon five days’ notice.

Revett’s employment agreement with Douglas Stiles, Revett’s vice president of planning, is dated May 30, 2014 and was amended on January 30, 2015. It provides for a current base salary of $125,000, subject to periodic adjustment. If Mr. Stiles’ employment is terminated without cause, or if he is terminated following a change of control event or other than for good reason, he is entitled to 18 months of salary and twelve months of benefits. Mr. Stiles may terminate the agreement unilaterally upon five days’ notice.

For additional information regarding compensation that will be received by Revett’s named executive officers in connection with the merger, see “Golden Parachute Compensation” on page 53.

Golden Parachute Compensation

The merger is considered a change in control under each Revett executive officer’s employment agreement.

The following table sets forth the amounts of “golden parachute” compensation (for purposes of Item 402(t) of Regulation S-K) that each named executive officer of Revett could receive in connection with the merger. These amounts assume that the named executive officer’s employment will be terminated such that the named executive officer will become entitled to the full amount of severance benefits for which he or she is eligible pursuant his or her employment agreement (as described in more detail above).

For purposes of calculating such amounts, we have assumed that the closing date will be [                    ], 2015, which is therefore used as the date of the “change in control”.

Name	Cash ($)	Equity ($)	Benefits(1)	Accrued Vacation	Total ($)
John Shanahan	495,000	0	20,528	19,038	534,566
Kenneth Eickerman	210,600	0	20,528	10,800	241,928
Douglas Miller	240,000	0	20,528	12,308	272,566
Monique Hayes	132,000	0	11,948	6,769	150,717
Douglas Stiles	187,500	0	23,288	9,615	220,403

(1)	Consists of monthly health insurance premiums of $1,282 for each of Messrs. Shanahan, Eickerman and Miller, $567 for Ms. Hayes and $1,512 for Mr. Stiles; and estimated employer contributions of $5,144.50 to Revett’s 401(k) plan for each of the named individuals.

Interests of Hecla’s Directors and Officers in the Merger

Phillips S. Baker, Jr., the President and Chief Executive Officer of Hecla, owns 72,917 shares of Revett common stock, all of which were acquired using personal funds of Mr. Baker. Each share of Revett common stock directly owned by Mr. Baker will be treated in the same manner as the other outstanding shares of Revett common stock pursuant to the merger agreement.

No other director or officer of Hecla has any interest in the merger.

Board of Directors and Managements of Revett Following the Merger

At the effective time, certain directors and executive officers of Hecla will become directors and executive officers of Revett.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion addresses the material U.S. federal income tax consequences of the merger to Revett and holders of Revett common stock. The discussion is based on the Code, Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to stockholders that hold their Revett common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of its personal circumstances or to stockholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, traders in securities who elect to apply a mark-to-market method of accounting, pass-through entities and investors in such entities, stockholders who received their Revett common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation, and stockholders who hold Revett common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

This discussion is limited to Revett stockholders that are “U.S. holders.” For purposes of this proxy statement/prospectus, a “U.S. holder” means a stockholder of Revett that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has made a valid election to be treated as a U.S. person.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

This discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for United States federal income tax purposes) or persons that hold their Revett common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, holds shares of Revett common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the particular tax consequences of the merger to them.

Revett stockholders should consult their tax advisors with respect to the particular tax consequences of the merger to them.

Consequences to Revett and Revett Stockholders

Revett will not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger. Revett stockholders will not recognize any gain or loss pursuant to the merger except in respect of cash received instead of a fractional share of Hecla common stock (as discussed below). The aggregate tax basis of the Hecla common stock received in the merger (including fractional shares deemed received and redeemed as discussed below) will be equal to the aggregate adjusted tax basis of the shares of Revett common stock surrendered for the Hecla common stock, and the holding period of the Hecla common stock (including fractional shares deemed received and redeemed) will include the period during which the shares of Revett common stock were held.

A Revett stockholder that receives cash instead of a fractional share of Hecla common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss will generally be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis in the shares of Revett common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Revett common stock is more than one year at the effective time of the merger. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Payments of cash to a U.S. holder of Revett common stock in lieu of fractional shares of Hecla common stock in the merger may be subject to information reporting, unless the U.S. holder provides proof of an applicable exemption. Payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 28%), unless such U.S. holder provides an accurate taxpayer identification number and otherwise complies with the requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amount withheld will be credited against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely supplied to the Internal Revenue Service.

Accounting Treatment of the Merger

In accordance with accounting principles generally accepted in the United States, Hecla will account for the merger using the acquisition method of accounting for business combinations.

Regulatory Matters

The Merger is subject to compliance with federal securities laws and Delaware laws. Hecla and Revett expect to make all required filings under applicable U.S. securities laws and the rules of the NYSE.

Exchange of Shares in the Merger

Prior to the effective time, Hecla will appoint an exchange agent reasonably acceptable to Revett to handle the exchange of Revett common stock for Hecla common stock.

Promptly following the effective time, Hecla will cause the exchange agent to mail to each holder of record of outstanding shares of Revett common stock a letter of transmittal specifying instructions for use in effecting the surrender of certificates representing outstanding shares of Revett common stock (or affidavits of loss in lieu thereof) or book-entry shares of Revett common stock in exchange for the merger consideration.

Revett stockholders will not receive any fractional shares of Hecla common stock in the merger. Instead, each Revett stockholder will be entitled to receive a cash payment in lieu of any fractional shares of Hecla common stock it otherwise would have received pursuant to the merger equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Revett common stock exchanged by such holder) by (ii) the closing price of Hecla common stock on the NYSE on the trading day immediately preceding the closing date.

After the effective time, shares of Revett common stock will no longer be outstanding, will automatically be cancelled, and will cease to exist, and certificates or evidence of shares in book-entry form that, in each case, previously represented shares of Revett common stock will represent only the right to receive a number of shares of Hecla common stock (plus cash in lieu of fractional shares) as described above. Until holders of Revett common stock have surrendered their shares to the exchange agent for exchange, those holders will not receive dividends or distributions declared or made with respect to shares of Hecla common stock with a record date after the effective time. However, upon the surrender of their shares of Revett common stock, such holders will receive the amount of dividends or other distributions with respect to shares of Hecla common stock theretofore paid with a record date after the effective time.

Merger Consideration; Treatment of Revett Stock Options; Treatment of Revett Warrants

Revett stockholders will receive 0.1622 of a share of Hecla common stock for each share of Revett common stock they hold, with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of Revett or Hecla. Because of this, the implied value of the consideration to Revett stockholders may fluctuate between now and the completion of the merger.

At the effective time, each option to purchase shares of Revett common stock granted under the Revett Minerals Inc. Amended and Restated Equity Incentive Plan dated June 21, 2011, that is outstanding immediately prior to the effective time (whether or not vested) that has an exercise price per share greater than the merger consideration (which is the case for all currently outstanding options) shall be cancelled without any payment being made in respect thereof, in accordance with the provisions of that plan.

At the effective time, and in accordance with the terms of each of the Warrants, Hecla will issue a replacement warrant to each holder thereof that will be exercisable for a number of shares of Hecla common stock (without interest, and subject to deduction for any required withholding tax, and no issuance of fractional shares and the number of such shares rounded down) equal to the product of (i) 0.1622 and (ii) the number of shares subject to such Warrant, with an exercise price of $6.17 per share of Hecla common stock, pursuant to and in accordance with such holder’s Warrant (as amended).

Change in Shares

If between the date of the merger agreement and the effective time the number of outstanding shares of Revett common stock, or securities convertible or exchangeable into or exercisable for shares of Revett common stock, changes into a different number of shares or a different class by reason of any stock dividend (excluding, for the avoidance of doubt, cash dividends), subdivision, reclassification, recapitalization, split, reverse split, combination, exchange of shares or any other similar transaction, the exchange ratio will be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, exchange of shares or other similar transaction.

Listing of Hecla Common Stock

It is a condition to the completion of the merger that the shares of Hecla common stock to be issued to Revett stockholders pursuant to the merger be approved for listing on the NYSE, subject to official notice of issuance.

Litigation Related to the Merger

Since the announcement of the merger Revett, members of the Revett board of directors, Merger Sub, and Hecla, were named as defendants in two putative stockholder class actions, brought by purported stockholders of Revett, challenging the proposed merger. Both of the lawsuits were filed in Superior Court in Spokane County, Washington, and are captioned Okerberg v. Revett Mining Co., Inc., et al., No. 15201271-6 (Spokane Cnty, Wash. April 6, 2015), and Lokash v. Revett Mining Co., Inc., et al., No. 15201272-4 (Spokane Cnty, Wash. April 6, 2015).

The plaintiffs generally claim that (i) the members of the Revett board of directors breached their fiduciary duties to Revett stockholders by authorizing the merger with Hecla for what the plaintiff asserts is inadequate consideration and pursuant to an inadequate process, and (ii) Hecla and Merger Sub (and Revett in one of the lawsuits) aided and abetted the other defendants’ alleged breach of duties. The plaintiffs seek, among other things, to enjoin the merger, rescind the transaction or obtain rescissory damages if the merger is consummated, obtain other unspecified damages, and recover attorneys’ fees and costs.

Although it is not possible to predict the outcome of litigation matters with certainty, each of Revett, its directors, Hecla and Merger Sub believe that both lawsuits are without merit, and the parties intend to vigorously defend against all claims asserted.

Interim Credit Agreement

As discussed in “Risk Factors—Risks Relating to Revett—Liquidity Considerations and Going Concern” beginning on page 26, and elsewhere in this proxy statement/prospectus, Revett is experiencing severe financial challenges. In an effort to address Revett’s short-term liquidity needs, Hecla and Revett have entered into a Term Loan and Security Agreement, dated April 17, 2015, pursuant to which Hecla has agreed to provide one our more secured loans to Revett in an aggregate amount not to exceed $1,500,000. Loans will bear interest at a rate per annum equal to LIBOR plus 5% and will be due and payable on July 1, 2015. The loans will be secured by certain real estate holdings of Revett’s subsidiary, Revett Holdings, Inc., and the equity interests in Revett Holdings, Inc. Even if Revett borrows the maximum amount available under the Term Loan and Security Agreement, it currently expects that it would still run out of cash by the end of August 2015 if the merger does not occur.

Shareholder Agreements

The following summarizes the material provisions of the shareholder agreements. This summary does not purport to be complete and may not contain all of the information about the shareholder agreements that is important to you. This summary is qualified in its entirety by reference to the shareholder agreements, a copy of the form of which is included as Appendix D to this proxy statement/prospectus and is incorporated by reference herein. Defined terms used but not otherwise defined in this section shall have the meaning assigned to such terms in the shareholder agreements.

In order to induce Hecla and Merger Sub to enter into the merger agreement certain stockholders of Revett entered into shareholder agreements, each dated March 26, 2015, pursuant to which the stockholder agreed to vote their shares of Revett common stock beneficially owned by them, and to cause any holder of record of shares of common stock beneficially owned by such stockholder to vote: (i) in favor of the merger and the merger agreement, at every meeting of the stockholders of Revett at which such matters are considered and at every adjournment or postponement thereof; (ii) against (1) any takeover proposal (as defined in the merger agreement), (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Revett under the merger agreement or of the stockholder under the shareholder agreement and (3) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger or the fulfillment of Revett’s, Hecla’s or Merger Sub’s conditions under the merger agreement or change in any manner the voting rights of any class of shares of Revett (including any amendments to Revett’s certificate of incorporation and bylaws). Each of the stockholders agreed to grant an irrevocable proxy appointing Hecla as the stockholder’s proxy and attorney-in fact (with full power of substitution) to vote such stockholder’s shares at any meeting of the stockholders of Revett called with respect to any of the matters specified in the shareholder agreements, and in accordance and consistent with the above. The following stockholders are party to the shareholders agreements: Trafigura, John G. Shanahan, Kenneth S. Eickerman, Douglas Miller, Monique Hayes, Timothy Lindsey, Albert F. Appleton, Larry M. Okada, and John B. McCombe. Collectively such stockholders directly own 5,784,664 shares of Revett common stock representing approximately 14.73% of the outstanding shares of Revett common stock as of the record date.

The Merger Agreement

The following summarizes certain material provisions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. Revett stockholders are urged to read the merger agreement carefully and in its entirety, as well as this proxy statement/prospectus and the information incorporated herein by reference, before making any decisions regarding the merger. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is included as Appendix A to this proxy statement/prospectus and is incorporated by reference herein. Defined terms used but not otherwise defined in this section shall have the meanings assigned to such terms in the merger agreement.

In reviewing the merger agreement and this summary, please remember that they have been included to provide you with information regarding the terms of the merger agreement and are not intended to provide any other factual information about Hecla, Revett or any of their subsidiaries. The Merger Agreement contains representations and warranties and covenants by each of the parties to the merger agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by certain disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement or in this proxy statement/prospectus; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the merger agreement and described below may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus. In addition, if specific material facts arise that contradict the representations and warranties in the merger agreement, Hecla or Revett, as applicable, will disclose those material facts in the public filings that it makes with the SEC if it determines that it has a legal obligation to do so. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 111.

The Merger

The Merger Agreement provides that, on the terms and subject to the conditions in the merger agreement, and in accordance with Delaware law, Merger Sub will merge with and into Revett. At the effective time, the separate corporate existence of Merger Sub will cease and Revett will continue as the surviving company in the merger as a wholly-owned subsidiary of Hecla.

Merger Consideration

Revett stockholders will receive 0.1622 of a share of Hecla common stock for each share of Revett common stock they hold, with cash paid in lieu of fractional shares of Hecla common stock. The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of Revett or Hecla. Because of this, the implied value of the consideration to Revett stockholders may fluctuate between now and the completion of the merger.

Treatment of Revett Stock Options

At the effective time, each option to purchase shares of Revett common stock that is outstanding immediately prior to the effective time (whether or not vested) that has an exercise price per share greater than the merger consideration (which is the case for all currently outstanding options) will be cancelled without any payment being made in respect thereof, in accordance with the provisions of that plan

Treatment of Revett Warrants

At the effective time, and in accordance with the terms of each of the Warrants, Hecla will issue a replacement warrant that will be exercisable for a number of shares of Hecla common stock (without interest, and subject to deduction for any required withholding tax, and no issuance of fractional shares and the number of such shares rounded down) equal to the product of (i) 0.1622 and (ii) the number of shares subject to such Warrant, with an exercise price of $6.17 per share of Hecla common stock, pursuant to and in accordance with such holder’s Warrant (as amended).

Representations and Warranties

The merger agreement contains representations and warranties made by Revett to Hecla and Merger Sub and by Hecla and Merger Sub to Revett. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse impact). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers or directors of the party making the representation did not have actual or constructive knowledge. Additionally, certain of the representations and warranties of Revett in the merger agreement are qualified by the Revett disclosure schedule.

The merger agreement provides that a “material adverse effect” means, with respect to Revett, any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of Revett and its subsidiaries, taken as a whole, or (ii) the ability of Revett to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a “material adverse effect” will not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by the merger agreement; (c) any outbreak or escalation of war or any act of terrorism; or (d) general conditions in the industry in which Revett and its subsidiaries operate; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above will be taken into account in determining whether a “material adverse effect” has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on Revett and its subsidiaries, taken as a whole, compared to other participants in the industries in which Revett and its subsidiaries conduct their businesses.

In the merger agreement, Hecla and Merger Sub, on the one hand, and Revett, on the other, have made representations and warranties including representations and warranties regarding the following topics:

•	organization, standing, corporate power and organizational documents;

•	capital structure;

•	authority to execute and deliver and perform their respective obligations under, and to consummate the transactions contemplated by, the merger agreement and the enforceability of the merger agreement against each party;

•	the approval of the merger agreement and the transactions contemplated thereby by all necessary corporate approval (except, in the case of Revett, the approval of Revett’s stockholders);

•	the absence of conflicts with, or violations of, organizational documents, applicable law and contracts as a result of such party entering into the merger agreement and consummating the merger and the other transactions contemplated by the merger agreement;

•	the consents and approvals required in connection with the transactions contemplated by the merger agreement, including the required approval by Revett’s stockholders;

•	SEC documents, Canadian securities documents, and financial statements;

•	absence of certain governmental orders;

•	accuracy of information supplied or to be supplied in this proxy statement/prospectus or other registration statements relating to the merger, as applicable; and

•	broker’s fees and expenses payable in connection with the transaction.

In addition, Revett has made representations and warranties to Hecla and Merger Sub regarding, among other topics:

•	internal controls and accounting or auditing practices;

•	absence of undisclosed liabilities;

•	the conduct of business in the ordinary course and the absence of a material adverse effect since December 31, 2013;

•	absence of certain litigation;

•	ownership of subsidiaries;

•	compliance with applicable laws and permits;

•	employee benefits matters;

•	environmental matters;

•	tax matters;

•	material contracts;

•	insurance matters;

•	real estate matters;

•	personal property matters;

•	mineral properties and mineral rights;

•	intellectual property matters;

•	state takeover statutes;

•	related party transactions; and

•	the receipt of an opinion from its financial advisor.

In addition Hecla and Merger Sub have made representations and warranties to Revett regarding, among other topics, the ownership of Merger Sub and no vote of Hecla’s stockholders being required to approve the merger agreement or the transactions contemplated thereby.

Conduct of Business

Subject to certain exceptions in the merger agreement and the Revett disclosure schedules, as applicable, or as required by law or with the prior written consent of Hecla, from the date of the merger agreement until the effective time Revett has agreed to carry on, and has agreed to cause each of its subsidiaries to carry on, its business in the ordinary course consistent with past practice and to, and cause each of its subsidiaries to, use reasonable best efforts to preserve substantially intact its and its subsidiaries’ business organization, to keep available the services of its and its subsidiaries’ current officers and employees, and to preserve its and its subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees and other persons having business relationships with it.

In addition, from the date of the merger agreement until the effective time, Revett has agreed to various specific restrictions relating to the conduct of the business of Revett and its subsidiaries, including with respect to the following (subject in each case to certain exceptions in the merger agreement and the Revett disclosure schedules, or as required by law):

•	amending or proposing to amend its certificate of incorporation or bylaws (or other comparable organizational documents);

•	issuing, delivering, selling, pledging or encumbering, or authorizing, proposing or agreeing to the issuance, delivery, sale, pledge or encumbrance of, any shares of the capital stock of Revett or any of its subsidiaries (other than shares of the capital stock of Revett pursuant to the terms of any outstanding stock options), or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of the capital stock of Revett or any of its subsidiaries;

•	declaring, setting aside, making or paying any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to, or enter into any contract with respect to the voting of, any of its capital stock;

•	reclassifying, combining, splitting, subdividing or redeeming, repurchasing or otherwise acquiring, directly or indirectly, any Revett securities;

•	acquiring (including by merger, consolidation, or acquisition of stock or assets) or making any investment in any equity interest in any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, governmental entity and other entity and group, or any assets, loans or debt securities thereof, acquiring or divesting any real property leases or other interest in real estate or entering into or amending or modifying any material contract, partnership, arrangement, joint development agreement or strategic alliance;

•	repurchasing, prepaying or incurring any indebtedness for borrowed money or guaranteeing any such indebtedness of another individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, governmental entity and other entity and group, issuing or selling any debt securities or options, warrants, calls or other rights to acquire any debt securities of Revett or any of its subsidiaries, guaranteeing any debt securities of another individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, governmental entity and other entity and group, entering into any “keep well” or other contract to maintain any financial statement condition of any other individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, governmental entity and other entity and group (other than any wholly-owned subsidiary of it) or entering into any arrangement having the economic effect of any of the foregoing;

•	granting any Lien in any of its material assets to secure any indebtedness for borrowed money;

•	entering into any new line of business outside of its existing business;

•	paying, discharging, settling or satisfying any Liabilities, other than (i) performance of contractual obligations in accordance with their terms, or (ii) payment, discharge, settlement or satisfaction in accordance with their terms, of Liabilities that have been (a) disclosed in Revett’s most recent financial statements (or the notes thereto) included in Revett’s securities filings filed prior to the date of the merger agreement or contemplated by documents made available to Hecla prior to the date of the merger agreement or (b) incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

•	adopting or entering into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Revett or any of its subsidiaries (other than the merger);

•	instituting, settling or compromising any Legal Actions pending or threatened before any arbitrator, court or other governmental entity, other than (i) any Legal Action brought against Hecla or Merger Sub arising out of a breach or alleged breach of the merger agreement by Hecla or Merger Sub, and (ii) the settlement of claims, liabilities or obligations reserved against on the most recent balance sheet of Revett included in Revett’s securities filings, in amounts not to exceed those so reserved; provided that neither Revett nor any of its subsidiaries is permitted to settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on Revett’s business;

•	transferring, licensing, selling, leasing or otherwise disposing of any material assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise), including the capital stock or other equity interests in any subsidiary of Revett, provided that the foregoing shall not prohibit Revett and its subsidiaries from transferring, licensing, selling, leasing or disposing of obsolete equipment or assets being replaced, in each case in the ordinary course of business consistent with past practice;

•	making or changing any material election in respect of Taxes, adopt or change in any material respect any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, entering into any closing agreement, settling any claim or assessment in respect of Taxes (except settlements effected solely through payment of immaterial sums of money), or consenting to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

•	making any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable law;

•	except as required by any Revett employee benefit plan or contract in effect as of the date of the merger agreement, (i) increasing the compensation payable or that could become payable by Revett or any of its subsidiaries to directors, officers or employees, (ii) entering into any new, or amending in any material respect any existing, employment, severance, retention or change in control agreement with any of its past or present officers or employees, (iii) promoting any officers or employees, except as the result of the termination or resignation of any officer or employee, or (iv) establishing, adopting, entering into, amending, terminating, exercising any discretion under, or taking any action to accelerate rights under any Revett employee benefit plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Revett employee benefit plan if it were in existence as of the date of the merger agreement, or making any contribution to any Revett employee benefit plan, other than contributions required by law, the terms of such employee benefit plan as in effect on the date of the merger agreement or that are made in the ordinary course of business consistent with past practice;

•	taking any action to exempt any Person from, or making any acquisition of securities of Revett by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Revett with respect to a Takeover Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Hecla, Merger Sub or any of their respective subsidiaries or affiliates, or the transactions contemplated by the merger agreement; or

•	committing or agreeing to take any of the actions described above or any action which would reasonably be expected to result in any of the conditions to the merger not being satisfied.

Efforts to Obtain Required Stockholder Votes

Subject to its right in certain circumstances to adjourn, recess or postpone the Revett stockholder meeting, Revett has agreed to hold a meeting of its stockholders as promptly as practicable after the Form S-4 of which this proxy statement/ prospectus is a part is declared effective for the purpose of obtaining Revett stockholder approval of the merger proposal. Revett has agreed to, through its board of directors, recommend in accordance with applicable law that the holders of Revett common stock vote in favor of the approval of the merger agreement and the merger (the “Board Recommendation”). Subject to the ability of Revett’s board of directors to fail to make, withdraw, amend, modify or materially qualify, in a manner adverse to Hecla or Merger Sub, the Board Recommendation, or recommend a Takeover Proposal, fail to recommend against acceptance of any tender offer or exchange offer for the shares of Revett common stock within 10 business days after the commencement of such offer, or make any public statement inconsistent with the Board Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing, an “Adverse Recommendation Change”), Revett is required to use its best efforts to solicit stockholder approval of the merger proposal. Revett’s board of directors has approved the merger by a unanimous vote of the directors present at the relevant meeting and has adopted resolutions directing that the merger proposal be submitted to the Revett stockholders for their consideration.

No Solicitation of Alternative Proposals

Revett has agreed, subject to the exceptions described below, from the time of the execution of the merger agreement until the earlier of the effective time or the termination of the merger agreement, not to, and not to permit or authorize any of its subsidiaries or any director, officer, employee, accountants, consultants, legal counsel, advisors, and agents and other representatives (collectively, “Representatives”) of Revett or any of its subsidiaries, directly or indirectly, to:

•	solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any proposal or offer from, or indication of interest in making a proposal or offer by, any Person (other than Hecla and its subsidiaries, including Merger Sub) relating to any (a) direct or indirect acquisition of assets of Revett or its subsidiaries (including any voting equity interests of subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 15% or more of the fair market value of Revett’s consolidated assets or to which 15% or more of Revett’s net revenues or net income on a consolidated basis are attributable, (b) direct or indirect acquisition of 15% or more of the voting equity interests of Revett, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of the voting equity interests of Revett, (d) merger, consolidation, other business combination or similar transaction involving Revett or any of its subsidiaries, pursuant to which such Person would own 15% or more of the consolidated assets, net revenues or net income of Revett, taken as a whole, or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of Revett or the declaration or payment of an extraordinary dividend (whether in cash or other property) by Revett (any such proposal, a “Takeover Proposal”) or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal.

•	conduct or engage in any discussions or negotiations with, disclose any non-public information relating to Revett or any of its subsidiaries to, afford access to the business, properties, assets, books or records of Revett or any of its subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, a Takeover Proposal;

•	amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Revett or any of its subsidiaries;

•	approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL; or

•	enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Takeover Proposal (each an “Acquisition Agreement”).

Additionally, except as set forth in the merger agreement and as described below, Revett is required to, and is required to cause its subsidiaries to, cease immediately and cause to be terminated, and shall not authorize or knowingly permit any Revett Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the merger agreement with respect to any Takeover Proposal and will cause any such third party (or its agents or advisors) in possession of non-public information in respect of Revett or any of its subsidiaries that was furnished by or on behalf of Revett and its subsidiaries to return or destroy (and confirm destruction of) all such information.

Notwithstanding the above described restrictions, prior to the receipt of stockholder approval of the merger agreement and the transactions contemplated thereby, Revett’s board of directors, directly or indirectly through any Revett Representative, may, subject to certain restrictions:

(i)

participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that Revett’s board of directors believes in good faith, after consultation with outside legal counsel and an independent financial advisor, constitutes or would reasonably be expected to result in a bona fide written Takeover Proposal involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, of greater than 90% of Revett’s consolidated assets or greater than 90% of the outstanding common stock of Revett, that Revett’s board of directors determines in good faith (after consultation with outside legal counsel and an independent financial advisor) is more favorable from a financial point of view to the holders of Revett common stock than the transactions contemplated by the merger agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Takeover Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, (d) the other terms and conditions of such Takeover Proposal and the implications thereof for Revett, including relevant legal, regulatory and other aspects of such Takeover Proposal deemed relevant by Revett’s board of directors and (e) any revisions to the terms of the merger agreement and the merger proposed by Hecla during the notice period described below (any such offer, a “Superior Proposal”);

(ii)	thereafter furnish to such third party non-public information relating to Revett or any of its subsidiaries pursuant to an executed confidentiality agreement that contains confidentiality and standstill provisions that are no less favorable to Revett than those contained in that certain confidentiality letter agreement, dated as of June 5, 2013, between Revett and Hecla;

(iii)	following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change (as defined below); or

(iv)	take any action that any court of competent jurisdiction orders Revett to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if Revett’s board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to cause Revett’s board of directors to be in breach of its fiduciary duties under applicable law.

Revett has also agreed that its board of directors will not take any of the actions referred to in clauses (i) through (iv) of the preceding paragraph unless Revett has delivered to Hecla a prior written notice advising Hecla that it intends to take such action. Revett will notify Hecla promptly (but in no event later than 24 hours) after it obtains knowledge of the receipt by Revett (or any of Revett’s Representatives) of any Takeover Proposal, any inquiry that would reasonably be expected to lead to a Takeover Proposal, or any request for non-public information relating to Revett or any of its subsidiaries or for access to the business, properties, assets, books or records of Revett or any of its subsidiaries by any third party. In such notice, Revett will identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request. Revett is required to keep Hecla fully informed, on a current basis, of the status and material terms of any such Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms of any such Takeover Proposal, indication, or request. Revett is required to provide Hecla with at least 48 hours prior notice of any meeting of Revett’s board of directors (or such lesser notice as is provided to the members of Revett’s board of directors) at which Revett’s board of directors is reasonably expected to consider any Takeover Proposal. Revett is required to promptly (but in no event later than 24 hours) provide Hecla with a list of any non-public information concerning Revett’s business, present or future performance, financial condition or results of operations provided to any third party, and, to the extent such information has not been previously provided to Hecla, copies of such information.

Changes in Board Recommendations

Revett has agreed that the Board Recommendation is to be included in this proxy statement/prospectus and that, with certain exceptions, neither Revett’s board of directors nor any committee thereof will make an Adverse Recommendation Change.

Except as described below, Revett’s board of directors will not make any Adverse Recommendation Change or enter into (or permit any subsidiary to enter into) an Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of stockholder approval of the merger agreement and the transactions contemplated thereby, Revett’s board of directors may make an Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) an Acquisition Agreement, if: (i) Revett promptly notifies Hecla, in writing, at least five business days (the “Notice Period”) before making an Adverse Recommendation Change or entering into (or causing a subsidiary to enter into) an Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice will state expressly that Revett has received a Takeover Proposal that Revett’s board of directors intends to declare a Superior Proposal and that Revett’s board of directors intends to make an Adverse Recommendation Change or Revett intends to enter into an Acquisition Agreement; (ii) Revett attaches to such notice the most current version of the proposed agreement (which version will be updated on a prompt basis) and the identity of the third party making such Superior Proposal; (iii) Revett will, and will cause its subsidiaries to, and will use its reasonable best efforts to cause its Representatives to, during the Notice Period, negotiate with Hecla in good faith to make such adjustments in the terms and conditions of the merger agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if Hecla, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including any revision in price, the Notice Period will be extended, if applicable, to ensure that at least three Business Days remains in the Notice Period subsequent to the time Revett notifies Hecla of any such material revision (it being understood that there may be multiple extensions)); and (iv) Revett’s board of directors determines in good faith, after consulting with outside legal counsel and an independent financial advisor, that such Takeover Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Hecla during the Notice Period in the terms and conditions of the merger agreement.

Efforts to Complete the Merger

Hecla, Merger Sub, and Revett have agreed to each use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the transactions contemplated by the merger agreement, including (i) the obtaining of all necessary permits, waivers, consents, approvals and actions or nonactions from governmental entities and the making of all necessary registrations and filings (including filings with governmental entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entities, (ii) the obtaining of all necessary consents or waivers from third parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the merger and to fully carry out the purposes of the merger agreement. Hecla will take all action necessary to cause Merger Sub to perform its obligations under the merger agreement and to consummate the merger on the terms and conditions set forth in the merger agreement. Revett and Hecla are required, subject to applicable law, to (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) immediately above and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each of Hecla, Merger Sub, and Revett will promptly inform the other Parties, as the case may be, of any communication from any governmental entity regarding any of the transactions contemplated by the merger agreement. If Revett or Hecla receives a request for additional information or documentary material from any governmental entity with respect to the transactions contemplated by the merger agreement, then such party will use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable law and by any applicable governmental entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any governmental entity in respect of any filing made therewith in connection with the transactions contemplated by the merger agreement.

In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental entity or private party challenging the merger or any other transaction contemplated by the merger agreement, or any other agreement contemplated thereby, Revett is required to cooperate in all respects with Hecla and Merger Sub and will use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the merger agreement. None of Hecla, Merger Sub or any of their affiliates is required to defend, contest or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed or overturned any Order, in connection with the transactions contemplated by the merger agreement.

None of Hecla, Merger Sub or any of their subsidiaries is required to, and Revett may not, without the prior written consent of Hecla, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of Revett, the surviving company, Hecla, Merger Sub or any of their respective subsidiaries, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of Revett, the surviving company, Hecla, Merger Sub or any of their respective subsidiaries in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of Revett, the surviving company, Hecla, Merger Sub or any of their respective subsidiaries; provided that, if requested by Hecla, Revett will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on Revett in the event the Closing occurs.

Indemnification and Insurance

Hecla and Merger Sub have agreed that all rights to indemnification, advancement of expenses and exculpation by Revett now existing in favor of each Person who is now, or has been at any time prior to the date of the merger agreement or who becomes prior to the effective time an officer or director of Revett and its subsidiaries as provided in Revett’s certificate of incorporation and bylaws, in each case as in effect on the date of the merger agreement, or pursuant to any other contracts in effect on the date of the merger agreement will be assumed by the surviving company in the merger, without further action, at the effective time and will survive the merger and will remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

In addition, Hecla has agreed that, at the effective time, the surviving company will obtain a “tail” directors’ and officers’ liability insurance policy for Revett and its directors, officers and other persons who are currently covered by the existing directors’ and officers’ liability insurance coverage maintained by Revett that will provide such directors, officers and other persons with coverage for six years following the closing date of not less than the existing coverage amount and have other terms not materially less favorable in the aggregate to the insured persons in comparison to Revett’s existing insurance coverage; provided, that in no event will Hecla be obligated to pay an annual premium in excess of 150% of the last annual premium paid by Revett for such insurance prior to the date of the merger agreement.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Hecla and Revett in the preparation of this proxy statement/prospectus;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time;

•

notification by Hecla or Revett of communications received from any governmental entity, any person alleging that the consent of such person is required in connection with the transactions contemplated by the merger agreement, any action that may threaten the transactions contemplated by the merger agreement, or any fact, event or circumstance known to such Party that would cause or constitute, or would reasonably be expected to cause or constitute, a breach in any material respect of such Party’s representations, warranties, covenants or agreements contained in the merger agreement or would prevent, delay or impede, or would reasonably be expected to prevent, delay or impede, the consummation of the merger or any other transaction contemplated by the merger agreement;

•	restrictions on Hecla, Revett, and Merger Sub in connection with public announcements regarding the Merge;

•	Hecla’s agreement to apply for authorization for listing on the NYSE the shares of its common stock issuable in connection with the merger, upon official notice of issuance, and to take all steps reasonably necessary to maintain the listing of its common stock on the NYSE.;

•	in the event any state takeover statute or similar statute becomes applicable to the merger agreement, the parties agreed to take all reasonable action necessary so that the transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms contemplated hereby or otherwise act to eliminate or minimize the effect of such statute or regulation on The Merger Agreement or the transactions contemplated hereby.

Conditions to Completion of the Merger

The obligations of the parties to effect the merger are subject to the satisfaction (or, to the extent permitted by law, waiver), at or prior to the closing date, of the conditions described below:

•	the merger agreement and the transactions contemplated thereby must have been approved by the affirmative vote of holders of at least a majority of the outstanding shares of Revett common stock;

•	no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority will be in effect preventing the consummation of the transactions contemplated by the merger agreement;

•	no stop order suspending the effectiveness of this proxy statement/prospectus or any part thereof shall have been issued and no proceeding for that purpose has been initiated or threatened in writing by the SEC or any Canadian securities regulatory authority; and all requests for additional information on the part of the SEC or any Canadian securities regulatory authority has been complied with to the reasonable satisfaction of Hecla, Merger Sub, and Revett; and

•	Hecla’s common stock issuable to stockholders of Revett pursuant to the merger agreement has been authorized for listing on the NYSE upon official notice of issuance.

The obligations of Hecla and Merger Sub to effect the merger are subject to the satisfaction or waiver of the following additional conditions at or prior to the closing date:

•	the representations and warranties of Revett in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, subject to certain standards, including de minimis, materiality and material adverse effect qualifications;

•	Revett has performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with on or prior to the closing date;

•	since the date of the merger agreement, there has not been any Material Adverse Effect or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

•	Hecla has received a certificate of an officer of Revett confirming the satisfaction of the three preceding conditions;

•	all consents, filings, registrations, waivers and notifications necessary to permit the consummation of the transactions contemplated by the merger agreement have been obtained or made;

•	The environmental risk transfer program and any other insurance policies in effect as of the date of the merger agreement providing coverage for Revett’s or its subsidiaries’ reclamation and mine closing liabilities relating to the Troy Mine are, as determined by Hecla in its sole discretion, in full force and effect and apply to any reclamation plan relating to the Troy Mine that is implemented or effected after the date of the merger agreement, including as a result of the 2012 Environmental Impact Statement (including any supplements thereto, whether completed or in progress) and associated Record of Decision (including any amendments or supplements thereto, whether completed or in progress) issued by the Montana Department of Environmental Quality and the United States Forest Service; and

•	The amendments to the employment agreements between Revett and certain of its employees entered into in January and February 2015 in connection with the merger agreement remain in full force and effect.

The obligation of Revett to effect the merger is subject to the satisfaction or waiver of the following additional conditions at or prior to the closing date:

•	the representations and warranties of Hecla and Merger Sub in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, subject to certain standards, including de minimis, materiality and material adverse effect qualifications;

•	Hecla and Merger Sub have performed or complied in all material respects with all material agreements and covenants required by the merger agreement to be performed or complied with by Hecla and/or Merger Sub, as applicable on or prior to the closing date; and

•	Revett has received a certificate of an officer of Hecla confirming the satisfaction of the two preceding conditions.

Termination

Hecla or Revett may terminate the merger agreement at any time prior to the effective time:

•	by mutual written consent of Hecla and Revett;

•	by either Hecla or Revett:

•	if the stockholders of Revett do not approve the merger agreement and the merger at Revett’s special stockholders’ meeting or any adjournment or postponement thereof at which adoption of the merger agreement is voted upon; provided that this right to terminate the merger agreement shall not be available to Revett if it has not complied with its obligations under the merger agreement relating to this proxy statement/prospectus or the restrictions regarding a Takeover Proposal, or if the stockholder approval of the merger agreement and the merger is not obtained because of a breach of a Shareholders Agreement;

•	if the merger has not been consummated on or before July 26, 2015; provided, however, that this right to terminate the merger agreement is not available to any party if any action of such party or the failure by any party to perform any of its obligations under the merger agreement has been the cause of, or resulted in, the failure of the merger and the other transactions contemplated by the merger agreement to be consummated on or before July 26, 2015; or

•	if (a) any law prohibits or makes illegal the consummation of the merger or (b) any order, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding of any governmental entity having competent jurisdiction (each, an (“Order”) is entered enjoining Revett, Hecla, or Merger Sub from consummating the merger and such Order has become final and nonappealable, subject to such terminating party using its reasonable best efforts to prevent, resist, appeal, obtain consent under, resolve or lift, as applicable, the law or Order, using its reasonable best efforts to complete the merger, and not taking any action or failing to perform any of its obligations under the merger agreement that has been the cause of, or resulted in, the imposition of any such Order or the failure of such Order to be resisted, resolved or lifted, as applicable; or

•	by Revett:

•	if (a) Hecla or Merger Sub has breached any of their respective covenants or agreements contained in the merger agreement such that the closing condition regarding covenants would not be satisfied or (b) there exists a breach of any of their respective representations and warranties contained in the merger agreement such that the closing condition regarding representations and warranties would not be satisfied, and, in the case of clause (a) or clause (b), such breach is incapable of being cured or, if capable of being cured, has not been cured prior to the earlier of (x) July 26, 2015, and (y) twenty business days after Hecla or Merger Sub receives written notice of such breach from Revett; provided, however, that such right is subject to Revett being in material compliance with its covenants and agreements contained in the merger agreement and there not being a breach of any representation or warranty of Revett such that the closing conditions regarding representations and warranties or covenants would not be satisfied if the closing date were at the time of such termination; or

•	if prior to obtaining the stockholder approval of the merger and the merger agreement, (a) Revett’s board of directors has received a Superior Proposal, (b) Revett’s board of directors has determined in good faith (after consultation with its outside legal counsel and independent financial advisor) that the failure to accept such Superior Proposal is reasonably likely to be inconsistent with the fiduciary duties of the members of Revett’s board of directors to the stockholders of Revett under applicable law, (c) Revett has complied with its covenants and agreements under the merger agreement relating to this proxy statement/prospectus and the restrictions regarding a Takeover Proposal, and (d) Revett pays the termination fee and certain expenses to Hecla pursuant to and in accordance with the merger agreement; or

•	by Hecla:

•	if (a) Revett has breached any of its covenants or agreements contained in the merger agreement such that the closing condition regarding covenants would not be satisfied or (b) there exists a breach of any representation or warranty of Revett contained in the merger agreement such that the closing condition regarding representations and warranties would not be satisfied, and, in the case of clause (a) or clause (b), such breach is incapable of being cured or, if capable of being cured, has not been cured prior to the earlier of (x) July 26, 2015, and (y) twenty business days after Revett receives written notice of such breach from Hecla; provided, however, that such right is subject to Hecla or Merger Sub being in material compliance with their covenants and agreements contained in the merger agreement and there not being any breach of any representation or warranty of Hecla or Merger Sub such that the closing conditions would not be satisfied if the closing date were at the time of such termination; or

•	if prior to the adoption of the merger agreement by Revett’s stockholders, (a) an Adverse Recommendation Change has occurred, (b) Revett has failed to include the Board Recommendation in this proxy statement/prospectus, (c) Revett’s board of directors approves, recommends or adopts, or publicly proposes to approve, recommend or adopt, a Takeover Proposal or approves or recommends that holders of Revett’s common stock tender their shares of common stock in any tender offer or exchange offer that is a Takeover Proposal, or (d) Revett has breached or failed to perform any of its covenants and agreements relating to this proxy statement/prospectus or the restrictions regarding a Takeover Proposal set forth in the merger agreement.

Termination Fees and Expenses

Revett is obligated to pay to Hecla a termination fee in an amount equal to $825,000 plus all of Hecla’s actual and reasonably documented fees and expenses (including legal fees and expenses) in connection with the transactions contemplated by the merger agreement if:

•	Revett terminates the merger agreement prior to obtaining the stockholder approval of the merger agreement and the merger upon (a) Revett’s board of directors receiving a Superior Proposal,

(b) Revett’s board of directors determining in good faith (after consultation with its outside legal counsel and independent financial advisor) that the failure to accept such Superior Proposal is reasonably likely to be inconsistent with the fiduciary duties of the members of Revett’s board of directors to the stockholders of Revett under applicable law, and (c) Revett complying with its covenants and agreements relating to this proxy statement/prospectus and the restrictions regarding a Takeover Proposal;

•	Hecla terminates the merger agreement because the stockholder approval of the merger agreement and the merger is not obtained at Revett’s special stockholders’ meeting or any adjournment or postponement thereof at which adoption of the merger agreement is voted upon, but only if such approval is not obtained because of a breach of a Shareholders Agreement;

•	Hecla terminates the merger agreement, prior to the adoption of the merger agreement and the merger by Revett’s stockholders upon (a) an Adverse Recommendation Change occurring, (b) Revett’s failure to include the Board Recommendation in this proxy statement/prospectus, (c) Revett’s board of directors approving, recommending or adopting, or publicly proposing to approve, recommend or adopt, a Takeover Proposal or approved or recommended that holders of Revett’s common stock tender their shares of common stock in any tender offer or exchange offer that is a Takeover Proposal, or (d) Revett breaching or failing to perform any of the covenants and agreements relating to this proxy statement/prospectus or the restrictions regarding a Takeover Proposal set forth in the merger agreement;

•	Hecla terminates the merger agreement upon (a) Revett breaching any of its covenants or agreements contained in the merger agreement such that the closing condition regarding covenants would not be satisfied or (b) there existing a breach of any representation or warranty of Revett contained in the merger agreement such that closing condition regarding representations and warranties would not be satisfied, and the approval of the stockholders of the merger agreement and the merger has not been obtained at Revett’s special stockholders’ meeting or any adjournment or postponement thereof at which adoption of the merger agreement is voted upon, and (I) prior to such termination a Takeover Proposal has been publicly disclosed or otherwise made or communicated to Revett or Revett’s board of directors, and not withdrawn, and (II) within 12 months following the date of such termination, Revett enters into a definitive agreement with respect to any Takeover Proposal, or any Takeover Proposal shall have been consummated;

•	Revett or Hecla terminates the merger agreement because the merger has not been consummated on or before July 26, 2015 or because the stockholders of Revett did not approve the merger agreement and the merger at Revett’s special stockholders’ meeting or any adjournment or postponement thereof at which adoption of the merger agreement is voted upon, and (I) prior to such termination or such meeting a Takeover Proposal has been publicly disclosed and not withdrawn, and (II) within 12 months following the date of such termination, Revett enters into a definitive agreement with respect to any Takeover Proposal, or any Takeover Proposal shall have been consummated.

Revett will be obligated to pay Hecla’s actual and reasonably documented fees and expenses (including legal fees and expenses) in connection with the transactions contemplated by the merger agreement if:

•	either Hecla or Revett terminate the merger agreement because the stockholders of Revett did not approve the merger agreement and the merger at Revett’s special stockholders’ meeting or any adjournment or postponement thereof at which adoption of the merger agreement is voted upon, and neither Hecla nor Merger Sub is in material default under the merger agreement at the time of such termination;

•	Hecla terminates the merger agreement because (a) Revett breached any of its covenants or agreements contained in the merger agreement such that the closing condition regarding covenants would not be satisfied or (b) there exists a breach of any representation or warranty of Revett contained in the merger agreement such that the closing condition regarding representations and warranties would not be satisfied, and neither Hecla nor Merger Sub is in material default under the merger agreement at the time of such termination.

Hecla will be obligated to pay Revett’s actual and reasonably documented fees and expenses (including legal fees and expenses) in connection with the transactions contemplated by the merger agreement if:

•	Revett terminates the merger agreement because (a) Hecla or Merger Sub breached any of their respective covenants or agreements contained in the merger agreement such that the closing condition regarding covenants would not be satisfied or (b) there exists a breach of any representation or warranty of Hecla or Merger Sub contained in the merger agreement such that the closing condition regarding representations and warranties would not be satisfied and Revett is not in material default under the merger agreement at the time of such Termination.

Subject to the payment of expenses as described above and certain other exceptions set forth in the merger agreement, each party is generally required to pay all fees and expenses incurred by it in connection with the merger and the other transactions and agreements contemplated by the merger agreement.

Amendments, Extensions and Waivers

Amendment. At any time prior to the effective time, the merger agreement may be amended by the Parties by action taken by or on behalf of their respective boards of directors; provided, however, that, after approval of the merger agreement by the stockholders of Revett, no amendment that, by law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders may be made without such stockholder approval.

Extension; Waiver. At any time prior to the effective time, Hecla or Revett may, to the extent permitted by applicable law, (a) extend the time for the performance of any of the obligations or other acts of the other Party under the merger agreement, (b) waive any inaccuracies in the representations and warranties of the other Party contained in the merger agreement or in any instrument delivered pursuant hereto or (c) waive compliance with any of the covenants or agreements of the other Party or conditions to the obligations of the waiving Party contained in the merger agreement; provided, however, that after any approval of the merger agreement by the stockholders of Revett, no extension or waiver that, by law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders, may be made without such stockholder approval. The failure or delay of any Party to assert any of its rights under the merger agreement or otherwise shall not constitute a waiver of those rights, nor shall any single or partial exercise of any right under the merger agreement preclude any other or further exercise of any rights hereunder.

Specific Enforcement

The Parties are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement, without the requirement of posting a bond or other security, exclusively in any state or federal court within the State of Idaho and any state appellate court therefrom within the State of Idaho in addition to any other remedy to which any Party is entitled, at law or in equity.

REVETT’S BOARD OF DIRECTORS

RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 1.

PROPOSAL 2: POSSIBLE ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES,

IF NECESSARY OR APPROPRIATE

Revett is asking its stockholders to authorize the holder of any proxy solicited by its board of directors to vote in favor of any adjournment of the special meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve the merger proposal.

The Revett board of directors does not intend to propose adjournment of the special meeting if there are sufficient votes to approve the merger proposal, unless Revett believes that such adjournment is necessary or advisable under applicable law.

Approval of the Revett adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Revett common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal assuming a quorum is present.

If you are a Revett stockholder and fail to submit a proxy or fail to instruct your broker or nominee to vote, it will have no effect on the adjournment proposal, assuming a quorum is present. If you are a Revett stockholder and you mark your proxy or voting instructions to abstain, it will have the effect of a vote against the adjournment proposal.

THE REVETT BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” REVETT PROPOSAL 2.

PROPOSAL 3: ADVISORY (NON-BINDING) VOTE ON COMPENSATION

Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Revett is required to submit a proposal to its stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to Revett’s named executive officers in connection with the completion of the merger. This proposal, which we refer to as the “compensation proposal”, gives Revett’s stockholders the opportunity to vote, on a non-binding, advisory basis, on the compensation that may be paid or become payable to Revett’s named executive officers in connection with the merger. This compensation is summarized in the table in the section entitled “Proposal 1: The Adoption of the Merger Agreement—Interests of Revett Directors and Officers in the Merger—Golden Parachute Compensation” beginning on page 53, including the footnotes to the table.

The Revett board encourages you to review carefully the named executive officer merger-related compensation information disclosed in this proxy statement/prospectus. The Revett board unanimously recommends that Revett’s stockholders approve, by advisory vote, the compensation that may become payable to Revett’s named executive officers in connection with the completion of the merger.

The vote on the compensation proposal is a vote separate and apart from the vote on the merger proposal. Accordingly, you may vote to approve the merger proposal and vote not to approve the compensation proposal and vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on either Revett or Hecla. Accordingly, if the merger agreement is adopted and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the compensation proposal.

Approval of the compensation proposal requires the affirmative vote of the holders of a majority of the shares of Revett common stock present in person or represented by proxy at the special meeting and entitled to vote thereon.

If you fail to submit a proxy or fail to instruct your broker or nominee to vote, it will have no effect on the compensation proposal, assuming a quorum is present. If you mark your proxy or voting instructions to abstain, it will have the effect of a vote against the compensation proposal.

THE REVETT BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3.

COMPARATIVE STOCK PRICES

Hecla common stock is traded on the NYSE under the symbol “HL”. Revett common stock is currently listed for trading on the NYSE MKT and the TSX under the symbol “RVM”. The following table presents trading information for shares of Hecla and Revett common stock on March 26, 2015, the last trading day before the public announcement of the execution of the merger agreement, and [                    ], 2015, the latest practicable trading day before the date of this proxy statement/prospectus.

	Hecla Common Stock									Revett Common Stock
Date	High			Low			Close			High			Low			Close
March 26, 2015		$3.32			$3.07			$3.11			$0.46			$0.42			$0.46
[ ]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]	$	[	]

Market Prices

The following tables set forth the high and low closing prices of Hecla’s common stock for the calendar quarters indicated.

	High		Low
Year Ended December 31, 2013
First Quarter		$6.15		$3.91
Second Quarter		$4.10		$2.65
Third Quarter		$3.98		$2.72
Fourth Quarter		$3.47		$2.63
Year Ended December 31, 2014
First Quarter		$3.76		$2.98
Second Quarter		$3.48		$2.71
Third Quarter		$3.52		$2.47
Fourth Quarter		$2.91		$2.00
Year Ending December 31, 2015
First Quarter		$3.48		$2.71
Second Quarter (through [ ], 2015)	$		$

The following tables set forth the high and low closing prices of Revett’s common stock for the calendar quarters indicated. The prices reflect inter-dealer prices without regard to retail mark-ups, markdowns or commissions, and do not necessarily reflect actual transactions.

	High		Low
Year Ended December 31, 2013
First Quarter		$2.76		$1.75
Second Quarter		$2.07		$0.65
Third Quarter		$1.46		$0.65
Fourth Quarter		$1.27		$0.60
Year Ended December 31, 2014
First Quarter		$0.98		$0.73
Second Quarter		$1.16		$0.85
Third Quarter		$1.39		$0.99
Fourth Quarter		$1.25		$0.81
Year Ending December 31, 2015
First Quarter		$0.80		$0.33
Second Quarter (through [ ], 2015)	$		$

The market value of the shares Hecla common stock to be issued in exchange for shares of Revett common stock upon the completion of the merger will not be known at the time of the special meeting. The above tables show only historical comparisons. Because the market prices of shares Hecla and Revett common stock will likely fluctuate prior to the closing of the merger, these comparisons may not provide meaningful information to Revett stockholders in determining whether to approve the merger proposal. Therefore, current and historical market prices of Hecla common stock and Revett common stock are not reflective of the value that Revett stockholders will receive in the merger. Hecla stockholders and Revett stockholders are encouraged to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 111.

COMPARATIVE RIGHTS OF HECLA STOCKHOLDERS AND REVETT STOCKHOLDERS

The rights of Hecla stockholders are currently governed by the General Corporation Law of the State of Delaware (the “DGCL”) and the certificate of incorporation and bylaws of Hecla, in each case as amended from time to time. The rights of Revett stockholders are currently governed by the DGCL and the certificate of incorporation and bylaws of Revett, in each case as amended from time to time.

Below is a comparison of some of the important provisions in the certificate of incorporation and bylaws of Hecla and the certificate of incorporation and bylaws of Revett. It is not practical to summarize all of these provisions in this proxy statement/prospectus, but the principal differences that could materially affect the rights of the stockholders include the following:

AUTHORIZED CAPITAL STOCK

Hecla	Revett
Hecla’s certificate of incorporation authorizes it to issue 505,000,000 shares of capital stock, with a par value of $0.25 per share, of which: 500,000,000 are designated common stock; and 5,000,000 are designated preferred stock.	Revett’s certificate of incorporation authorizes it to issue 125,000,000 shares of capital stock, with a par value of $0.01 per share, of which: 100,000,000 shares are designated common stock; and 25,000,000 shares are designated preferred stock.

As of April 13, 2015, there were:

•    372,783,955 shares of common stock issued and outstanding; and

•    157,816 shares of Series B Cumulative Convertible Preferred Stock (“Series B”) issued and outstanding.

As of April 13, 2015, there were:

•    39,273,989 shares of common stock issued and outstanding; and

•    Revett does not have outstanding any shares of preferred stock, and no series of preferred stock is currently designated by the board of directors.

DIVIDENDS
Hecla	Revett

The Series B preferred stock ranks senior to the common stock with respect payment of dividends, and amounts payable upon liquidation, dissolution or winding up.

Subject to the rights of the holders of any outstanding shares of any preferred stock, holders of common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available therefor.

Subject to the rights of holders of any outstanding shares of preferred stock that may be designated by the board of directors in the future, holders of common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available therefor.

VOTING RIGHTS

Hecla	Revett

Holders of the common stock have the right to cast one vote for each share they hold of record.

Holders of the Series B preferred stock do not have any voting rights, except as described below or as may be required by applicable law or by the resolution or resolutions adopted by the board of directors designating the rights, powers and preferences of any series of preferred stock.

Holders of the common stock have the right to cast one vote for each share they hold of record. However, holders of common stock are not entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote thereon.
While any shares of Series B preferred stock are outstanding, Hecla may not authorize the creation or issue of any class or series of stock that ranks senior to the Series B preferred stock as to dividends or upon liquidation, dissolution or winding up without the consent of the holders of 66 2/3% of the outstanding shares of Series B preferred stock and any other series of preferred stock ranking on a parity with respect to the Series B preferred stock as to dividends and upon liquidation, dissolution or winding up, voting as a single class without regard to series.

STOCKHOLDER ACTION

Hecla	Revett

At all stockholders meetings, shares equal to at least a majority of the voting power of the issued and outstanding shares entitled to vote thereat, present in person or represented by proxy, will constitute a quorum requisite for the transaction of business.

Except as otherwise provided by the certificate of incorporation, the bylaws, or the laws of the State of Delaware, all questions are decided by majority vote. For all director elections, the nominees for election as a director shall effectively be elected by a plurality of votes cast. For any such election, the candidate who receives the most “FOR” votes is the winner of such election (assuming a quorum is present at the meeting) because instructions to withhold authority, abstentions and broker non-votes are not considered to be votes cast for purposes of determining a majority vote under the bylaws.

At all stockholder meetings, shares equal to at least one-third of the issued and outstanding shares entitled to vote thereat, present in person or represented by proxy, will constitute a quorum requisite for the transaction of business.

Except as otherwise provided by the certificate of incorporation, the bylaws, or the laws of the State of Delaware, all questions are decided by majority vote. For all director elections, the nominees for election as a director shall be elected by a plurality of the votes cast.

SIZE OF THE BOARD OF DIRECTORS

Hecla	Revett
Hecla’s bylaws provide for a minimum of five and a maximum of nine directors. The exact number of directors within the minimum and maximum limitations shall be fixed from time to time by the board of directors. There are currently seven directors serving on Hecla’s board.	Revett’s bylaws provide for a minimum of three and a maximum of eleven directors. The exact number of directors within the minimum and maximum limitations shall be set by resolution of the board of directors or the stockholders. There are currently five directors serving on Revett’s board.

CLASSIFICATION OF THE BOARD

Hecla	Revett
Each director serves a staggered three-year term, with approximately one-third of the directors to be elected at each annual meeting of stockholders.	Each director holds office until the next annual meeting of stockholders or until his or her successor is duly elected and qualified.

REMOVAL AND APPOINTMENT OF DIRECTORS

Hecla	Revett

Hecla’s bylaws provide that subject to the rights of the holders of any series of preferred stock, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by majority vote of the directors then in office, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which they have been elected expires. No decrease in the number of directors shall shorten the term of any incumbent director.

Hecla’s bylaws provide that subject to the rights of the holders of any series of preferred stock, any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the shares of Hecla entitled to vote for the election of directors.

Revett’s certificate of incorporation and bylaws provide that subject to the rights of the holders of any series of preferred stock, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may, unless otherwise required by law, be filled by the majority vote of the directors then in office, though less than a quorum, and, directors so chosen shall hold office until the next election of directors and until his or her successor has been elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

Pursuant to Delaware law, stockholders may effect removal of a director, with or without cause, by the vote of holders of a majority of the shares then entitled to vote in an election of directors.

SPECIAL STOCKHOLDER MEETINGS

Hecla	Revett
Special meetings of the stockholders may be called only by the board of directors pursuant to resolution approved by a majority of the entire board of directors.

Special meetings of the stockholders may be called only by the board of directors, by the chairman of the board of directors or by the president and chief executive officer.

Business transacted at any special meeting shall be limited to the purpose or purposes described in the notice of the meeting; provided, however, that the board of directors may submit additional matters to stockholders at any stockholder-requested special meeting.

STOCKHOLDER PROPOSALS

Hecla	Revett

Hecla stockholders must deliver timely notice regarding business to be conducted at an annual or special meeting of stockholders, including the nomination of directors, to the secretary.

Stockholders must deliver notice regarding business to be brought before an annual meeting at least 90 days, and not more than 120 days, prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made.

In the event Hecla calls a special meeting of the stockholders for the purpose of electing one or more directors, any such stockholder may nominate a person or persons for election to such position(s) as specified in Hecla’s notice of meeting, if notice is delivered not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of such meeting and of the nominees proposed by the board of directors to be elected at such meeting.

Revett stockholders must deliver timely notice regarding business to be conducted at an annual or special meeting of stockholders, including the nomination of directors, to the secretary.

Stockholders must deliver notice regarding business to be brought before an annual meeting at least 90 days, and not more than 120 days, prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made by Revett.

In the event Revett calls a special meeting of the stockholders, any such stockholder must deliver notice regarding business to be brought not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of such meeting.

ANTI-TAKEOVER PROVISIONS

Hecla	Revett

Hecla’s certificate of incorporation generally prohibits “business combinations,” including (i) mergers, (ii) sales and leases of assets having an aggregate market value of $1,000,000 or more, (iii) issuances of securities and similar transactions by Hecla or a subsidiary having an aggregate value of $1,000,000 or more, (iv) the adoption of any plan or proposal for the liquidation or dissolution of Hecla proposed by or on behalf of an interested shareholder, or (v) any reclassification or recapitalization of Hecla which has the effect of increasing the proportionate share of the outstanding shares held by an interested shareholder, with an interested stockholder who beneficially owns 12-1/2% or more of a corporation’s voting stock, within two years after the person or entity becomes an interested stockholder, unless: an affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of voting stock, voting together as a single class, approve the business combination.

A higher vote is not required if:

•    a majority of the members of the board of directors who are unaffiliated with the interested director approve the business combination; and

•    certain price and procedure requirements set forth in the certificate of incorporation are met.

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•    the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

•    upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to

No applicable provision in Revett’s certificate of incorporation. Governed by default rules set forth in Section 203 of the DGCL.

Hecla	Revett

determine confidentially whether shares will be tendered in a tender or exchange offer); or

•    after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These restrictions on interested stockholders do not apply under some circumstances, including if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by the Delaware statute regulating business combinations, or if the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by these provisions of Delaware law (and such amendment is duly approved by the stockholders entitled to vote thereon).

Section 203 of the DGCL is applicable to Hecla.

ACTION BY STOCKHOLDERS WITHOUT A MEETING

Hecla	Revett
Any action required or permitted to be taken by the stockholders must be effected at a duly called annual meeting or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.	Any action required or permitted to be taken by the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of all of the outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

BOARD OF DIRECTORS MEETINGS

Hecla	Revett

Regular meetings shall be held quarterly in the months of February, May (immediately after the annual meeting of stockholders), August and November, or at such other times as the board of directors may from time to time by resolution determine.

Special meetings may be called by the chief executive officer or by a majority of the board of directors whenever he or they may deem it necessary or expedient.

Regular meetings shall be held at such time and place as the board of directors may from time to time by resolution determine.

Special meetings may be called by the president and chief executive officer or by any two directors.

LIMITATION OF LIABILITY OF DIRECTORS

Hecla	Revett

As permitted under Delaware law, Hecla’s certificate of incorporation provides that no director will be personally liable to Hecla or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•    for any breach of the director’s duty of loyalty to Hecla or its stockholders;

•    for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law;

•    under Section 174 of the DGCL; or

•    for any transaction from which the director derived any improper personal benefits.

Revett’s certificate of incorporation and bylaws provide that a director will not be personally liable to Revett or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Hecla	Revett

The DGCL provides that a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•    acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•    in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that

Same.

Hecla	Revett

no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware law to indemnify such person for reasonable expenses incurred thereby.

Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that such person is not entitled to be so indemnified.	Same.

Hecla’s certificate of incorporation requires Hecla to indemnify, to the fullest extent currently or subsequently permitted by Delaware law, any person who was or is a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Hecla, or is or was serving at the request of Hecla as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.	Same.

Hecla’s bylaws provide that expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding will be paid by Hecla in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by Hecla.

Same.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

Hecla	Revett
Hecla’s certificate of incorporation may be amended subsequent to Hecla’s board of directors’ approval and the approval of a majority of the holders of the outstanding stock entitled to vote; provided, however, that Section 4 of Article IV and Articles VI, VII and VIII may be amended only by the affirmative vote of the	Revett’s certificate of incorporation may be amended in accordance with Delaware law. Under Section 242 of the DGCL, a proposed amendment to the certificate of incorporation must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a

Hecla	Revett

holders of shares of the voting stock of Hecla representing 80% of the voting power of all the then outstanding shares of the voting stock voting together as a single class.

Hecla’s bylaws may be amended by the board of directors, or at any annual or special meeting of the stockholders if notice of the proposed amendment to be made is contained in the notice of such meeting, and the proposed amendment is approved by an affirmative vote of holders of a majority of the total voting power of all outstanding shares of the voting stock of Hecla.

Notwithstanding the foregoing, the affirmative vote of the holders of at least 80% of the voting power of all of the shares of the capital stock of Hecla entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend or repeal Section 4 or 6 of Article II, or Section 1, 2 or 3 of Article III, of the bylaws.

majority of the outstanding stock of each class entitled to vote as a class.

Revett’s bylaws may be amended by the board of directors, or by the stockholders if the proposed amendment is approved by an affirmative vote of holders of a majority of the total voting power of all outstanding shares entitled to vote thereon.

FORUM FOR ADJUDICATION OF CERTAIN DISPUTES

Hecla	Revett
Hecla’s bylaws provide that, unless Hecla consents in writing to the selection of an alternative forum, the sole and exclusive forum for any proceeding brought on behalf of Hecla, any claim for breach of fiduciary duty owed by any director, officer or other employee of Hecla to Hecla or the shareholders, any claim arising under Delaware law or Hecla’s certificate of corporation or these bylaws, or any claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Delaware, subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity acquiring any interest in shares of Hecla capital stock shall be deemed to have notice of this provision and consented to this forum.	No comparable provision.

NO APPRAISAL RIGHTS

Appraisal rights are statutory rights that, if applicable under law, enable stockholders in certain extraordinary transactions such as a merger to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under Delaware law. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than (A) shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, (B) cash in lieu of fractional shares or fractional depositary receipts described above or (C) any combination of the foregoing. Therefore, because Revett’s common stock is listed on the NYSE MKT, and Revett stockholders will receive in the merger only shares of Hecla common stock, which will be publicly listed on the NYSE, and cash in lieu of fractional shares, Revett stockholders will not be entitled to appraisal rights under Delaware law in the merger with respect to their shares of Revett common stock.

LEGAL MATTERS

The validity of the securities Hecla is offering under this proxy statement/prospectus will be passed upon by David C. Sienko, Vice President and General Counsel of Hecla.

Certain United States federal income tax consequences of the merger agreement will be passed upon by Randall | Danskin, P.S.

EXPERTS

Hecla

The consolidated financial statements of Hecla as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

Revett

The consolidated financial statements of Revett as of December 31, 2014 and 2013, and for the years then ended, included in this proxy statement/prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the consolidated financial statements contains an explanatory paragraph regarding Revett’s ability to continue as a going concern) appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS

It is not expected that Revett will hold an annual meeting of stockholders for 2015 unless the merger is not completed.

However, if the merger is not completed and the Revett 2015 annual meeting of stockholders is held, while there are no formal procedures for stockholders to submit director recommendations, the Corporate Governance and Nominating Committee will consider candidates recommended by stockholders in writing. Such written submissions should include the name, address and telephone number of the recommended candidate, along with a brief statement of the candidate’s qualifications to serve as a director. All such stockholder recommendations must signed by the stockholder recommending the director candidate for consideration and must be submitted to the attention of Larry M. Okada, chairman of the Corporate Governance and Nominating Committee, 11115 East Montgomery, Suite G, Spokane Valley, Washington 99206.

Revett stockholders may recommend candidates at any time, but to be considered by the Corporate Governance and Nominating Committee for the annual election of directors at the 2015 annual meeting, the recommendation must be received no later than 120 days before the first anniversary of the date of mailing the proxy statement for the 2015 annual meeting. Any candidates recommended by a stockholder will be reviewed and considered in the same manner as all other director candidates considered by the Corporate Governance and Nominating Committee. In considering director candidates recommended by stockholders, the Corporate Governance and Nominating Committee will also take into account such factors as it considers relevant, including the length of time that the submitting stockholder has been a stockholder of Revett and the aggregate amount of the submitting stockholder’s investment in Revett. Revett has never received any recommendations for director candidates from stockholders.

Under the regulations of the SEC, if the date of the 2015 annual meeting were to change by more than 30 days from the date of the 2014 annual meeting, any such proposal must be received by Revett a reasonable time before printing and mailing its proxy materials in order for the proposals to be considered for inclusion in the 2015 proxy statement.

INFORMATION REGARDING REVETT

The information that follows is based substantially on information disclosed in Revett’s most recent annual report filed on Form 10-K filed with the SEC on March 30, 2015. The headings below, including all references to “Items,” correspond to the location of the relevant disclosure on Revett’s most recent annual report filed on Form 10-K:

Business

The Copper and Silver Markets. Copper and silver are internationally traded metals whose prices are determined by global economic conditions of supply and demand.

Historical copper prices have been volatile. The following table sets forth the average annual prices of copper on the London Metal Exchange (“LME”) since 2010, as reported by the exchange. During this period, average annual copper prices have ranged from a low of $3.11 per pound in 2014 to a high of $4.00 per pound in 2011.

LME Average Cash Official Price (US$/Pound)

2014	2013	2012	2011	2010
3.11	3.32	3.61	4.00	3.42

Although currently depressed, Revett believes copper prices could be favorable in the long term because of the continued lack of investment in exploration and mine development during the past decade. This has resulted in low to modest growth rates in supplies, compared to increasing consumption rates in the developed economies of North America and Europe, and rapid industrialization and the emergence of consumer product markets in countries such as China and India.

Silver prices are also volatile, as both a precious metal and, as an industrial commodity. The following table illustrates the average annual London Bullion Market Association Silver Fix since 2010. These average annual prices have ranged from a low of $19.08 per ounce in 2014 to a high of $35.11 per ounce in 2011.

London Average Fix (US$/Ounce)

2014	2013	2012	2011	2010
19.08	23.83	31.15	35.11	20.16

Although also currently depressed, Revett believes silver prices could be generally favorable in the long term because of strong demand in the electronics industry and consistent demand from institutions that purchase and hold silver for investment purposes.

Financial Information about Segments. Revett’s operations comprise a single business segment, located in the United States. Information concerning its revenues, losses, and total assets, liabilities and equity for the years ended December 31, 2014 and 2013 is set forth in the consolidated financial statements that appear elsewhere in this proxy statement/prospectus.

Environmental Matters. All mining companies doing business in the United States are subject to a variety of federal, state and local statutes, rules and regulations designed to protect the quality of the air and water, and threatened or endangered species in the vicinity of its mining operations. These include permitting or pre-operating approval requirements designed to ensure the environmental integrity of a proposed mining facility, operating requirements designed to mitigate the effects of discharges into the environment during mining operations, and reclamation or post-operation requirements designed to ensure water quality and to remediate the lands affected by mining activities once commercial operations have ceased. These laws are administered and enforced by various federal and state agencies operating under parallel statutes and regulations. The principal environmental laws affecting Revett’s current and proposed operations at Troy and Rock Creek are set forth below:

The Federal Clean Water Act and the Montana Water Quality Act are the principal water quality laws regulating Revett’s operations at Troy and Rock Creek. The federal act imposes limitations on water discharges into waters of the United States, including discharges from point sources such as mine facilities, and is administered by the U.S. Environmental Protection Agency. The Montana act imposes similar limitations on discharges into state waters and is administered by the DEQ.

The Endangered Species Act requires federal agencies to ensure that any action authorized, funded or carried out by such agency is not likely to jeopardize the continued existence of any endangered or threatened species. ESA’s definition of “species” includes any distinct population segment of any vertebrate fish or wildlife that interbreeds when mature. In order to facilitate the conservation of listed species, ESA establishes an interagency consultation process. When a federal agency proposes an action that “may affect” a listed species, which includes grizzly bears and bull trout at Rock Creek, the Forest Service must provide a “biological assessment” of the effects of the proposed action. Unless the USFWS determines that the proposed action will have no adverse effect on listed species, it must review all of the information provided by the action agency, as well as any other relevant information, and prepare a “Biological Opinion” setting forth the effects of the proposed action. In preparing such an opinion, the USFWS must use the best available scientific and economic data to determine whether the proposed action is likely to jeopardize the species, the amount and extent of any incidental “taking” or harm to the species that may result from the action, and whether it should identify any conservation measures to promote the recovery of the listed species. ESA also provides that, once the interagency consultation process has been initiated, neither the federal agency nor the permit or license applicant may make any irreversible commitment of resources with respect to the proposed agency action that would have the effect of foreclosing the formulation or implementation of any reasonable or prudent measures to avoid jeopardizing the listed species.

As previously noted in this proxy statement/prospectus, the USFWS issued a Biological Opinion in May 2003, which concluded that the proposed development of Rock Creek would not jeopardize the recovery of grizzly bears or bull trout. The opinion was challenged by several environmental advocacy groups on ESA grounds in a lawsuit brought in Federal District Court in Montana, and was remanded to the USFWS for further study. In October 2006 the USFWS issued a revised Biological Opinion reaffirming its earlier decision. The revised opinion was also challenged in Federal District Court. In May 2010, the District Court issued a decision dismissing the groups’ ESA challenge. The litigants appealed that dismissal to the Ninth Circuit Court of Appeals, which issued an opinion in November 2011 affirming the District Court’s decision and upholding the USFWS’s determination that the mine would entail “no adverse modification” to bull trout critical habitat and would result in “no jeopardy” to grizzly bears. On March 17, 2015, some of the environmental advocacy groups that were parties to these earlier proceedings filed a petition with the USFWS asking the agency to withdraw its revised Biological Opinion, arguing that the USFWS had received new information concerning Rock Creek’s potential impact on bull trout, and that this new information triggers an obligation for further consultation with the Forest Service under ESA.

The Wilderness Act of 1964 created a National Wilderness Preservation System composed of federally owned areas designated by Congress as “wilderness areas.” Wilderness is generally defined in the Act as “an area where the earth and its community of life are untrammelled by man, where man himself is a visitor who does not remain.” Once included in the system, the act requires that these areas be administered by the federal department or agency having prior jurisdiction in the system in such a manner as to preserve their wilderness character and leave them unimpaired for future use and enjoyment as wilderness. The Cabinet Mountains Wilderness Area overlays Rock Creek and was included in the National Wilderness Preservation System in 1964. The Wilderness Act does not affect mineral claim activities conducted prior to 1983, however it does authorize the Secretary of Agriculture (through the Forest Service) to impose such reasonable stipulations as are necessary to protect the wilderness character of the land for the purposes for which they are leased, permitted or licensed. In the case of Rock Creek, these stipulations have been the part of the focus of opposition to Revett’s development of the project.

The Clean Air Act limits the ambient air discharge of certain materials deemed to be hazardous and establishes a federal air quality permitting program for such discharges.

The Montana Air Quality Act imposes limitations and permitting requirements similar to those of the Clean Air Act. Hazardous materials are defined in both acts and in their enabling regulations to include various metals. Revett holds all of the required air quality permits for its Troy operations.

The National Environmental Policy Act and the Montana Environmental Policy Act requires all governmental agencies to consider the impact of major federal actions on the human environment. The state act mandates similar considerations with respect to major state actions. Because Rock Creek is located on federal lands, an Environmental Impact Statement (“EIS”) was required to outline the environmental effects of proposed operations; and, to address Revett’s plans to limit the effects of Rock Creek’s operations. The Final EIS for Rock Creek was issued in 2001, and the Forest Service, the lead government agency on the project, released its Record of Decision on Revett’s proposed operating plan in June 2003. In May 2010, a Montana Federal District Court the 2003 Record of Decision back to the Forest Service to address NEPA deficiencies. The Forest Service is currently working to develop a Supplemental EIS that will comply with the Federal District Court’s decision.

The Federal Comprehensive Environmental Response, Compensation and Liability Act and the Montana Metal Mine Reclamation Act (“CERCLA”) imposes clean-up and reclamation obligations stemming from unlawful discharges into the environment, and establishes significant criminal and civil penalties against those persons who are primarily responsible for such discharges.

The Montana Metal Mine Reclamation Act (“MMRA”) is similar to CERCLA in principle, but focuses principally on the cleanup and reclamation of mining properties and unlawful discharges from mining operations. CERCLA is jointly administered and enforced by the Environmental Protection Agency and the DEQ. MMRA is administered and enforced by the DEQ.

The Multiple-Use Sustained Yield Act of 1960 (“MUSYA”) and The National Forest Management Act of 1974 direct the Secretary of the U.S. Department of Agriculture to administer Forest Service and other federal lands in ways that promote multiple uses of these resources (such as outdoor recreation, grazing, timber harvesting and mining) and are protective of watersheds, fish and wildlife, and to implement regulations that are consistent with MUSYA’s objectives.

The Resource Conservation and Recovery Act was designed and implemented to regulate the disposal of hazardous wastes. It mandates that such wastes be treated, disposed of or stored, and requires those doing so to obtain permits from the Environmental Protection Agency or the authorized state regulatory authority.

Employees. Revett had 16 full-time employees and one part-time employee at March 31, 2015. Eight of these employees work at Troy in care and maintenance capacities, and the remaining eight employees work at Revett’s corporate office or at Troy in management and administrative capacities. None of Revett’s employees are represented by a collective bargaining unit.

Properties

The Troy and Rock Creek Assets. Revett’s principal assets are Troy and Rock Creek, both located in northwestern Montana. Revett acquired these assets in February 2005 through acquisition of Revett Silver, which had earlier acquired them from ASARCO and Kennecott. Revett holds the Troy assets through Troy Mine, Inc., one of Revett’s second-tier operating subsidiaries. Revett holds the Rock Creek assets through RC Resources Inc., another of Revett’s second-tier operating subsidiaries.

Other Mining Assets. Revett also hold interests in the following additional mining assets:

•	Additional Troy Claims—Revett acquired 152 unpatented claims located east and north of Troy Mine from Kennecott in 2010 through Troy Mine, Inc. These claims expanded Revett’s holdings by approximately 3,000 acres and provided important new areas for exploration that could potentially extend Troy’s mine life.

•	The Adjacent Properties—These assets comprise three satellite zones that extend laterally from Rock Creek. Revett acquired them in conjunction with its purchase of Rock Creek and hold them through RC Resources Inc.

•	Vermillion River and Sims Claim Groups—These claim groups comprise approximately 1,660 acres and are located approximately 25 miles southeast of Rock Creek. Revett acquired the claims in 1999 and transferred them to Revett Exploration, Inc. in 2012. The Vermillion River claim group’s prior owners conducted some limited drilling. The Sims group is untested.

•	The JE and Lost Girl Claims—Revett acquired eight unpatented claims, known as the JE claims, and staked an additional 200 unpatented claims, known as the Lost Girl claims, in 2011. All of these claims are located northwest of Rock Creek and expand Revett’s property position at the project by approximately 4,000 acres. Revett holds these claims through RC Resources Inc.

•	Rock Creek Mitigation Lands—Revett acquired approximately 673 acres of fee land that are expected to be used primarily for mitigation as wildlife habitat and as a grizzly bear migration corridor as the project is developed. Revett holds these lands through Revett Holdings, Inc., another of Revett’s second-tier operating subsidiaries.

Geology. The geology of the Troy and Rock Creek areas is characterized by a thick sedimentary Proterozoic-age sequence comprised of five major conformable zones or groups: the Lower Belt Group; the Ravalli Group; the Middle Belt Group; the Carbonate Group; and the Missoula Group. The Troy and Rock Creek deposits are found in the Ravalli Group, specifically in the Revett Formation, a mature, clastic, metamorphosed sandstone sequence of varying thickness lying within the group. Copper and silver sulfide mineralization occurs in varying degrees in quartzite subunits or beds throughout the formation. The mineralization is stratabound and disseminated, the result of migrating metal-bearing solutions through unconsolidated porous sediments prior to or during diagenesis; minor additional enriched mineralization also occurs as fracture-fillings. All of the mineral-bearing beds contain lateral metal and mineral zones that are the result of primary ore-forming processes. These beds are depicted in the following diagram.

Copper is found in the Revett Formation in bornite and chalcocite, both sulfide minerals, and most often occurs as fine-grained disseminations with concentrations of less than six percent of the total sulfide along fractures, veinlets and bedding planes. The main copper sulfide zones are the chalcocite-chlorite and the bornite-calcite zones. Significant amounts of silver are found in zones within the copper sulfides and as enriched native silver. The thickness of these zones and their copper and silver grades are generally quite continuous across large areas, although there are segments that are thinner or of lower grade. Four additional concentric mineral zones that generally have no economic value envelop the chalcocite-chlorite and bornite-calcite zones: the chalcopyrite-ankerite zone is on the proximal side of the ore zones; the other three mineral zones, the chalcopyrite-calcite zone, the galena-calcite zone and pyrite-calcite zone, are sequentially located on the distal side of the ore zones.

Physiography, Climate and Infrastructure. The Cabinet Mountains are a rugged, 35 mile long range of glaciated peaks and valleys that extend southeast from a point near Libby, Montana. Altitudes vary from 2,200 feet in the valley floors to 7,700 feet at the peaks. The area’s topography is defined by the underlying rock types and structural features. The talus slopes and hogback ridges of the area are typically comprised of the more erosion resistant quartzite and limestone rocks.

The major land-forming features in the range were created by the Rocky Mountain uplift approximately 60 million years ago, and were subsequently modified by shifts in the earth’s crust, alpine glaciation and alluvial deposits. The northern portions of the range, including the Troy and Rock Creek areas, were influenced by Pleistocene-era alpine glaciers that carved the landscape into a series of cirques and horns characterized by nearly vertical cliffs, ledges, steep colluvial slopes and talus fields. These glaciers also scoured some lower elevation areas and deposited a veneer of glacial deposits, silt and clay in the low-elevation drainages averaging approximately 1,000 feet in thickness.

The climate of the area is characterized by a combination of Pacific maritime and continental climates. The maritime influences are strongest in the winter, when relatively warm, moist air from the Pacific Ocean is cooled as it is lifted over the mountains and mixes with colder Arctic air moving south. This results in snowfall with significant accumulations in the higher elevations. Continental influences are more prevalent in the summer with thundershowers during May and June, followed by hot, dry weather into mid-September. Annual precipitation totals vary from about 30 inches along the Clark Fork River valley to about 80 inches at the highest elevations in the Cabinet Mountains. Temperatures in the area are moderate. During the summer months, minimum night-time temperatures are in the 50 to 60 degrees Fahrenheit range. Winter cold waves occur, but mild weather is more common. The long-term annual average temperature is about 45 degrees Fahrenheit. The warmest month, July, averages 65 degrees Fahrenheit and the coldest month, January, averages 24 degrees Fahrenheit.

The Troy Mine is located in Lincoln County, Montana which is sparsely inhabited with several rural communities. The town of Troy is located 15 miles north of the mine and Libby, the county seat, is located approximately 32 miles northeast of the mine. The mine site is accessed by a seven mile paved mine road which connects to Montana Highway 56, a paved all-weather road connecting Montana Highway 200 to U.S. Highway 2. When in production, the copper-silver concentrates from Troy Mine are trucked to a leased load out facility and rail siding in Libby for rail shipment to a port as designated by Revett’s concentrate purchaser. The mine is connected to a power grid managed by a local electric cooperative.

The Rock Creek project is located in Sanders County, Montana, approximately five miles northeast of the town of Noxon. Thompson Falls, the county seat, is located approximately 37 miles southeast of Noxon along Montana Highway 200. High voltage electrical power, rail and highway transportation, water and other necessary infrastructure are available within four miles of the project site.

Development History. Development history at Troy and Rock Creek date back to 1963, when the Bear Creek Mining Company, a subsidiary of Kennecott Copper Corp., discovered stratabound copper and silver mineralization in the Cabinet Mountains. Over the next two decades, extensive exploration activity delineated both the Troy and Rock Creek deposits. The Troy and Rock Creek deposits share many similarities in geology, geochemistry and physiology. In 1973, ASARCO leased the Troy project from Kennecott and began permitting and development of the Troy mine. Production commenced in August 1981 and continued until April 1993, when operations were placed on care and maintenance due to low metal prices. The mine produced an average of approximately 4.0 million ounces of silver and 34 million pounds of copper during each of the twelve years ASARCO operated it.

ASARCO also acquired the Rock Creek claims from Kennecott in 1973, and thereafter commenced an exploration program comprising 121 boreholes. According to a final exploration report prepared in 1989 using polygonal methodology, the Rock Creek deposit contains an estimated mineral resource of 144 million tons of ore having an average copper grade of 0.68% and an average silver grade of 1.65 ounces per ton.

Troy

The Deposit. Significant mineralization occurs in a number of distinct stratigraphic quartzite subunits or beds at Troy Mine. The upper, middle and lower quartzite beds are located within the Upper Revett portion of the formation and the A, C and I Beds 14 are located in the Lower Revett portion of the formation. The deposit measures approximately 7,500 feet by 1,800 feet and is generally flat in the vicinity of the mine, with a shallow dip of four degrees, the equivalent of a 7% grade.

Three styles of faults are common in the mine area: northwest-trending faults, typified by the East Fault, having brittle-ductile structures with common clay gouge; east-northeast to east-southeast trending faults, typified by the Cross Fault, which are high-angle reverse faults that separate the north and south ore bodies and have a zone with clay gouge and breccia; and east northeast trending structures, typified by the South Fault, which are late brittle and generally open faults with sandy infills and generally offset the mineralized sedimentary units.

The Troy deposit has been subdivided into three separate mining areas, the North Ore Body the South Ore Body and the East Ore Body. The bodies are principally delineated by the Cross Fault and the East Fault, which dissect the mineralized quartzite bends. The East Fault delineates the east boundary of the North Ore Body and the South Ore Body. The ore bodies are defined by assay-based determinations of economic copper and silver mineralization, zonation and outcrop on the north, west and south.

Mining operations in the North Ore Body and the South Ore Body has historically been confined to the Lower and Middle Quartzite subunits, and to a lesser extent, to the A and C Beds in the South Ore Body. Mining operations in the East Ore Body has historically been confined to the Middle and Upper Quartzite subunits. No economic copper and silver mineralization has been delineated in the Upper Quartzite subunit west of the East Fault or in the Lower Quartzite subunit east of the East Fault.

The following cross sectional view of Troy illustrates the location of these ore bodies, the quartzite subunits that Revett has historically mined, and the A and C and I Beds.

Reserves Estimates. The following tables set forth Revett’s estimates of Troy’s reserves, as of the dates indicated. A “mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified, including dilutive materials and allowances for losses that may occur when the material is mined. Mineral reserves are subdivided into “proven and probable” classifications.

The Troy reserve estimates conform to SEC guidelines, Canadian Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines (“CIM Guidelines”) and National Instrument 43-101 of Canadian Securities Administrators (“NI 43-101”) requirements, and were calculated by Larry Erickson, P. Eng., who is employed by Revett.

Current Troy Ore Reserve Estimates (January 31, 2015)

Category	Area	Million Tons	Ag Grade (opt)	Cu Grade (%)	Contained Ag (Moz)	Contained Cu (Mlb)
Proven Reserves	North Orebody	1.38	1.42	0.70	1.95	19.30
	South Orebody	0.00	0.00	0.00	0.00	0.00
	East Orebody	0.08	1.26	0.63	0.09	0.95
	Lower Revett—A Bed	0.00	0.00	0.00	0.00	0.00
	Lower Revett—C Bed	0.09	1.26	0.48	0.12	0.88
	Lower Revett—I Bed	0.00	0.00	0.00	0.00	0.00

Total	Proven Reserves	1.54	1.40	0.68	2.16	21.14

Probable Reserves	North Orebody	0.00	0.00	0.00	0.00	0.00
	South Orebody	0.00	0.00	0.00	0.00	0.00
	East Orebody	0.90	1.39	0.60	1.25	10.89
	Lower Revett—A Bed	0.60	0.94	0.24	0.56	2.81
	Lower Revett—C Bed	0.28	1.02	0.34	0.28	1.89
	Lower Revett—I Bed	13.13	0.98	0.32	12.83	83.03

Total	Probable Reserves	14.91	1.00	0.33	14.93	98.62

Proven & Probable	North Orebody	1.38	1.42	0.70	1.95	19.30
	South Orebody	0.00	0.00	0.00	0.00	0.00
	East Orebody	0.98	1.38	0.61	1.35	11.84
	Lower Revett—A Bed	0.60	0.94	0.24	0.56	2.81
	Lower Revett—C Bed	0.37	1.08	0.37	0.40	2.77
	Lower Revett—I Bed	13.13	0.98	0.32	12.83	83.03

Total	Proven & Probable Reserves	16.45	1.04	0.36	17.10	119.75

The following key factors were used in determining the foregoing reserves:

Key Factors / Parameters	Silver	Copper	Other/Total
Metal Prices (prior 5 year averages)	$24.69	$3.35
NSR Cutoff (Incl. Royalty)			$29.99
Mining Recovery			100%
Dilution (incl. reserve calc.)			0%
Metallurgical Recoveries—LOM Avg.	86%	85%

Operations. The following table sets forth information concerning Troy’s production for each of the five years ended December 31, 2014. As noted elsewhere in this proxy statement/prospectus, Revett suspended mining operations at Troy in December 2012 due to unstable ground conditions in the mine, and placed the mine on care and maintenance in January 2015 due to low metals prices.

Troy Mine Production	2010	2011	2012	2013	2014	Total
Mill production ( tons x 1000)	1,363	1,417	1,195	—	59	4,034
Grades: Silver (opt)	0.87	1.07	1.08	—	0.56	1.00
Copper (%)	0.40%	0.46%	0.38%	—	0.15	0.41%
Recovery: Silver (%)	85.0%	84.9%	86.1%	—	82.5%	85.3%
Copper (%)	81.2%	82.0%	82.5%	—	89.5%	82.0%
Production: Silver ( oz x1000)	1,008	1,291	1,206	—	27	3,532
Copper (lbs x1000)	8,794	10,651	8,564	—	159	28,168

Ongoing Exploration. Revett has been exploring beneath and adjacent to the current workings at Troy for the past several drilling seasons. Revett’s primary target has been stratabound copper and silver mineralization located in the I Bed of the lower portion of the Revett Formation, approximately 1,200 feet below the main ore body at the mine. ASARCO had initially identified mineralization in this bed during drill programs in the 1980s but did not follow up with subsequent drilling due to lower metals prices. Revett believes ore grade mineralization exists in this and other beds within the Lower Revett Formation, based on the results of Revett’s exploratory drilling and the understanding of the upper quartzite units of the Formation. Revett completed the first phase of drilling and re-assaying of ASARCO’s existing core in 2013, and plan to continue a confirmatory drill program once it resumes commercial mining operations at Troy. In the event the merger is not completed, Revett’s longer range goals are to step out from the immediate Troy Mine area to explore for additional resources that would extend the mine life at Troy and allow Revett to continue to use existing mine and processing infrastructure. Revett has initially targeted mineralization trends lying north and east of Troy Mine. Revett has expanded its claim holdings in these areas, as well as reviewing prior geophysical and drill data.

Mine Reclamation Plan. Upon conclusion of mining operations at Troy, Revett is obligated to reclaim and remediate the area in accordance with a revised reclamation plan issued by DEQ and the U.S. Forest Service in late 2012. Revett’s current bond of $12.9 million is covered by a surety bond and restricted cash account of $6.5 million. Revett does not presently know whether the revised reclamation plan will increase its bonding costs. Revett has accrued a discounted liability of $4.7 million as of December 31, 2014 relating to these obligations.

Rock Creek

The Deposit. The Rock Creek deposit is a large development-stage stratabound copper and silver deposit located in Sanders County, Montana. The project comprises 99 patented lode-mining claims, 370 unpatented lode-mining claims, five tunnel site claims, 85 mill site claims and 754 acres of fee land associated with project facilities. The patented claims lying within the Cabinet Mountain Wilderness Area convey mineral rights and other limited surface rights; while the patented claims lying outside the wilderness area convey both mineral and surface rights and title. The patented claims occupy an area of approximately 1,809 acres. All of the Rock Creek mining claims are believed to be in good standing.

The project is approximately sixteen air miles or 45 five road miles southeast of the Troy mine. Revett expects to access the ore body through an adit that will originate outside the Cabinet Mountain Wilderness area, near the valley floor. The project development plan is expected to be very similar to that used at Troy. If successfully permitted, developed and brought into production, Revett expects to mine ore at the rate of 10,000 tons per day and produce an average of 52 million pounds of copper and 6 million ounces of silver per year.

Mineral Resources. The stratigraphy in the vicinity of Rock Creek is nearly identical to that found at Troy. Bedrock exposed in the area consists primarily of the Revett and St. Regis Formations. In this area, Belt Supergroup rocks are gently folded and cut by several northwest-trending faults. In the vicinity of the deposit, two faults, the Copper Lake and Moran Faults, subdivide the deposit into three distinct segments: the Chicago Peak, St. Paul and North Basin blocks. The more significant portion of the Rock Creek deposit forms an oblong body measuring at least 16,000 feet by 7,200 feet. The long axis of the copper and silver mineralization is generally oriented in a north-south direction and occurs between elevations of 4,300 feet and 6,000 feet above means sea level within an anticlinal structure that plunges slightly to the northwest. As with Troy, mineralization occurs primarily within quartzite subunits of the Lower portion of the Revett Formation and subordinately within siltite and argillite subunits of the lower and middle portions of the formation. The Lower portion of the Revett Formation is locally subdivided into the same subunits as Troy, namely the A through I Beds. (See the graph at page 91 of this proxy statement/prospectus.) The bulk of the mineralization is confined to one layer, but locally there may be up to four vertically stacked, potentially minable layers. The copper and silver mineralization ranges in thickness from six feet to a maximum of 235 feet near the Copper Lake Fault. The average thickness is 27 feet.

Permitting History and Status. As previously noted in this proxy statement/prospectus, DEQ and the U.S. Forest Service jointly issued a Record of Decision in June 2003 approving Revett’s proposed plan of operation at Rock Creek. The Record of Decision was based on the Final EIS (“FEIS”) issued in 2001 and a non-jeopardy Biological Opinion issued by the USFWS in May 2003. The FEIS followed six years of public and inter-agency review and comment with subsequent project development modifications and mitigations, as required under NEPA. The Record of Decision was challenged by a number of national and regional conservation groups, and in May 2010 both the Record of Decision and Final EIS were remanded back to the Forest Service by the Federal District Court in Montana for completion of a Supplemental EIS to address specified NEPA deficiencies. All of the challenges to the Biological Opinion were dismissed by the Federal District Court in Montana, a decision that was subsequently upheld by the Ninth Circuit Court of Appeals in November 2011. On March 17, 2015 some of the environmental advocacy groups that were parties to the earlier proceedings challenging the Biological Opinion filed a petition with the USFWS asking the agency to withdraw its opinion. Their arguments include that the USFWS has received new information concerning Rock Creek’s potential impact on bull trout and grizzly bears and that this new information triggers an obligation for further consultation with the Forest Service under ESA.

Project Development. Revett has an office and core storage building at the Rock Creek site. If and when Revett receives all of the necessary permits, Revett expects to install remaining infrastructure (including improvements to the access road, power transmission and a water treatment facility) and construct an adit approximately 7,000 feet long to gain access into the deposit. If mineralization is reached (expected at approximately 3,500 feet), Revett would then collect data to support a full technical and economic feasibility study.

Legal Proceedings

Except as otherwise provided in this proxy statement/prospectus, Revett is not a party to any material pending or threatened legal proceedings.

Market for Revett’s Common Equity and Related Stockholder Matters

Stockholders. Revett had 58 stockholders of record as of March 30, 2015.

Dividends. Revett has not declared or paid any cash or stock dividends on its common stock since inception, and does not anticipate declaring or paying any cash or stock dividends in the foreseeable future.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Explanatory Note: The following discussion of Revett’s financial condition and results of operation should be read in conjunction with its consolidated financial statements and notes as at December 31, 2014 and 2013 and the years ended December 31, 2014 and 2013, which are set forth elsewhere in this proxy statement/prospectus and include the accounts of Revett Mining Company. Inc. (formerly Revett Minerals, Inc.) and its wholly-owned subsidiary Revett Silver, and the accounts of Revett Silver’s wholly owned subsidiaries, Troy Mine, Inc., RC Resources, Inc., Revett Exploration, Inc. and Revett Holdings, Inc. These financial statements have been prepared in accordance with GAAP.

Overview. Revett’s principal mining properties are Troy and Rock Creek. Troy is an underground silver and copper mine located in northwestern Montana. ASARCO operated the mine from 1981 to 1993, and then placed it on care and maintenance because of low metals prices. Revett resumed mining operations in late 2004 and commenced commercial production in early 2005. Revett operated Troy continuously until December 2012, when operations were suspended due to unstable ground conditions in portions of the mine. Revett developed an alternative route to the North C Bed area during the fourth quarter of 2014 and resumed limited mining and milling operations, but was later compelled to put Troy on care and maintenance due to low metals prices.

Rock Creek is a large development-stage silver and copper property located in Sanders County, Montana, approximately five miles northeast of Noxon. Revett has funded its permitting activities at Rock Creek with cash flows from Troy and, to a lesser extent, proceeds received from sales of securities.

Results of Operations

Comparison of Years Ended December 31, 2014 and 2013. Revett suspended underground mining and surface milling operations at Troy in December 2012 because of unstable and unsafe ground conditions and consequently did not mine any ore during 2013 and only resumed limited mining and milling operations in November 2014. A comparison of Revett’s operating results for 2014 and 2013 is therefore not meaningful. The changes in Revett’s financial performance over these two periods are summarized below:

Revenue: During 2013 Revett had one sale of concentrate from inventory. This revenue was offset by the settlement of invoices relating to 2012 sales. During the year ended December 31, 2013, the LME price of copper and silver averaged $3.32 per pound and $23.83 per ounce, respectively.

Cost of Sales: Troy suspension-related costs for 2014 were $4.3 million. In May 2013 Revett laid off approximately 50% of the mine site employees in efforts to conserve cash.

Depreciation and depletion: The majority of the plant and equipment at Troy is depreciated using the units-of-production method. The suspension of mining operations resulted in no depreciation expense for Troy.

Exploration and development: This expense includes no spending for exploration spending around Troy and $1.0 million in spending for Rock Creek. The spending in 2014 is much lower than the $1.4 million Revett spent in 2013 because of its cash conservation efforts during 2014.

General and administration costs: The decrease in the corporate administration costs during 2014 is a result of the suspension of mining activities at Troy and Revett’s resulting efforts to conserve cash. Revett’s chief executive officer’s salary and director fees were voluntarily reduced.

Change in ARO Liability. The change in ARO liability estimate is a result of an increase in the Troy mine life (from 2026 to 2027), which is itself due to the delays in mining at Troy. Revett recorded a slight increase in Revett’s estimated ARO liability, from $4.6 million to $4.8 million, as at December 31, 2014.

Impairment. As noted elsewhere in this proxy statement/prospectus, Revett determined that its property, plant and equipment was impaired at December 31, 2014 due to the fact that it placed Troy on care and maintenance and has no assurance mining operations will be resumed. The impairment charge of $54.7 million was based on the value of the Hecla merger proposal, and was allocated to each property, plant and equipment asset class based on the relative carrying value of the asset on Revett’s financial statements.

Expenses pertaining to Rock Creek totaled $1.0 million during the year ended December 31, 2014 as compared to $1.2 million in 2013, and were comprised of legal fees of approximately $0.2 million; consulting fees of approximately $0.7 million; and public relations and miscellaneous expenditures, including funding of ongoing grizzly bear mitigation, of approximately $0.3 million.

Liquidity Considerations and Going Concern

The accompanying consolidated financial statements have been prepared under the assumption that Revett will continue as a going concern. Revett does not have sufficient cash to fund normal operations and meet debt obligations for the next twelve months without deferring payments on certain current liabilities and/or raising additional funds. Revett’s continued losses and lack of capital raise substantial doubt about Revett’s ability to continue as a going concern. Although Revett raised some additional capital in 2014, Revett has not raised sufficient external financing to meet its obligations and provide access to Troy mine ore reserves. Therefore, Revett entered into an agreement and plan of merger with Hecla (see Note 20). Should the proposed merger not be completed, Revett will review alternatives to source adequate financing to meet its capital spending and debt service requirements. There is no assurance Revett’s financing efforts will be successful under current market conditions. Revett’s business has been materially and adversely affected by the decline in copper and silver prices and by the suspension of commercial mining operations at Troy. In light of this, Revett has placed all of its discretionary capital and exploration spending on hold in order to conserve cash.

At December 31, 2014, working capital was $1.6 million, including cash of $2.9 million. During the first quarter of 2014 Revett sold its available for sale securities for cash proceeds of $1.0 million and settled an outstanding insurance claim for damaged mine equipment and received cash proceeds of $1.9 million. In 2014, Revett sold 4.6 million shares of common stock and 2.2 million warrants for cash proceeds of $3.4 million.

Although placing the Troy Mine on care and maintenance in January 2015 significantly reduced operating costs, the costs associated with care and maintenance activities will continue to erode Revett’s cash and working capital.

Capital spending in 2014 totaled $6.2 million. This spending primary related to the construction of new, 7,500 foot decline from the main haulage route to the North C Beds, and, if completed, to the undeveloped I Bed at Troy.

Capital spending in 2013 totaled $1.1 million. This spending primary related to the construction of new 7,500 foot decline from the main haulage route to the North C Beds, and, if completed, to the undeveloped I Bed at Troy.

Financing Activities

During the year ended December 31, 2014, Revett issued 158,500 shares of common stock upon the exercise of outstanding stock options, resulting in cash proceeds of $79,000. During the year, Revett also sold 4,499,102 shares of common stock in a private placement and received cash proceeds of $3.3 million.

During the year ended December 31, 2013, Revett issued 49,000 shares of common stock upon the exercise of outstanding stock options, resulting in cash proceeds of $0.03 million, and issued 55,000 shares of common stock upon the exercise of outstanding warrants, resulting in cash proceeds of $0.1 million.

Off-Balance Sheet Arrangements.

Royal Gold, Inc. holds a 3% gross smelter royalty on a defined area of production from Troy and a 1% net smelter royalty on production from Rock Creek pursuant to the terms of an amended royalty agreement dated October 13, 2009.

Tabular Disclosure of Contractual Obligations. The following table sets forth information as of December 31, 2014 concerning Revett’s known debt obligations, royalty obligations, capital lease obligations and reclamation obligations.

	Payments Due by Period (expressed in thousands of dollars)
Contractual Obligation	Total	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years
Accrued liabilities	$1,805	$1,805	$0	$0	$0
Note payable obligations	$4,377	$4,377	0	$0	$0
Operating leases	$354	$354	$0	$0	$0
Long-term reclamation costs	$12,743	$0	$0	$0	$12,743

Total contractual obligations	$19,279	$6,536	$0	$0	$12,743

Revett’s long term debt at December 31, 2014 consisted of note payable obligations related to the purchase of equipment used at Troy.

Proposed Transactions. Revett announced on March 27, 2015 that on March 26, 2015 it had entered into an agreement and plan of merger with Hecla and Hecla’s wholly-owned merger subsidiary, pursuant to which, and subject to the approval of Revett stockholders and the satisfaction or waiver of other conditions specified in the merger agreement, Revett would merge with and into Hecla in a share exchange transaction in which Revett’s stockholders would receive 0.1622 of a share of Hecla common stock for each share of common stock of Revett. The proposed transaction is described more fully in this proxy statement/prospectus, including in Note 20—Subsequent Events to Revett’s consolidated financial statements on page F-23.

Principal Risks and Uncertainties. As is described elsewhere in this proxy statement/prospectus, Revett suspended mining operations at Troy in December 2012 due to unstable and unsafe ground conditions and commenced construction of the decline in November 2013 following receipt MSHA approval. After successfully reaching the North C Beds in the fourth quarter of 2014 and resuming limited ore production, Revett decided on January 20, 2015 to place the Troy Mine on care and maintenance due to low metals prices. Development work to the I Beds ceased immediately and milling operations continued through the end of January 2015. An orderly shutdown was completed during the month of February 2015, with the expectation that development and operations might resume once metals prices improved.

As is also described elsewhere in this proxy statement/prospectus, Revett’s proposed development of Rock Creek was challenged on environmental grounds by several regional and national environmental advocacy groups. Revett cannot predict with any degree of certainty whether any current or future challenges or impediments will succeed or arise. Rock Creek is the more significant of Revett’s two mining assets; continued court challenges will inevitably delay Revett from proceeding with its planned development and a successful challenge could prevent Revett from developing the project at all. If Revett is successful in defending these challenges, Revett still must comply with a number of requirements and conditions as development progresses, failing which Revett could be denied the ability to continue with its proposed activities at Rock Creek. Revett is also subject to other significant risks. See “Risk Factors” beginning on page 22.

Critical Accounting Estimates. Revett’s significant accounting policies are presented in the notes to its consolidated financial statements, which appear elsewhere in this proxy statement/prospectus. As described in the notes, Revett is required to make estimates and assumptions that affect the reported amounts and related disclosures of assets, liabilities, revenue and expenses. Revett’s estimates are based on its experience and its interpretation of economic, political, regulatory and other factors that influence Revett’s business prospects. These estimates have a significant effect on the financial statements and actual results may differ significantly from Revett’s estimates.

Revett believes the most critical estimates pertain to future metal prices, its estimates of proven and probable reserves at Troy, the valuation of mineral property, plant and equipment, recoverability of deferred tax assets, and the estimate of the final reclamation and closure obligations at Troy. These estimates required Revett to make assumptions that were highly uncertain at the time the accounting estimates were made, and changes in them are reasonably likely to occur from time to time. The major critical accounting estimates include but are not limited to the following:

Future Metal Prices. The values of Revett’s more significant assets and liabilities are determined principally by prevailing metals prices and estimates. Prevailing metals prices are also a significant determinant in the cost and carrying value of Revett’s property, plant and equipment, inventories, future tax assets and liabilities, certain of Revett’s accounts receivable and the fair value of hedging contracts. Metal prices have historically been very volatile, with recent prices being near their highs for the last decade; these prices have influenced Revett’s property, plant and equipment carrying values and the estimates of Revett’s reserves. There is no assurance prices will continue at these levels. Changes in metal prices may result in volatility in the fair value of derivatives and other financial instruments, as well as potential impairment charges on mineral property, plant and equipment and concentrate inventories.

Embedded Financial Derivatives. Some of Revett’s assets and liabilities may contain embedded derivatives for which no corresponding market value may be readily determined. This includes the estimates of future copper and silver prices in the pricing mechanism through which Revett sells its copper concentrate (what Revett refers to as the open quotational period). Revett makes estimates of the fair value of these instruments using quoted forward metal prices.

Mineral Resources and Reserves, and the Carrying Values of Mineral Properties, Plant, and Equipment. Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. Reserve estimates are based on future metal prices, future operating costs, mill throughput and various technical, geological, engineering, and construction parameters. Changes in any of these factors could cause a significant change in the resources and reserves estimated, which, in turn, could have a material effect on the carrying value of mineral property, plant and equipment.

Revett has completed a life of mine undiscounted cash flow analysis of Troy based upon its most recent proven and probable ore reserves, expected production rates and costs, and estimated revenues (which are in turn based on estimated metal prices for copper and silver of $3.35 per pound and $24.69 per ounce, respectively, in 2014, and $3.32 per pound and $24.69 per ounce, respectively, for years thereafter until the end of the mine life). However, these estimates are based on significant assumptions. While Revett has analyzed external and internal data in arriving at these assumptions, and while Revett believes they are reasonable, it is possible future conditions may change and that these changes could result in different assumptions which might result in an additional impairment of the carrying value of Revett’s mineral property, plant and equipment.

Revett capitalizes costs related to the acquisition of property and mineral rights, construction of production facilities and the development of mine infrastructure. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit. Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contains proven and probable reserves are accounted for as exploration expenditures and are expensed as incurred. Drilling and related costs incurred to define and delineate a residual minerals deposit that has not previously been classified as a proven or probable reserve at a development stage or production stage mine will only be capitalized when Revett’s management determines there is sufficient evidence that the expenditure will result in a future economic benefit in the accounting period when the expenditure is made. Diversity of practice exists among participants in the mining industry regarding the accounting treatment of these costs. Some mining companies elect not to capitalize drilling and related costs to convert mineral resources to reserves at their development or productions stage properties, but, instead, treat them as expenses.

Revett’s management evaluates whether there is sufficient geologic and economic certainty to convert a mineral deposit into a proven or probable reserve based upon the known geology and metallurgy, existing or planned mining and processing facilities, and existing operating permits and environmental programs. Prior to capitalizing such costs, Revett’s management must determine whether there is a probable future economic benefit, whether Revett has or can obtain the economic benefit and control access to it, and whether the transaction or event giving rise to the economic benefit has already occurred. Once commercial production has commenced, these costs are amortized using the units-of-production method based on proven and probable reserves. Production facilities and equipment are stated at cost and are depreciated using the straight-line or units-of-production method at rates sufficient to depreciate the assets over their estimated useful lives, not to exceed the life of the mine to which the assets relate. Vehicles and office equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to six years. Maintenance and repairs are charged to operations as incurred. Betterments of a major nature are capitalized. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the statement of operations. The carrying value of property, plant and equipment is dependent on the rates used for depreciation and depletion, which themselves are estimates.

Concentrate Receivables and Revenue. When it has production, Revett sells its silver and copper in concentrate based upon its own assays of metal content, moisture content and the estimated dry weight of the copper-silver concentrate loaded in rail cars. These weight and assay estimates are subject to final confirmation by the receiving smelter and are subject to change. In addition, Revett records the anticipated revenue to be received from the sale of each concentrate shipment based upon its determination of the weight and assays of each shipment and in accordance with the contract to which the sale relates. Preliminary payments are thus based upon copper and silver prices that are determined prior to the date of the provisional invoice, whereas the final price received is determined by quoted metal prices in agreed periods subsequent to the date of the provisional invoice. Changes in these estimates or in metal prices could result in a significant change to the results from operations.

Reclamation Obligations. Revett has a legal obligation to reclaim its mineral properties and has estimated the cost of these obligations in accordance with current standards of applicable laws and regulations. These estimates are reviewed by third party consultants and government authorities. In arriving at these estimates, Revett must also estimate the timing and magnitude of future payments for reclamation work, as well as prevailing rates of interest during the remediation period, in order to determine its periodic accretion and the depreciation expense. There were no material changes in Revett’s estimates of final reclamation and remediation costs during 2014 other than inflation, however, the end of mine life of Troy was extended in 2013, from 2020 to 2026, and was again extended in 2014 from 2026 to 2027, which required Revett to change the depreciation and accretion charges relating to its asset retirement obligation. Revett cannot predict the effect of a material increase in these estimates on its financial position.

Stock-Based Compensation Expense. Revett grants stock options to its employees, directors and service providers. Revett uses the Black-Scholes option pricing model to estimate a value for these options. This model requires Revett’s management to make estimates of the expected volatility of Revett’s common stock, the expected term of the option to exercise, the expected future forfeiture rate, and future interest rates. Changes in these estimates and the conditions underlying the grants of options could cause a significant change in the stock-based compensation expense charged in any period.

Valuation Allowances for Deferred Income Taxes. Revett is required to make estimates of the valuation allowances for future income taxes. This requires Revett to estimate whether it will attain certain levels of future taxable income and thereby avail Revett, or lose, estimated tax assets. These estimates require Revett to estimate future metal prices, future operating costs and production levels; which are themselves subject to a high degree of uncertainty.

Financial and Other Instruments. Revett has in the past and may in the future, engage in hedging activities in order to protect the price of copper and silver that it has produced or will produce in future periods. These hedging activities are limited to less than 50% of Revett’s planned production in any one month.

Revett is required by applicable accounting standards to fair value (i.e., mark to market) the amount of the accounts receivable that has been shipped and provisionally priced, but for which final prices have not yet been determined. At each month end, Revett then adjusts its revenue to account for future prices. In order to do this, Revett must estimate the future prices that will prevail when the final prices are determined. Revett uses future contract prices in effect as at the end of each month to estimate these prices.

Forward sales with Revett’s customer that have not been shipped are designated as normal purchases and sales under applicable accounting standards and are not marked to market. Revett had no outstanding contracts to sell copper or silver at December  31, 2014.

Quantitative and Qualitative Disclosures about Market Risk.

Revett’s earnings and cash flow are significantly affected by changes in the market price of copper and silver. The prices of both metals can fluctuate widely and are influenced by numerous factors such as demand, production levels, and world political and economic events and the strength of the US dollar relative to other currencies. During the past eighteen years the average annual price of copper has ranged from a low of $0.71 per pound to a high of $4.00 per pound. Average annual silver prices over this same period have ranged from a low of $3.95 per ounce to a high of $35.11. As disclosed elsewhere herein, it is unlikely mining activities at Troy will resume and should the price of copper or silver remain depressed, the exploration and development of Rock Creek could be at risk.

Revett has approximately $750,000 cash on hand as of the date of this proxy statement/prospectus. Approximately $0.8 million of Revett’s cash equivalents were in the form of savings deposit denominated in U.S. dollars issued by a major Canadian chartered bank at December  31, 2014.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There were no changes in or disagreements with the Revett’s accountants on accounting and financial disclosure during the year ended December 31, 2014.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Security Ownership of Certain Beneficial Owners. The following table sets forth as of March 30, 2015 the names and address of, and number of shares beneficially owned by persons other than Revett’s directors and executive officers who are known to Revett to own more than five percent (5%) of its outstanding shares of common stock. At such date, 39,273,989 common shares were outstanding. An additional 3,076,500 shares were issuable at such date pursuant to presently exercisable options and an additional 2,249,549 shares were issuable pursuant to presently exercisable warrants.

Name of Beneficial Owner Address of Owner	Percent	Class of Security	Amount and Nature of Ownership (all direct unless otherwise noted) of Class
Silver Wheaton Corp. 666 Burrard Street, Suite 3400 Vancouver, British Columbia V6C 2X8	13.5%	common stock	5,285,979

Urion Holdings (Malta) Limited c/o Trafigura Beheer B.V. Van Heuven Goedhartlaan 937 P.O. Box 74135 1070 BC Amsterdam, The Netherlands	10.6%	common stock	4,147,435	(1)

(1)	Consists of 3,987,179 shares of common stock and presently exercisable warrants to purchase 160,256 shares.

Security Ownership of Management. The following table sets forth as of March 30, 2015 the names of, and number of shares of Revett’s outstanding common stock beneficially owned by Revett’s directors and executive officers, and the number of shares owned by Revett’s directors and officers as a group.

Name of Director or Officer	Class of Security	Amount and Nature of Beneficial Ownership (all direct unless otherwise noted)	Percent of Class
John G. Shanahan	common stock	908,789(1)	2.3%
Kenneth S. Eickerman	common stock	117,278(2)	less than 1%
Douglas Stiles	common stock	30,000(9)	less than 1%
Douglas Miller	common stock	157,666(3)	less than 1%
Monique Hayes	common stock	96,000(4)	less than 1%
Timothy R. Lindsey	common stock	1,562,709(5)	4.0%
Albert F. Appleton	common stock	203,393(6)	less than 1%
Larry M. Okada	common stock	211,004(7)	less than 1%
John B. McCombe	common stock	201,004(8)	less than 1%
All directors and officers as a group (8 persons)	common stock	3,532,843(10)	9.0%

(1)	Consists of 584,687 shares of common stock, presently exercisable options to purchase 260,000 shares and presently exercisable warrants to purchase 64,102 shares.
(2)	Consists of 12,278 shares of common stock and presently exercisable options to purchase 105,000 shares.
(3)	Consists of 6,666 shares of common stock and presently exercisable options to purchase 151,000 shares.
(4)	Consists of 1,000 shares of common stock and presently exercisable options to purchase 95,000 shares.
(5)	Consists of 1,167,453 shares of common stock, presently exercisable options to purchase 235,000 shares and presently exercisable warrants to purchase 160,256 shares.
(6)	Consists of 23,393 shares of common stock and presently exercisable options to purchase 180,000 shares.
(7)	Consists of 1,004 shares of common stock and presently exercisable options to purchase 210,000 shares.
(8)	Consists of 1,004 shares of common stock and presently exercisable options to purchase 200,000 shares.
(9)	Consists of presently exercisable options to purchase 30,000 shares
(10)	See notes (1) through (8), above.

Equity Compensation Plan Information. The following table sets forth certain information concerning options that have been granted pursuant to the Revett Mining Company, Inc. Incentive Plan as of December 31, 2014.

Revett Mining Company, Inc. Incentive Stock Option Plans
	Number of Shares to be issued upon exercise	Weighted average exercise price of outstanding options,	Number of shares remaining available for issuance under the plan at year end
Revett Mining Company, Inc. Incentive Plan (approved by stockholders)	3,076,500	$2.50	1,930,039

This table does not include 2,249,349 stock purchase warrants at a $1.00 exercise price issued to investors and outstanding at December 31, 2014.

PRO FORMA INFORMATION

The following unaudited pro forma condensed combined financial statements give effect to the proposed merger and represent the combined company’s unaudited pro forma condensed combined balance sheet as of December 31, 2014 and unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014. The unaudited pro forma condensed combined balance sheet gives effect to the proposed merger as if it had occurred on the date of such balance sheet. The accompanying unaudited pro forma condensed combined statement of operations gives effect to the proposed merger as if it had occurred on January 1, 2014.

For accounting purposes, the transaction will be accounted for using the acquisition method, pursuant to which assets and liabilities are recorded at fair values. The valuation of Hecla’s shares to be given as consideration was based upon an assumed closing price of Hecla’s common stock of $3.23 on March 25, 2015. See Note 2 to these unaudited pro forma condensed combined financial statements for additional information on the estimated purchase consideration and the impact thereon of changes in the per share price of Hecla’s stock.

The unaudited pro forma condensed combined balance sheet and statement of operations should be read in conjunction with the historical financial statements of Hecla and Revett including the notes thereto, which are incorporated by reference or included elsewhere in this registration statement.

The unaudited pro forma condensed combined financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed merger had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the combined entities for any future period or as of any future date. Actual amounts recorded upon consummation of the proposed merger will likely differ from those recorded in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not reflect any special items such as integration costs or operating synergies that may be realized as a result of the proposed merger.

Hecla Mining Company

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2014

(in thousands)

	As of December 31, 2014
	Hecla	Revett	Acquisition adjustments		Pro forma combined
			(Notes 2 and 3)
Assets:
Cash and cash equivalents	$209,665	$2,896	$(425)	(a)	$212,136
Accounts receivable	34,880	8	—		34,888
Inventories	47,473	4,573	—		52,046
Current deferred income taxes	12,029	—	—		12,029
Other current assets	12,312	325	—		12,637

Total current assets	316,359	7,802	(425)		323,736
Non-current investments	4,920	—	(531)	(b)	4,389
Non-current restricted cash and investments	883	6,551	—		7,434
Properties, plants, equipment and mineral interests, net	1,831,564	16,288	(226)	(c)	1,847,626
Non-current deferred income taxes	98,923	—	—		98,923
Other non-current assets	9,415	733	—		10,148

Total assets	$2,262,064	$31,374	$(1,182)		$2,292,256

Liabilities:
Accounts payable and other current liabilities	$79,863	$1,805	—		$81,668
Current portion of capital leases and notes payable	9,491	4,377	—		13,868
Current portion of accrued reclamation and closure costs	1,631	—	—		1,631

Total current liabilities	90,985	6,182	—		97,167
Accrued reclamation and closure costs	55,619	4,769	—		60,388
Deferred tax liabilities	153,300	—	—		153,300
Long-term debt and capital leases	512,129	—	—		512,129
Other non-current liabilities	53,057	—	—		53,057

Total liabilities	865,090	10,951	—		876,041

Shareholders’ Equity:
Series B preferred stock	39	—			39
Common stock	92,382	393	1,563	(d)	93,945
			(393)	(e)
Capital surplus	1,486,750	91,937	18,634	(d)	1,505,384
			(91,937)	(e)
Accumulated deficit	(141,306)	(71,907)	71,907	(e)	(142,253)
			(425)	(a)
			(522)	(b)
Accumulated other comprehensive loss, net	(32,031)	—	(9)	(b)	(32,040)
Less treasury stock	(8,860)	—	—		(8,860)

Total shareholders’ equity	1,396,974	20,423	(1,182)		1,416,215

Total liabilities and shareholders’ equity	$2,262,064	$31,374	$(1,182)		$2,292,256

See accompanying notes to these unaudited pro forma condensed combined financial statements.

Hecla Mining Company

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2014

(dollars and shares in thousands, except per share amounts)

	Year ended December 31, 2014
	Hecla	Revett	Acquisition adjustments		Pro forma combined
	(Notes 2, 3 and 4)
Sales of products	$500,781	$6	—		$500,787

Cost of sales and other direct production costs	304,446	—	—		304,446
Depreciation, depletion and amortization	111,134	110	—		111,243

	415,580	110	—		415,690

Gross profit	85,201	(104)	—		85,097

General and administrative	31,538	3,519	—		35,057
Exploration	17,698	951	—		18,649
Pre-developemnt	1,969	—	—		1,969
Impairment of property, plant and equipment	—	54,724 (f)			54,724
Provision for closed operations and environmental matters	10,098	—	—		10,098
Other operating expenses	2,270	4,282	—		6,552

Income from operations	21,628	(63,580)	—		(41,952)

Other income (expense):
Net foreign exchange gain	11,535	—	—		11,535
Gain on derivative contracts	9,134	—	—		9,134
Interest expense, net of amounts capitalized	(26,775)	(118)	—		(26,893)
Other income (expense)	(2,938)	1,775	—		(1,163)

	(9,044)	1,657	—		(7,387)

Income before income taxes	12,584	(61,923)	—		(49,339)
Income tax benefit (provision)	5,240	—	—		5,240

Net income	17,824	(61,923)	—		(44,099)
Preferred stock dividends	(552)	—	—		(552)

Income applicable to common shareholders	$17,272	$(61,923)	$—		$(44,651)

Basic and diluted income per common share after preferred stock dividends	$0.05				$(0.12)
Weighted average number of common shares outstanding—basic	353,442		6,253	(d)	359,695
Weighted average number of common shares outstanding—diluted	357,435		6,253	(d)	363,688

See accompanying notes to these unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Basis of presentation

Hecla Mining Company (“Hecla”) and Revett Mining Company (“Revett”) entered into a merger agreement (“merger” or “acquisition”) pursuant to which Hecla will acquire all of the issued and outstanding common shares of Revett (see Note 2 for more information). The merger is accounted for as a business combination. The unaudited pro forma condensed combined financial statements are prepared on that basis, and are presented to give effect to the acquisition of all of the outstanding common shares of Revett by Hecla. The unaudited pro forma condensed combined financial statements represent the combined company’s unaudited pro forma condensed combined balance sheet as of December 31, 2014, and unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014. The unaudited pro forma condensed combined balance sheet gives effect to the acquisition as if it occurred on the date of such balance sheet. The unaudited pro forma condensed combined statement of operations gives effect to the acquisition as if it occurred on January 1, 2014. Historical information for Hecla and Revett has been derived from historical consolidated financial statements, which were prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”).

The unaudited pro forma condensed combined financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the merger had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the combined entities for any future period or as of any future date. Actual amounts recorded upon consummation of the merger will likely differ from those recorded in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not reflect any special items such as integration costs or operating synergies that may be realized as a result of the merger.

The pro forma adjustments and allocations of the estimated consideration transferred are based on preliminary estimates of the fair value of assets to be acquired, liabilities to be assumed, and consideration to be transferred. As of the date of this registration statement, the merger has not yet been completed. The final determination of the consideration transferred and the related allocation will be completed after asset and liability valuations are finalized as of the date of completion of the merger. Changes to these adjustments may materially affect both the estimated value of the consideration transferred and the preliminary estimated fair value to the assets and liabilities as presented in the unaudited pro forma condensed combined financial statements.

In preparing the unaudited pro forma condensed combined balance sheet and statement of operations in accordance with GAAP, the following historical information was used:

•	Revett’s consolidated balance sheet as of December 31, 2014 filed on Form 10-K for the year ended December 31, 2014;

•	Revett’s consolidated statement of operations and comprehensive income for the year ended December 31, 2014 filed on Form 10-K for the year ended December 31, 2014;

•	Hecla’s consolidated balance sheet as of December 31, 2014 filed on Form 10-K for the year ended December 31, 2014; and

•	Hecla’s consolidated statement of operations and comprehensive income for the year ended December 31, 2014 filed on Form 10-K for the year ended December 31, 2014.

The unaudited pro forma condensed combined balance sheet and statement of operations should be read in conjunction with the historical financial statements including the notes thereto, as listed above, which are incorporated by reference or included elsewhere herein.

Note 2. Summary of the acquisition of Revett

On March 26, 2015, Hecla and Revett entered into a merger agreement pursuant to which Hecla would acquire all of the issued and outstanding common shares of Revett for consideration valued at $0.52 per share.

Under the terms of the merger, each holder of Revett common shares will receive 0.1622 of a Hecla share per Revett share. Revett had 38,548,989 shares issued and outstanding common shares as of March 26, 2015, excluding 725,000 shares held by a wholly-owned subsidiary of Hecla which would be cancelled in the merger. For financial accounting purposes, the purchase price allocation is based upon the assumption of Hecla issuing 6,252,646 shares of Hecla common stock for total consideration valued at $20.2 million. The pro forma value of Hecla stock issued as consideration was based upon the closing price at March 25, 2015, the last full day before the merger agreement was entered into, of $3.23 per share. The closing price of Hecla’s common stock was $3.33 at April 15, 2015.

The following represents the preliminary estimated allocation of the consideration transferred as if the merger had occurred on December 31, 2014:

(US$, in thousands)
Consideration:
Hecla stock issued (6.3M shares @ $3.23 per share)	$20,196

Fair value of net assets acquired:
Assets:
Cash	2,896
Receivables	8
Inventories	4,573
Property, plant, and equipment and mineral interests	16,061
Non-current restricted cash and investments	6,551
Other assets	1,058

Total assets	31,147

Liabilities:
Accounts payable	987
Payroll liabilities	711
Income taxes payable	107
Current portion of capital lease obligations and notes payable	4,377
Accrued reclamation and closure costs	4,769

Total liabilities	10,951

Net assets	$20,196

The actual value of consideration transferred will be based on the market price of Hecla’s common stock on the date the merger is consummated. A 10% change in the price per share of Hecla stock would result in a $2.0 million change in the amount of total consideration transferred in the merger.

Note 3. Effect of the merger on the unaudited pro forma condensed combined balance sheet

The unaudited pro forma condensed combined balance sheet includes the following adjustments:

a) To record payment of estimated acquisition related costs of $0.4 million. The adjustment for the estimated acquisition related costs is not reflected in the pro forma statement of operations, as it is considered to be non-recurring in nature.

b) To record cancelation of 725,000 shares of Revett’s common stock held by a wholly-owned subsidiary of Hecla.

c) To recognize the preliminary estimated fair value of Revett’s assets acquired and liabilities assumed in the merger. The adjustment includes the assumption that the allocation of the estimated difference between consideration and the net fair value of assets acquired and liabilities assumed will be recorded to value beyond proven and probable reserves, with no amount allocated to goodwill. This allocation is preliminary and is subject to change due to several factors including: (1) detailed valuations of assets and liabilities which have not been completed as of the date of this registration statement; (2) subsequent changes in the fair values of Revett’s assets and liabilities up to the closing date of the merger; and (3) an assessment of the extent by which the merged company may realize Revett’s deferred tax assets, which have a full valuation allowance in Revett’s historical financial statements. These changes will not be known until after the closing date of the merger.

d) To record issuance of 6,252,646 shares of Hecla common stock to Revett shareholders, valued at $3.23 per share or $20.2 million, as discussed above.

e) To eliminate Revett’s equity accounts.

Note 4. The effect of the merger on the unaudited pro forma condensed combined statement of operations

The following is information on the unaudited pro forma condensed combined statement of operations:

f) Revett’s consolidated statement of operations and comprehensive income for the year ended December 31, 2014 included a $54.7 million expense for impairment of property, plant, and equipment. Revett recognized the impairment as of December 31, 2014, with the estimated fair value of long-lived assets based on the merger agreement between Hecla and Revett. Although the impairment is not eliminated through an adjustment to the unaudited pro forma condensed combined statement of operations, it is a nonrecurring item and is not reflective of the operating results for the combined entities after consummation of the merger.

OTHER MATTERS

As of the date of this proxy statement/prospectus, Revett’s board of directors does not know of any matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters come before the meeting or any adjournments or postponements thereof and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

HOUSEHOLDING

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact Revett at its address identified below. Revett will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Revett Mining Company, Inc., 11115 East Montgomery, Suite G, Spokane Valley, Washington 99206, attention of Corporate Secretary (509) 921-2294.

WHERE YOU CAN FIND MORE INFORMATION

Revett and Hecla file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Hecla or Revett at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You can also inspect reports, proxy statements and other information about Hecla at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Hecla and Revett, at http://www.sec.gov. You may also access the SEC filings and obtain other information about Hecla through the website maintained by Hecla which is http://www.hecla-mining.com and about Revett through the website maintained by Revett which is http://www.revettmining.com. The information contained in Hecla’s website is not incorporated by reference into this proxy statement/prospectus.

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4 filed by Hecla to register the shares of Hecla common stock to be issued in the merger and the exhibits to the registration statement. The SEC allows Hecla to “incorporate by reference” information into this proxy statement/prospectus, which means that it can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Hecla (Commission file number 1-8491) has previously filed with the SEC. These documents contain important information about Hecla and its financial condition.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on February 18, 2015;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 8, 2015;

•	Current Reports on Form 8-K, which Hecla filed with the SEC on February 18, 2015 (with respect to Item 8.01), and March 27, 2015; and

•	The description of Hecla’s capital stock contained in Hecla’s Form 8-B filed with the SEC on May 6, 1983.

Nothing in this prospectus shall be deemed to incorporate information furnished, but not filed, with the SEC, including pursuant to Item 2.02 or Item 7.01 of Form 8-K and corresponding information furnished under Item 9.01 of Form 8-K or included as an exhibit. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this prospectus, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently dated or filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

All documents filed by Hecla pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this proxy statement/prospectus to the date of the special meeting shall also be deemed to be incorporated herein by reference.

You may also obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by requesting them in writing, by telephone or by e-mail from Hecla at the following address:

Hecla Mining Company

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

Attention: Investor Relations

(208) 769-4100

http://www.hecla-mining.com

Neither Hecla nor Revett has authorized anyone to give any information or make any representation about the merger or the special meeting that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

CONSOLIDATED FINANCIAL STATEMENTS OF REVETT MINING COMPANY, INC.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Revett Mining Company, Inc.

Spokane Valley, WA

We have audited the accompanying consolidated balance sheets of Revett Mining Company, Inc. (formerly Revett Minerals, Inc.) as of December 31, 2014 and 2013 and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Revett Mining Company, Inc. at December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 1 and 20. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO USA, LLP

Spokane, WA

March 27, 2015

Revett Mining Company, Inc.

Consolidated Balance Sheets

(expressed in thousands of United States dollars except share and per share amounts)

	December 31,
	2014	2013
Assets
Current Assets
Cash and cash equivalents	$2,896	$7,951
Other receivables	8	1,164
Inventories	4,573	4,133
Prepaid expenses and deposits	325	414

Total current assets	7,802	13,662
Property, plant, and equipment (net)	16,288	65,108
Restricted cash	6,551	6,542
Available for sale securities	—	600
Other long term assets	733	736

Total assets	$31,374	$86,648

Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable	$987	$954
Payroll liabilities	711	604
Income, property and mining taxes	107	588
Royalty payable	—	19
Current portion of capital lease obligations and notes payable	4,377	925

Total current liabilities	6,182	3,090
Long-term portion of capital lease obligations and notes payable	—	364
Reclamation liability	4,769	4,613
Deferred income taxes	—	25

Total liabilities	10,951	8,092
Commitments and contingencies (note 15)
Shareholders’ equity
Preferred stock, $0.01 par value, 25,000,000 authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value 100,000,000 authorized, 39,273,989 and 34,596,387 shares issued and outstanding at December 31, 2014 and 2013, respectively	393	88,495
Additional paid in capital	91,937	—
Accumulated other comprehensive income	—	45
Retained earnings (accumulated deficit)	(71,907)	(9,984)

	20,423	78,556

Total liabilities and shareholders’ equity	$31,374	$86,648

See accompanying notes to the consolidated financial statements.

Revett Mining Company, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(expressed in thousands of United States dollars except share and per share amounts)

Years Ended December 31, 2014 and 2013

	2014	2013
Revenues	$6	$73
Expenses:
Troy Mine suspension related costs	4,282	12,141
Depreciation and depletion	110	32
Exploration and development	951	1,379
General & administrative:
Stock based compensation	419	618
Other	2,718	3,169
Gain on change in reclamation liability estimate	—	(2,276)
Impairment of property, plant and equipment	54,724	—
Accretion of reclamation liability	382	476

	63,586	15,539

Loss from operations	(63,580)	(15,466)

Other income (expenses):
Interest expense	(118)	(662)
Interest and other income	1,346	29
Gain on warrant derivatives	—	63
Gain (loss) on available for sale securities	429	(1,376)

Total other income (expenses)	1,657	(1,946)

Net loss before income taxes	(61,923)	(17,412)

Income tax benefit
Current income tax	—	(20)
Deferred income tax	—	5,857

Net loss	$(61,923)	$(11,575)
Other comprehensive income:
Unrealized (gain) loss on available for sale securities, net of tax	(45)	583

Comprehensive loss	$(61,968)	$(10,992)

Basic and diluted loss per share (note 18)	$(1.63)	$(0.33)

Weighted average number of basic and diluted shares outstanding	38,095,792	34,592,121

See accompanying notes to the consolidated financial statements.

Revett Mining Company, Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

Years ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:
Net loss	$(61,923)	$(11,575)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and depletion	110	32
Accretion of reclamation liability	382	476
Deferred financing fee amortization	3	556
Stock based compensation	419	618
Gain on change in reclamation liability estimate	—	(2,276)
Gain on disposal of fixed assets	—	(22)
Deferred income tax benefit	—	(5,857)
Gain on warrant derivative	—	(63)
Gain on insurance recovery for damaged equipment	(785)	—
Impairment of property, plant and equipment	54,724	—
Accrued interest from restricted cash	(9)	(10)
Loss (gain) on sale of available for sale securities	(429)	407
Loss on impairment of available for sale securities	—	969
Adjustment for write down of inventory	1,246	198

Changes in:
Concentrate settlement receivables	—	363
Other receivables	59	(60)
Inventories	(1,686)	169
Prepaid expenses and deposits	114	436
Accounts payable and accrued liabilities	(360)	(3,113)

Net cash used in operating activities	(8,135)	(18,752)

Cash flows from investing activities:
Sale of short term investments	—	9,264
Proceeds from the sale of available for sale securities	959	352
Proceeds from insurance recovery	1,882	—
Proceeds from sale of fixed assets	—	35
Purchase of plant and equipment	(6,240)	(1,064)

Net cash provided by (used in) investing activities	(3,399)	8,587

Cash flows from financing activities:
Proceeds from the issuance of common stock, net	3,416	120
Proceeds from new debt	5,000	—
Loan fees	(25)	—
Repayment of capital leases	(1,912)	(990)

Net cash provided by (used in) financing activities	6,479	(870)

Net increase (decrease) in cash and cash equivalents	(5,055)	(11,035)
Cash and cash equivalents, beginning of year	7,951	18,986

Cash and cash equivalents, end of year	$2,896	$7,951

See accompanying notes to the consolidated financial statements.

Revett Mining Company, Inc.

Consolidated Statements of Cash Flows, continued

(expressed in thousands of United States dollars)

Years ended December 31,

	2014	2013
Supplementary cash flow information:
Cash paid for interest	$113	$57
Cash paid for income taxes	—	192
Non cash transactions:
Other receivable for insurance recovery on damaged equipment	—	1,097

See accompanying notes to the consolidated financial statements.

Revett Mining Company, Inc.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of United States dollars except for number of shares)

	Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
	Shares	Amount
Balance, January 1, 2013	34,492,387	$87,727	—	$(538)	$1,591	$88,780
Issue of shares for exercise of options	49,000	25		—	—	25
Issue of shares for exercise of warrants	55,000	125		—	—	125
Unrealized loss on marketable securities, net of tax	—	—		583	—	583
Stock-based compensation on options granted	—	618		—	—	618
Net loss for the year	—	—		—	(11,575)	(11,575)

Balance, December 31, 2013	34,596,387	88,495	—	45	(9,984)	78,556
Reclassification due to change in par value of common shares		(88,149)	88,149	—	—	—
Issue of shares for exercise of options	158,500	2	77	—	—	79
Issue of shares	4,499,102	45	3,292	—	—	3,337
Issue of shares for compensation	20,000	—	16	—	—	16
Reclassification of gain on sale of marketable securities, net of tax	—	—	—	(45)	—	(45)
Stock-based compensation on options granted	—	—	403	—	—	403
Net loss for the year	—	—	—	—	(61,923)	(61,923)

Balance, December 31, 2014	39,273,989	$393	$91,937	$—	$(71,907)	$20,423

See accompanying notes to the consolidated financial statements.

Revett Mining Company, Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2014 and 2013

(expressed in thousands of United States dollars unless otherwise stated)

1. Nature of operations and Liquidity

Revett Mining Company, Inc. (“Company”) (formerly known as Revett Minerals Inc.) was incorporated in Canada in August 2004 to acquire Revett Silver Company and undertake a public offering of its common shares, transactions that were completed in February 2005. Revett Silver Company, a Montana corporation, was organized in April 1999 to acquire the Troy mine (“Troy”) and the Rock Creek project (“Rock Creek”) from ASARCO Incorporated and Kennecott Montana Company, transactions that were completed in October 1999 and February 2000. Revett Mining Company changed its jurisdiction of incorporation (from Canada to Delaware) and its name (from Revett Minerals to Revett Mining Company) on February 18, 2014, following approval by shareholders at a special meeting held on January 24, 2014. The Company conducts business through four Montana corporations, all subsidiaries of its wholly-owned Revett Silver Company subsidiary: Troy Mine, Inc., RC Resources Inc., Revett Exploration, Inc. and Revett Holdings, Inc.

Troy is an underground silver and copper mine located in northwestern Montana. ASARCO operated the mine from 1981 to 1993, and then placed it on care and maintenance because of low metals prices. We restarted mining operations in late 2004 and commenced commercial production in early 2005. We operated Troy continuously until December 2012, when operations were suspended due to unstable ground conditions in portions of the mine. After an unsuccessful attempt to find an alternative route to our reserve mining areas, a decision was made to construct a new decline from the main haulage route to the North C Beds, giving access to the A and C Beds, and then continue to the undeveloped I Bed mining areas. After successfully reaching the North C Beds in the fourth quarter of 2014 and resuming limited ore production, the Company decided, due to low metal prices, to place the Troy Mine on care and maintenance. Development work to the I Beds ceased and the milling operations continued through the end of January 2015. An orderly shutdown took place during the month of February 2015 with the expectation that development and operations may resume in a more favorable metals price environment.

Liquidity Considerations and Going Concern

The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. The Company does not have sufficient cash to fund normal operations and meet debt obligations for the next twelve months without deferring payments on certain current liabilities and/or raising additional funds. The Company’s continued losses and lack of capital raise substantial doubt about the Company’s ability to continue as a going concern. Although the Company has raised some additional capital in 2014 (See Note 11), the Company has not raised sufficient external financing to meet its obligations and provide access to Troy mine ore reserves. On March 26, 2015, the Company entered into an agreement and plan of merger with Hecla Mining Company (“Hecla”), pursuant to which, and subject to the approval of the Company’s shareholders and the satisfaction of other conditions specified in the agreement, the Company would merge with and into Hecla(See Note 20 – Subsequent events). If our proposed merger with Hecla is not completed, we will necessarily have to seek additional capital or consider other alternatives, which could include liquidating some or all of our assets in order to fund our debt and capital spending requirements. There is no assurance our financing efforts will be successful under current market conditions. Our business has been materially and adversely affected by the decline in copper and silver prices and by the suspension of commercial mining operations at Troy.

Since the Troy mine has been placed into care and maintenance there is no assurance that the mine will resume production and therefore, the Company determined that there was impairment of its property, plant and equipment as of December 31, 2014 (see Note 5).

The Company’s earnings and cash flows are subject to copper and silver price volatility. In addition, the Company’s continuing operations in the long-term and the underlying value and recoverability of the Rock Creek property are dependent upon the existence of economically recoverable mineral reserves, obtaining the necessary operating permits for the Rock Creek property and future profitable production or sufficient proceeds from the sale of the Rock Creek property.

2. Changes affecting the 2014 consolidated financial statements and future accounting changes:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP.

The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our consolidated financial statements and have not yet determined the method by which we will adopt the standard in 2017.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 introduces an explicit requirement for management to assess and provide certain disclosures if there is substantial doubt about an entity’s ability to continue as a going concern. ASU 2014-15 is effective for the annual period ending after December 15, 2016. Early adoption is permitted. The Company expects to adopt this guidance when effective, and upon adoption, will evaluate going concern based on this guidance.

3. Significant accounting policies

(a) Basis of presentation:

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U. S. GAAP”) and include the accounts of the Company’s wholly-owned subsidiary, Revett Silver, and Revett Silver’s wholly owned subsidiaries. All inter-company balances and transactions have been eliminated on consolidation.

(b) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes and the disclosure of contingent assets and liabilities at the date of the financial statements. Significant areas requiring the use of estimates include the recoverability of mineral property, plant, and equipment, the determination of the reclamation, assumptions used in determining the fair value of stock-based compensation, determination of valuation allowances for recoverability of income tax assets, measurement of concentrate inventory, expected economic lives and rates for depreciation, depletion, and amortization, the fair value of certain financial instruments and the estimates of mineral reserves and mine life. Actual results may differ from these estimates.

(c) Cash and cash equivalents:

Cash and cash equivalents consist of funds deposited with various financial institutions in accordance with our cash management policy and all short-term money market instruments which, on acquisition, have an original maturity of three months or less. The Company’s cash and cash equivalents are not subject to any restrictions.

(d) Short-term investments and available for sale securities:

The Company determines the appropriate classification of investments at the time of purchase and re-evaluates such determinations at each reporting date. Marketable equity securities are categorized as available for sale and carried at fair market value with changes recorded in accumulated other comprehensive income (loss).

Realized gains and losses on the sale of securities are recognized on a specific identification basis. Unrealized gains and losses are included as a component of accumulated other comprehensive income (loss), unless an other than temporary impairment in value has occurred, in which case such accumulated loss would be charged to current period net income (loss). Unrealized gains and losses originally included in accumulated other comprehensive income are reclassified to current period net income (loss) when the sale or determination of other than temporary impairment of securities occurs.

(e) Revenue recognition:

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and no obligations remain, collection is reasonably assured, and price is reasonably determinable. When the Company is in production, copper and silver concentrates are sold under pricing arrangements where final prices are determined by quoted metal prices in periods subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement and are re-valued at each period end. Therefore, revenue from the sale of metals in concentrate are subject to mark-to-market adjustments and adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. The Company establishes a provision for losses on accounts receivable if it becomes probable it will not collect all or part of the outstanding balance. The Company has reviewed collectability of the receivable balance and concluded that no reserve for uncollectable receivables was necessary at December 31, 2014. The Company’s receivables from its one customer have had no history of un-collectability.

(f) Stock-based compensation:

The Company has an equity incentive plan which is described in Note 11. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model. Compensation costs related to stock options are included in administrative and general expenses.

(g) Loss per share:

Basic loss per common share is calculated using the weighted average number of common shares issued and outstanding during the year. Diluted loss per common share is calculated using the treasury stock method, which assumes that the proceeds to be received on exercise of outstanding stock options and warrants are used to repurchase shares of the Company at the average market price of the common shares for the year. Stock options and warrants are included in the calculation of diluted earnings per common share only if earnings are positive and to the extent the market price of the common shares exceeds the exercise price of the stock options and warrants.

(h) Foreign currency translation:

The Company’s functional currency for all subsidiaries is the United States dollar. Transactions and account balances originally stated in currencies other than the United States dollar have been translated into United States dollars as follows:

•	Revenue and expense items at the rate of exchange in effect on the dates they occur.

•	Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date.

•	Monetary assets and liabilities at the exchange rate in effect at the balance sheet date.

Transaction gains and losses are recorded in the statement of operations in the period in which they occur.

(i) Inventories:

Material and supplies are valued at the lower of average cost or market. Stockpiled ore and work-in-process inventory are valued at the lower of the average production cost or net realizable value after an allowance for additional processing costs. Finished goods inventory, which consists of copper and silver concentrate available for sale, is valued at the lower of the average production cost or net realizable value. Production costs include the cost of raw materials, direct labor, mine site overhead expenses, and depreciation and depletion of mineral property, plant, and equipment.

(j) Mineral property, plant and equipment:

Exploration costs are expensed as incurred. Costs related to the acquisition of property and mineral rights, construction of production facilities, and the development of mine infrastructure are capitalized. Costs of permitting, evaluation, and feasibility are only capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit. Specifically, drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contains proven and probable reserves are exploration expenditures and are expensed as incurred. Drilling and related costs incurred to define and delineate a residual mineral deposit that has not previously been classified as a proven or probable reserve at a development stage or production stage mine will only be capitalized when management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company when the expenditure is made.

Management evaluates whether or not there is sufficient geologic and economic certainty of being able to convert a mineral deposit into a proven or probable reserve at a development stage property, based upon the known geology and metallurgy, existing or planned mining and processing facilities, and existing operating permits and environmental programs. Costs are only capitalized when the following conditions have been met: (i) there is a probable future economic benefit to the Company; (ii) the Company has or can obtain the economic benefit and control access to it; and (iii) the transaction or event giving rise to the economic benefit has already occurred. Once commercial production has commenced, these costs are amortized using the units-of-production method based on proven and probable reserves. Production facilities and equipment are stated at cost and are depreciated using the units-of-production method at rates sufficient to depreciate the assets over their estimated useful lives, not to exceed the life of the mine to which the assets relate. Vehicles and office equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to six years. Maintenance and repairs are charged to operations as incurred.

(k) Impairment of long-lived assets:

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount exceeds the estimated undiscounted cash flows, an impairment loss is recognized based on the difference between the estimated fair value of the asset and its carrying value.

Management’s estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company’s investment in its mineral property, plant, equipment, and mine development. Management’s estimates of these factors are based on expected future conditions. Nonetheless, it is reasonably possible that in the near term, changes that would adversely affect management’s estimate of net cash flows expected to be generated from its properties could occur. At December 31, 2014 the Company determined that an impairment write down of the long-lived assets was required (See Note 5).

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized into the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount and any change in the amount or timing of the underlying cash flows. The asset retirement cost capitalized to the related asset is depreciated over the remaining life of the asset.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its accrued liabilities as evidence becomes available indicating that its remediation and reclamation obligations may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations and are accounted for as a change in estimate.

(m) Income taxes:

The Company recognizes provision for income taxes based on the asset and liability method. The Company recognizes deferred income tax assets and liabilities and the expected income tax consequences of events that have been recognized in its financial statements. Deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the periods in which the temporary differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the date of enactment. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will not be realized.

(n) Hedging instruments:

The Company may utilize derivative financial instruments to reduce cash flow risk relating to copper and silver sales.

The Company recognizes derivative financial instruments on a mark-to-market basis with changes in fair value recognized in revenues for the period. Contracts designated as held for normal purchase and sale are not accounted for as derivatives and the effect of these contracts are accounted for only in the period of settlement.

(o) Other comprehensive income:

Other Comprehensive income (loss) includes all changes in equity from non-owner sources. All the activity in other comprehensive income (loss) relates to gains and losses on available for sale securities.

4. Inventory

The major components of the Company’s inventory accounts are as follows as of December 31:

	2014	2013
Concentrate inventory	$1,248	$530
Material and supplies	3,325	3,603

	$4,573	$4,133

The Company recognized a loss of $1.2 million and $0.2 million, respectively, during the years ended December 31, 2014 and 2013 due to the decline in market value of concentrate inventory.

5. Mineral Property, Plant, Equipment, and Mine Development

The major components of the Company’s mineral property, plant, and equipment accounts as of December 31 are as follows:

	2014	2013
Troy:
Mineral reserves and development costs	$2,460	$18,322
Plant and equipment	2,320	13,931
Construction in progress	1,595	808
Buildings and structures	910	5,613

	7,285	38,674
Rock Creek:
Mineral properties	8,022	34,976
Other, corporate	953	4,330
Other, mineral properties	28	118

	16,288	78,098
Accumulated depreciation and depletion:
Troy property acquisition and development costs	—	(7,332)
Troy plant and equipment	—	(3,861)
Troy buildings and structures	—	(1,630)

	—	(12,823)
Other corporate assets	—	(167)

	—	(12,990)

	$16,288	$65,108

Due to the Troy mine being placed on care and maintenance and with no assurance that the mine will resume production, the Company determined that there was an impairment of property, plant and equipment as of December 31, 2014. The estimated fair value of the long-lived assets was determined using a market approach based on an accepted offer to sell the Company for $20.4 million (See Note 20 – Subsequent events). The impairment charge of $54.7 million was allocated to each long-lived asset class on a relative carrying value basis as per Accounting Standards Codification (“ASC”) 360-10. This impairment has resulted in a new cost basis for the property plant and equipment and future depreciation will be based on this carrying value.

During the first ten months of 2014 and all of 2013, there was no depreciation and depletion expense associated with the Troy operations because there was no production. In late 2014 the Company resumed limited mill production resulting in some depreciation in 2014. The net book value of assets under capital leases at December 31, 2014 and 2013 was nil and $2.1 million, respectively. During the years ended December 31, 2014 and 2013, the Company capitalized labor, supplies, and construction costs relating to the development of the I-Bed section of the Troy Mine.

During 2013, certain equipment at the Troy Mine with a net book value of $1.1 million was damaged and deemed unusable. Included in Other Receivables at December 31, 2013 is $1.1 million which is the minimum amount expected to be recovered from our insurance carriers. The Company received $1.9 million in 2014 from the insurance carriers.

Included in other corporate assets is Revett Holdings Inc., a wholly owned subsidiary of Revett Silver Company, mitigation lands with a carrying value of $0.8 million ($3.6 million less impairment adjustment of $2.8 million). This land and other land not essential to our mining operations are designated as grizzly bear habitat mitigation land. The property costs for Rock Creek will be amortized when the property is placed into production, or written off if Rock Creek cannot be developed.

6. Available for sale securities

Available for sale securities are comprised of publically traded common stocks which have been valued using quoted market prices in active markets. The following table summarizes the Company’s available for sale securities at December 31:

2013
Cost	$1,499
Impairment charge	(969)
Unrealized gain	70

Fair value	$600

During the year ended December 31, 2014, the Company sold all of its available for sale equity securities for approximately $1.0 million, and recognized a gain of $0.4 million. During the year ended December 31, 2013, the Company sold a portion of its available for sale equity securities for gross proceeds of approximately $0.4 million and recognized a loss of $0.4 million. In addition, the Company recognized an impairment charge of $1.0 million during 2013.

7. Warrant derivative liability

Some of the Company’s issued and outstanding common share purchase warrants had exercise prices denominated in a foreign currency (Canadian dollar). These warrants were required to be treated as a derivative liability as the amount of cash the Company was to receive on exercise of the warrants varied depending on the exchange rate. These warrants were classified as a derivative liability and recognized at fair value. Changes in the fair value of these warrants were recognized in earnings until the warrants were exercised or expired. The Company recognized a gain of $63 thousand from the change in fair value of the warrants for the year ended December 31, 2013.

During the year ended December 31, 2013, warrant holders exercised 55,000 warrants for proceeds to the Company of $0.1 million. In conjunction with this exercise, the fair value of these warrants on the date of the exercise of $0.1 million was reclassified to common stock. The remainder of the unexercised warrants expired on August 24, 2013.

The following table presents the reconciliation of the fair value of the warrants for the year ended December 31, 2013:

2013
Balance, beginning of year	$93
Gain on warrant derivatives	(63)
Warrants exercised	(30)

Balance, end of year	$—

8. Restricted cash and other assets

On March 29, 2005, the Company purchased from a North American insurance company an environmental risk transfer program (the “ERTP”). The total spending for the ERTP was $8.4 million. Of this $8.4 million paid, $6.5 million was deposited in an interest-bearing account with the insurer (the “Commutation Account”). The Commutation Account principal plus interest earned are reserved exclusively to pay the Company’s existing reclamation and mine closure liabilities at Troy. If the costs of reclaiming Troy are less than the value of the Commutation Account at that time, the Company will be entitled to a refund of the amount of the trust fund not expended. If the reclamation costs exceed the value of the Commutation Account, the insurance company will fund the excess up to a maximum limit of $16.8 million of total expenditures (including the amount funded by the Commutation Account). The policy expires in 2020 and the Company has not recorded a receivable related to the ERTP since it is not probable that any amounts will be realized from the insurance company (other than the amount in the Commutation Account) prior to the expiration of the policy. At December 31, 2014 and 2013, the Commutation Account balance was $6.5 million.

The remaining $1.9 million paid comprises premiums paid to the insurer and Montana state taxes on the ERTP transaction. This remaining amount is being amortized over the life of the Troy Mine on a units-of-production basis. At December 31, 2014, the balance for the prepaid insurance was $0.7 million, which is included in long term assets.

9. Debt and capital lease obligations

At December 31, 2014 and 2013, the balance of the Company’s long-term debt and capital lease obligations were as follows:

	2014	2013
Capital leases and note payable	$4,377	$1,289
Less current portion	(4,377)	(925)

Long term portion	$—	$364

(a) Capital leases and note payable:

The Company entered into a new note payable in August 2014. The amount borrowed was $5 million with a 30 month term and a 6.25% interest rate. Monthly principal and interest payments are $0.2 million ($2.2 million annually). The note is collateralized by certain equipment at the Troy Mine. The Company used a portion of the proceeds to pay off the two remaining capital leases which principal balances were approximately $0.4 million. The total balance is recorded as current since the Company does not anticipate being able to pay the amounts due in 2015 and therefore, will be in default on the note.

(b) Revolving credit facility:

On December 10, 2011, the Company entered into a revolving credit agreement with Societe Generale. No funds were drawn under the facility. In August 2014, the Company and Societe Generale mutually agreed to terminate this credit agreement. During the three months ended March 31, 2013, the Company expensed the remaining unamortized deferred loan fee balance of $0.6 million, which is included in interest expense.

10. Reclamation and remediation liability

The Company’s mining properties are subject to various federal and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company believes its operations are in compliance with all applicable laws and regulations.

The Company has recorded a reclamation liability for the estimated costs of reclaiming Troy. The Montana Department of Environmental Quality (“DEQ”) looks to the Company as primary obligor of the reclamation liabilities, and required the Company to post a reclamation bond in the amount of $12.9 million. The Company has purchased an environmental risk transfer program which will fund the expected reclamation and remediation liability at Troy and also provides cash collateral of $6.5 million as security to the DEQ for the required reclamation bond (Note 8).

Changes in the reclamation liability for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
Reclamation and remediation liability, beginning of year	$4,613	$5,598
Reduction in present value of liability due to mine life extension and change in estimated costs, net	(226)	(1,461)
Accretion expense	382	476

Reclamation and remediation liability, end of year	$4,769	$4,613

In 2013, the estimated end of the operating life of Troy was extended from 2020 to 2026, as a result, the increase in mineral reserves resulted in an overall decrease of the reclamation and remediation liability for 2013. In 2014, the estimated end of the operating life of Troy was extended from 2026 to 2027. The total undiscounted amount, without consideration of inflation, of the estimated future expenditures required to settle the environmental remediation obligation at December 31, 2014 was $8.5 million. The environmental remediation expenditures are expected to start beginning in 2028. Without consideration of inflation, the Company discounted the obligation using the historical discount rate at the time the reclamation liability was established of 8.5%. The incremental increase in the liability as a result of additional inflation cost due to increase in mine life was added as new layers in 2014 and 2013, and discounted at the Company’s current credit-adjusted risk-free rate of 7.25% for both layers, respectively. Other assumptions used by management to determine the carrying amount of the asset retirement obligation are: labor costs based on current market place wages required to hire contractors to carry out reclamation activities; market risk premium for unforeseeable circumstances; and the rate of inflation, over the expected years to settlement.

11. Share Capital

Common stock:

During the first quarter 2014, the Company shareholders approved a change of jurisdiction of incorporation from Canada to the United States (the “Domestication”). As a result, the Company became Revett Mining Company, Inc., a Delaware corporation. As a result of this change, a par value of $0.01 was established for shares of common stock which previously had no par value. The Company has one class of $0.01 par value common stock of which 100,000,000 are authorized for issue. The holders of common stock are entitled to receive dividends without restriction when and if declared by the board of directors. Holders of the Company’s common stock are not entitled to preemptive rights to acquire additional shares of common stock and do not have cumulative voting rights.

During the year ended December 31, 2014, the Company issued 158,500 common shares on exercise of stock options for cash proceeds of $79 thousand, issued 4,499,102 common shares on sale of common shares through a private placement for cash proceeds of $3.3 million and issued 20,000 common shares for compensation with a fair value of $16 thousand.

During the year ended December 31, 2013, the Company issued 49,000 common shares on exercise of stock options for cash proceeds of $0.03 million, and issued 55,000 common shares on exercise of warrants for cash proceeds of $0.1 million.

Preferred Stock:

The Company is authorized to issue an unlimited number of no par preferred stock. The Company’s Board of Directors is authorized to create any series and, in connection with the creation of each series, to fix by resolution the number of shares of each series, and the designations, powers, preferences, and rights; including liquidation, dividends, conversion and voting rights, as they may determine. At December 31, 2014 and 2013, no preferred stock was issued or outstanding.

Stock options:

The Company has an Equity Incentive Plan (the “Plan”), the purpose of which is to enable the Company to attract and retain employees and to provide a means of compensating those employees, directors, officers and other individuals or entities integral to the Company’s success. The Plan is administered by the Company’s Board of Directors.

The Plan requires the Company to reserve and have available for issue, 6,500,000 common shares, less that number of common shares reserved for issuance pursuant to stock options granted. The aggregate number of common shares that may be issued to any holder or awarded to any grantee under the Plan may not exceed 5% of the outstanding common shares. Vesting of options is at the discretion of the Board at the time the options are granted.

The Plan authorizes the Company to reserve and have available for issue 1,930,039 shares of common stock as of December 31, 2014 and 3,076,500 options are issued and outstanding. As of December 31, 2014, the intrinsic value of options outstanding and exercisable was $ nil. As of December 31, 2014 and 2013, there was no unrecognized compensation cost related to unvested stock options.

As of December 31, 2014, the following stock options were outstanding:

Options Granted	Options Exercisable	Exercise Price	Expiration Date
183,000	183,000	2.15	March 30, 2015
10,000	10,000	1.17	September 6, 2015
7,500	7,500	2.16	September 22, 2015
6,500	6,500	4.98	September 22, 2015
7,000	7,000	4.18	September 22, 2015
25,000	25,000	0.79	September 22, 2015
20,000	20,000	2.50	November 1, 2015
2,500	2,500	5.93	September 6, 2016
20,000	20,000	1.17	September 6, 2016
470,500	470,500	4.98	March 21, 2016
15,000	15,000	1.26	August 26, 2016
60,000	60,000	0.79	March 29, 2017
596,500	596,500	4.18	April 1, 2017
20,000	20,000	3.77	May 3, 2017
610,500	610,500	2.16	March 21, 2018
957,500	957,500	0.79	March 29, 2019
30,000	30,000	0.77	May 29, 2019
20,000	20,000	1.00	August 19, 2019
15,000	15,000	1.20	August 19, 2019

3,076,500	3,076,500	$2.50

The summary of stock options granted and outstanding is as follows:

	2014		2013
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, beginning of year	2,511,500	$3.28	2,452,000	$3.86
Granted	1,155,000	0.80	1,124,500	2.13
Cancelled or forfeited	(431,500)	3.23	(1,016,000)	3.54
Exercised	(158,500)	0.50	(49,000)	0.52

Outstanding, end of year	3,076,500	$2.50	2,511,500	$3.28

Options exercisable	3,076,500	$2.50	2,511,500	$3.28

The weighted average fair value of options granted during the years ended December 31, 2014 and 2013 was $0.35 and $0.46 per share, respectively. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

(i)	Risk-free interest rate: 0.24% to 0.68% (2013 – 0.33% to 0.97%).

(ii)	Expected life: 1.5 – 2.5 years (2013 – 2.0 – 3.0 years).

(iii)	Volatility: 69% - 87% (2013 – 52% – 60%).

(iv)	Expected dividends – nil.

The Company has utilized the simplified method to determine the expected term assumption in the fair value calculation for stock options granted during the years ended December 31, 2014 and 2013. The mid-point between the vesting date and the maximum contractual expiration date is used as the expected term under this method.

Total stock-based compensation recognized during the years ended December 31, 2014 and 2013 was $0.4 million and $0.6 million, respectively. During 2014 and 2013, a total of $0.2 million and $0.4 million stock option compensation was attributable to the Troy Mine employees and is included in the amounts reported in general and administrative expense.

Stock Purchase Warrants:

There were no stock purchase warrants outstanding at December 31, 2013. During the year ended December 31, 2014, the Company issued 2,249,549 stock purchase warrants for the purchase of common shares of Revett Mining Company, Inc. These warrants have an exercise price of $1.00 and expire in March 2016.

No warrants were exercised or expired during the year ended December 31, 2014. For the year ended December 31, 2013, no warrants were issued, 55,000 warrants were exercised and 1,108,438 warrants expired.

12. Income taxes

The Company’s income tax benefit for the years ending December 31 is as follows:

	2014	2013
Federal:
Current	$—	$20
Deferred	—	(5,250)

Total Federal	—	(5,230)

State:
Current	—	—
Deferred	—	(607)

Total income tax benefit	$—	$(5,837)

Domestic and foreign components of loss from operations before income taxes for the years ended December 31, are as follows:

	2014	2013
Domestic	$(61,835)	$(17,200)
Foreign	(88)	(212)

Total	$(61,923)	$(17,412)

The annual tax benefit is different from the amount that would be provided by applying the statutory federal income tax rate to the pre-tax loss. The reasons for the differences are as follows:

	2014		2013
Income tax at statutory rate	$(21,673)	(35.0%)	$(6,094)	(35.0%)
Effect of state taxes	(2,505)	(4.0%)	(791)	(4.4%)
Effect of foreign taxes	—	—	25	0.1%
Forfeiture of Canadian tax attributes	2,787	4.5%	—	—
Change in valuation allowance	20,878	33.7%	3,350	19.2%
Percentage depletion	—	—	(2,503)	(14.4%)
Stock based compensation	140	0.2%	179	1.0%
Other	373	0.6%	(3)	—

Income tax benefit	—	0.0%	$(5,837)	(33.5%)

The significant components of the Company’s deferred income tax assets and liabilities at December 31, 2014 and 2013 are as follows:

	2014	2013
Deferred income tax assets:
Reclamation and remediation	$1,865	$1,803
Net operating losses:
United States	20,722	16,826
Canada	—	2,764
Mineral property, plant and equipment	3,026	—
Other assets	1,330	2,015

	26,943	23,408
Valuation allowance	(26,943)	(6,065)

Deferred income tax assets	—	17,343
Deferred income tax liabilities:
Mineral property, plant, and equipment	—	(17,343)
Investments	—	(25)

Net deferred income tax liability	$—	$(25)

Current deferred tax asset (liability)	$—	$—
Long term deferred tax asset (liability)	—	(25)

Net deferred income tax liability	$—	$(25)

As of December 31, 2014 and 2013, management of the Company used the guidelines contained in ASC 740 and evaluated the positive and negative evidence available to determine whether a valuation allowance against the deferred tax assets should be established. Management has determined that the Company’s negative evidence of a cumulative loss position after significant permanent differences and the lack of future taxable income based on current conditions regarding the Troy mine outweighed the positive evidence. Management believes that it is more likely than not the deferred tax assets will not be recovered. Therefore a valuation allowance equal to 100% of the net deferred tax assets has been recorded.

At December 31, 2014 and 2013, the Company has United States net operating loss carry forwards of approximately $53.9 million and $43.8 million, respectively, that expire at various dates between 2024 and 2034. Montana State net operating losses of approximately $41.9 million and $34.4 million, respectively, expire at various dates between 2015 and 2021.

The Company has a net capital loss carry forward of approximately $0.1 million and $1.4 million that expires in 2017 and 2018, respectively, and $0.6 million of AMT credits that do not expire.

During the year ended December 31, 2014, the Company exited Canada (see Note 1). Approximately $10.6 million of Canadian net operating loss carry forwards from 2013 were forfeited at that time.

The Company has no unrecognized tax benefits as of December 31, 2014 or 2013, and there was no change in unrecognized tax benefits during the current year. The Company has not provided for any interest or penalties associated with any uncertain tax positions. If interest and penalties were to be assessed, the Company’s policy is to charge interest to interest expense, and penalties to other operating expense. It is not anticipated that there will be any significant changes to unrecognized benefits within the next 12 months. Currently tax years 2012-2014 remain open for examination by the United States taxing authorities. Net operating losses prior to 2012 could be adjusted during an examination of open years.

13. Comprehensive income

The components of other comprehensive income for the years ended December 31, are as follows:

	2014	2013
Unrealized gain (loss) on available for sale securities before tax	$359	$(479)

Deferred tax benefit (expense)	—	168

Unrealized gain (loss) on available for sale securities, net of tax	359	(311)

Reclassification of net (gain) loss on sale included in net loss	(429)	1,376
Deferred tax provision	25	(482)

Unrealized (gain) loss on available for sale securities, net of tax	$(45)	$583

14. Derivative instruments

Concentrate Sales Contracts

The Company enters into concentrate sales contracts with third-party buyer. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices and the provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates at the forward price at the time of sale. The embedded derivative, which is the final settlement based on a future price, does not qualify for hedge accounting. These embedded derivatives are recorded in Concentrate settlement and other receivables on the consolidated balance sheet and are adjusted to fair value through earnings each period until the date of final settlement.

Warrant Derivative Liabilities

Some of the Company’s issued and outstanding common share purchase warrants have exercise prices denominated in a foreign currency (Canadian dollar). These warrants are required to be treated as a derivative liability as the amount of cash the Company will receive on exercise of the warrants will vary depending on the exchange rate. These warrants are classified as a derivative liability and recognized at fair value. See discussion of the warrant derivative liabilities in Note 7.

The following represent changes in fair value gains on derivative instruments during the year ended December 31, 2013:

2013
Revenue	$628
Gain on warrant derivative	63

15. Commitments and Contingencies

Litigation

As at December 31, 2014, there are no legal proceedings outstanding for either the Company or any of its subsidiaries.

Operating Leases

The Company has entered into a number of operating leases relating to equipment used in the production and transportation of the copper concentrate produced at Troy. All such leases expire in 2015 and many may be renewed annually. Total operating lease expense recognized for the years ended December 31, 2014 and 2013 was $0.4 million and $0.4 million, respectively. The obligations in 2015 under the terms of these leases are $0.4 million.

Royalty

There is a 3% gross smelter return payable to Royal Gold over the life of the Troy Mine commencing with production on and after July 1, 2010. There is also a 1% net smelter return payable to Royal Gold over the life of the Rock Creek Mine commencing when commercial production is achieved.

Retirement Plan

The Company maintains a discretionary defined contribution plan, which is available to all employees after completion of one month of service. The Company may, at its discretion, match an employee’s contribution up to 5% of the employee’s compensation. The Company can also choose to make additional contributions. The Company’s contributions were approximately $0.2 million in 2014 and $0.2 million in 2013.

16. Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, available for sale securities, restricted cash, and accounts payable and accrued liabilities approximate fair value due to their short time to maturity or ability to immediately convert them to cash in the normal course. The carrying value of concentrate settlement payable or receivable is marked to market each month using quoted forward prices as of the last trading day of each month, and accordingly are recognized at fair value. The carrying values of capital lease and notes payable obligations approximate fair market values as they are based on market rates of interest.

The Company classifies financial instruments recognized at fair value in accordance with a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair Value Measurement on a Recurring Basis
	Fair value at December 31, 2014
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$2,896	$2,896	$—	$—

	Fair value at December 31, 2013
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$7,951	$7,951	$—	$—
Available for sale securities	600	600	—	—

The Company’s cash and cash equivalent instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

The Company’s available for sale securities are valued using quoted market prices, and accordingly, are included in Level 1.

The Company’s concentrate receivable, which includes provisionally priced sales, are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, and correlations of such inputs. Such instruments are typically classified within Level 2 of the fair value hierarchy.

At December 31, 2014, the Company recorded an impairment loss on its property and equipment based upon its estimated fair value as follows:

Fair Value Measurement on a Nonrecurring Basis
	December 31, 2014
	Level 3	Impairment Loss Recognized
Property and Equipment	$16,288	$54,724

The net carrying value of property and equipment was $71.0 million prior to the impairment loss. The estimated fair value at December 31, 2014 was determined using the market approach which was based upon an accepted offer to sell the Company (See Note 20 – Subsequent events). The key variable utilized was the price per share included in the accepted offer. Because the fair value was based on unobservable inputs, the valuation is classified within Level 3 of the fair value hierarchy.

17. Segment Information

The Company considers itself to operate in a single segment being copper and silver mining and related activities including exploration, development, mining, and processing. All revenues earned and mineral, property, plant and equipment are located in the United States. For all periods presented, all revenues and concentrate settlements receivable are from one customer pursuant to a concentrate sales agreement.

18. Loss Per Common Share

Options and warrants to purchase 5,326,049 and 2,511,500 shares of the Company’s common stock were excluded from the computation of diluted earnings per share for the year ended December 31, 2014 and 2013, respectively, because they were anti-dilutive.

19. Related Party Transactions

Trafigura AG has a contract to purchase the silver and copper concentrates produced at Troy. Trafigura Beheer B.V., which is affiliated with Trafigura AG, is the beneficial owner of more than five percent of our outstanding common shares, and is therefore a related party. Trafigura AG did not pay us anything during the years ended December 31, 2014 and 2013, owing to the fact that we produced no concentrate at Troy during the period.

20. Subsequent Events

On March 26, 2015, the Company entered into an agreement and plan of merger with Hecla, pursuant to which, and subject to approval of the Company’s shareholders and the satisfaction of other conditions specified in the agreement, the Company would merge with and into Hecla in a share exchange transaction in which the Company’s stockholders would receive 0.1622 share of Hecla common stock for each share of common stock of the Company. Total consideration of $0.52 per share is payable in shares of Hecla’s common stock using an exchange ratio of 0.1622 of a share for every share of the Company. The total fair value of this offer is approximately $20.4 million. This offer to merge is not complete and is subject to the Company’s shareholders approval, which may or may not happen until mid-2015.

Appendix A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

REVETT MINING COMPANY, INC.

HECLA MINING COMPANY,

and

RHL HOLDINGS, INC.

Dated as of

March 26, 2015

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (the “Agreement”), is entered into as of March 26, 2015, by and among Revett Mining Company, Inc., a Delaware corporation (the “Company”), Hecla Mining Company, a Delaware corporation (“Parent”), and RHL Holdings, Inc., a Delaware corporation and a wholly-owned Subsidiary (as defined below) of Parent (“Merger Sub”). Each of Parent, Merger Sub and the Company are referred to herein as a “Party” and together as “Parties.”

RECITALS

WHEREAS, the Board of Directors of the Company (the “Company Board”) has determined that it is in the best interests of the Company and its shareholders, and has declared it advisable, to enter into this Agreement with Parent and Merger Sub providing for the merger (the “Merger”) of Merger Sub with and into the Company in accordance with the General Corporation Law of the State of Delaware (“DGCL”), and the Company Board has approved this Agreement, upon the terms and subject to the conditions set forth herein, and has, upon such terms and subject to such conditions, recommended that the shareholders of the Company vote in favor of the approval of the principal terms of this Agreement and the Merger;

WHEREAS, the Board of Directors of Merger Sub has unanimously approved and declared advisable this Agreement;

WHEREAS, Parent, on its own behalf and as the sole shareholder of Merger Sub, has adopted this Agreement and approved the Merger and the other transactions contemplated hereby;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain shareholders of the Company are entering into a Shareholders Agreement with Parent substantially in the form of Exhibit A attached hereto (the “Shareholders Agreement”); and

WHEREAS, Parent, Merger Sub and the Company wish to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

Article 1

Defined Terms and Interpretation

Section 1.1 Definitions. For purposes of this Agreement, the term:

“Affiliate” shall mean, as to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), when used with respect to a specific Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” shall have the meaning set form in the Preamble.

“Book-Entry Shares” shall have the meaning set forth in Section 3.3.2.

“Business Day” shall mean any day that is not a Saturday, Sunday, or a legal holiday under the Laws of the State of Idaho or the State of Delaware.

“Canadian Securities Laws” shall mean, as applicable, the securities legislation and securities laws of each of the Provinces and Territories of Canada and the regulations and rules made thereunder and all published policy statements, blanket orders, notices, directions and rulings issued or adopted by the applicable securities commissions and other securities regulatory authorities in each of such Provinces and Territories, as now in effect and as they may be promulgated or amended from time to time.

“Capitalization Date” shall have the meaning set forth in Section 4.2.1.

“Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Certificates” shall have the meaning set forth in Section 3.3.2.

“Charter Documents” shall mean the certificate of incorporation (including any certificate of designations), bylaws or like organizational documents, each as amended to date.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Closing” shall have the meaning set forth in Section 2.2.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company Acquisition Agreement” shall have the meaning set forth in Section 6.4.1.

“Company Adverse Recommendation Change” shall have the meaning set forth in Section 6.4.1.

“Company Balance Sheet Date” shall mean December 31, 2013.

“Company Board” shall have the meaning set forth in the Recitals.

“Company Contract” shall have the meaning set forth in Section 4.10.1.

“Company Disclosure Schedule” shall have the meaning set forth in Article 4.

“Company Employee Plans” shall have the meaning set forth in Section 4.9.1.

“Company Employee” shall have the meaning set forth in Section 4.9.1.

“Company Expenses” shall have the meaning set forth in Section 8.4.3.

“Company Financial Statements” shall have the meaning set forth in Section 4.6.2.

“Company IP Agreements” shall mean all licenses, sublicenses, consent to use agreements, covenants not to sue and permissions and other Contracts, including the right to receive royalties or any other consideration, whether written or oral, relating to Intellectual Property and to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries is a licensor or licensee.

“Company Leased Premises” shall have the meaning set forth in Section 4.15.1.

“Company Material Adverse Effect” shall mean any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Company Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; or (d) general conditions in the industry in which the Company and its Subsidiaries operate; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses.

“Company Owned Properties” shall have the meaning set forth in Section 4.15.1.

“Company Permits” shall mean all licenses, clearances, authorizations and approvals from Governmental Entities owned or held by the Company and its Subsidiaries required to conduct their businesses or to use and occupy each Company Property for the business currently being conducted thereon.

“Company Properties” shall have the meaning set forth in Section 4.15.1.

“Company Recommendation” shall have the meaning set forth in Section 4.3.2.

“Company Representatives” shall have the meaning set forth in Section 6.3.1.

“Company Securities” shall have the meaning set forth in Section 4.2.2(ii).

“Company Securities Filings” shall have the meaning set forth in Section 4.6.1.

“Company Shareholders’ Meeting” shall have the meaning set forth in Section 6.2.2.

“Company Stock” shall have the meaning set forth in Section 3.1.1.

“Company Stock Option” shall have the meaning set forth in Section 3.2.1.

“Company Stock Plan” shall mean the Revett Minerals Inc. Amended and Restated Equity Incentive Plan dated June 21, 2011.

“Company” shall have the meaning set forth in the Preamble.

“Confidentiality Agreement” shall have the meaning set forth in Section 6.3.2.

“Contract” shall mean any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases or other binding instruments or binding commitments, whether written or oral.

“DGCL” shall have the meaning set forth in the Recitals.

“Effective Time” shall have the meaning set forth in Section 2.3.

“Enforceability Limitations” shall have the meaning set forth in Section 4.3.1.

“Environmental Laws” shall have the meaning set forth in Section 4.12.

“Equity Interest” shall mean any share, capital stock, partnership or membership unit or similar interest in any entity and any option, warrant, right, or security convertible, exchangeable or exercisable therefor.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any Person, any other Person that, together with such first Person, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 3.3.1.

“Exchange Ratio” shall have the meaning set forth in Section 3.1.1.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority.

“Indemnified Party” shall have the meaning set forth in Section 6.9.1.

“Insurance Policies” shall have the meaning set forth in Section 4.22.

“Intellectual Property” shall mean all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights; (b) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights; (c) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing; (d) trade secrets and business, technical and know-how information, databases, data collections, and drawings, including any reports issued by any mining consultant, including SRK Consulting, with respect to the Troy Mine or the Rock Creek Project, and other confidential and proprietary information and all rights therein; (e) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation; and (f) Internet domain name registrations.

“Knowledge” shall mean, when used with respect to an entity, the actual or constructive knowledge of any officer or director, after due inquiry and when used with respect to an individual, the actual or constructive knowledge of such individual, after due inquiry.

“Law” shall mean any domestic or foreign laws, common law, statutes, ordinances, rules, regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Entity.

“Legal Action” shall mean claims, actions, suits, arbitration, proceedings or investigations.

“Liability” shall mean any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, known or unknown, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Liens” shall mean, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer and security interests of any kind or nature whatsoever.

“Maximum Premium” shall have the meaning set forth in Section 6.9.3.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration Closing Value” shall mean the (a) the closing price of Parent Common Stock on the NYSE on the trading day immediately preceding the Closing Date, multiplied by (b) the Exchange Ratio.

“Merger Consideration” shall have the meaning set forth in Section 3.1.1.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Mineral Properties” shall have the meaning set forth in Section 4.16.1.

“Mineral Rights” shall mean those mineral and metal concessions, claims, leases, licenses, permits, access rights, development rights and other rights and interests held, under the control of, or used by the Company or its Subsidiaries and necessary to explore for, develop, classify, mine, process or produce minerals, ore or metals for development purposes on the Mineral Properties.

“Notice Period” shall have the meaning set forth in Section 6.4.4.

“NYSE” shall mean the New York Stock Exchange.

“NYSE MKT” shall mean the New York Stock Exchange/Market Division.

“Order” shall mean any order, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding of any Governmental Entity.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Common Stock” shall mean the common stock, par value $0.25 per share, of Parent.

“Parent Disclosure Schedule” shall have the meaning set forth in Article 5.

“Parent Expenses” shall have the meaning set forth in Section 8.4.1.

“Parent Preferred Stock” shall have the meaning set forth in Section 5.2.

“Parent Representatives” shall have the meaning set forth in Section 6.3.1.

“Parent Securities Filings” shall have the meaning set forth in Section 5.10.1.

“Parent Stock Option Plans” shall mean Parent’s 2010 Stock Incentive Plan and Parent’s 1995 Option Plan for Non-employee Directors.

“Parent Stock Options” shall mean options to purchase shares of Parent Common Stock granted under the Parent Stock Option Plans.

“Party” shall have the meaning set forth in the Preamble.

“Permitted Liens” shall mean (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, and (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation.

“Person” shall mean any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term includes a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Property Agreements” shall mean the leases, licenses, options, purchase and sale agreements or other instruments pursuant to which any of the Mineral Properties or Mineral Rights are held.

“Proxy Statement” shall have the meaning set forth in Section 6.2.1.

“Real Property Leases” shall have the meaning set forth in Section 4.15.1.

“Representative” shall have the meaning set forth in Section 6.3.1.

“Rock Creek Project” shall have the meaning set forth in Section 4.15.2.

“S-4” shall have the meaning set forth in Section 6.2.1.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder).

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder Approval” shall have the meaning set forth in Section 4.3.1.

“Shareholders Agreement” shall the meaning set forth in the Recitals.

“Stock Merger Exchange Fund” shall have the meaning set forth in Section 3.3.1.

“Subsidiary” or “Subsidiaries” of any Person shall mean any corporation, limited liability company, partnership or other legal entity of which such Person (either alone or through or together with any other Affiliate or Subsidiary thereof) owns, directly or indirectly, a majority of the stock or other Equity Interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” shall mean a bona fide written Takeover Proposal involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, of greater than ninety percent 90% of the Company’s consolidated assets or greater than ninety percent (90%) of the outstanding Company Stock, that the Company Board determines in good faith (after consultation with outside legal counsel and an independent financial advisor) is more favorable from a financial point of view to the holders of Company Stock than the transactions contemplated by this Agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Takeover Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, (d) the other terms and conditions of such Takeover Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Takeover Proposal deemed relevant by the Company Board and (e) any revisions to the terms of this Agreement and the Merger proposed by Parent during the Notice Period set forth in Section 6.4.4.

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Takeover Proposal” shall mean a proposal or offer from, or indication of interest in making a proposal or offer by, any Person (other than Parent and its Subsidiaries, including Merger Sub) relating to any (a) direct or indirect acquisition of assets of the Company or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to fifteen percent (15%) or more of the fair market value of the Company’s consolidated assets or to which fifteen percent (15%) or more of the Company’s net revenues or net income on a consolidated basis are attributable, (b) direct or indirect acquisition of fifteen percent (15%) or more of the voting equity interests of the Company, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) fifteen percent (15%) or more of the voting equity interests of the Company, (d) merger, consolidation, other business combination or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Person would own fifteen percent (15%) or more of the consolidated assets, net revenues or net income of the Company, taken as a whole, or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company.

“Taxes” shall mean all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” shall mean any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” shall have the meaning set forth in Section 8.1(ii)(b).

“Termination Fee” shall have the meaning set forth in Section 8.4.1.

“Third Party” shall mean any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) other than the Company, Parent or Merger Sub or any of their Subsidiaries.

“Troy Mine” shall mean the underground silver and copper mine located in Lincoln County, Montana, and all related mill, infrastructure, and property (personal and real).

“TSX” shall mean the Toronto Stock Exchange.

“Voting Debt” shall have the meaning set forth in Section 4.2.3.

“Warrants” shall have the meaning set forth in Section 3.2.2.

Section 1.2 Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply:

(a) Unless otherwise indicated, all underlined references to Articles, Sections, Schedules, Exhibits, clauses and Parties are references to articles, sections or subsections, schedules, exhibits and clauses of and parties to, this Agreement;

(b) references to any Person include references to such Person’s successors and permitted assigns;

(c) words importing the singular include the plural and vice versa;

(d) words importing one gender include the other gender;

(e) references to months are to calendar months;

(f) the words “include,” “includes” or “including” and words of similar import mean “include, without limitation,” “includes, without limitation,” or “including, without limitation,” regardless of whether any reference to “without limitation” or words of similar import is made;

(g) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(h) references to “$” or “dollars” refer to U.S. dollars;

(i) a defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(j) references to any specific provision of any Law shall also be deemed to be references to any successor provisions or amendments thereof and to any rules or regulations promulgated thereunder;

(k) the word “or” is not exclusive and is used in the inclusive sense of “and/or,” and

(l) the phrase “made available” shall mean provided by the Company for posting to the Files-To-Go datasite administered by Parent.

Article 2

The Merger

Section 2.1 The Merger. At the Effective Time, upon the terms and subject to satisfaction or valid waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the corporation surviving the Merger (the “Surviving Corporation”).

Section 2.2 Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place on a day that is a Business Day (a) at the offices of Parent, no later than the second Business Day following the satisfaction of the conditions set forth in Article 7 (other than (i) those conditions that are waived in accordance with the terms of this Agreement by the Party or Parties for whose benefit such conditions exist and (ii) any such conditions that, by their terms, are not capable of being satisfied until the Closing) or (b) at such other place, time and/or date as the Parties may otherwise agree; provided, however, that this Agreement may be terminated pursuant to and in accordance with Section 8.1 such that the Parties shall not be required to effect the Closing. The date upon which the Closing shall occur is referred to herein as the “Closing Date.”

Section 2.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent and Merger Sub Shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, immunities, powers franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 2.5 Certificate of Incorporation; Bylaws. At the Effective Time, the Certificate of Incorporation of the Company (as amended), as in effect on the date hereof, shall be amended in its entirety to read as set forth on Exhibit B hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided therein and by applicable law. At the Effective Time, the by-laws of Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation, until thereafter amended as provided therein and by applicable Law.

Section 2.6 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Article 3

Conversion of Securities; Exchange of Certificates

Section 3.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any of their shareholders, the following shall occur.

Section 3.1.1 Conversion Generally. Each share of common stock of the Company, par value $0.01 per share (“Company Stock”), issued and outstanding immediately prior to the Effective Time (other than any shares of Company Stock to be canceled pursuant to Section 3.1.2), shall be converted into the right to receive 0.1622 (the “Exchange Ratio”) shares of Parent Common Stock (the “Merger Consideration”). All shares of Company Stock that have been converted into the right to receive the Merger Consideration as provided in this Section 3.1.1 shall as of the Effective Time no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Certificate and each Book-Entry Share which immediately prior to the Effective Time represented such shares shall thereafter represent only the right to receive the Merger

Consideration therefor in accordance with the terms of this Agreement. Certificates and Book-Entry Shares previously representing shares of Company Stock (other than any shares of Company Stock to be canceled pursuant to Section 3.1.2) shall be exchanged for the Merger Consideration, without interest, upon the surrender of such Certificates or Book-Entry Shares in accordance with the provisions of Section 3.3.

Section 3.1.2 Cancellation of Certain Shares. Each share of Company Stock held (i) by Parent, Merger Sub, any Subsidiary of Parent or Merger Sub, (ii) in the treasury of the Company, or (iii) by any Subsidiary of the Company immediately prior to the Effective Time shall be automatically canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

Section 3.1.3 Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

Section 3.1.4 Change in Shares. If between the date of this Agreement and the Effective Time the outstanding shares of Company Stock, or securities convertible or exchangeable into or exercisable for shares of Company Stock, shall have been changed into a different number of shares or a different class in accordance with this Agreement, by reason of any stock dividend (excluding, for the avoidance of doubt, cash dividends), subdivision, reclassification, recapitalization, split, reverse split, combination, exchange of shares or any other similar transaction, the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, exchange of shares or other similar transaction.

Section 3.2 Treatment of Stock Options and Warrants.

Section 3.2.1 Stock Options. At the Effective Time, each option (each, a “Company Stock Option”) to purchase shares of Company Stock granted under the Company Stock Plan that is outstanding immediately prior to the Effective Time (whether or not vested) that has an exercise price per share greater than the Merger Consideration (which is applicable to all Company Stock Options) shall be cancelled without any payment being made in respect thereof.

Section 3.2.2 Warrants. At the Effective Time, and in accordance with the terms of each warrant to purchase shares of Company Stock that is listed on Section 4.2.3 of the Company Disclosure Schedule (collectively, the “Warrants”) and that is issued and outstanding immediately prior to the Effective Time, unless otherwise elected by the holder of any such Warrant, Parent shall cause the Surviving Corporation to issue a replacement warrant to each holder thereof providing that such replacement warrant shall be exercisable for shares of Parent Common Stock (without interest, and subject to deduction for any required withholding Tax, and no issuance of fractional shares and the number of such shares rounded down) with a value equal to the product of (i) the Exchange Ratio and (ii) the number of shares subject to such Warrant, with an exercise price of $6.17 per share of Parent Common Stock pursuant to and in accordance with such holder’s Warrant (as amended). From and after the Closing, Parent shall cause the Surviving Corporation to comply with all of the terms and conditions set forth in each such replacement warrant. Prior to the Closing, the board of directors of the Company shall approve amendments to the Warrants to reflect the treatment of the Warrants pursuant to this Section 3.2.2 pursuant to and in accordance with Section 14(d) of the Warrants.

Section 3.2.3 Termination of Company Stock Plans. Prior to the Effective Time, the Company shall provide such notice, if any, to the extent required under the terms of the applicable Company Stock Plans, obtain any necessary consents, adopt applicable resolutions, amend the terms of the Company Stock Plans or any outstanding awards, and take all other appropriate actions to: (i) give effect to the transactions contemplated in Sections 3.2.1 and Section 3.2.2; (ii) terminate the Company Stock Plans as of the Effective Time; and (iii) ensure that after the Effective Time, neither any holder of Company Stock Options or Warrants, any beneficiary thereof, nor any other participant in any Company Stock Plan shall have any right thereunder to acquire any securities of the Company or to receive any payment or benefit with respect to any award previously granted under the Company Stock Plans, except as provided in Sections 3.2.1 and Section 3.2.2. As of the Effective Time, all Company Stock Plans shall be terminated and no further awards or other rights shall be granted thereunder.

Section 3.3 Exchange of Certificates.

Section 3.3.1 Exchange Agent. Prior to the Closing Date, Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging shares of Company Stock for Merger Consideration. Prior to the Effective Time, Parent shall make available to the Exchange Agent, for the benefit of the holders of shares of Company Stock, shares of Parent Common Stock and cash in an amount equal to the aggregate Merger Consideration to be paid pursuant to this Article 3 (the certificates representing the shares of Parent Common Stock comprising such aggregate Merger Consideration and the cash in lieu of fractional shares being referred to hereinafter as the “Stock Merger Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration out of the Stock Merger Exchange Fund. The Stock Merger Exchange Fund shall not be used for any purpose other than as set forth in this Agreement.

Section 3.3.2 Exchange Procedures. Promptly following the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Stock (the “Certificates”) or of non-certificated shares of Company Stock represented by book-entry (“Book-Entry Shares”) (a) a letter of transmittal in customary form, which shall be subject to the reasonable approval of the Parties prior to the Effective Time, and (b) instructions for use in effecting the surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of Certificates (or affidavits of loss and appropriate bonds in lieu thereof), or in the case of Book-Entry Shares, upon adherence to the applicable procedures set forth in the letter of transmittal, for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Exchange Agent or pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration, without interest, allocable to such Certificates or Book-Entry Shares, and the Certificates or Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such shares of Company Stock is presented to the Exchange Agent (or in the case of Book-Entry Shares, upon adherence to the applicable procedures set forth in the letter of transmittal), accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 3.3, each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration allocable to such Certificates or Book-Entry Shares. No dividends or other distributions with respect to Parent Common Stock issued in the Merger having a record date after the Effective Time and payable to the holders of record thereof after the Effective Time will be paid to Persons entitled by reason of the Merger to receive Parent Common Stock until such Persons surrender their Certificates (or in the case of Book-Entry Shares, upon adherence to the applicable procedures set forth in the letter of transmittal) as provided in this Section 3.2.2. Upon such surrender, there shall be paid to the Person in whose name the Merger Consideration is issued any dividends or other distributions having a record date after the Effective Time and payable with respect to such Parent Common Stock between the Effective Time and the time of such surrender. After such surrender, at the appropriate payment date, there shall be paid to the Person in whose name the Merger Consideration is issued any dividends or other distributions on such Parent Common Stock with a payment date after such surrender which shall have a record date after the Effective Time. In no event shall the Persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

Section 3.3.3 Further Rights in Company Stock. All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Stock.

Section 3.3.4 Termination of Stock Exchange Fund. Any portion of the Stock Merger Exchange Fund (including any interest received with respect thereto) which remains undistributed to the holders of Company Stock on the day that is six months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock who have not theretofore complied with this Article 3 shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws) for payment of the Merger Consideration, without any interest thereon.

Section 3.3.5 No Liability. Neither the Exchange Agent nor any of the Parties shall be liable to any holder of shares of Company Stock entitled to payment of the Merger Consideration under this Article 3 for any Merger Consideration (including any interest or cash in lieu of fractional shares) from the Stock Merger Exchange Fund properly delivered to a public official pursuant to any abandoned property, escheat or similar Law. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such Parent Common Stock for the account of the Persons entitled thereto.

Section 3.3.6 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in the form required by the Exchange Agent and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made with respect to such lost, stolen or destroyed Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration without any interest thereon.

Section 3.3.7 Withholding. Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Stock such amounts as Parent, the Surviving Corporation, or the Exchange Agent are required to deduct and withhold under the Code, or any applicable provision of state, local or foreign tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Corporation, or the Exchange Agent and paid over to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Stock in respect of whom such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent, as the case may be.

Section 3.4 No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger. If a holder of shares of Company Stock is entitled to receive any fractional share of Parent Common Stock based on application of the Exchange Ratio to the total number of shares of Company Stock held by such holder immediately prior to the Effective Time, the holder will be entitled to receive cash in lieu of fractional shares based on the Merger Consideration Closing Value.

Section 3.5 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Stock outstanding on the records of the Company prior to the Effective Time. From and after the Effective Time, the holders of Certificates and Book-Entry Shares shall cease to have any rights with respect to the shares of Company Stock represented thereby except as otherwise provided herein or by Law. From and after the Effective Time, any Certificates presented to the Exchange Agent, Parent or the Surviving Corporation for transfer or any other reason shall be cancelled and exchanged for the applicable Merger Consideration as provided in, and in accordance with, this Article 3.

Article 4

Representations and Warranties of the Company

Except as set forth in the Company disclosure schedule delivered by the Company to Parent on the date hereof (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization and Qualification; Standing and Power; Charter Documents; Minutes; Subsidiaries.

Section 4.1.1 Organization and Qualification; Standing and Power. The Company and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company or other organizational, as applicable, power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed, or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries.

Section 4.1.2 Charter Documents. The Company has delivered or made available to Parent a true and correct copy of the Charter Documents of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Charter Documents.

Section 4.1.3 Minutes. The Company has made available to Parent true and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, a brief summary of the meeting) of all meetings of stockholders, the Company Board and each committee of the Company Board since August 25, 2004 and stock records books of the Company and its Subsidiaries. The minute books of the Company and its Subsidiaries contain true, correct and complete records of all meetings of the Company, the Company Board and any committees of the Company Board, and the stockholders of the Company and no meeting, or action taken by written consent, of the Company Board or committee or stockholders of the Company (as applicable) has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company and its Subsidiaries.

Section 4.1.4 Subsidiaries. Section 4.1.4 of the Company Disclosure Schedule lists each of the Subsidiaries of the Company as of the date hereof and its place of organization. Company, directly or indirectly, owns one hundred percent (100%) of the outstanding Equity Interest of each Subsidiary of the Company. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company have been validly issued, were issued free of pre-emptive rights and are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 4.2 Capital Structure.

Section 4.2.1 Capital Stock. The entire authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.01 per share, of which 39,273,989 shares are issued and outstanding as of the close of business on March 25, 2015 (the “Capitalization Date”) and no shares are held in treasury and 25,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding and no shares are held in treasury. All of the outstanding shares of Company Stock have been duly authorized, are validly issued, fully paid, and nonassessable, and have been issued in compliance with all applicable Laws and are not subject to any pre-emptive rights. The Company is not a party or subject to any agreement or understanding, and there is no agreement or understanding between any Persons, that affects or relates to the voting or giving of written consents with respect to any securities of the Company or the voting by any director of the Company. No Subsidiary of the Company owns any Company Stock.

Section 4.2.2 Stock Options.

(i) As of the Capitalization Date, an aggregate of 6,500,000 shares of Company Stock were subject to issuance pursuant to Company Stock Options granted under the Company Stock Plan. Section 4.2.2(i) of the Company Disclosure Schedule sets forth a true, correct, and complete list of each outstanding Company Stock Option granted under the Company Stock Plan and (a) the name of the holder of such Company Stock Option, (b) the number of shares of Company Stock subject to such outstanding Company Stock Option, (c) the exercise price of such Company Stock Option, (d) the date on which such Company Stock Option was granted or issued, (e) the applicable vesting schedule, and the extent to which such Company Stock Option is vested and exercisable as of the date hereof, and (g) the date on which such Company Stock Option expires. All shares of Company Stock subject to issuance under the Company Stock Plan, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(ii) Each outstanding Company Stock Option was granted under the Company Stock Plan and the Company Stock Plan provides that in the event of a Corporate Change (as defined in the Company Stock Plan), the Company has the power to cancel any Company Stock Option that has an exercise price that is less than the per share consideration to be paid under the terms of the Corporate Change transaction, and there are no agreements with any holder of Company Stock Options to the contrary. There are no Company Stock Options that have a per share exercise price that is less than the per share Merger Consideration and as of the Closing all Company Stock Options will be canceled and the holders thereof will not be entitled to any Merger Consideration or have any other rights after the Closing with respect to Company Stock Options.

(iii) Other than the Company Stock Options and the Warrants there are no outstanding (a) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt or shares of capital stock of the Company, (b) options, warrants or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Company or (c) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Company, in each case that have been issued by the Company or its Subsidiaries (the items in clauses (a), (b) and (c), together with the capital stock of the Company, being referred to collectively as “Company Securities”). All outstanding shares of Company Stock, all outstanding Company Stock Options, all outstanding Warrants, and all outstanding shares of capital stock, voting securities or other ownership interests in any Subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(iv) There are no outstanding Contracts requiring the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting, shareholder rights or other similar agreement with respect to any Company Securities.

Section 4.2.3 Voting Debt; Warrants. No bonds, debentures, notes or other indebtedness issued by the Company or any of its Subsidiaries (i) having the right to vote on any matters on which stockholders or equityholders of the Company or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of the Company or any of its Subsidiaries, are issued or outstanding (collectively, “Voting Debt”). An aggregate of 2,249,550 shares of Company Stock are subject to, and 2,249,550 shares of Company Stock are reserved for issuance upon exercise of, the Warrants and all such

Warrants were granted pursuant to the forms of Warrants for United States residents or Canadian residents made available to Parent. Section 4.2.3 of the Company Disclosure Schedule sets forth a true, correct, and complete list of each outstanding Warrant and (a) the name of the holder of such Warrant, (b) the number of shares of Company Stock subject to such outstanding Warrant (c) the exercise price of such Warrant, (d) the date on which such Warrant was granted or issued, and (e) the date on which such Warrant expires.

Section 4.3 Authority.

Section 4.3.1 Company Authorization. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than (a) the affirmative vote of holders of a majority of the outstanding shares of Company Stock to approve the principal terms of this Agreement and the Merger (the “Shareholder Approval”) and (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming this Agreement is a valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to the effect of bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or remedies and the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), and the discretion of the court before which a proceeding is brought (the “Enforceability Limitations”).

Section 4.3.2 Board Action. Subject to Section 6.4, the Special Committee comprised of the independent members of the Company Board, by resolutions duly adopted at meetings duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions provided for herein are fair to and in the best interest of the Company and the holders of Company Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and (iii) resolved to recommend in accordance with applicable Law that the holders of Company Stock vote in favor of the approval of this Agreement and the Merger (the “Company Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Shareholders Meeting.

Section 4.4 No Conflict; Required Filings and Consents.

Section 4.4.1 No Conflict. The execution, delivery and performance by the Company of this Agreement do not, and the consummation by the Company of the transactions contemplated hereby will not, (i) assuming the Shareholder Approval is obtained, contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries, (ii) assuming that all consents, approvals and authorizations described in Section 4.4.2 have been obtained prior to the Effective Time and all filings and notifications described in Section 4.4.2 have been made and any waiting periods thereunder have terminated or expired prior to the Effective Time, conflict with or violate any Law applicable to the Company or by which any property or asset of the Company is bound or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, suspension, revocation, amendment, acceleration or cancellation of, or result in the creation of any Liens on any property or asset of the Company, other than Permitted Liens, pursuant to any Contract to which the Company is a party or by which any of its properties or assets are bound, except where the failure to be in compliance with the foregoing, would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries.

Section 4.4.2 Consents. The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the transactions contemplated hereby will not, require the Company to obtain any consent, approval or authorization of, or make any filing with or notification to, any Governmental Entity, except (i) under the Exchange Act (including the filing of the Proxy Statement and the S-4) and any applicable state securities, takeover or “blue sky” Laws, (ii) the filing and recordation of the Certificate of Merger or other documents as required by the DGCL, and (iii) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications would not individually or in the aggregate, reasonably be expected to have a material adverse impact on the Company and its Subsidiaries.

Section 4.5 Compliance with Laws; Permits.

Section 4.5.1 Compliance with Laws. The Company and each of its Subsidiaries is and, since January 1, 2010, has been, in material compliance with all Laws or Orders applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound. Since January 1, 2010, no Governmental Entity has issued any notice or notification stating that the Company or any of its Subsidiaries is not in material compliance with any Law.

Section 4.5.2 Permits. Section 4.5.2 of the Company Disclosure Schedule sets forth a true, correct and complete list of all the material Company Permits. The Company and its Subsidiaries hold, to the extent legally required to operate their respective businesses, all Company Permits. No suspension or cancellation of any Permits of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is and has been in material compliance with the terms of all Company Permits. Neither the transactions contemplated by this Agreement, nor to the Company’s Knowledge, any other event has occurred that, with or without notice or lapse of time or both, would or would reasonably be expected to result in the revocation, suspension, cancellation, lapse or limitation of any Company Permits.

Section 4.6 Securities Filings; Financial Statements.

Section 4.6.1 Company Securities Filings. The Company has timely filed or furnished, as applicable, all reports, prospectuses, schedules, forms, statements or other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it under Securities Act, the Exchange Act, or Canadian Securities Laws, as the case may be, since January 1, 2010 (collectively, the “Company Securities Filings”). Each Company Securities Filing (i) as of its date, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, or Canadian Securities Laws, as the case may be, as in effect on the date so filed, (ii) did not, at the time it was filed (or, if subsequently amended or supplemented, at the time of such amendment or supplement), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (iii) included, in the case of those which contain annual financial statements, annual financial statements that have been audited by an independent certified public accounting firm. The Company has made available to Parent all such Company Securities Filings that it has so filed or furnished prior to the date hereof. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC or any Canadian securities regulatory authority.

Section 4.6.2 Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto) of the Company contained in the Company Securities Filings (collectively, the “Company Financial Statements”) (i) comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly

Reports on Form 10-Q); and (iii) fairly present the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

Section 4.6.3 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material Liability except for those (i) that were incurred since the Company Balance Sheet Date in the ordinary course of business, consistent with past practice, and which are disclosed in Section 4.6.3 of the Company Disclosure Schedule, (ii) that were expressly contemplated under this Agreement, or (iii) that were disclosed or reserved against in the Company Financial Statements (including the notes thereto).

Section 4.6.4 Internal Controls. The Company and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s Financial Statements.

Section 4.6.5 Disclosure Controls and Procedures. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. The Company has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board and on Section 4.6.5 of the Company Disclosure Schedule (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

Section 4.6.6 Off-Balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company Securities Filings.

Section 4.6.7 Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the

Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company Securities Filings, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries. The Company is otherwise in material compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NYSE MKT and the TSX. The Company has never applied for or consented to listing on any stock exchange other than the TSX and NYSE MKT.

Section 4.7 Affiliate Transactions. No executive officer or director of the Company or any of its Subsidiaries or any Person who beneficially owns five percent (5%) or more of the Company Stock (or any of such person’s immediate family members or Affiliates or associates) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective assets, rights, or properties or has any interest in any property owned by the Company or its Subsidiaries or has engaged in any transaction with any of the foregoing within the last twelve (12) months.

Section 4.8 Absence of Certain Changes. Except for the transactions contemplated hereby or related hereto, since December 31, 2013 the business of the Company and each of its Subsidiaries has been conducted in the ordinary course of business and there has not been or occurred: (i) any Company Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or, (ii) any event, condition, action or effect that, if taken during the period from the date hereof through the Effective Time, would constitute a breach of Section 6.1.

Section 4.9 Employees and Benefits.

Section 4.9.1 Schedule. Section 4.9.1 of the Company Disclosure Schedule contains an true, correct, and complete list of each material plan, program, policy, agreement, collective bargaining agreement or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, including each employment, severance, retention, change in control or consulting plan, program arrangement or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its ERISA Affiliates for the benefit of any current or former employee, independent contractor, consultant or director of the Company or any of its ERISA Affiliates (each, a “Company Employee”), or with respect to which the Company or any of its ERISA Affiliates has or may have any material Liability (collectively, the “Company Employee Plans”).

Section 4.9.2 Documents. The Company has made available to Parent true, correct, and complete copies (or, if a plan is not written, a written description) of all Company Employee Plans and amendments thereto in each case that are in effect as of the date hereof, and, to the extent applicable, (i) all related trust agreements, funding arrangements and insurance contracts now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise, (ii) the most recent determination or opinion letter received regarding the tax-qualified status of each Company Employee Plan, (iii) the most recent financial statements for each Company Employee Plan, (iv) the Form 5500 Annual Returns/Reports for the most recent plan year for each Company Employee Plan, (v) the current summary plan description for each Company Employee Plan, (vi) the most recent actuarial valuation reports related to any Company Employee Plans, and (vii) all coverage, nondiscrimination, top-heavy and Code Section 415 tests performed with respect to such Employee Benefit Plan for the last three years.

Section 4.9.3 Employee Plan Compliance. (i) Each Company Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws, including ERISA and the Code; (ii) all the Company Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified and have received timely determination or opinion letters from the IRS and no such determination or opinion letter has been revoked nor, to the Knowledge of the Company, has any such revocation been threatened, and to the Knowledge of the Company no circumstance exists that is likely to result in the loss of such qualified status under Section 401(a) of the Code; (iii) the Company and its ERISA Affiliates, where applicable, have timely made all material contributions and other material payments required by and due under the terms of each Company Employee Plan and applicable Law, and all benefits accrued under any unfunded Company Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with GAAP; (iv) except to the extent limited by applicable Law, each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent, the Company or any of its Subsidiaries (other than ordinary administration expenses and in respect of accrued benefits thereunder); (v) there are no audits, inquiries or Legal Actions pending or, to the Knowledge of the Company, threatened by the IRS or the U.S. Department of Labor, or any similar Governmental Entity with respect to any Company Employee Plan; (vi) there are no Legal Actions pending, or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan (in each case, other than routine claims for benefits); and (vii) to the Knowledge of the Company, neither the Company nor any of its ERISA Affiliates has engaged in a transaction that could subject the Company or any ERISA Affiliate to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

Section 4.9.4 ERISA Liability. Neither the Company nor any Company ERISA Affiliate has incurred or reasonably expects to incur, either directly or indirectly, any material Liability under Title I or Title IV of ERISA, or related provisions of the Code or foreign Law or regulations relating to employee benefit plans. Neither the Company nor any ERISA Affiliate of the Company has sponsored or contributed to or been required to contribute to a multiemployer pension plan (as defined in Section 3(37) of ERISA) or other defined benefit plan subject to Title IV of ERISA at any time.

Section 4.9.5 Certain Company Employee Plans. No Company Employee Plan is a multiemployer plan (as defined in Section 3(37) of ERISA), a multiple employer plan (as defined in Section 4063 or Section 4064 of ERISA or Section 413 of the Code), an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, a defined benefit plan (as defined in Section 3(35) of ERISA), or a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA.

Section 4.9.6 No Post-Employment Obligations. No Company Employee Plan provides post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA or other applicable Law, and neither the Company nor any of its ERISA Affiliates has any Liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any Company Employee (either individually or to Company Employees as a group) or any other person that such Company Employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by COBRA or other applicable Law.

Section 4.9.7 Examination and Audit. No Company Employee Plan is nor, within the three years prior to the date hereof has been, the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

Section 4.9.8 Section 409A Compliance. Each Company Employee Plan that is subject to Section 409A of the Code has been operated in compliance with such section and all applicable regulatory guidance (including proposed regulations, notices, rulings, and final regulations).

Section 4.9.9 Group Health Plan Compliance. Each of the Company and its Subsidiaries complies in all material respects with the applicable requirements of COBRA, the Patient Protection and Affordable Care Act of 2010, as amended, and the Health Insurance Portability and Accountability Act of 1996, or any similar state, foreign or local Law with respect to each Company Employee Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or such state, foreign or local Law.

Section 4.9.10 Effect of Transaction. Neither the execution of this Agreement, the consummation of the Merger, nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, employee, contractor or consultant of the Company to severance pay or any other payment, except as set forth in Section 4.9.10(i) of the Company Disclosure Schedule; (ii) accelerate the time of payment, funding, or vesting, or increase the amount of, compensation due to any such individual, (iii) limit or restrict the right of the Company to merge, amend or terminate any Company Employee Plan, (iv) increase the amount payable or result in any other material obligation pursuant to any Company Employee Plan, or (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code. The Company has made available to Parent true, correct and complete copies of any Code Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is party to an agreement or arrangement with any Person (i) which requires the Company or any of its Subsidiaries to pay a tax gross-up under Sections 409A, 280G or 4999 of the Code or (ii) that has resulted or would result, whether as a result of the Merger or the other transactions contemplated by this Agreement, separately or in the aggregate (either alone or together with any other event, including, any termination of employment) in the payment of (A) any “excess parachute payment” within the meaning of Code Section 280G or (B) any amount that will not be fully deductible as a result of Code Section 162(m).

Section 4.9.11 Employment Law Matters. The Company and each of its Subsidiaries is in material compliance with all applicable Laws and agreements (i) respecting hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee health and safety, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes, and immigration with respect to Company Employees and contingent workers; and (ii) relating to the relations between it and any labor organization, trade union, work council or other body representing Company Employees.

Section 4.9.12 Labor. Neither Company nor any of its Subsidiaries is party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council or trade union with respect to any of its or their operations. No material work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries with respect to employees who are employed within the United States is pending, threatened or has occurred in the last two years. None of the Company Employees are represented by a labor organization, work council or trade union and, to the Knowledge of the Company, there is no organizing activity, Legal Action, election petition, union card signing or other union activity or union corporate campaign of or by any labor organization, trade union or work council directed at the Company or any of its Subsidiaries, or any Company Employees. There are no Legal Actions, government investigations, or labor grievances pending, or, to the Knowledge of the Company, threatened relating to any employment related matter involving any Company Employee or applicant, including charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries.

Section 4.10 Material Contracts.

Section 4.10.1 Contracts. Set forth in Section 4.10 of the Company Disclosure Schedule is a true, correct, and complete list of all of the following Contracts to which the Company or any of its Subsidiaries is party or by which the Company or any of its Subsidiaries is bound:

(i) any Contract that, as of the date hereof, is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), whether or not filed by the Company with the SEC;

(ii) any Contract with respect to (i) any joint venture, partnership, or similar arrangements that are material to the Company or its Subsidiaries taken as a whole, or (ii) the purchase of any Equity Interest in any other entity;

(iii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, other than accounts receivables and payables;

(iv) any Contract relating to any lease or pending acquisition or disposition, directly or indirectly (by merger or otherwise), by the Company or its Subsidiaries of properties or assets;

(v) any Contract which purports to limit in any material respect the right of the Company or any of its Subsidiaries (or, at any time after the consummation of the Merger, Parent or any of its Subsidiaries) (x) to engage in any line of business, or (y) to compete with any Person or operate in any geographical location;

(vi) any employment or consulting agreement, contract or commitment (in each case with respect to which the Company or any of its Subsidiaries has continuing obligations) with any officer, director, or employee of the Company or any of its Subsidiaries;

(vii) any employee collective bargaining agreement or other Contract with any labor union;

(viii) any Contract providing for indemnification or any guaranty by the Company or any Subsidiary thereof, in each case that is material to the Company and its Subsidiaries, taken as a whole, other than (a) any guaranty by the Company or a Subsidiary thereof of any of the obligations of the Company or another wholly-owned Subsidiary thereof, or (b) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business;

(ix) any Contract that contains any provision that requires the purchase of all of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole;

(x) any Contract that obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party or upon consummation of the Merger will obligate Parent, the Surviving Corporation or any of their respective Subsidiaries to conduct business on an exclusive or preferential basis with any third party;

(xi) any Contract the performance of which will involve consideration in excess of $100,000 in the aggregate;

(xii) any Company IP Agreement;

(xiii) any Contract that relates to any interest in any real property, mining claim, mineral interest, or operating business, including any (A) Property Agreements and any environmental claim or remediation obligation relating thereto and (B) any Contract with any mining consultants, including SRK Consulting with respect to the Troy Mine or the Rock Creek Project;

(xiv) any Contracts, including the Property Agreements, that provide for any royalty, participation, net smelter receipt, earn-in right, or similar arrangement; or

(xv) any Contract that is not otherwise described in clauses (i)-(xiv) above that is material to the Company and its Subsidiaries, taken as a whole.

Each Contract of the type described in this Section 4.10.1 is referred to herein as a “Company Contract.” The Company has made available to Parent true, correct, and complete copies of all Company Contracts, including any amendments thereto.

Section 4.10.2 Binding Obligations. (i) All the Company Contracts are valid and binding on the Company or its applicable Subsidiary and, to the Knowledge of the Company, the other party thereto, enforceable against it in accordance with its terms, and are in full force and effect, (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party has violated any provision of, or failed to perform any obligation required under the provisions of, any Company Contract, and (iii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party is in breach, or has received written notice of breach, of any Company Contract.

Section 4.11 Litigation. (i) There are no Legal Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of the Company, any executive officer or director of the Company or any of its Subsidiaries in their capacities as such, (ii) neither the Company nor any of its Subsidiaries is subject to any outstanding Order, and (iii) all Legal Actions pending and, to the Knowledge of the Company, threatened to which the Company or any of its Subsidiaries is a party or any of their respective properties or assets is subject or, to the Knowledge of the Company, to which any executive officer or director of the Company or any of its Subsidiaries is a party in their capacities as such, and any Order to which the Company or any of its Subsidiaries is subject and are disclosed in Section 4.11 of the Company Disclosure Schedule, except, in each case, that would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries. There are no SEC or Canadian securities regulatory authority inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any executive officer of the Company.

Section 4.12 Environmental Matters. The Company and its Subsidiaries are, and have been, in material compliance with all applicable Laws relating to the protection of the environment or to occupational health and safety (“Environmental Laws”), which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries as currently conducted, and to lease, own, use and operate its properties (including the Company Properties) and assets. There has been no release of any waste, material or substance defined as a “hazardous substance,” “hazardous material,” or “hazardous waste” under any applicable Environmental Law into the environment as a result of the operations or activities of the Company or its Subsidiaries at any of the Company Properties or, to the Knowledge of the Company, any properties formerly owned or operated by the Company or its Subsidiaries, in each case that would reasonably be expected to result in any liability to the Company or any of its Subsidiaries under any Environmental Law. Neither the Company nor any of its Subsidiaries has received written notice of and there is no Legal Action pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any Order or written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.

Section 4.13 Intellectual Property. Section 4.13 of the Company Disclosure Schedule sets forth a true, correct, and complete list of all Intellectual Property owned by the Company or any of its Subsidiaries. The Company or one of its Subsidiaries owns (free and clear of any Liens), or possesses valid rights to use, all Intellectual Property necessary to conduct the business of the Company as it is currently conducted or is currently contemplated, and to lease, own, use and operate its properties (including the Company Properties) and assets. To the Company’s Knowledge, no Third Party is currently infringing or misappropriating any material Intellectual Property owned by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has infringed or misappropriated any Intellectual Property of any Third Party or received any material written claim of infringement or misappropriation of any Intellectual Property of any Third Party.

Section 4.14 Taxes.

Section 4.14.1 Tax Returns and Payment of Taxes. The Company and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by them. Such Tax Returns are true, complete and correct in all material respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, the Company has made an adequate provision for such Taxes in the Company’s financial statements (in accordance with GAAP). The Company’s most recent financial statements reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by the Company and its Subsidiaries through the date of such financial statements. Neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since the date of the Company’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

Section 4.14.2 Availability of Tax Returns. The Company has made available to Parent true, correct, and complete copies of all federal, state, local and foreign income, franchise and other material Tax Returns filed by or on behalf of the Company or its Subsidiaries for any Tax period ending after January 1, 2010.

Section 4.14.3 Withholding. The Company and each of its Subsidiaries have withheld and paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any Company Employee, independent contractor, creditor, customer, shareholder or other party, and materially complied with all information reporting and backup withholding provisions of applicable Law.

Section 4.14.4 Liens. There are no Liens for material Taxes upon the assets of the Company or any of its Subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been made in the Company’s financial statements.

Section 4.14.5 Tax Deficiencies and Audits. No deficiency for any material amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against the Company or any of its Subsidiaries remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Company or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of the Company or any of its Subsidiaries.

Section 4.14.6 Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

Section 4.14.7 Consolidated Groups, Transferee Liability and Tax Agreements. Neither the Company nor any of its Subsidiaries (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis, (ii) has any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, by Contract, or otherwise, or (iii) is a party to, bound by or has any material Liability under any Tax sharing, allocation or indemnification agreement or arrangement.

Section 4.14.8 Change in Accounting Method. Neither the Company nor any of its Subsidiaries has agreed to make, nor is it required to make, any adjustment under Sections 481(a) of the Code or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise.

Section 4.14.9 Post-Closing Tax Items. The Company and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) prepaid amount received on or prior to the Closing Date.

Section 4.14.10 Ownership Changes. Without regard to this Agreement, neither the Company nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382 of the Code.

Section 4.14.11 Publicly Traded Status. All of the outstanding shares of Company Stock are currently regularly traded on the NYSE MKT within the meaning of Treasury Regulation Section 1.1445-2(c)(2), including any shares issued in a private placement.

Section 4.14.12 Section 355. Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

Section 4.14.13 Reportable Transactions. Neither the Company nor any of its Subsidiaries has been a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

Section 4.14.14 Section 280G or Section 162(m) Payments. There is no Contract covering any individual or entity treated as an individual that, individually or collectively, could give rise to the payment by the Company, Merger Sub or Parent of any material amount that would not be deductible by reason of Sections 280G or 162(m) of the Code.

Section 4.15 Real Estate and Personal Property.

Section 4.15.1 Real Estate. Section 4.15 of the Company Disclosure Schedule sets forth a true, correct, and complete list of all of the real property owned or leased by the Company and its Subsidiaries, and all of their patented and unpatented mining claims. The Company or one or more of its Subsidiaries has good and marketable fee simple title to all of its owned real property disclosed in Section 4.15 of the Company Disclosure Schedule (the “Company Owned Properties”), and the Company and each of its Subsidiaries has a valid and subsisting leasehold estate in all of its leased real property disclosed in Section 4.15 of the Company Disclosure Schedule (the “Company Leased Premises,” and together with the Company Owned Properties, the “Company Properties”), in each case free and clear of all Liens other than Permitted Liens. Neither the Company nor any of its Subsidiaries (i) currently lease all or any part of the Company Owned Properties or (ii) has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any of the Company Owned Properties. With respect to the Company Leased Premises, (a) all leases under which the Company or one of its Subsidiaries leases any Company Leased Premises (the “Real Property Leases”) are valid and in full force and effect and constitute binding obligations of the Company or one of its Subsidiaries and the counterparties thereto, in accordance with their respective terms, (b) there is not any existing default by the Company or any of its Subsidiaries under any of the Real Property Leases that would give the lessor under such Real Property Lease the right to terminate such Real Property Lease or amend or modify such Real Property Lease in a manner adverse to the Company, and (c) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Real Property Lease. Neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated or otherwise transferred any Real Property Lease nor has the Company or any of its Subsidiaries entered into with any other Person (other than another wholly-owned Subsidiary of the Company) any sublease, license or other agreement that is material to the Company and its Subsidiaries, taken as a whole, and that relates to the use or occupancy of all or any portion of the Company Leased Premises. True, correct, and complete copies of all Real Property Leases, and, with respect to the Company Owned Properties, true, correct, and complete copies of all deeds, title insurance policies, and surveys have been delivered or otherwise made available to Parent by the Company.

Section 4.15.2 Personal Property. The Company and each of its Subsidiaries has good title to, or a valid and binding leasehold interest in, all the personal property owned by it, free and clear of all Liens other than Permitted Liens, and such property includes the computers, servers, hard drives, thumb drives, DVDs/CDs or other media that contain Intellectual Property or other information relating to the Troy Mine or Rock Creek Project and is sufficient for the Company and its Subsidiaries to conduct their business, including the Rock Creek Project, as presently conducted and will be sufficient for Parent to conduct the business of the Company and its Subsidiaries, including the Rock Creek Project, after Closing. “Rock Creek Project” means the proposed development by the Company and its Subsidiaries of Rock Creek located in Sanders County, Montana.

Section 4.16 Mineral Properties and Mineral Rights.

Section 4.16.1 Mineral Properties. Schedule 4.16.1 sets forth a true, correct, and complete list of all patented and unpatented mining claims and real estate interests and the land associated therewith (the “Mineral Properties”) held by the Company or any of its Subsidiaries and identifies which entity holds each such mining claim or real estate interest.

Section 4.16.2 Mineral Properties and Mineral Rights. With respect to the Mineral Properties and Mineral Rights:

(i) the Company or one of its Subsidiaries is in exclusive possession or control of the right to develop the minerals that are locatable under the Mining Law of 1872, as amended, located in, on or under such Mineral Properties and Mineral Rights;

(ii) the unpatented mining claims were properly laid out, monumented and the monuments of location for the mining claims are on Federal public land open for mineral claim staking;

(iii) all required location work was properly performed;

(iv) location notices, certificates and mining claim maps were properly recorded and filed with all appropriate Governmental Entities;

(v) all assessment work has been performed, or fee payments in lieu thereof made, as required to hold the unpatented mining claims through the assessment year ending August 31, 2015;

(vi) all affidavits of assessment work and other filings required to maintain the claims in good standing have been properly and timely recorded or filed with appropriate Governmental Entities;

(vii) the Company or one of its Subsidiaries has all surface and access rights, including as applicable fee simple estates, leases, easements, rights of way and permits, or licenses from landowners or Governmental Entities, permitting the use of land by the Company or its Subsidiaries, and other interests that are required for the current state of exploiting the development potential of the Mineral Properties and the Mineral Rights and no third party or group holds any such rights that would be required to conduct mineral exploration and drilling activities on any of the Mineral Properties;

(viii) there are no conflicting claims;

(ix) there are no outstanding payment obligations due pursuant to the Property Agreements, and any and all payment obligations have been satisfied as of the date hereof;

(x) there are no existing mineral production royalties or other payments of any kind which are payable with respect to the Mineral Properties, Mineral Rights, or any ores, minerals and mineral resources or anything else of value that may be mined and produced from the Mineral Properties;

(xi) Neither the Company nor any of its Subsidiaries is party to any, and to the Knowledge of the Company, there is no, existing oral or written agreement of any kind which does or could have any adverse impact whatsoever on record or possessory title to the mineral estate of the Mineral Properties, the Mineral Rights, or the access to, exploration, development or mining of same;

(xii) there are no existing restrictions which would have any adverse effect on the right to explore, develop and mine mineral substances from the Mineral Properties; and

(xiii) there are no options, back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which could affect Parent or the Surviving Corporation’s interest in the Mineral Properties or Mineral Rights after the Closing. There are no restrictions on the ability of the Company or its Subsidiaries to use, transfer or exploit the Mineral Properties or Mineral Rights, except pursuant to applicable Law.

Section 4.16.3 Encumbrances. The Mineral Properties and Mineral Rights are free and clear of all defects, liens and encumbrances and include all mineral concessions, claims, leases, licenses, permits, access rights, water rights, and other rights and interest necessary to explore for minerals, ores, or metals without any Liability to pay any commission, royalty, license fee, net smelter return, or any similar payment to any Person and to use, transfer, or exploit the Mineral Properties pursuant to applicable Law, except for Permits from Governmental Entities to develop, mine or produce minerals, ores or metals from the Mineral Properties.

Section 4.16.4 Information. The Company has made available to Parent all information and data pertaining to the Mineral Properties and Mineral Rights in its possession or knowledge, including plans of operation; notices of intent; Permits, including those related to exploration drilling, pad and road construction; mining exploration; land and survey records; the existence of minerals within the Mineral Properties, including relevant reserve and resource estimates; metallurgical testwork and sampling data; drill data and assay results; the Property Agreements; any reclamation and bond release information; and all information concerning record, possessory, legal or equitable title to the Mineral Properties and Mineral Rights which is within its knowledge, possession or control.

Section 4.16.5 Mineral Reserves. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources publicly disclosed by the Company have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practices, and all applicable Laws. The information provided by the Company to the “qualified persons” (as defined in Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of the Company from the amounts so disclosed.

Section 4.17 Proxy Statement; S-4. The Proxy Statement shall not at the time of the mailing of the Proxy Statement to the holders of Company Stock, at the time of the Company Shareholders’ Meeting, or at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by the Company with respect to information supplied by or related to, or the sufficiency of disclosures related to, Parent, Merger Sub or any Parent Representative. The Proxy Statement shall comply as to form in all material respects with the requirements of the Exchange Act. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the S-4 will, at the time the S-4 is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.18 Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

Section 4.19 Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) enacted under any federal, state, local or foreign laws applicable to the Company is applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement. The Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

Section 4.20 Fairness Opinion. The Company has received the opinion of an independent financial advisor (and, if it is in writing, has provided a copy of such opinion to Parent) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Stock, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 4.21 Access to Information; Disclaimer. The Company acknowledges and agrees that it (a) has had an opportunity to discuss the business of Parent with the management of Parent, (b) has had reasonable access to the books and records of Parent for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from the management of Parent, and (d) has conducted its own independent investigation of Parent, its businesses and the Merger and the other transactions contemplated hereby, and the Company has not relied on any representation, warranty or other statement by any Person on behalf of Parent or Merger Sub, other than the representations and warranties of Parent and Merger Sub expressly contained in Article 5.

Section 4.22 Insurance. Section 4.22 of the Company Disclosure Schedules sets forth a true and complete list of all current policies or binders of reclamation, fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors and officers’ liability, fiduciary liability and other casualty and property insurance maintained by Company and its Subsidiaries and relating to the assets, business, operations, employees, officers and directors of the Company (collectively, the “Insurance Policies”) and true and complete copies of such Insurance Policies have been made available to Parent. The Insurance Policies are in full force and effect and shall remain in full force and effect following the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. The Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company. All such Insurance Policies (a) are valid and binding in accordance with their terms; (b) are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage.

There are no claims related to the business of the Company or its Subsidiaries pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Neither the Company nor any of its Subsidiaries is in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Company and are sufficient for compliance with all applicable Laws and Contracts to which the Company or one of its Subsidiaries is a party or by which it is bound.

Section 4.23 Representations. The representations and warranties of the Company contained in this Agreement (including the Company Disclosure Schedule and all other certificates and instruments delivered pursuant to this Agreement), are true and correct, and do not omit to state any fact necessary in order to make any statement contained therein not false or misleading.

Article 5

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub each represent and warrant to the Company as follows:

Section 5.1 Organization and Qualification; Charter Documents.

Section 5.1.1 Organization and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, and has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on Parent and Merger Sub.

Section 5.1.2 Charter Documents. Parent has delivered or made available to the Company a true and correct copy of the Charter Documents of Parent and Merger Sub. Neither Parent nor Merger Sub is in violation of any of the provisions of its Charter Documents.

Section 5.1.3 Reporting Status. Parent is and has been a “reporting issuer” and not on the list of reporting issuers in default under Canadian Securities Laws for at least the four months preceding the date of this Agreement.

Section 5.2 Capitalization. The entire authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.25 per share (“Parent Preferred Stock”). As of the Capitalization Date, 372,426,357 shares of Parent Common Stock are issued and outstanding, 2,435,725 shares of Parent Common Stock are held in treasury, 157,816 shares of Parent Preferred Stock are issued and outstanding, and no shares of Parent Preferred Stock are held in treasury. As of the Capitalization Date, an aggregate of up to 244,342 shares of Parent Common Stock were issuable upon the exercise of Parent Stock Options and there are 14,503,579 shares available for future grant under the Parent Stock Option Plans. There are no securities of Parent or of any of its Subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the holders of the outstanding Parent Common Stock on any matters. There are no outstanding contractual or other obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Parent or any in its subsidiaries having the right to vote with the holders of the outstanding Parent Common Stock on any matters.

Section 5.3 Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the filing of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors rights generally and by general principles of equity.

Section 5.4 No Conflict; Required Filings and Consents.

Section 5.4.1 No Conflict. The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of Parent or Merger Sub; (ii) subject to compliance with the requirements set forth in clauses (i)-(iv) of Section 5.4.2, conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any consent or approval under any Contract to which either Parent or Merger Sub is a party or otherwise bound; or (iv) result in the creation of any Lien on any of the properties or assets of Parent or Merger Sub other than Permitted Liens, except, in the case of each of clauses (ii), (iii) and (iv), for any conflicts, violations, breaches, defaults, terminations, amendments, accelerations, cancellations or Liens, or where the failure to obtain any consents or approval, in each case, would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

Section 5.4.2 Consents. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub do not, and the consummation of the transactions contemplated hereby will not, require either Parent or Merger Sub to obtain any consent, approval or authorization of, or make any filing with or notification to, any Governmental Entity, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business; (ii) the filing of the Proxy Statement and the S-4 with the SEC in accordance with the Securities Act, and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (iii) as may be required under applicable state securities or “blue sky” laws and the securities Laws of any foreign country or the rules and regulations of the NYSE; and (iv) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to have a material adverse impact on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

Section 5.5 Orders. No Order has been entered or issued which restrains, enjoins or prohibits the ability of either Parent or Merger Sub to consummate the Merger or any of the other transactions provided for herein.

Section 5.6 Ownership of Merger Sub. Parent owns 100% of the issued and outstanding Equity Interests of Merger Sub.

Section 5.7 Vote Required. No vote of the holders of any class or series of capital stock or other Equity Interests of Parent or Merger Sub, as the case may be, is necessary to approve or adopt this Agreement or the transactions contemplated hereby, other than the vote of Parent as the sole stockholder of Merger Sub, which has been received as of the date of this Agreement.

Section 5.8 Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission payable by the Company in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub, as the case may be.

Section 5.9 Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub, as the case may be, for inclusion or incorporation by reference in the Proxy Statement shall, at the time of the mailing of the Proxy Statement to holders of Company Stock, at the time of the Company Shareholders’ Meeting, or at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The S-4 shall not, at the time the S-4 is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by Parent or Merger Sub with respect to information supplied by or related to, or the sufficiency of disclosures related to, the Company, the Company’s Subsidiaries, or any Company Representative.

Section 5.10 Securities Filings; Financial Statements.

Section 5.10.1 Parent Securities Filings. Parent has timely filed or furnished, as applicable, all reports, prospectuses, schedules, forms, statements or other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it under the Securities Act, the Exchange Act, or Canadian Securities Laws, as the case may be, since January 1, 2010 (collectively, the “Parent Securities Filings”). Each Parent Securities Filing (i) as of its date, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, or Canadian Securities Laws, as the case may be, as in effect on the date so filed, (ii) did not, at the time it was filed (or, if subsequently amended or supplemented, at the time of such amendment or supplement), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (iii) included, in the case of those which contain annual financial statements, annual financial statements that have been audited by an independent certified public accounting firm. Parent has made available to the Company all such Parent Securities Filings that it has so filed or furnished prior to the date hereof.

Section 5.10.2 Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent Securities Filings (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

Article 6

Covenants

Section 6.1 Conduct of Business Pending the Closing.

Section 6.1.1 Conduct of Business of the Company. The Company shall, and shall cause each of its Subsidiaries to, during the period from the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement or as required by applicable Law or with the prior written consent of Parent, conduct its business in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees and other Persons having business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent:

(i) amend or propose to amend its certificate of incorporation or by-laws (or other comparable organizational documents);

(ii) issue, deliver, sell, pledge or encumber, or authorize, propose or agree to the issuance, delivery, sale, pledge or encumbrance of, any shares of the capital stock of the Company or any of its Subsidiaries (other than shares of the capital stock of the Company pursuant to the terms of any outstanding Company Stock Options), or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of the capital stock of the Company or any of its Subsidiaries;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to, or enter into any Contract with respect to the voting of, any of its capital stock;

(iv) reclassify, combine, split, subdivide or redeem, repurchase or otherwise acquire, directly or indirectly, any Company Securities;

(v) acquire (including by merger, consolidation, or acquisition of stock or assets) or make any investment in any Equity Interest in any Person or any assets, loans or debt securities thereof, acquire or divest any Real Property Leases or other interest in real estate or enter into or amend or modify any material Contract, partnership, arrangement, joint development agreement or strategic alliance;

(vi) repurchase, prepay or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing;

(vii) grant any Lien in any of its material assets to secure any indebtedness for borrowed money;

(viii) enter into any new line of business outside of its existing business;

(ix) pay, discharge, settle or satisfy any Liabilities, other than (i) performance of contractual obligations in accordance with their terms, or (ii) payment, discharge, settlement or satisfaction in accordance with their terms, of Liabilities that have been (a) disclosed in the most recent Company Financial Statements (or the notes thereto) included in the Company Securities Filings filed prior to the date hereof or contemplated by documents made available to Parent prior to the date hereof or (b) incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

(x) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(xi) institute, settle or compromise any Legal Actions pending or threatened before any arbitrator, court or other Governmental Entity, other than (i) any Legal Action brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub, and (ii) the settlement of claims, liabilities or obligations reserved against on the most recent balance sheet of the Company included in the Company Securities Filings, in amounts not to exceed those so reserved; provided that neither the Company nor any of its Subsidiaries shall settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;

(xii) transfer, license, sell, lease or otherwise dispose of any material assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise), including the capital stock or other equity interests in any Subsidiary of the Company, provided that the foregoing shall not prohibit the Company and its Subsidiaries from transferring, licensing, selling, leasing or disposing of obsolete equipment or assets being replaced, in each case in the ordinary course of business consistent with past practice;

(xiii) except as required by applicable Tax Law, make or change any material election in respect of Taxes, adopt or change in any material respect any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes (except settlements effected solely through payment of immaterial sums of money), or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(xiv) make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;

(xv) except as required by applicable Law or by any Company Employee Plan or Contract in effect as of the date of this Agreement, (i) increase the compensation payable or that could become payable by the Company or any of its Subsidiaries to directors, officers or employees, (ii) enter into any new, or amend in any material respect any existing, employment, severance, retention or change in control agreement with any of its past or present officers or employees, (iii) promote any officers or employees, except as the result of the termination or resignation of any officer or employee, or (iv) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Company Employee Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement, or make any contribution to any Company Employee Plan, other than contributions required by Law, the terms of such Company Employee Plans as in effect on the date hereof or that are made in the ordinary course of business consistent with past practice;

(xvi) except in connection with actions permitted by Section 6.4 hereof, take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to the Company with respect to a Takeover Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement; or

(xvii) commit or agree to take any of the actions described in Sections 6.1.1(i) through 6.1.1(xvi) above or any action which would reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 not being satisfied.

Section 6.1.2 Other Actions. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article 7, the Company and Parent shall not, and shall not permit any of their respective Subsidiaries to, take, or agree or commit to take, any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 6.1.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations prior to the Effective Time. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete and independent control and supervision over its and its Subsidiaries’ respective operations.

Section 6.2 Proxy Statement and S-4 Registration Statement; Company Shareholders’ Meeting.

Section 6.2.1 Proxy Statement and S-4 Registration Statement. Subject to the terms and conditions of this Agreement, as promptly as reasonably practicable after the date hereof, the Company and Parent shall prepare and file with the SEC a proxy statement/prospectus and a form of proxy relating to the Company Shareholders’ Meeting (such proxy statement/prospectus, as amended or supplemented from time to time, the “Proxy Statement”), and Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “S-4”), in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock issuable in connection with the Merger. Parent and Merger Sub shall furnish all information relating to Parent and Merger Sub as the Company may reasonably request (or as may be required to be included in the Proxy Statement) in connection with such actions and the preparation of the Proxy Statement. The Company shall furnish all information concerning the Company and the holders of the Company Stock as Parent may reasonably request in connection with such actions and the preparation of the S-4 and the Proxy Statement. Each of the Company and Parent shall use reasonable best efforts to have the S-4 declared effective under the Securities Act. Subject to the terms and conditions of this Agreement, as promptly as reasonably practicable after the S-4 is declared effective by the SEC, the Company shall mail the Proxy Statement to the holders of shares of Company Stock. Subject to and without limiting the rights of the Company Board pursuant to Section 6.4.2, the Proxy Statement shall include the Company Recommendation and the Fairness Opinion. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff will be made by the Company or Parent without providing the other Party a reasonable opportunity to review and comment thereon. Parent will advise the Company, promptly after it receives notice thereof, of the time when the S-4 has become effective or any supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the S-4 or comments thereon and responses thereto or requests by the SEC for additional information and will, as promptly as practicable, provide to the Company copies of all correspondence and filings with the SEC with respect to the S-4 and Proxy Statement. The Company will inform Parent, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information and will, as promptly as practicable, provide to Parent copies of all correspondence and filings with the SEC with respect to the Proxy Statement. If at any time prior to the Effective Time, any information, event or circumstance relating to any Party, or their respective Affiliates or Representatives, should be discovered by any Party which should be set forth in an amendment or a supplement to either the Proxy Statement or the S-4 so that the Proxy Statement or the S-4 does not contain any untrue statement of material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party discovering such information, event or circumstance shall promptly inform the other Parties and, to the extent required by Law, an appropriate amendment or supplement describing such information, event or circumstance shall be promptly prepared and filed with the SEC and, if required, disseminated to the holders of shares of Company Stock. Parent shall also take any action required to be taken under state blue sky or other securities laws in connection with the issuance of Parent Common Stock in the Merger.

Section 6.2.2 Company Shareholders’ Meeting. Subject to Section 6.4, the Company shall take all action necessary to duly call, give notice of, convene and hold a meeting of the holders of Company Stock (the “Company Shareholders’ Meeting”) as promptly as reasonably practicable following the date on which the S-4 is declared effective by the SEC (but taking into account any advance notice or other requirements under applicable Law) for the purpose of obtaining the Shareholder Approval. Subject to Section 6.4.2, the Company shall use its best efforts to obtain Shareholder Approval and the unanimous vote in favor of the Merger at the Company Shareholders’ Meeting or any adjournment thereof. Once the Company Shareholders’ Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Shareholders’ Meeting without the consent of Parent (other than (i) in order to obtain a quorum of its stockholders or (ii) as reasonably determined by the Company to comply with applicable Law).

Section 6.3 Access to Information; Confidentiality.

Section 6.3.1 Access to Information. Subject to Section 6.3.2, from the date of this Agreement to the Effective Time or the earlier termination of this Agreement pursuant to Section 8.1, the Company shall, shall cause its Subsidiaries to, and shall instruct each of its and its Subsidiaries directors, officers, employees, accountants, consultants, legal counsel, advisors, and agents and other representatives (collectively, “Company Representatives”) to: (a) provide to Parent and Merger Sub and each of their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Parent Representatives,” and, each, together with each of the Company Representatives, a “Representative”) access at reasonable times and upon reasonable prior notice to the Company, to the Company Representatives, the properties, offices and other facilities of the Company and its Subsidiaries and the books and records thereof, and (b) furnish, or cause to be furnished, such reasonably available information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company as Parent, Merger Sub or the Parent Representatives may reasonably request. Any such access and availability shall include access for Parent Representatives to conduct any environmental site assessments (including sampling) or inspection in respect of environmental matters at the Company Owned Properties and the Company Leased Premises, physical inspections of the assets of the Company and its Subsidiaries, and contact with the customers, vendors, suppliers and creditors of the Company and its Subsidiaries, in each case as Purchaser Representatives may reasonably request. No information or knowledge obtained in any investigation pursuant to this Section 6.3.1 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the Parties to consummate the Merger. Notwithstanding the foregoing, the Company shall not be required to provide access to or disclose information where such access or disclosure would contravene any Law, binding Contract to which the Company is party or any privacy policy applicable to the Company’s customer information.

Section 6.3.2 Confidentiality and Restrictions. With respect to any information (i) disclosed or provided by the Company or any Company Representative to Parent, Merger Sub or any Parent Representative, and (ii) disclosed or provided by Parent or any Parent Representative to the Company or any Company Representative pursuant to, or in accordance with, this Agreement, the Parties shall comply with, and shall cause the Parent Representatives and the Company Representatives, respectively, to comply with that certain confidentiality letter agreement, dated as of June 5, 2013, between the Company and Parent (as such agreement may be amended from time to time, the “Confidentiality Agreement”). The Confidentiality Agreement shall survive any termination of this Agreement.

Section 6.4 No Solicitation of Transactions.

Section 6.4.1 The Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit any Company Representative to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or, subject to Section 6.4.2, (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Takeover Proposal, (ii) (a) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (b) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL, or (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Takeover Proposal (each, a “Company Acquisition Agreement”). Subject to Section 6.4.2, neither the Company Board nor any committee thereof shall fail to make, withdraw, amend, modify or materially qualify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, or recommend a Takeover Proposal, fail to recommend against acceptance of any tender offer or exchange offer for the shares of Company Stock within ten (10) Business Days after the commencement of such offer, or make any public statement inconsistent with the Company Board Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”). The Company shall, and shall cause its Subsidiaries to, cease immediately and cause to be terminated, and shall not authorize or knowingly permit any Company Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal and shall cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries to return or destroy (and confirm destruction of) all such information.

Section 6.4.2 Notwithstanding Section 6.4.1, prior to the receipt of the Shareholder Approval, the Company Board, directly or indirectly through any Company Representative, may, subject to Section 6.4.3 (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that the Company Board believes in good faith, after consultation with outside legal counsel and an independent financial advisor, constitutes or would reasonably be expected to result in a Superior Proposal, (ii) thereafter furnish to such third party non-public information relating to the Company or any of its Subsidiaries pursuant to an executed confidentiality agreement that contains confidentiality and standstill provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement (a copy of which confidentiality agreement shall be promptly (in all events within 24 hours) provided for informational purposes only to Parent), (iii) following receipt of and on account of a Superior Proposal, make a Company Adverse Recommendation Change, or (iv) take any action that any court of competent jurisdiction orders the Company to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to cause the Company Board to be in breach of its fiduciary duties under applicable Law. Nothing contained herein shall prevent the Company Board from disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if the Company determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law.

Section 6.4.3 The Company Board shall not take any of the actions referred to in clauses (i) through (iv) of Section 6.4.2 unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. The Company shall notify Parent promptly (but in no event later than 24 hours) after it obtains Knowledge of the receipt by the Company (or any of the Company Representatives) of any Takeover Proposal, any inquiry that would reasonably be expected to lead to a Takeover Proposal, or any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party. In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request. The Company shall keep Parent fully informed, on a current basis, of the status and material terms of any such Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms thereof. The Company shall provide Parent with at least 48 hours prior notice of any meeting of the Company Board (or such lesser notice as is provided to the members of the Company Board) at which the Company Board is reasonably expected to consider any Takeover Proposal. The Company shall promptly (but in no event later than 24 hours) provide Parent with a list of any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations provided to any third party, and, to the extent such information has not been previously provided to Parent, copies of such information.

Section 6.4.4 Except as set forth in this Section 6.4.4, the Company Board shall not make any Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of the Shareholder Approval, the Company Board may make a Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement, if: (i) the Company promptly notifies Parent, in writing, at least five Business Days (the “Notice Period”) before making a Company Adverse Recommendation Change or entering into (or causing a Subsidiary to enter into) a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that the Company has received a Takeover Proposal that the Company Board intends to declare a Superior Proposal and that the Company Board intends to make a Company Adverse Recommendation Change or the Company intends to enter into a Company Acquisition Agreement; (ii) the Company attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Proposal; (iii) the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause the Company Representatives to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least three Business Days remains in the Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)); and (iv) the Company Board determines in good faith, after consulting with outside legal counsel and an independent financial advisor, that such Takeover Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Parent during the Notice Period in the terms and conditions of this Agreement.

Section 6.5 Reasonable Best Efforts.

Section 6.5.1 General. Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 6.5.1), each of the Parties shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the obtaining of all necessary permits, waivers, consents, approvals and actions or nonactions from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities, (ii) the obtaining of all necessary consents or waivers from third parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. The Company and Parent shall, subject to applicable Law, promptly (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) immediately above and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each Party shall promptly inform the other Parties, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Company or Parent receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other Party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other Party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement.

Section 6.5.2 Challenge. In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the Company shall cooperate in all respects with Parent and Merger Sub and shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, none of Parent, Merger Sub or any of their Affiliates shall be required to defend, contest or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed or overturned any Order, in connection with the transactions contemplated by this Agreement.

Section 6.5.3 Exceptions. Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub or any of their Subsidiaries shall be required to, and the Company may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries; provided that, if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company in the event the Closing occurs.

Section 6.6 Certain Notices. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Section 8.1, the Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) any material notice or other material communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with this Agreement, the Merger or the other transactions contemplated hereby, (b) any material claims, actions, suits, proceedings or investigations commenced or, to such Party’s Knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries which relate to this Agreement, the Merger or the other transactions contemplated hereby and (c) any fact, event or circumstance known to such Party that would cause or constitute, or would reasonably be expected to cause or constitute, a breach in any material respect of such Party’s representations, warranties, covenants or agreements contained herein or would prevent, delay or impede, or would reasonably be expected to prevent, delay or impede, the consummation of the Merger or any other transaction contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.6 shall not limit or otherwise affect any remedies available to the Party receiving such notice or prevent or cure any misrepresentations, breach of warranty or breach of covenant or failure to satisfy the conditions to the obligations of the Parties under this Agreement.

Section 6.7 Public Announcements. Except as set forth in this Section 6.7, the Parties agree that Parent will prepare and disseminate any press release or public announcement pertaining to the Merger, and shall in good faith consult with the Company as to the text of any such press release or public announcement, provided that all decisions with respect to such press releases and public announcements shall ultimately rest with Parent. Except as set forth in the last sentence of this Section 6.7, the Company shall not issue any press release or public statement pertaining to the Merger without consulting with, and obtaining the consent of Parent, which consent shall not be unreasonably withheld or delayed, except as required to comply with any Law. The Parties will prepare a joint release for the announcement of the execution of this Agreement. John G. Shanahan and Timothy R. Lindsey, as the representatives of the Company, are authorized to make public statements substantially as follows without the need to consult with or obtain the prior consent of Parent:

i.	In current market conditions, the Company will have difficulty maintaining the Troy Mine on care and maintenance whilst advancing Rock Creek permitting. We owe it to our shareholders and all stakeholders to be responsible in light of current realities.

ii.	The Troy Mine, when operating at higher metal prices, was an important bridge to Rock Creek. Having an experienced regional workforce is critical in developing and operating Rock Creek. Parent is an established and industry leader in underground mining, they have local experience at Lucky Friday and unique operational experiences at Greens Creek. Both are critical in developing Rock Creek.

iii.	Rock Creek is a world class deposit. The Company has received excellent support from the communities of northwest Montana, and is it important that this project be permitted and developed to the highest standards. Parent is a company that can do this.

Section 6.8 NYSE Listing. Parent agrees to authorize for listing on the NYSE the shares of Parent Common Stock issuable in connection with the Merger, upon official notice of issuance. Parent shall take all steps reasonably necessary to maintain the listing of the Parent Common Stock on the NYSE.

Section 6.9 Indemnification of Directors and Officers.

Section 6.9.1 Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company and its Subsidiaries (each an “Indemnified Party”) as provided in the Company’s Charter Documents, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Section 6.9 of the Company Disclosure Schedule, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

Section 6.9.2 For six years after the Effective Time, to the fullest extent permitted under applicable Law, Parent and the Surviving Corporation shall indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the transactions contemplated by this Agreement), and shall reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without the Surviving Corporation’s prior written consent.

Section 6.9.3 The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) maintain in effect for a period of six years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries when compared to the insurance maintained by the Company as of the date hereof), or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement); provided, however, that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of one hundred fifty percent (150%) of the last annual premium paid by the Company for such insurance prior to the date of this Agreement, which amount is set forth on Section 6.9.3 of the Company Disclosure Schedule (the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Surviving Corporation will obtain, and Parent will cause the Surviving Corporation to obtain, that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.

Section 6.9.4 The obligations of Parent and the Surviving Corporation under this Section 6.9 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.9 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.9 applies shall be third party beneficiaries of this Section 6.9, each of whom may enforce the provisions of this Section 6.9).

Section 6.9.5 In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.9. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to, or in substitution for, any such claims under any such policies.

Section 6.10 State Takeover Statutes. If any state takeover statute or similar statute becomes applicable to this Agreement (including the Merger and the other transactions contemplated hereby), each of Parent, Merger Sub, the Company and their respective Boards of Directors shall take all reasonable action necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated hereby or otherwise act to eliminate or minimize the effect of such statute or regulation on this Agreement or the transactions contemplated hereby.

Article 7

Closing Conditions

Section 7.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction, or waiver, at or prior to the Closing Date, of the following conditions:

Section 7.1.1 Shareholder Approval. The Shareholder Approval shall have been obtained.

Section 7.1.2 No Injunctions or Restraints. No Law or Order issued by any Governmental Entity of competent jurisdiction preventing the consummation of the Merger or any other transaction contemplated by this Agreement shall be in effect; provided, however, that the right to assert that this condition has not been satisfied shall not be available to any Party who has not used its reasonable best efforts to prevent, resist, appeal, obtain consent under, resolve or lift, as applicable, such Law or Order or who has not complied in all material respects with its obligations under Section 6.5.

Section 7.1.3 Securities Matters. No stop order suspending the effectiveness of the S-4 or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC or any Canadian securities regulatory authority; and all requests for additional information on the part of the SEC or any Canadian securities regulatory authority shall have been complied with to the reasonable satisfaction of the Parties.

Section 7.1.4 NYSE Listing. The Parent Common Stock issuable to shareholders of the Company pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

Section 7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Parent in accordance with Section 8.5.

Section 7.2.1 Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 4.1, 4.2, 4.3, 4.6, 4.8, 4.11, and 4.18 shall have been true and correct in all respects other than de minimis inaccuracies as of the date of this Agreement, and shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as if made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), and (ii) each of the other representations and warranties of the Company set forth in Article 4 shall have been true and correct in all respects as of the date of this Agreement, and shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date, which shall have been true and correct as of such earlier date), except for inaccuracies of representations and warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and would not reasonably be expected to result in a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

Section 7.2.2 Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date.

Section 7.2.3 Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 7.2.4 Officer’s Certificate. Parent shall have received a certificate of an officer of the Company confirming the satisfaction of the conditions set forth in Sections 7.2.1, 7.2.2, and 7.2.3.

Section 7.2.5 Consents. All consents, filings, registrations, waivers and notifications necessary to permit the consummation of the transactions contemplated by this Agreement shall have been obtained or made, including all such consents, filings, registrations, waivers and notifications disclosed (or required to be disclosed) in Section 4.5.2 of the Company Disclosure Schedule.

Section 7.2.6 Troy Mine. The environmental risk transfer program and any other insurance policies in effect as of the date hereof providing coverage for the Company’s or its Subsidiaries’ reclamation and mine closing Liabilities relating to the Troy Mine shall, as determined by Parent in its sole discretion, be in full force and effect and shall apply to any reclamation plan relating to the Troy Mine that is implemented or effected after the date hereof, including as result of the 2012 Environmental Impact Statement (including any supplements thereto, whether completed or in progress) and associated Record of Decision (including any amendments or supplements thereto, whether completed or in progress) issued by the Montana Department of Environmental Quality and the United States Forest Service.

Section 7.2.7 Employment Agreement Amendments. The amendments to the Employment Agreements between the Company and certain of its employees entered into in January and February 2015 in connection with this Agreement shall remain in full force and effect.

Section 7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction of the following conditions, any one of which may be waived in writing by the Company in accordance with Section 8.5.

Section 7.3.1 Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Sections 5.1, 5.2, 5.3, 5.8, and 5.10 shall have been true and correct in all respects other than de minimis inaccuracies as of the date of this Agreement, and shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as if made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), and (ii) each of the other representations and warranties of Parent and Merger Sub set forth in Article 5 shall have been true and correct in all respects as of the date of this Agreement, and shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date, which shall have been true and correct as of such earlier date), except for inaccuracies of representations and warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement (it being understood that, for purposed of determining the accuracy of such representations and warranties, all materiality qualifications contained in such representations and warranties shall be disregarded).

Section 7.3.2 Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by Parent and/or Merger Sub, as applicable, on or prior to the Closing Date.

Section 7.3.3 Officer’s Certificate. The Company shall have received a certificate of an officer of Parent confirming the satisfaction of the conditions set forth in Sections 7.3.1 and 7.3.2.

Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article 7 to be satisfied if such failure was caused by such Party’s failure to act in good faith to comply with this Agreement or use its reasonable best efforts to consummate and make effective the transactions provided for herein.

Article 8

Termination, Amendment and Waiver

Section 8.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating Party, whether before or after the Shareholder Approval:

(i) by mutual written consent of Parent and the Company;

(ii) by either Parent or the Company:

(a) if the Shareholder Approval is not obtained at the Company Shareholders’ Meeting or any adjournment or postponement thereof at which adoption of this Agreement is voted upon; provided that the Company’s right to terminate this Agreement under this Section 8.1(ii)(a) shall not be available to the Company if the Company has not complied with its obligations under Sections 6.2 and 6.4 or Shareholder Approval is not obtained because of a breach of a Shareholders Agreement;

(b) if the Merger shall not have been consummated by the date that is four months from the date hereof (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(ii)(b) shall not be available to any Party if any action of such Party or the failure by any Party to perform any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Merger and the other transactions contemplated by this Agreement to be consummated on or before the Termination Date; or

(c) if (A) any Law prohibits or makes illegal the consummation of the Merger or (B) any Order of any Governmental Entity having competent jurisdiction is entered enjoining the Company, Parent or Merger Sub from consummating the Merger and such Order has become final and nonappealable, and, in either case, prior to termination pursuant to this Section 8.1(ii)(c), the Party terminating this Agreement shall have used its reasonable best efforts to prevent, resist, appeal, obtain consent under, resolve or lift, as applicable, the Law or Order and shall have complied in all material respects with its obligations under Section 6.5; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(ii)(c) shall not be available to any Party if any action of such Party or the failure by any Party to perform any of its obligations under this Agreement has been the cause of, or resulted in, the imposition of any such Order or the failure of such Order to be resisted, resolved or lifted, as applicable;

(iii) by the Company:

(a) if (I) Parent or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub such that the closing condition set forth in Section 7.3.2 would not be satisfied or (II) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the closing condition set forth in Section 7.3.1 would not be satisfied, and, in the case of clause (I) or clause (II), such breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (x) the Termination Date, and (y) twenty (20) Business Days after Parent or Merger Sub receives written notice of such breach from the Company; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(iii)(a) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement or there exists a breach of any representation or warranty of the Company such that the closing condition set forth in Sections 7.2.1 or 7.2.2 would not be satisfied if the Closing Date were at the time of such termination; or

(b) if, prior to the obtaining of the Shareholder Approval, (I) the Company Board has received a Superior Proposal, (II) the Company Board has determined in good faith (after consultation with its outside legal counsel and independent financial advisor) that the failure to accept such Superior Proposal is reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board to the holders of shares of Company Stock under applicable Law, (III) the Company has complied with Sections 6.2 and 6.4 and (IV) the Company pays the Termination Fee and Parent Expenses to Parent in accordance with Section 8.4; or

(iv) by Parent:

(a) if (I) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the closing condition set forth in Section 7.2.2 would not be satisfied or (II) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 7.2.1 would not be satisfied, and, in the case of clause (I) or clause (II), such breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (x) the Termination Date, and (y) twenty (20) Business Days after the Company receives written notice of such breach from Parent; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(iv)(a) if Parent or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement or there exists a breach of any representation or warranty of Parent or Merger Sub such that the closing condition set forth in Sections 7.3.1 or 7.3.2 would not be satisfied if the Closing Date were at the time of such termination; or

(b) if, prior to the obtaining of the Shareholder Approval, (I) a Company Adverse Recommendation Change shall have occurred, (II) the Company has failed to include the Company Recommendation in the Proxy Statement, (III) the Company Board approves, recommends or adopts, or publicly proposes to approve, recommend or adopt, a Takeover Proposal or approves or recommends that holders of Company Stock tender their shares of Company Stock in any tender offer or exchange offer that is a Takeover Proposal, or (IV) the Company shall have breached or failed to perform any of the covenants and agreements set forth in Sections 6.2 or 6.4.

Section 8.2 Notice of Termination; Effect of Termination. The Party desiring to terminate this Agreement pursuant to this Article 8 (other than pursuant to Section 8.1(i)) shall deliver written notice of such termination to each other Party specifying with particularity the reason for such termination, and any such termination in accordance with Section 8.2 shall be effective immediately upon delivery of such written notice to the other Party. Except as otherwise set forth in this Section 8.2, in the event of a termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company hereunder; provided, however, that the provisions of this Section 8.2, Sections 6.3.2, 8.3, 8.4, 8.5 and Article 9 and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement; provided, further, that no Party shall be relieved or released from any liabilities or damages arising out of its willful or intentional material breach of any provision of this Agreement.

Section 8.3 Fees and Expenses. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Party incurring, or required to incur, such expenses, whether or not the Merger is consummated, except that Parent and the Company shall each bear and pay 50 percent of the costs and expenses incurred in connection with the filing of the S-4 and the printing and mailing of the Proxy Statement (including any SEC filing fees).

Section 8.4 Termination Fee and Expenses.

Section 8.4.1 Termination Fee.

(i) If this Agreement is terminated by the Company pursuant to Section 8.1(iii)(b), then the Company shall pay to Parent (or as directed by Parent), by wire transfer of same day funds, (x) $825,000 (the “Termination Fee”) plus (y) all of Parent’s actual and reasonably documented fees and expenses (including legal fees and expenses) incurred by Parent and its Affiliates in connection with the transactions contemplated by this Agreement (the “Parent Expenses”) concurrently with, and as a condition precedent to, termination of this Agreement pursuant to Section 8.1(iii)(b).

(ii) If this Agreement is terminated by Parent pursuant to Section 8.1(ii)(a) (but only if Shareholder Approval is not obtained because of a breach of a Shareholders Agreement) or Section 8.1(iv)(b), then the Company shall pay to Parent (or as directed by Parent), by wire transfer of same day funds, (x) the Termination Fee plus (y) the Parent Expenses within two Business Days after such termination, in each case by wire transfer of same-day funds.

(iii) If this Agreement is terminated by: (a) Parent pursuant to Section 8.1(iv)(a), (provided that the Shareholder Approval shall not have been obtained at the Company Shareholder Meeting) or (b) the Company or Parent pursuant to (x) Section 8.1(ii)(b) (provided that Shareholder Approval shall not have been obtained at the Company Shareholders’ Meeting) or (y) Section 8.1(ii)(a) and (I) prior to such termination (in the case of termination pursuant to Section 8.1(ii)(b) or Section 8.1(iv)(a)) or the Company Shareholders’ Meeting (in the case of termination pursuant to Section 8.1(ii)(a)), a Takeover Proposal shall have been (1) publicly disclosed and not withdrawn (in the case of a termination pursuant to Section 8.1(ii)(a) or Section 8.1(ii)(b)) or (2) publicly disclosed or otherwise made or communicated to the Company or the Company Board, and not withdrawn (in the case of a termination pursuant to Section 8.1(iv)(a)), and (II) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to any Takeover Proposal, or any Takeover Proposal shall have been consummated, then in any such event the Company shall pay to Parent (by wire transfer of immediately available funds), concurrently with, and as a condition precedent to consummating such transaction, the Termination Fee plus Parent’s Expenses.

Section 8.4.2 Parent Expenses. If this Agreement is terminated by either the Company or Parent (subject to Section 8.4.1) pursuant to Section 8.1(ii)(a) or by Parent pursuant to Section 8.1(iv)(a), and neither Parent nor Merger Sub is in material default under this Agreement at the time of such termination, then the Company shall pay to Parent (or as directed by Parent), by wire transfer of same day funds, the Parent Expenses as promptly as reasonably practicable (and, in any event, within two (2) Business Days following such termination).

Section 8.4.3 Company Expenses. If this Agreement is terminated by the Company pursuant to Section 8.1(iii)(a), and the Company is not in material default under this Agreement at the time of such termination, then Parent shall pay to the Company (or as directed by Parent), by wire transfer of same day funds, all of the Company’s actual and reasonably documented fees and expenses (including legal fees and expenses) incurred by the Company in connection with the transactions contemplated by this Agreement (the “Company Expenses”) as promptly as reasonably practicable (and, in any event, within two (2) Business Days following such termination).

Section 8.4.4 Acknowledgement. The Parties acknowledge that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to pay the Termination Fee and/or Parent Expenses when due, and, in order to obtain such payment Parent commences a suit which results in a judgment against the Company for all or any portion of the Parent Expenses, the Company shall pay to Parent its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such suit. If Parent fails to pay the Company Expenses when due, and, in order to obtain such payment the Company commences a suit which results in a judgment against Parent for all or any portion of the Company Expenses, Parent shall pay to the Company its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such suit.

Section 8.5 Extension; Waiver. At any time prior to the Effective Time, Parent or the Company may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Party under this Agreement, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any instrument delivered pursuant hereto or (c) waive compliance with any of the covenants or agreements of the other Party or conditions to the obligations of the waiving Party contained herein; provided, however, that after any approval of this Agreement by the shareholders of the Company, no extension or waiver that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such shareholders may be made without such shareholder approval. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by such Party. The failure or delay of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights, nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise of any rights hereunder.

Section 8.6 Amendment. At any time prior to the Effective Time, this Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors; provided, however, that, after approval of the Agreement by the shareholders of the Company, no amendment that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such shareholders may be made without such shareholder approval. This Agreement may not be amended except by an instrument in writing signed by Parent, Merger Sub and the Company.

Section 8.7 Acknowledgment. The Parties acknowledge that the Termination Fee shall not be relevant in terms of determining levels of materiality for purposes of this Agreement.

Article 9

General Provisions

Section 9.1 Non-Survival of Representations and Warranties. None of the representations and warranties of the Parties in this Agreement or in any instrument delivered pursuant to this Agreement (or the Schedules or Exhibits attached hereto or delivered in connection herewith) shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, other than (a) the covenants and agreements of the Parties contained in this Article 9, in Article 3 and in Section 6.3.2 and (b) those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed.

Section 9.2 Notices. Any notices or other communications required or permitted under, or otherwise made in connection with, this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail (but, in the case of electronic mail, only if followed by transmittal by national overnight courier or hand delivery on the next Business Day), (c) upon receipt after dispatch by registered or certified mail, postage prepaid or (d) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery), in each case, addressed as follows:

If to the Company, addressed to it at:

Revett Mining Company, Inc.

11115 East Montgomery, Suite G

Spokane Valley, Washington 99206

Attention: Ken Eickerman

Facsimile: (509) 891 8901

Email: KEickerman@revettminerals.com

with a mandated copy (which shall not constitute notice) to:

Randall Danskin, P.S.

1500 Bank of America Financial Center

601 West Riverside Avenue

Spokane, Washington 99201-0626

Attention: Douglas J. Siddoway

Facsimile: (509) 624-2528

Email: djs@randalldanskin.com

If to Parent or Merger Sub, addressed to it at:

Hecla Mining Company

6500 N. Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

Attention: David Sienko

Facsimile: (208) 209-1278

Email: dsienko@hecla-mining.com

with a mandated copy (which shall not constitute notice) to:

K&L Gates LLP

70 West Madison Street, Suite 3100

Chicago, IL 60602-4207

Attention: J. Craig Walker

Facsimile: (312) 827-8179

Email: craig.walker@klgates.com

Section 9.3 Headings. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.4 Disclosure Schedules.

Section 9.4.1 Company Disclosure Schedule. Nothing in the Company Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made in Article 4 unless the Company Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Company Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in Article 4.

Section 9.4.2 Parent Disclosure Schedule. Nothing in the Parent Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made in Article 5 unless the Parent Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Parent Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in Article 5.

Section 9.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon a determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

Section 9.6 Entire Agreement; Parties in Interest. This Agreement (together with the Exhibits, Parent Disclosure Schedule, Company Disclosure Schedule and the other instruments delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. Nothing in this Agreement, express or implied, shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided that the provisions of Article 3 shall inure to the benefit of those Persons benefiting therefrom who are intended third-party beneficiaries thereof.

Section 9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment shall be null and void. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.8 Mutual Drafting. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.

Section 9.9 Governing Law; Consent to Jurisdiction; Remedies; Enforcement; Waiver of Trial by Jury.

Section 9.9.1 Governing Law. This Agreement, and all claims and causes of action arising out of, based upon, or related to this Agreement or the negotiation, execution or performance hereof, shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware, without regard to choice or conflict of law principles that would result in the application of any Laws other than the Laws of the State of Delaware.

Section 9.9.2 Exclusive Jurisdiction. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE DISTRICT COURT OF THE STATE OF IDAHO AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF IDAHO SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH AN IDAHO STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.2 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

Section 9.9.3 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon the Parties will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a Party of any one remedy will not preclude the exercise by it of any other remedy.

Section 9.9.4 Right to Injunctive Relief. The Parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the requirement of posting a bond or other security, exclusively in any state or federal court within the State of Idaho and any state appellate court therefrom within the State of Idaho, and any such injunction shall be in addition to any other remedy to which any Party is entitled, at law or in equity.

Section 9.9.5 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LEGAL ACTION, SUIT OR PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF, BASED UPON OR RELATING TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF.

Section 9.9.6 Attorneys’ Fees. If any Party brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including reasonable legal fees, incurred in connection with such action, including any appeal of such action.

Section 9.10 Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and which shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by facsimile or otherwise) to the other Parties.

Section 9.11 No Third Party Beneficiaries. Except as provided in Section 6.9 (which shall be to the benefit of the parties referred to in such section), this Agreement is for the sole benefit of the Parties and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

* * * * *

(signature page follows)

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above.

REVETT MINING COMPANY, INC.

By:	/s/ John G. Shanahan

Name:	John G. Shanahan
Title:	President & CEO

HECLA MINING COMPANY

By:	/s/ David C. Sienko

Name:	David C. Sienko
Title:	Vice President & General Counsel

RHL HOLDINGS, INC.

By:	/s/ Don Poirier

Name:	Don Poirier
Title:	President

[Signature Page to Agreement and Plan of Merger]

Appendix B

ROMAN FRIEDRICH & COMPANY LLC PO BOX 8413, 18051 CIRCA ORIENTE RANCHO SANTA FE • CA • 92067

Tel (858) 832-8830

rfriedrich@rfcltd.ca

March 26, 2015

Board of Directors

Revett Mining Company, Inc.

11115 East Montgomery

Spokane Valley, WA 99206

Re: Fairness of Proposed Agreement

Dear Sirs:

We understand that Revett Mining Company, Inc. (“Revett”), Hecla Mining Company (“Hecla”) and RHL Holdings (“RHL), a wholly-owned subsidiary of Hecla intend to enter into an Agreement and Plan of Merger under which they agree to combine their prospective businesses. We have reviewed the draft Agreement and Plan of Merger received March 23, 2015 (the “Agreement”) and have been informed that the issued common shares of Revett will be exchanged for common shares of Hecla in the ratio of 0.1622 common shares of Hecla for each one (1) common share of Revett.

The board of directors of Revett (the “Board”) has retained Roman Friedrich & Company LLC. (“RFC”) to provide its opinion (the “Fairness Opinion”) as to the fairness of the Agreement, from a financial point of view, to Revett and Revett shareholders.

Certain capitalized terms used in this Fairness Opinion that are not defined herein have the meanings ascribed to them in the Agreement.

Credentials of RFC

Roman Friedrich & Company is a specialized investment banking firm servicing mining, metals and other industries mostly in North and South America and Europe. Since 1997, RFC has advised numerous companies regarding acquisitions, mergers, divestitures, and joint ventures, and has provided analyses of strategic options, valuations and has provided numerous fairness opinions.

Roman Friedrich is the founder and Managing Partner of RFC. Mr. Friedrich has been an investment banker for over thirty-five years. Immediately prior to establishing RFC, he was the Managing Director at TD Securities responsible for its global mining M&A business. Early in his career he spent ten years at the Chase Manhattan Bank where among other positions he was Vice President for Latin America, President of Chase Manhattan Canada Limited, and Managing Director responsible for North American investment banking. From 1979 to April 1991 he was a partner at Burns Fry, a Managing Director at First Chicago and a partner at Wood Gundy. In 1991 he was a founding partner of the New York office of Lancaster Financial Corporation (a firm specializing in mergers and acquisitions) where he was responsible for the mining business of the firm. TD Securities, a subsidiary of Toronto Dominion Bank, acquired Lancaster in 1994.

CORPORATE FINANCE • ACQUISITIONS & DIVESTITURES • INVESTMENT ADVICE

Mr. Friedrich is on the Board of Directors of Zincore Metals Inc. He is a member of the Board of Trustees of the family of open and closed end mutual funds and ETF’s managed by Guggenheim Fund Investment Advisors, LLC, all traded on the NYSE.

Independence of RFC

RFC is not an insider, associate or affiliate (as those terms are defined in Section 12b-2 of the Securities Exchange Act of 1934) of Revett or Hecla, or their respective affiliates or associates. RFC has not provided financial advisory services, or participated in any financings of Revett or Hecla within the past 24 months.

Scope of Review

In connection with rendering the Fairness Opinion, RFC has relied upon and considered, among other things, the following sources of information:

i)	Form of Shareholder Agreement dated March 20, 2015;

ii)	Draft Agreement and Plan of Merger By and Among Revett Mining Company, Inc Hecla Mining Company and RHL Holdings, Inc. received March 23, 2015

iii)	Letter from Revett to Hecla in response to Non-Binding Indicative Proposal, dated March 1, 2015;

iv)	Exclusivity Agreement between Hecla and Revett March 4, 2015;

v)	The audited financial statements and Form 10-K of Hecla for the years ending December 31, 2013 and 2014.

vi)	The audited financial statement of Revett for the year ending December 31, 2013, the draft financial statement for the year ending year ending December 31, 2014, and a draft 2014 Form 10-K of Revett for the year ending December 31, 2014;

vii)	Various discussions with Revett and Hecla senior management and attorneys with respect to current operations, financial condition, legal status, and future prospects;

viii)	Representations contained in a certificate addressed to RFC from a senior officer of Revett, dated March 25, 2015;

ix)	Updated Scoping Study Report Rock Creek Cu-Ag Project, SRK Consulting (Canada) Inc., October 2012;

x)	Scoping Study Report on the Rock Creek Cu-Ag Project, SRK Consulting, November 2005;

xi)	Rock Creek Project Montana Draft Scoping Study, SNC Lavalin, November 15 2005;

xii)	Independent Technical Report on the Rock Creek Cu-Ag Project, SRK Consulting, May 7, 2004 amended January 27 2005;

xiii)	Various documents available in the Revett Data Room including insurance policies and contracts;

xiv)	Information with respect to other transactions in the industry considered by RFC to be relevant in the circumstances;

xv)	Such other information, investigations and analyses as RFC considered necessary or appropriate in the circumstances.

Management of Revett have represented to RFC that, to the best of their knowledge, there have been no prior valuations of Revett during the past twenty-four months.

RFC has not, to the best of our knowledge, been denied access by Revett or Hecla to any information requested by RFC.

ROMAN FRIEDRICH & COMPANY	B- 2

Fairness Opinion Procedures

In arriving at our opinion, we have, among other things,

i)	considered certain financial and stock market data of Revett and Hecla;

ii)	considered the relative public trading of the common shares of Hecla and Revett;

iii)	considered the current status of Revett assets;

iv)	considered the potential impact of the Agreement on Revett;

v)	reviewed the relative net asset values of the Revett and Hecla;

vi)	considered the values paid in recent transactions involving companies in the same industry group;

vii)	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we considered relevant.

Assumptions and Limitations

As provided for in an engagement letter between RFC and the Board, RFC has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by Revett and Hecla or their respective affiliates, consultants or advisors. We have assumed that this information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. In accordance with the terms of our engagement, but subject to the exercise of our professional judgment, we have not conducted independent investigation to verify the completeness or accuracy of such information. Senior management of Revett has represented to us in a certificate dated the date hereof that among other things, the information provided to us relating to it or its affiliates was complete, true and correct in all material respects and that since the dates on which the information was provided to RFC there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Revett and no material change has occurred in the information which would have a material effect on the Fairness Opinion. In rendering our Fairness Opinion we have assumed that the Agreement will be completed on the terms and conditions set forth therein without material modification, amendment or waiver.

The Fairness Opinion is based on the securities markets, economic, general business and financial conditions prevailing on the date hereof and the conditions and prospects, financial and otherwise, of Revett and Hecla as they were reflected in the information and documents reviewed by us. We believe that our analysis must be considered as a whole and that selecting portions of our analysis without considering all factors and analyses together could create an incomplete and misleading view of the methodologies and approaches underlying our Fairness Opinion. In our analysis and in connection with the preparation of the Fairness Opinion, we have made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters which are beyond the control of RFC and Revett. Our opinion does not address the tax consequences of the Agreement to the holders of Revett common shares.

In the event that there is a material change in any fact or matter affecting the Fairness Opinion after the date hereof, RFC reserves the right to change, modify or withdraw the Fairness Opinion.

Pursuant to the terms of its engagement RFC will receive a fee for the preparation of the Fairness Opinion. Revett has agreed to reimburse RFC for its out of pocket expenses and to indemnify RFC in certain circumstances. The compensation of RFC does not depend in whole or in part on the conclusions reached in the Fairness Opinion or the successful outcome of the Arrangement.

ROMAN FRIEDRICH & COMPANY	B- 3

Opinion

Based upon and subject to the foregoing, it is the opinion of Roman Friedrich & Company LLC that, as of the date hereof, the Arrangement is fair from a financial point of view to the shareholders of Revett.

Very truly yours,

ROMAN FRIEDRICH & COMPANY LLC

ROMAN FRIEDRICH & COMPANY	B- 4

Appendix C

Douglas J. Siddoway

djs@randalldanskin.com

[            ]

Revett Mining Company, Inc.

11115 East Montgomery, Suite G

Spokane, Washington 99206

Ladies and Gentlemen:

We have acted as counsel to Revett Mining Company, Inc. (“Revett”), a Delaware corporation, in connection with the Agreement and Plan of Merger dated December March 26, 2015 (the “Agreement”), by and among Revett, Hecla Mining Company (“Hecla”), a Delaware corporation and RHL Holdings, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Hecla. Pursuant to the Agreement, Merger Sub will merge (the “Merger”) with and into Revett, with Revett surviving the Merger as a wholly-owned subsidiary of Hecla. We are delivering the opinion set forth herein (the “Opinion”) pursuant to the Agreement and in connection with the filing of the Registration Statement on Form S-4 of Hecla, which includes the Proxy Statement/Prospectus (the “Registration Statement”), filed with the Securities and Exchange Commission. Unless otherwise defined herein, capitalized terms used in this Opinion have the meanings specified in the Agreement.

For purposes of this Opinion, we have reviewed the Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed with your consent that the Merger will be completed in the manner set forth in the Agreement and in the Registration Statement, without the waiver or modification of any of the terms or conditions contained therein. In addition, in rendering this Opinion we have relied upon the factual representations set forth in the letters of representation from Revett and Hecla to us dated the date hereof (the “Representation Letters”). In rendering our Opinion, we have also assumed (without independent investigation or verification) that (a) the factual representations made in the Agreement, Registration Statement, Representation Letters and other documents referred to herein are, and will be as of the Effective Time, true and complete, (b) any representation set forth in the Agreement, Registration Statement, Representation Letters and other documents referred to herein that is qualified by knowledge, intention, belief or any similar qualifier is, and will be as of the Effective Time, true and complete without such qualification, (c) the Representation Letters have been executed by appropriate authorized officers of Revett and Hecla, (d) all other documents submitted to us have been or will be duly executed and validly signed (and filed, where applicable) to the extent required in the same form as they have been provided to us, (e) each document submitted to us will be legal, valid, binding and enforceable, and (f) all covenants agreed to by the parties pursuant to the documents referred to herein have been or will be performed or satisfied in accordance with their terms. Any inaccuracy of any of the preceding assumptions or representations, warranties, covenants or statements in the foregoing documents or the failure to consummate the Merger in accordance with the terms of the Agreement and as described in the Registration Statement may adversely affect our Opinion.

A Professional Service Corporation

1500 BANK OF AMERICA FINANCIAL CENTER  |  601 WEST RIVERSIDE AVENUE  |  SPOKANE, WASHINGTON 99201

P: 509 747-2052  |  F: 509 624-2528  |  randalldanskin.com

Revett Mining Company, Inc.

[            ]

Based upon the foregoing and in reliance thereon, we are of the opinion that, under currently applicable U.S. federal income tax law, (a) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (b) subject to the limitations and qualifications set forth therein, the discussion in the section of the Registration Statement entitled “Material U.S. Federal Income Tax Consequences of the Merger” constitutes our opinion as to the material U.S. federal income tax consequences of the Merger to holders of Revett common stock.

This Opinion is being rendered solely in connection with the Merger and the filing of the Registration Statement. This Opinion is rendered only as of the date hereof, and we undertake no obligation to update the Opinion after the date hereof. This Opinion may be withdrawn if we do not receive the Representation Letters dated the date of the Effective Time confirming the accuracy of the representations set forth therein. Our Opinion is based upon the Code, applicable Treasury Regulations promulgated or proposed under the Code, published administrative rulings and procedures, judicial decisions and other applicable authorities, all as in effect on the date hereof, which are subject to change (possibly with retroactive effect) so as to affect the conclusions stated herein.

This Opinion addresses only the matters described above, and does not address any other U.S. federal, state, local or foreign tax consequences that may result from the Merger. No opinion is implied or may be inferred beyond the matters expressly stated herein.

We hereby consent to the reference to us under the headings “Material U.S. Federal Income Tax Consequences of the Merger” and “Legal Matters” in the Registration Statement and the filing of this Opinion as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations promulgated thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act.

Very truly yours,

C-2

Appendix D

Form of

Shareholders Agreement

This Shareholders Agreement (this “Agreement”), dated as of [DATE], 2015, is between the undersigned shareholder (“Shareholder”) of Revett Mining Company, Inc., a Delaware corporation (the “Company”), and Hecla Mining Company, a Delaware corporation (“Parent”).

WHEREAS, concurrently with or following the execution of this Agreement, the Company, Parent, and RHL Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), have entered, or will enter, into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub into the Company pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that Shareholder execute and deliver this Agreement; and

WHEREAS, in order to induce Parent to enter into the Merger Agreement, Shareholder is willing to make certain representations, warranties, covenants and agreements with respect to the shares of common stock, par value $0.01 per share, of the Company (“Company Stock”) beneficially owned by Shareholder and set forth below Shareholder’s signature on the signature page hereto (the “Original Shares” and, together with any additional shares of Company Stock Shareholder purchases or acquires as described in Section 6, the “Shares”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

2. Representations of Shareholder. Shareholder represents and warrants to Parent that:

(a) (i) Shareholder owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act), all of the Original Shares free and clear of all Liens, and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Shareholder is a party relating to the pledge, disposition or voting of any of the Original Shares and there are no voting trusts or voting agreements with respect to the Original Shares.

(b) Shareholder does not beneficially own any shares of Company Stock other than [(i)] the Original Shares [and (ii) any options, warrants or other rights to acquire any additional shares of Company Stock or any security exercisable for or convertible into shares of Company Stock, set forth on the signature page of this Agreement (collectively, “Derivative Securities”)]1.

(c) Shareholder has full [corporate]2 power and authority [and legal capacity]3 to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder (including the proxy described in Section 3(b) below)). This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d) None of the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby, or compliance by Shareholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice of

[1]	NTD: To be deleted for Shareholders that do not hold Derivative Securities.
[2]	NTD: To be deleted for individual Shareholders.
[3]	NTD: To be deleted for Shareholders that are a business entity.

lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or Law applicable to Shareholder or to Shareholder’s property or assets.

(e) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of Shareholder is required in connection with the valid execution and delivery of this Agreement. [No consent of Shareholder’s spouse is necessary under any “community property” or other laws in order for Shareholder to enter into and perform its obligations under this Agreement.]4

3. Agreement to Vote Shares; Irrevocable Proxy.

(a) Shareholder agrees during the term of this Agreement to vote the Shares, and to cause any holder of record of Shares to vote: (i) in favor of the Merger and the Merger Agreement, at every meeting of the shareholders of the Company at which such matters are considered and at every adjournment or postponement thereof; (ii) against (1) any Takeover Proposal, (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of Shareholder under this Agreement and (3) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, the Company’s or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Charter Documents of the Company).

(b) Shareholder hereby appoints Parent and any designee of Parent, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote during the term of this Agreement with respect to the Shares in accordance with Section 3(a). This proxy and power of attorney is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Shareholder with respect to the Shares. The power of attorney granted by Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

4. No Voting Trusts or Other Arrangement. Shareholder agrees that Shareholder will not, and will not permit any entity under Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with Parent.

5. Transfer and Encumbrance. Shareholder agrees that during the term of this Agreement, Shareholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of the Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of the Shares or Shareholder’s voting or economic interest therein. Any attempted Transfer of Shares or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit a Transfer of the Shares by Shareholder [to any member of Shareholder’s immediate family, or to a trust for the benefit of Shareholder or any member of Shareholder’s immediate family, or upon the death of Shareholder]/[to an Affiliate of Shareholder]5; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement.

[4]	NTD: To be deleted for Shareholders that are a business entity or an unmarried individual.
[5]	NTD: First bracketed language to be deleted for Shareholders that are a Business Entity. Second bracketed language to be deleted for shareholders that are individuals.

6. Additional Shares. Shareholder agrees that all shares of Company Stock that Shareholder purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act[, but excluding shares of Company Stock underlying unexercised Derivative Securities]6) of after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

7. Termination. This Agreement shall terminate upon the earliest to occur of (i) the Effective Time and (ii) the date on which the Merger Agreement is terminated in accordance with its terms.

8. No Agreement as Director or Officer. Shareholder makes no agreement or understanding in this Agreement in Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries (if Shareholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Shareholder in Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or (b) will be construed to prohibit, limit or restrict Shareholder from exercising Shareholder’s fiduciary duties as an officer or director to the Company or its Shareholders.

9. Specific Performance. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party’s seeking or obtaining such equitable relief.

10. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the parties hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

11. Notices. All notices, requests, claims, demands, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

If to Parent or Merger Sub, addressed to it at:

Hecla Mining Company

6500 N. Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

Attention: David Sienko

Facsimile: (208) 209-1278

Email: dsienko@hecla-mining.com

[6]	NTD: To be deleted for Shareholders that do not hold Derivative Securities.

with a mandated copy (which shall not constitute notice) to:

K&L Gates LLP

70 West Madison Street, Suite 3100

Chicago, IL 60602-4207

Attention: J. Craig Walker

Facsimile: (312) 827-8179

Email: craig.walker@klgates.com

If to Shareholder, to the address or facsimile number set forth for Shareholder on the signature page hereof.

12. Miscellaneous.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the district court of the State of Idaho, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the federal courts of the United States of America located in the State of Idaho. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 12(b), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12(C).

(d) If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(e) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(f) Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

(g) All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(h) The obligations of Shareholder set forth in this Agreement shall not be effective or binding upon Shareholder until after such time as the Merger Agreement is executed and delivered by the Company, Parent and Merger Sub, and the parties agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.

(i) Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that Parent may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its Affiliates. Any assignment contrary to the provisions of this Section 12(i) shall be null and void.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

HECLA MINING COMPANY

By:

Name:

Title:

[SHAREHOLDER]

By:

Name:

Title:

Number of Shares of Company Stock Beneficially Owned as of the Date of this Agreement: [Number of Derivative Securities Beneficially Owned as of the Date of this Agreement:][7]

Street Address:

City/State/Zip Code:

Fax:

[7]	NTD: To be deleted for Shareholders that do not hold Derivative Securities.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

General Corporation Law of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware grants a corporation the power to indemnify its officers and directors, under certain circumstances and subject to certain conditions and limitations as stated therein, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by them as a result of threatened, pending or completed actions, suits or proceedings brought against them by reason of the fact that they are or were an officer or director of the corporation or served at the request of the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

Certificate of Incorporation. Article IX, Section 1 of Hecla’s Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law as the same exists or may hereafter be amended, no director will be personally liable to Hecla or its stockholders for monetary damages for breach of fiduciary duty as a director.

Bylaws. Article VIII of Hecla’s Bylaws requires indemnification and the advancement of defense expenses to directors, officers and employees to the fullest extent permitted by Delaware law. The rights to indemnification and advancement granted under Delaware law and the Bylaws are not exclusive of any other rights any person may have or acquire under any law, agreement, vote of stockholders or directors, provisions of a charter or bylaws, or otherwise.

Hecla maintains insurance for the benefit of its directors and officers to insure these persons against certain liabilities, whether or not Hecla would have the power to indemnify them against these liabilities under Delaware law.

Hecla also has entered into certain indemnification agreements with its directors and officers. The indemnification agreements provide Hecla’s directors and officers with further indemnification, to the maximum extent permitted by Delaware law.

The foregoing summaries are subject to Hecla’s Certificate of Incorporation and Bylaws, each of which is an exhibit to this Registration Statement, the text of the DGCL, and the indemnification agreements referred to above (the form of which can be found filed as an exhibit to Hecla’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006), and are qualified in their entirety by reference thereto.

Item 21. Exhibits and Financial Statement Schedules.

See “Exhibit Index” below.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	To include any prospectus required by Section 10(a)(3) of the Securities Act;

b.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

c.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6.	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7.	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

8.	That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

9.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

10.	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

11.	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES OF ISSUER

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coeur d’Alene, State of Idaho on April 20, 2015.

HECLA MINING COMPANY

By	/s/ Phillips S. Baker
Name:	Phillips S. Baker
Title:	Chief Executive Officer, President and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David C. Sienko and James A. Sabala, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any related registration statements to be filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 20th day of April, 2015.

Signature	Title

/s/ Phillips S. Baker Phillips S. Baker	Chief Executive Officer, President and Director (principal executive officer)

/s/ James A. Sabala James A. Sabala	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)

/s/ John H. Bowles John H. Bowles	Director

/s/ Ted Crumley Ted Crumley	Director

/s/ George R. Nethercutt, Jr. George R. Nethercutt, Jr.	Director

/s/ Terry V. Rogers Terry V. Rogers	Director

Signature	Title

/s/ Charles B. Stanley Charles B. Stanley	Director

/s/ Anthony P. Taylor Anthony P. Taylor	Director

Exhibit Index

2.1	Agreement and Plan of Merger, dated as of March 26, 2015, by and among the Registrant, RHL Holdings, Inc., and Revett Mining Company, Inc. (included as Appendix A to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

3.1	Restated Certificate of Incorporation of the Registrant. Filed as exhibit 3.1 to Registrant’s Current Report on Form 8-K filed on December 12, 2014 (File No. 1-8491), and incorporated herein by reference.

3.2	Bylaws of the Registrant as amended to date. Filed as exhibit 3.1 to Registrant’s Current Report on Form 8-K filed on August 22, 2014 (File No. 1-8491), and incorporated herein by reference.

4.1(a)	Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of the Registrant. Filed as exhibit 3.1 to Registrant’s Form 10-Q for the quarter ended June 30, 2010 (File No. 1-8491), and incorporated herein by reference.

4.1(b)	Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Preferred Stock of the Registrant. Filed as exhibit 3.1 to Registrant’s Form 10-Q for the quarter ended June 30, 2010 (File No. 1-8491), and incorporated herein by reference.

4.3(a)	Indenture, dated as of April 12, 2013, among Hecla Mining Company, as Issuer, certain subsidiaries of Hecla Mining company, as Guarantors thereto, and The Bank of New York Mellon Trust Company, N.A., as Trustee. Filed as exhibit 10.1 to Registrant’s Current Report on Form 8-K filed on April 15, 2013 (File No. 1-8491), and incorporated herein by reference.

4.3(b)	Supplemental Indenture, dated as of April 14, 2014, among Hecla Mining Company, as Issuer, certain subsidiaries of Hecla Mining Company, as Guarantors thereto, and The Bank of New York Mellon Trust Company, N.A., as Trustee. Filed as exhibit 4.2 to Registrant’s S-3ASR filed on April 14, 2014 (File No. 1-8491), and incorporated herein by reference.

5.1	Form of Opinion of David C. Sienko as to validity of the securities being registered (filed herewith).

8.1	Form of Opinion of Randall | Danskin, P.S. as to certain tax matters (included as Appendix C to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

9.1	Form of Shareholders Agreement (included as Appendix D to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

23.1	Consent of David C. Sienko (included in Exhibit 5.1 hereto).

23.2	Consent of Randall | Danskin, P.S. (included in Exhibit 8.1 hereto).

23.3	Consent of BDO USA, LLP, independent public accountant for Hecla (filed herewith).

23.4	Consent of BDO USA, LLP, independent public accountant for Revett (filed herewith).

23.5	Consent of Roman Friedrich & Company LLC (filed herewith).

23.6	Consent of AMEC E&C Services, Inc. (filed herewith).

23.7	Consent of Roscoe Postle Associates Inc. (filed herewith).

24.1	Powers of Attorney of Directors and Officers of Hecla Mining Company (included on the signature pages herewith).

99.1	Form of proxy card of Revett Mining Company, Inc. (filed herewith).

99.2	Term Loan and Security Agreement, dated as of April 17, 2015, between Hecla Mining Company and Revett Mining Company, Inc. (filed herewith).